   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1998



                                                      REGISTRATION NO. 333-61139

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                            DOLLAR TREE STORES, INC.
             (Exact Name of Registrant as Specified in its Charter)

                VIRGINIA                                    5331                                   54-1387365
    (State or Other Jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     Incorporation or Organization)             Classification Code Number)                   Identification No.)

         500 VOLVO PARKWAY, CHESAPEAKE, VIRGINIA 23320, (757) 321-5000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                    H. RAY COMPTON, EXECUTIVE VICE PRESIDENT
         500 VOLVO PARKWAY, CHESAPEAKE, VIRGINIA 23320, (757) 321-5000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                            ------------------------

                                   COPIES TO:

        WILLIAM A. OLD, JR., ESQ.                    TRACY K. EDMONSON, ESQ.
         HOFHEIMER NUSBAUM, P.C.                         LATHAM & WATKINS
     999 WATERSIDE DRIVE, SUITE 1700            505 MONTGOMERY STREET, SUITE 1900
         NORFOLK, VIRGINIA 23510                   SAN FRANCISCO, CA 94111-2562
        TELEPHONE: (757) 629-0613                    TELEPHONE:(415) 395-8010
         FACSIMILE:(757) 629-0660                    FACSIMILE:(415) 395-8095

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon completion of the transaction described herein.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        [Step Ahead letterhead and date]

Dear Shareholders:

    I cordially invite you to attend a special meeting of our stockholders at our headquarters, located at 3222 Winona Way, North Highlands, California, on
      , 1998 at 10:00 a.m., local time.

    At the special meeting, you will vote on a proposal to approve the merger agreement among Dollar Tree Stores, Inc., Dollar Tree West, Inc. (one of Dollar Tree's wholly owned subsidiaries), and Step Ahead Investments, Inc. ("Step Ahead"), which provides for the merger of Dollar Tree West with and into Step Ahead. As a result of the merger, you will become shareholders of Dollar Tree Stores, Inc. ("Dollar Tree").


    In the merger, each outstanding share of Step Ahead common stock and each outstanding share of Step Ahead preferred stock (other than shares as to which dissenters' rights have been exercised under California law) will be converted into shares of Dollar Tree common stock. The actual number of shares of Dollar Tree common stock you will receive depends on the average closing price of Dollar Tree common stock over the five trading days ending just prior to the special meeting. If that average closing price were $34 11/32 (the price at which Dollar Tree has the right to terminate the merger agreement), you would receive 1.2052 shares of Dollar Tree common stock for each share you own. An appendix attached to the back of the Proxy Statement sets forth the number of shares of Dollar Tree common stock which would be issued in the merger based on various assumed average closing prices of Dollar Tree common stock.


    The terms of the merger agreement require that an aggregate of 10% of the Dollar Tree shares to be issued to non-dissenting shareholders in the merger be held back and placed in an escrow account. These shares will be used to satisfy any claims Dollar Tree may have with respect to breaches of representations, warranties and covenants in the merger agreement and may also be claimed by Dollar Tree to the extent that Step Ahead's adjusted net worth just prior to closing is less than a specified amount.

    After careful consideration, Step Ahead's board of directors has determined that the merger agreement and the merger are in the best interests of Step Ahead and its shareholders. Accordingly, the Board has unanimously approved the merger agreement and the merger and recommends that you vote in favor of the merger agreement and the merger at the special meeting. In making this recommendation, the Board considered the opinion of Piper Jaffray Inc., our financial advisor, stating that, as of the date of its opinion, the aggregate consideration to be received by the shareholders of Step Ahead as a group in the merger (based on an assumed Dollar Tree average closing price of $42.55) was fair from a financial point of view to such holders.

    Under California law, the affirmative vote of both the holders of a majority of Step Ahead's common stock and the holders of a majority of Step Ahead's preferred stock, each voting separately as a class, must approve the merger. Certain of my family members and I have agreed to vote our shares in favor of the merger. We own, in the aggregate, approximately 64% of Step Ahead's common stock.

    PLEASE NOTE THAT WE STILL NEED YOUR VOTE. DOLLAR TREE CAN TERMINATE THE MERGER AGREEMENT IF HOLDERS OF MORE THAN 9.98% OF STEP AHEAD'S COMMON AND PREFERRED STOCK VOTE AGAINST THE MERGER OR ABSTAIN FROM VOTING. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, I URGE YOU TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PRE-PAID ENVELOPE TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING.

    Thank you, and I look forward to seeing you at the special meeting.

                                          Sincerely yours,

                                          Gary Cino

                                          Chairman & Chief Executive Officer

                          STEP AHEAD INVESTMENTS, INC.
                                3222 WINONA WAY
                       NORTH HIGHLANDS, CALIFORNIA 95660
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                   TO BE HELD
                                         , 1998
                                   10:00 A.M.
                                3222 WINONA WAY
                          NORTH HIGHLANDS, CALIFORNIA

The Board of Directors of Step Ahead asks you to attend this meeting to vote on the following:

    1. PROPOSED MERGER. To vote on the merger agreement among Dollar Tree Stores, Inc., Dollar Tree West, Inc. (one of Dollar Tree's wholly owned subsidiaries), and Step Ahead Investments, Inc., which provides for the merger of Dollar Tree West with and into Step Ahead. In the merger, each outstanding share of Step Ahead common stock and each outstanding share of Step Ahead preferred stock (other than shares as to which dissenters' rights have been exercised under California law) will be converted into shares of Dollar Tree Stores, Inc. common stock. The actual number of shares of Dollar Tree common stock you will receive depends on the average closing price of Dollar Tree common stock over the five trading days ending just prior to the special meeting. An appendix attached to the back of the Proxy Statement sets forth the number of shares of Dollar Tree common stock which would be issued in the merger based on various assumed average closing prices of Dollar Tree common stock.

    2. SHAREHOLDER REPRESENTATIVE. To select Gary Cino as your representative to act for and on your behalf with respect to all matters arising in connection with shares of Dollar Tree common stock to be placed in escrow. The terms of the merger agreement require that an aggregate of 10% of the Dollar Tree shares to be issued to non-dissenting shareholders in the merger be held back and placed in an escrow account. These shares will be used to satisfy any claims Dollar Tree may have with respect to breaches of representations, warranties and covenants in the merger agreement and may also be claimed by Dollar Tree to the extent that Step Ahead's adjusted net worth just prior to closing is less than a specified amount.

    3. OTHER BUSINESS. To consider and vote on any other matters that properly come before the meeting or any adjournments or postponements.

The Board of Directors has fixed the close of business on       , 1998 as the
record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only shareholders of record on that date are entitled to notice of and to vote at the special meeting and any adjournments or postponements.

                                    By Order of the Board of Directors,

                                    Janet S. Cino
                                    Secretary

         , 1998

North Highlands, California

    YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE MERGER. UNDER CALIFORNIA LAW, THE AFFIRMATIVE VOTE OF BOTH THE HOLDERS OF A MAJORITY OF STEP AHEAD'S COMMON STOCK AND THE HOLDERS OF A MAJORITY OF STEP AHEAD'S PREFERRED STOCK, EACH VOTING SEPARATELY AS A CLASS, MUST APPROVE THE MERGER.

    FAILURE TO RETURN A PROPERLY EXECUTED PROXY AND/OR VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE MERGER.

    TO VOTE YOUR SHARES, PLEASE, SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

    DO NOT SEND ANY CERTIFICATES REPRESENTING STEP AHEAD COMMON OR PREFERRED STOCK AT THIS TIME.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS/PROXY STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 3, 1998


                           PROSPECTUS/PROXY STATEMENT
                            ------------------------

[LOGO OF DOLLAR TREE]                                       [LOGO OF STEP AHEAD]

                                   PROSPECTUS

                            DOLLAR TREE STORES, INC.

                            ------------------------

                                PROXY STATEMENT

                          STEP AHEAD INVESTMENTS, INC.

                        SPECIAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON       , 1998

                            ------------------------

    Dollar Tree Stores, Inc., a Virginia corporation ("Dollar Tree"), has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission" or the "SEC") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), for the registration of shares of its authorized but unissued Common Stock, $.01 par value per share ("Dollar Tree Common Stock"), to be issued pursuant to the terms of the Merger Agreement dated as of July 22, 1998 (the "Merger Agreement", which term shall include the Agreement of Merger to be entered into pursuant thereto) among Dollar Tree, Dollar Tree West, Inc., a California corporation and a wholly owned subsidiary of Dollar Tree ("Merger Sub"), and Step Ahead Investments, Inc., a California corporation ("Step Ahead"), under which Dollar Tree has agreed to acquire Step Ahead through the merger (the "Merger") of Merger Sub with and into Step Ahead. As a result of the Merger, Step Ahead will become a wholly owned subsidiary of Dollar Tree and each outstanding share of Common Stock of Step Ahead, no par value ("Step Ahead Common Stock") and each outstanding share of Series A Preferred Stock of Step Ahead, no par value ("Step Ahead Preferred Stock"), will be converted into the right to receive shares of Dollar Tree Common Stock (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law) equal to an exchange ratio ("Exchange Ratio") calculated in accordance with the Merger Agreement and illustrated on Appendix A attached hereto. Further, pursuant to the terms of the Merger Agreement, Dollar Tree will assume all outstanding options to purchase shares of Step Ahead Common Stock. The consummation of the Merger is subject to a number of conditions. See "Terms of the Merger."

    The Merger does not require approval of the shareholders of Dollar Tree but does require approval of the holders of Step Ahead Common Stock and Step Ahead Preferred Stock ("Step Ahead Shareholders"). See "Voting and Proxies--Vote Required." If the Merger and the Merger Agreement are approved by the Step Ahead
Shareholders at their special meeting to be held on             , 1998 to
consider and vote upon the Merger and the Merger Agreement (the "Special Meeting"), and if the other conditions to the Merger are met or waived, then the Merger is expected to be consummated as soon as practicable after the Special Meeting.

    Holders of Step Ahead Common Stock and Step Ahead Preferred Stock who object to the Merger may, under certain circumstances and by following prescribed statutory procedures, exercise dissenters' rights to receive cash for their shares. See "Terms of the Merger-- Dissenters' Rights."

    This Prospectus/Proxy Statement constitutes: (i) the Proxy Statement of Step Ahead relating to the solicitation of proxies by the Board of Directors of Step Ahead for use at the Special Meeting and (ii) the Prospectus of Dollar Tree for the related issuance of Dollar Tree Common Stock pursuant to the Merger, filed as part of the Registration Statement. All information contained herein with respect to Dollar Tree and its subsidiaries has been furnished by Dollar Tree, and all information contained herein with respect to Step Ahead has been furnished by Step Ahead.


    Dollar Tree Common Stock is traded on The Nasdaq National Market under the symbol "DLTR." On September 2, 1998, the last reported sale price of Dollar Tree Common Stock was $30 27/32 per share. Step Ahead Shareholders are urged to obtain current quotations of the price of Dollar Tree Common Stock.


    This Prospectus/Proxy Statement and the accompanying form of proxy are first
being mailed to shareholders of Step Ahead on or about             , 1998.

                         ------------------------------


THE MERGER INVOLVES CERTAIN RISKS TO STEP AHEAD SHAREHOLDERS. SEE "RISK FACTORS" ON PAGES 23 TO 33 FOR A DESCRIPTION OF CERTAIN RISK FACTORS TO BE CONSIDERED BY STEP AHEAD SHAREHOLDERS BEFORE VOTING ON THE MERGER AND THE MERGER AGREEMENT.


                            ------------------------

THE SECURITIES OF DOLLAR TREE TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED
     OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
   STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                         ------------------------------

THIS PROSPECTUS/PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE RELATING TO
   DOLLAR TREE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE
     DOCUMENTS ARE AVAILABLE UPON REQUEST AT NO CHARGE FROM DOLLAR TREE
         STORES, INC., 500 VOLVO PARKWAY, CHESAPEAKE, VIRGINIA 23320,
         ATTENTION: SHAREHOLDER SERVICES, TELEPHONE: (757) 321-5000. IN
          ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH
                 REQUEST SHOULD BE MADE BY             , 1998.

                         ------------------------------

       The date of this Prospectus/Proxy Statement is             , 1998.

                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE DOLLAR TREE/STEP AHEAD MERGER.........................           3
SUMMARY...............................................................................           5
  The Companies.......................................................................           5
  Special Meeting of Shareholders of Step Ahead.......................................           5
  The Merger..........................................................................           6
  Selected Historical Financial Data of Dollar Tree...................................          14
  Selected Historical Financial Data of Step Ahead....................................          16
  Selected Unaudited Pro Forma Combined Financial Data................................          18
  Comparative Per Share Data..........................................................          21
  Price Range of Common Stock.........................................................          22
RISK FACTORS..........................................................................          23
  Risks Related to the Merger.........................................................          23
  Risks Related to Dollar Tree........................................................          25
  Risks Related to Step Ahead.........................................................          31
VOTING AND PROXIES....................................................................          34
  Date, Time and Place of Special Meeting.............................................          34
  Record Date and Outstanding Shares of Step Ahead....................................          34
  Voting of Proxies...................................................................          34
  Vote Required.......................................................................          34
  Solicitation of Proxies and Expenses................................................          35
THE MERGER AND RELATED TRANSACTIONS...................................................          36
  Background of the Merger............................................................          36
  Reasons for the Merger..............................................................          38
  Opinion of Financial Advisor to Step Ahead..........................................          42
  Management After the Merger.........................................................          46
  Prior Relationship Between Dollar Tree and Step Ahead...............................          46
TERMS OF THE MERGER...................................................................          47
  Effective Time of the Merger........................................................          47
  Manner and Basis of Converting Shares of Step Ahead Stock...........................          47
  Escrow of Shares....................................................................          48
  Post-Closing Adjustment.............................................................          48
  Representations and Warranties......................................................          49
  Indemnification.....................................................................          49
  Shareholder Representative..........................................................          50
  Assumption of Step Ahead Options....................................................          50
  Exchange of Certificates; Letter of Transmittal.....................................          50
  Interests of Certain Persons........................................................          51
  Conduct of Business Prior to the Merger.............................................          52
  No Solicitation.....................................................................          52
  Conditions Precedent to the Merger..................................................          53
  Directors' and Officers' Indemnification............................................          53
  Non-Competition Agreements; Option Grants...........................................          54
  New Stock Option Grants.............................................................          54
  Material United States Federal Income Tax Consequences..............................          54
  Accounting Treatment................................................................          55
  Affiliates' Restrictions on Sale of Step Ahead and Dollar Tree Stock................          56
  Governmental and Regulatory Approvals...............................................          56
  Amendment; Termination..............................................................          56
  Lock-Up Option......................................................................          57
  Dissenters' Rights..................................................................          58

  Fees and Expenses...................................................................          60
  Voting Agreement....................................................................          60
  Articles of Incorporation and Bylaws................................................          60
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...........................          61
SELECTED HISTORICAL FINANCIAL DATA OF DOLLAR TREE.....................................          69
DOLLAR TREE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................          71
  Overview............................................................................          71
  Results of Operations...............................................................          72
  Liquidity and Capital Resources.....................................................          75
  Recent Developments.................................................................          77
  Seasonality and Quarterly Fluctuations..............................................          77
  Inflation and Other Economic Factors................................................          78
  Year 2000 Compliance................................................................          78
  New Accounting Pronouncements.......................................................          79
SELECTED HISTORICAL FINANCIAL DATA OF STEP AHEAD......................................          80
STEP AHEAD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................          82
  Results of Operations...............................................................          82
  Liquidity and Capital Resources.....................................................          84
  Seasonality and Quarterly Fluctuations..............................................          84
  Inflation and Other Economic Factors................................................          85
  Year 2000 Compliance................................................................          85
  New Accounting Pronouncements.......................................................          85
INFORMATION CONCERNING DOLLAR TREE....................................................          86
  Business............................................................................          86
    Overview..........................................................................          86
    Business Strategy.................................................................          86
    Growth Strategy...................................................................          87
    Merchandising and Store Format....................................................          88
    Site Selection and Store Locations................................................          89
    Field Management and Personnel....................................................          90
    Warehousing and Distribution......................................................          90
    Management Information Systems....................................................          92
    Competition.......................................................................          92
    Trademarks........................................................................          92
    Employees.........................................................................          92
    Legal Proceedings.................................................................          93
  Management..........................................................................          94
    Directors, Executive Officers and Certain Key Personnel...........................          94
    Directors and Executive Officers..................................................          94
    Certain Key Personnel.............................................................          96
INFORMATION CONCERNING STEP AHEAD.....................................................          97
  Business............................................................................          97
    History...........................................................................          97
    Step Ahead's Competitive Strengths................................................          97
    Merchandising and Store Format....................................................          98
    Site Selection and Store Locations................................................          99
    Warehousing and Distribution......................................................         100
    Field Management and Personnel....................................................         100
    Employees.........................................................................         100
    Management Information Systems....................................................         100
    Competition.......................................................................         101

    Trademarks........................................................................         101
    Environmental.....................................................................         101
    Litigation........................................................................         101
  Management..........................................................................         102
    Directors, Executive Officers and Certain Key Personnel...........................         102
    Directors and Executive Officers..................................................         102
    Certain Key Personnel.............................................................         103
  Security Ownership of Principal Shareholders and Management of Step Ahead...........         104
DESCRIPTION OF DOLLAR TREE CAPITAL STOCK..............................................         106
  Dollar Tree Common Stock............................................................         106
  Dollar Tree Preferred Stock.........................................................         106
  Anti-Takeover Effects of Certain Provisions of Dollar Tree's Articles of
    Incorporation and Bylaws and Virginia Law.........................................         106
  Elimination of Liability and Indemnification of Officers and Directors..............         107
  Registrar and Transfer Agent........................................................         107
DESCRIPTION OF STEP AHEAD CAPITAL STOCK...............................................         108
  Step Ahead Common Stock.............................................................         108
  Step Ahead Preferred Stock..........................................................         108
COMPARISON OF SHAREHOLDERS' RIGHTS....................................................         110
  Authorized Capital Stock; Blank Stock Provisions....................................         110
  Amendments to the Articles of Incorporation.........................................         110
  Amendments to the Bylaws............................................................         111
  Size and Classification of the Board of Directors...................................         111
  Vacancies on the Board of Directors.................................................         112
  Removal of Directors................................................................         112
  Indemnification of Directors, Officers and Employees; Limitations on Personal
    Liability of Directors............................................................         112
  Loans to Directors and Officers.....................................................         114
  Special Meetings of Shareholders....................................................         114
  Corporate Action Without a Shareholder Meeting......................................         114
  Shareholder Approval of Certain Significant Transactions............................         115
  Cumulative Voting...................................................................         115
  Payment of Dividends and Repurchase of Shares.......................................         115
  Dissolution.........................................................................         116
  Inspection of Books and Records.....................................................         116
  Issuance of Rights and Options; Preemptive Rights...................................         117
  Anti-Takeover Provisions............................................................         117
LEGAL MATTERS.........................................................................         118
EXPERTS...............................................................................         118
STEP AHEAD INVESTMENTS, INC. INDEX TO FINANCIAL STATEMENTS............................         F-1
APPENDICES:
  A. Exchange Ratios..................................................................         A-1
  B. Merger Agreement.................................................................         B-1
  C. Escrow Agreement.................................................................         C-1
  D. Dissenting Step Ahead Shareholders' Rights under Chapter 13 of the General
    Corporation Law of the California Corporations Code...............................         D-1
  E. Opinion of Financial Advisor to Step Ahead.......................................         E-1

                             AVAILABLE INFORMATION

    Dollar Tree has filed with the Commission a Registration Statement under the Securities Act on Form S-4 (together with all amendments and exhibits thereto) with respect to the Dollar Tree Common Stock offered hereby. This Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For such information, reference is made to the Registration Statement and the exhibits and schedules thereto. In addition, Dollar Tree is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission. Copies of such materials may be obtained from the Commission at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement and such reports, proxy statements and other information can also be inspected and copied at the Commission's public reference facilities referred to above and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov. This material may also be inspected at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, DC 20006.

                           FORWARD-LOOKING STATEMENTS


    This Prospectus/Proxy Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning the Merger as well as Dollar Tree's and Step Ahead's operations, economic performance and financial condition. Such statements may be identified by the use of words such as "believe," "anticipate" and "expect." The forward-looking statements concern factors relating to the Merger and the combined company and factors relating to Dollar Tree and Step Ahead separately, including, among others, the difficulties and costs of integrating the two businesses' management, personnel and operations; the requirements of pooling of interests accounting including the locking up of affiliates' shares and the dilutive effect of the Merger; the fact that Dollar Tree does not intend to pay cash dividends; expansion plans and store openings; sales per selling square foot and comparable store net sales trends; dependence on imports and vulnerability to import restrictions, particularly nonrenewal of most favored nation trade status and the imposition of punitive duties, the Asian financial crisis and factors relating to China; the projected capacity and the performance of the Chesapeake and the proposed Olive Branch distribution centers; the opening date and cost of the Olive Branch distribution center; the subleasing of the Memphis facility; labor disagreements and union-organizing activities; increases in distribution costs including increases attributable to a trans-Pacific shipping cartel; increases in other costs, including the impact of increases in the minimum wage; the Dollar Bills litigation; the potential products liability claims; adverse economic factors; purchasing abilities; capital requirements; difficulties in expanding within the California and Nevada markets; the limited capacity of the Step Ahead distribution center; the vulnerability arising from Step Ahead's geographical concentration and single distribution site; limited availability of low-cost, high-quality closeout goods; the ownership of Step Ahead's distribution center and certain store locations by affiliates; and potential environmental liabilities. Such forward-looking statements are subject to various known and unknown risks and uncertainties. Actual results, performance or actions of Dollar Tree or Step Ahead could differ materially from those currently anticipated due to a number of factors, including those discussed under the caption "Risk Factors," "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations," "Step Ahead Management's Discussion and Analysis of Financial Condition and Results of Operations," "Information Concerning Dollar Tree" and "Information Concerning Step Ahead" in this Prospectus/Proxy Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following reports filed by Dollar Tree pursuant to Section 13 of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part hereof:

        1. Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Commission on March 30, 1998.


        2. Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998, as filed with the Commission on May 13 and August 13, 1998.


        3. Current Reports on Form 8-K, dated June 29 and July 22, 1998, as filed with the Commission on July 16 and 30, 1998, respectively.

    In addition, all reports and other documents filed with the Commission by Dollar Tree pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such report or document is filed. The information relating to Dollar Tree contained in this Prospectus/Proxy Statement does not purport to be comprehensive and should be read together with the information in the documents incorporated by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated by reference herein) modifies or supersedes such statement. Any statement in such a document so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Prospectus/Proxy Statement is qualified in its entirety by the information and consolidated financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

               INFORMATION PROVIDED BY DOLLAR TREE AND STEP AHEAD

    THE INFORMATION SET FORTH IN THIS PROSPECTUS/PROXY STATEMENT CONCERNING DOLLAR TREE AND MERGER SUB HAS BEEN PROVIDED BY DOLLAR TREE AND THE INFORMATION SET FORTH IN THIS PROSPECTUS/PROXY STATEMENT CONCERNING STEP AHEAD HAS BEEN PROVIDED BY STEP AHEAD.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH THE OFFERING MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DOLLAR TREE OR STEP AHEAD. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE COMMON STOCK OF DOLLAR TREE TO BE ISSUED IN THE MERGER, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             QUESTIONS AND ANSWERS
                    ABOUT THE DOLLAR TREE/STEP AHEAD MERGER

Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: We believe that the merger will combine Step Ahead's expertise in operating a larger store format and purchasing closeout merchandise with Dollar Tree's strength in purchasing imported merchandise and displaying merchandise effectively. The merger will create a combined company with stores on both the East and West Coasts, providing a platform for future growth and increasing leverage and visibility with suppliers, vendors, landlords and customers.

Q: WHAT DO I NEED TO DO NOW?

A: Just mail in your signed and dated proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special
   meeting. The special meeting will take place on            , 1998. The Board
   of Directors of Step Ahead recommends voting in favor of the proposed merger and the selection of Gary Cino to represent the former shareholders of Step Ahead.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways: First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Step Ahead at the address below. Third, you can attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q: WHAT WILL I RECEIVE IN THE MERGER?


A: Step Ahead shareholders will receive a number of shares of Dollar Tree common stock which will depend on the average closing price of Dollar Tree common stock over the five trading days ending just prior to the special meeting. If that average closing price were $34 11/32 (the price at which Dollar Tree has the right to terminate the merger agreement), you would receive 1.2052 shares of Dollar Tree common stock for each share you own. Appendix A attached to the back of the Prospectus/ Proxy Statement sets forth the number of shares of Dollar Tree common stock which would be issued in the merger based on various assumed average closing prices of Dollar Tree common stock. Dollar Tree will not issue fractional shares. Step Ahead shareholders who would otherwise be entitled to receive a fractional share instead will receive cash based on the market value of the fractional share of Dollar Tree common stock.


   The terms of the merger agreement require that an aggregate of 10% of the Dollar Tree shares to be issued to non-dissenting shareholders in the merger be held back and placed in an escrow account. These shares will be used to satisfy any claims Dollar Tree may have with respect to breaches of representations, warranties and covenants in the merger agreement and may also be claimed by Dollar Tree to the extent that Step Ahead's adjusted net worth just prior to closing is less than a specified amount. If any shares of Dollar Tree common stock remain in the escrow one year after the merger is completed, they will be distributed to you on a pro rata basis.


   EXAMPLE: If you currently own 100 shares of Step Ahead common stock, and Dollar Tree's average closing price before the special meeting is $34 11/32, then, immediately after the merger, you will be entitled to 120 shares of Dollar Tree common stock and a check for $17.86, which is the market value of the fractional share. However, 12 shares of your Dollar Tree common stock will go into escrow for one year so that upon closing you will initially receive only 108 shares. The number of these shares you ultimately receive out of the escrow will depend on whether Dollar Tree makes any valid claims against the escrow during that one-year period. Since Dollar Tree could make substantial claims against the escrowed shares, we can't assure you that you will receive any shares out of the escrow.


Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working towards completing the merger as quickly as possible. In addition to the shareholder approval, we must also obtain regulatory approvals and other conditions must be met. We expect to complete the merger
   by the end of            1998.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?


A: The merger generally will be tax-free to you for federal income tax purposes.
   To review the tax consequences to shareholders in greater detail, please see page 54.


Q: WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A: You are also being asked to select Gary Cino as your representative to act for and on your behalf with respect to all matters arising in connection with shares of Dollar Tree common stock to be placed in escrow.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

        If you have more questions about the merger you should contact:

                          Step Ahead Investments, Inc.
                                3222 Winona Way
                       North Highlands, California 95660
                   Attention: Mr. David Reed--Special Meeting
                         Phone Number: (916) 348-9898.

                                    SUMMARY

    The following is a brief summary of certain information contained elsewhere in this Prospectus/Proxy Statement. This summary does not contain a complete statement of all material features of the merger proposal to be voted on and is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus/Proxy Statement and in the Appendices hereto.

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                                       THE COMPANIES
Dollar Tree.......................  Dollar Tree Stores, Inc., a Virginia corporation
                                    ("Dollar Tree"), is the nation's leading operator of
                                    discount variety stores offering merchandise at the
                                    $1.00 price point. As of June 30, 1998, Dollar Tree
                                    operated 980 stores in 28 states. Dollar Tree's
                                    principal executive offices are located at 500 Volvo
                                    Parkway, Chesapeake, Virginia 23320, and its telephone
                                    number at that address is (757) 321-5000. See
                                    "Information Concerning Dollar Tree."
Step Ahead........................  Step Ahead Investments, Inc., a California corporation
                                    ("Step Ahead"), is a retailer offering products at a
                                    fixed price of 98 CENTS or less. As of July 31, 1998,
                                    Step Ahead operated 59 stores in central and northern
                                    California and three stores in northwestern Nevada. Step
                                    Ahead's principal executive offices are located at 3222
                                    Winona Way, North Highlands, California 95660, and its
                                    telephone number at that address is (916) 348-9898. See
                                    "Information Concerning Step Ahead."

                       SPECIAL MEETING OF SHAREHOLDERS OF STEP AHEAD
Time, Date, Place and Purpose.....  A special meeting of shareholders of Step Ahead (the
                                    "Special Meeting") will be held on             , 1998 at
                                    10:00 a.m., local time, at Step Ahead's principal
                                    executive offices, located at 3222 Winona Way, North
                                    Highlands, California 95660.
                                    At the Special Meeting, shareholders of Step Ahead (the
                                    "Step Ahead Shareholders") will be asked to consider and
                                    vote upon a proposal to approve (i) the merger (the
                                    "Merger") of Dollar Tree West, Inc., a California
                                    corporation and wholly owned subsidiary of Dollar Tree
                                    ("Merger Sub"), with and into Step Ahead, and (ii) the
                                    Merger Agreement dated as of July 22, 1998 (the "Merger
                                    Agreement") by and among Step Ahead, Dollar Tree and
                                    Merger Sub (a copy of which is attached hereto as
                                    Appendix B), which sets forth the terms of the Merger.
                                    See "Voting and Proxies." The Step Ahead Shareholders
                                    will also be asked to approve the selection of Mr. Gary
                                    Cino to represent them with respect to certain matters
                                    after the Merger.
Record Date; Vote Required........  The record date for Step Ahead Shareholders entitled to vote upon the Merger and the Merger Agreement at the
                                    Special Meeting is             , 1998 (the "Record
                                    Date"). Under applicable law, approval of the Merger
                                    requires the affirmative vote of the holders of a
                                    majority of the outstanding shares of Step Ahead's
                                    Common Stock, no par value (the "Step Ahead Common
                                    Stock") and a majority of the outstanding shares of Step
                                    Ahead's Series A Preferred Stock (the "Step Ahead
                                    Preferred Stock"), each voting separately as a class.
                                    The

                                       5
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                                    presence, either in person or by a properly executed
                                    proxy, at the Special Meeting of the holders of a
                                    majority of the outstanding shares entitled to vote is
                                    necessary to constitute a quorum at the Special Meeting.
                                    Consummation of the Merger is also subject to a number
                                    of other conditions, including the requirement that
                                    holders of no more than 9.98% of Step Ahead Stock vote
                                    against the Merger or abstain from voting. See "Terms of
                                    the Merger--Conditions Precedent to the Merger." As of
                                    July 22, 1998, 1,261,290 shares of Step Ahead Common
                                    Stock and 221,700 shares of Step Ahead Preferred Stock
                                    were outstanding and entitled to vote at the Special
                                    Meeting. Each such share will be entitled to one vote at
                                    the Special Meeting. Gary Cino, Chairman and Chief
                                    Executive Officer and a director of Step Ahead, and
                                    certain related parties ("Principal Shareholders") have
                                    agreed to vote all shares of Step Ahead capital stock
                                    held beneficially by them as of the Record Date
                                    (consisting of 810,000 shares of Step Ahead Common
                                    Stock, representing approximately 64% of the Step Ahead
                                    Common Stock outstanding as of July 22, 1998) in favor
                                    of the Merger and the Merger Agreement.

                                   THE MERGER

    The Merger Agreement is attached as Appendix B to this Prospectus/Proxy
Statement. We encourage you to read the Merger Agreement as it is the legal document that governs the Merger.


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Effect of the Merger..............  Merger Sub will be merged with and into Step Ahead, with
                                    Step Ahead being the surviving corporation and becoming
                                    a wholly owned subsidiary of Dollar Tree. Step Ahead
                                    will then change its name to Dollar Tree West, Inc. All
                                    of the outstanding shares of Step Ahead Common Stock and
                                    Step Ahead Preferred Stock ("Step Ahead Stock") (other
                                    than shares, if any, as to which dissenters' rights have
                                    been exercised pursuant to California law) will be
                                    converted into shares of common stock of Dollar Tree,
                                    $.01 par value ("Dollar Tree Common Stock"). After
                                    consummation of the Merger, the surviving corporation
                                    will be merged with and into Dollar Tree on or about
                                    January 1, 1999.
Effective Time of the Merger......  If approved by the Step Ahead Shareholders, as soon as practicable following the Special Meeting, the Agreement
                                    of Merger
                                    is expected to be filed with the Secretary of State of
                                    the State
                                    of California (the "Effective Time"). The Merger is also
                                    subject to the satisfaction or waiver of the conditions
                                    precedent to the Merger set forth in the Merger
                                    Agreement. See "Terms of the Merger--Effective Time of
                                    the Merger" and "Terms of the Merger--Conditions
                                    Precedent to the Merger."
Terms of the Merger...............  As a result of the Merger, each outstanding share of
                                    Step Ahead Stock (other than shares, if any, as to which
                                    dissenters' rights have been exercised pursuant to
                                    California law) will be converted into the right to
                                    receive shares of Dollar Tree Common Stock equal to an
                                    exchange ratio (the "Exchange Ratio"), calculated as
                                    described in the next paragraph. Dollar Tree will assume
                                    all options to acquire shares of Step Ahead Common Stock
                                    (the



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                                    "Step Ahead Options") that are outstanding at the
                                    Effective Time. After such assumption, Dollar Tree will
                                    issue, upon exercise of each such option, in lieu of
                                    shares of Step Ahead Common Stock, the number of shares
                                    of Dollar Tree Common Stock equal to the Exchange Ratio
                                    multiplied by the number of shares of Step Ahead Common
                                    Stock purchasable under such option at an exercise price
                                    equal to the former exercise price of the option divided
                                    by the Exchange Ratio. See "Terms of the Merger-- Manner
                                    and Basis of Converting Shares of Step Ahead Stock" and
                                    "Terms of the Merger--Assumption of Step Ahead Options."
Exchange Ratio....................  The Exchange Ratio will be calculated just prior to the
                                    Special Meeting and will depend on (i) the average
                                    closing prices of Dollar Tree Common Stock, as reported
                                    on the Nasdaq National Market for each of the five
                                    consecutive trading days immediately prior to the date
                                    of the Special Meeting ("Average Closing Price"); and
                                    (ii) the total number of shares of Step Ahead Stock
                                    issued and outstanding immediately prior to the
                                    Effective Time increased by the total number of shares
                                    of Step Ahead Stock subject to Step Ahead Options
                                    outstanding immediately prior to the Effective Time
                                    ("Fully Diluted Step Ahead Shares").
                                    The Exchange Ratio equals (i) the Merger Consideration
                                    divided by (ii) the Fully Diluted Step Ahead Shares. The
                                    "Merger Consideration" will be calculated as follows:

                                        - If the Average Closing Price is between $36 3/8
                                        and $44 7/16 per share, inclusive, then the Merger
                                          Consideration will be 2,025,000 shares of Dollar
                                          Tree Common Stock.

                                        - If the Average Closing Price is above $44 7/16 per
                                        share, then the Merger Consideration will be the
                                          number of shares of Dollar Tree Common Stock equal
                                          to the product of 2,025,000 multiplied by a
                                          fraction, the numerator of which is 44 7/16 and
                                          the denominator of which is the Average Closing
                                          Price. In no case, however, will the Merger
                                          Consideration be less than 1,936,547 shares of
                                          Dollar Tree Common Stock.

                                        - If the Average Closing Price is below $36 3/8 per
                                        share, then the Merger Consideration will be the
                                          number of shares of Dollar Tree Common Stock equal
                                          to the product of 2,025,000 multiplied by a
                                          fraction, the numerator of which is $36 3/8 and
                                          the denominator of which is the Average Closing
                                          Price. However, if the Average Closing Price is
                                          below $34 11/32 per share, Dollar Tree has the
                                          right to terminate the Merger Agreement. See
                                          "--Conditions to the Merger; Termination."
                                    If the number of Fully Diluted Step Ahead Shares does
                                    not change, and if the Average Closing Price were
                                    $34 11/32 (the price at which Dollar Tree has the right
                                    to terminate the Merger Agreement), then the Exchange
                                    Ratio would be 1.2052. See Appendix A for the Exchange
                                    Ratios associated with other



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                                    Average Closing Prices. See also "Terms of the
                                    Merger--Manner and Basis of Converting Shares of Step
                                    Ahead Stock."
Escrow of Shares..................  Upon consummation of the Merger, ten percent (10%) of the shares of Dollar Tree Common Stock otherwise
                                    issuable to each Step Ahead Shareholder (other than
                                    shares, if any, as to which dissenters' rights have been
                                    exercised pursuant to California law) ("Escrow Shares")
                                    will be held back and placed in escrow with State Street
                                    Bank and Trust in Boston, Massachusetts (the "Escrow
                                    Agent"). For one year following the Effective Time,
                                    Dollar Tree may make claims against the Escrow Shares
                                    for losses and other amounts described in the next
                                    paragraph. In each case, a claim will be paid by
                                    deducting a number of Escrow Shares having an aggregate
                                    value nearest to the amount of such claim, with each
                                    share valued at the Average Closing Price. Any such
                                    claims will be satisfied solely out of the Escrow
                                    Shares. Amounts deducted from the Escrow Shares will
                                    reduce the Dollar Tree Common Stock to be received by
                                    the Step Ahead Shareholders on a pro rata basis. If any
                                    Escrow Shares remain at the end of one year after the
                                    Effective Time, they will be released to the Step Ahead
                                    Shareholders, except that Escrow Shares may be held in
                                    reserve pending resolution of open claims. Since Dollar
                                    Tree could make substantial claims against the Escrow
                                    Shares, there can be no assurance that the Step Ahead
                                    Shareholders will receive any shares out of escrow. See
                                    "Terms of the Merger--Escrow of Shares."
Post-Closing Adjustment;
  Indemnification.................  Dollar Tree may make a claim against the Escrow Shares under the following circumstances:

                                        - Step Ahead's net worth, immediately prior to
                                        closing on the Merger and subject to certain
                                          adjustments described in the Merger Agreement
                                          ("Closing Equity"), is less than a target amount
                                          (see "Terms of the Merger--Post-Closing
                                          Adjustment");

                                        - Dollar Tree or its affiliates, or their officers,
                                        directors and agents suffer damages or losses
                                          because Step Ahead made inaccurate representations
                                          or warranties or Step Ahead violated its
                                          agreements, undertakings or covenants contained in
                                          the Merger Agreement or certain related documents
                                          (see "Terms of the Merger--Representations and
                                          Warranties" and "Terms of the Merger--
                                          Indemnification"); or

                                        - Step Ahead's expenses relating to the Merger
                                        exceed $1.3 million (see "Terms of the Merger--Fees
                                          and Expenses").
                                    Dollar Tree may recover for losses under the latter two
                                    items above only to the extent such losses, in the
                                    aggregate, exceed $600,000, or if such losses arise from
                                    inaccurate representations and warranties about
                                    fundamental matters or if the breach was willful.



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Shareholder Representative........  The Step Ahead Shareholders will select a shareholder representative at the Special Meeting who will have full
                                    authority to settle or defend all claims by Dollar Tree
                                    against the Escrow Shares ("Shareholder
                                    Representative"). In addition, the Shareholder
                                    Representative may be reimbursed for certain costs and
                                    expenses through the transfer of Escrow Shares remaining
                                    after satisfaction of such Dollar Tree claims. The
                                    Shareholder Representative is exonerated from any
                                    liability for actions taken, or omissions to act, in
                                    good faith as Shareholder Representative. See "Terms of
                                    the Merger--Shareholder Representative."
Interests of Certain Persons in
  the Merger and Voting
  Agreement.......................  The Principal Shareholders own beneficially a majority of the outstanding Step Ahead Common Stock. See
                                    "Information Concerning Step Ahead--Principal
                                    Shareholders of Step Ahead." Pursuant to the terms of
                                    the Merger Agreement, Mr. Cino will enter into a
                                    consulting and non-competition agreement as a consultant
                                    of Dollar Tree. Pursuant to that agreement, Mr. Cino
                                    will agree not to compete with Step Ahead or Dollar Tree
                                    for a ten-year period beginning on the date of the
                                    agreement. In consideration for entering into such
                                    consulting and non-competition agreement, Mr. Cino shall
                                    receive a ten-year option under a newly adopted plan to
                                    purchase 150,000 shares of Dollar Tree Common Stock.
                                    This option will lapse if Mr. Cino competes with the
                                    combined company.
                                    Messrs. Eric Stauss, Eric Leon, Anthony Leon and William
                                    Coyle, officers of Step Ahead, will also enter into
                                    non-competition agreements. Pursuant to those
                                    agreements, the officers will not compete with Step
                                    Ahead or Dollar Tree for a five-year period. In
                                    consideration for entering into such non-competition
                                    agreements, the officers will receive options to
                                    purchase shares of Dollar Tree Common Stock under a
                                    newly adopted stock option plan. In addition, upon
                                    consummation of the Merger, certain officers and
                                    employees of Step Ahead that become employees of Dollar
                                    Tree or its subsidiaries are expected to receive other
                                    options to purchase Dollar Tree Common Stock under
                                    Dollar Tree's existing employee stock option plan. See
                                    "Terms of the Merger--Non-Competition Agreements; Option
                                    Grants" and "Terms of the Merger--New Stock Option
                                    Grants."
                                    In addition, the Principal Shareholders have executed a
                                    voting agreement, pursuant to which they have agreed to
                                    vote all shares of capital stock of Step Ahead owned
                                    beneficially or controlled by them in favor of the
                                    Merger. See "Terms of the Merger-- Voting Agreement"
                                    From and after the closing of the Merger, Dollar Tree is
                                    required to indemnify Step Ahead's directors and
                                    officers for acts or omissions occurring at or prior to
                                    the Effective Time. See "Terms of the Merger--Directors'
                                    and Officers' Indemnification."


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Recommendation of the Board of
  Directors of Step Ahead.........  The Board of Directors of each company has unanimously approved the Merger and the Merger Agreement and the
                                    transactions contemplated thereby as being in the best
                                    interests of such company and its shareholders. THE
                                    BOARD OF DIRECTORS OF STEP AHEAD UNANIMOUSLY RECOMMENDS
                                    THAT STEP AHEAD SHAREHOLDERS VOTE FOR APPROVAL OF THE
                                    MERGER AND THE MERGER AGREEMENT. For a discussion of the
                                    factors considered by each company's Board of Directors
                                    in approving the Merger, see "The Merger and Related
                                    Transactions--Reasons for the Merger."
Exchange of Shares................  At the Effective Time, each issued and outstanding share of Step Ahead Stock (other than shares, if any, as to
                                    which dissenters' rights have been exercised pursuant to
                                    California law) automatically will be converted into the
                                    right to receive shares of Dollar Tree Common Stock
                                    equal to the Exchange Ratio. Exchange of certificates
                                    evidencing shares of Step Ahead Stock for certificates
                                    evidencing shares of Dollar Tree Common Stock will be
                                    made upon surrender of the former to Boston Equiserve
                                    Limited Partnership. CERTIFICATES SHOULD NOT BE SUR-
                                    RENDERED FOR EXCHANGE PRIOR TO THE APPROVAL OF THE
                                    MERGER BY STEP AHEAD SHAREHOLDERS. Step Ahead
                                    Shareholders will be provided with a letter of
                                    transmittal and related materials needed to exchange
                                    their certificates after such approval. Promptly after
                                    the Effective Time, Dollar Tree will notify holders of
                                    Step Ahead Options of the procedure to be followed in
                                    connection with Dollar Tree's assumption of such
                                    options. See "Terms of the Merger--Manner and Basis of
                                    Converting Shares of Step Ahead Stock," "Terms of the
                                    Merger--Assumption of Step Ahead Options" and "Terms of
                                    the Merger--Exchange of Certificates; Letter of
                                    Transmittal."
Conditions to the Merger;
  Termination.....................  Notwithstanding approval of the Merger by Step Ahead
                                    Shareholders, the consummation of the Merger is subject
                                    to a number of conditions which, if not fulfilled or
                                    waived, permit termination of the Merger Agreement. For
                                    example, Dollar Tree may refuse to close the Merger if
                                    it does not receive letters from its accountants
                                    concurring with pooling of interests accounting
                                    treatment for the Merger. See "--Accounting Treatment"
                                    below. The Merger Agreement may also be terminated by
                                    mutual consent or, in certain circumstances, by Dollar
                                    Tree alone or Step Ahead alone. For example, Dollar Tree
                                    may terminate the Merger Agreement without penalty if
                                    the Average Closing Price is less than $34 11/32 unless
                                    Step Ahead agrees in writing to treat the Average
                                    Closing Price as $34 11/32. Among the other reasons the
                                    Merger may be unilaterally terminated is the failure to
                                    close the Merger by January 1, 1999. See "Terms of the
                                    Merger--Conditions Precedent to the Merger" and "Terms
                                    of the Merger--Amendment; Termination."



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Governmental and Regulatory
  Approvals.......................  Consummation of the Merger is subject to compliance with the Hart-Scott-Rodino Antitrust Improvement Act of 1976,
                                    as amended (the "HSR Act"). The notifications required
                                    under the HSR Act were filed with the Federal Trade
                                    Commission (the "FTC") and the Antitrust Division of the
                                    Department of Justice (the "Antitrust Division") on
                                    August 21, 1998 and early termination of the waiting
                                    period under the HSR Act for the Merger was received on
                                    August 31, 1998. The Merger will also need to satisfy
                                    the requirements of the Federal securities laws and
                                    applicable securities and "blue sky" laws of various
                                    states. See "Terms of the Merger--Governmental and
                                    Regulatory Approvals."
Material United States Federal
  Income Tax Consequences.........  The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of
                                    1986, as amended (the "Code"), in which case no gain or
                                    loss generally should be recognized by Step Ahead
                                    Shareholders on the exchange of their shares of Step
                                    Ahead Stock solely for shares of Dollar Tree Common
                                    Stock. As a condition to the consummation of the Merger,
                                    Step Ahead is to receive an opinion from its tax counsel
                                    that the Merger, if consummated on the terms described
                                    in this Prospectus/Proxy Statement and based on certain
                                    representation certificates, will constitute a
                                    reorganization under Section 368(a) of the Code.
                                    However, all Step Ahead Shareholders are urged to
                                    consult their own tax advisors. See "Terms of the
                                    Merger--Material United States Federal Income Tax
                                    Consequences."
Accounting Treatment..............  The Merger is intended to be treated as a pooling of interests for accounting purposes. As a condition to the
                                    consummation of the Merger, Dollar Tree is to receive
                                    two letters, dated as of the effective date of the
                                    Registration Statement of which this Prospectus/Proxy
                                    Statement forms a part (the "Registration Statement"),
                                    and as of the Effective Time, from KPMG Peat Marwick LLP
                                    ("KPMG") to the effect that, based upon discussions with
                                    officials responsible for financial and accounting mat-
                                    ters, and information to be furnished to KPMG through
                                    the date of the letters, KPMG will concur with
                                    management's conclusion that no conditions exist which
                                    would preclude Dollar Tree from accounting for the
                                    merger with Step Ahead as a pooling of interests. KPMG's
                                    letters will be based upon letters from Price-
                                    waterhouseCoopers LLP ("PwC") concluding that Step Ahead
                                    qualifies for pooling of interests accounting treatment.
                                    To ensure pooling of interests accounting treatment, the
                                    affiliates of Step Ahead and Dollar Tree will agree to
                                    certain restrictions on the sale of their shares of
                                    capital stock of Step Ahead and Dollar Tree. In
                                    addition, at least 90% of the Step Ahead Stock must be
                                    exchanged for Dollar Tree Common Stock in the Merger.
                                    See "Terms of the Merger--Accounting Treatment" and
                                    "Terms of the Merger--Affiliates' Restrictions on Sale
                                    of Step Ahead and Dollar Tree Stock."

Dissenters' Rights................  Step Ahead Shareholders are entitled to certain rights under California law to receive cash, in lieu of Dollar
                                    Tree Common Stock, for their shares provided that they
                                    follow certain prescribed statutory procedures. The
                                    failure of a dissenting shareholder to follow the
                                    appropriate procedure may result in the termination or
                                    waiver of such rights. Dollar Tree has the right under
                                    the Merger Agreement not to proceed with the Merger if
                                    holders of more than 9.98% of Step Ahead Stock vote
                                    against the Merger or abstain from voting. See "Terms of
                                    the Merger-- Conditions Precedent to the Merger" and
                                    "Terms of the Merger--Dissenters' Rights."
Certain Effects of the Merger on
  the Rights of Step Ahead
  Shareholders....................  The internal affairs of Step Ahead are currently governed by Step Ahead's Articles of Incorporation and
                                    Bylaws and the California Corporations Code ("CCC").
                                    Upon consummation of the Merger, Step Ahead Shareholders
                                    will become shareholders of Dollar Tree and their rights
                                    will be governed by Dollar Tree's Articles of
                                    Incorporation and Bylaws and the Virginia Stock
                                    Corporation Act, which differ from Step Ahead's Articles
                                    of Incorporation and Bylaws and the CCC. See
                                    "Description of Dollar Tree Capital Stock" and
                                    "Comparison of Shareholders' Rights."
Termination Fee; Lock-Up Option...  Step Ahead has agreed to pay Dollar Tree a fee of $3.0 million if the Merger Agreement is terminated because
                                    (i) Step Ahead fails to cure a breach of any of its
                                    covenants or any of its representations and warranties
                                    in the Merger Agreement such that Dollar Tree's
                                    conditions to the closing would not be satisfied; (ii)
                                    the requisite vote of the Step Ahead Shareholders in
                                    favor of the Merger Agreement is not obtained at the
                                    Special Meeting; (iii) the Step Ahead Board of Directors
                                    resolves, publicly comments, or discloses its intentions
                                    to withdraw or modify its recommendation of the Merger
                                    or recommends any alternative transaction; or (iv) a
                                    tender or exchange offer for Step Ahead Stock is
                                    commenced and the Step Ahead Board of Directors either
                                    fails to recommend against acceptance of such tender or
                                    exchange offer by Step Ahead Shareholders or takes no
                                    position with respect to such acceptance. Step Ahead has
                                    also granted to Dollar Tree an option to purchase for
                                    cash a number of shares of Step Ahead Common Stock equal
                                    to 19.9% of the total number of shares of Step Ahead
                                    Stock issued and outstanding as of July 22, 1998 (the
                                    "Lock-Up Option") at a price per share equal to $45.97.
                                    The Lock-Up Option may be exercised by Dollar Tree in
                                    whole or in part, in one or more exercise, at any time
                                    prior to the second anniversary of the termination of
                                    the Merger Agreement in the events described in (i),
                                    (ii), (iii) and (iv) above, or at any time prior to the
                                    first anniversary in all other events. The Lock-Up
                                    Option may not be exercised if Step Ahead terminates the
                                    Merger Agreement because Dollar Tree breaches its
                                    agreements or Dollar Tree's representations or

                                    warranties are inaccurate or untrue or if Dollar Tree
                                    terminates the Merger Agreement because the Average
                                    Closing Price is less than $34 11/32. See "Terms of the
                                    Merger--Amendment; Termination" and "Terms of the
                                    Merger--Lock-Up Option."
Opinion of Financial Advisor to
  Step Ahead......................  Piper Jaffray Inc. ("Piper Jaffray") has rendered an opinion stating that, as of the date of its opinion, the
                                    aggregate consideration to be received by the Step Ahead
                                    Shareholders as a group in the Merger (based on an
                                    assumed Average Closing Price of $42.55) was fair from a
                                    financial point of view to such holders as a group. See
                                    "The Merger and Related Transactions--Opinion of
                                    Financial Advisor to Step Ahead."

                                  RISK FACTORS

    In determining whether to exchange Step Ahead Stock for Dollar Tree Common Stock, the Step Ahead Shareholders should consider carefully the information set forth under the caption "Risk Factors" and all other information contained in this Prospectus/Proxy Statement.

               SELECTED HISTORICAL FINANCIAL DATA OF DOLLAR TREE


    The following table sets forth for the periods indicated selected financial data for Dollar Tree. The selected income statement and balance sheet data presented below for the years ended December 31, 1993, 1994, 1995, 1996, and 1997 have been derived from Dollar Tree Stores, Inc. and subsidiaries' consolidated financial statements that have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected income statement and balance sheet data presented below for the six months ended June 30, 1997 and 1998 have been derived from the unaudited condensed consolidated financial statements of Dollar Tree Stores, Inc. and subsidiaries which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. All Dollar Tree share and per share data have been adjusted to reflect 50% stock dividends effected as 3-for-2 stock splits in April 1996, July 1997 and June 1998. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1998. This information should be read in conjunction with the financial statements and the notes thereto incorporated herein by reference and "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus/Proxy Statement.



                                                                                                                 SIX MONTHS
                                                                    YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                     -----------------------------------------------------  --------------------
                                                       1993       1994       1995       1996       1997       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                       AND SALES PER SELLING SQUARE FOOT DATA)
INCOME STATEMENT DATA:
Net sales..........................................  $ 167,753  $ 231,601  $ 300,229  $ 493,037  $ 635,473  $ 247,078  $ 324,698
Cost of sales......................................    106,318    145,481    187,552    310,900    397,116    159,623    205,012
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.....................................     61,435     86,120    112,677    182,137    238,357     87,455    119,686
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Selling, general and administrative expenses:
  Operating expenses...............................     39,559     54,993     70,504    111,401    143,438     64,529     81,231
  Depreciation and amortization....................      3,054      4,186      5,468     10,527     13,125      6,095      8,471
  Recapitalization expenses(1).....................      4,387     --         --         --         --         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total..........................................     47,000     59,179     75,972    121,928    156,563     70,624     89,702
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income...................................     14,435     26,941     36,705     60,209     81,794     16,831     29,984
Interest expense, net..............................      1,837      4,028      2,617      5,193      2,812      1,238      1,321
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary
  loss.............................................     12,598     22,913     34,088     55,016     78,982     15,593     28,663
Provision for income taxes.........................      3,152      9,546     13,125     21,181     30,408      6,003     11,035
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary loss...................      9,446     13,367     20,963     33,835     48,574      9,590     17,628
Extraordinary loss, net of income tax(2)...........     --          1,253     --         --         --         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income.........................................  $   9,446  $  12,114  $  20,963  $  33,835  $  48,574  $   9,590  $  17,628
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

INCOME PER SHARE DATA(3):
Basic net income per share.........................             $    0.22  $    0.37  $    0.59  $    0.83  $    0.16  $    0.30
                                                                ---------  ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------  ---------
Diluted net income per share.......................             $    0.20  $    0.34  $    0.53  $    0.75  $    0.15  $    0.27
                                                                ---------  ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------  ---------

PRO FORMA INCOME STATEMENT DATA (UNAUDITED):
Net income.........................................  $   9,446
Pro forma adjustment for C corporation income
  taxes(4).........................................      1,838
                                                     ---------
Pro forma net income(4)............................  $   7,608
                                                     ---------
                                                     ---------
Pro forma basic net income per share(5)............  $    0.14
                                                     ---------
                                                     ---------
Pro forma diluted net income per share(5)..........  $    0.13
                                                     ---------
                                                     ---------

Weighted average number of common shares
  outstanding, in thousands(3 and 5)...............     55,849     55,849     55,905     57,325     58,534     58,431     58,886
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common shares and
  dilutive potential common shares outstanding, in
  thousands(3 and 5)...............................     56,416     60,603     61,539     63,256     64,645     64,438     65,123
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                                 SIX MONTHS
                                                                    YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                     -----------------------------------------------------  --------------------
                                                       1993       1994       1995       1996       1997       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                       AND SALES PER SELLING SQUARE FOOT DATA)
SELECTED OPERATING DATA:
Number of stores open at end of period(6):
  Mall.............................................        145        154        173        202        235        224        256
  Strip center.....................................        183        255        327        535        652        588        724
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total..........................................        328        409        500        737        887        812        980
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

Net sales growth(6)................................       39.2%      38.1%      29.6%      64.2%      28.9%      31.7%      31.4%
Comparable store net sales increase(7).............        6.9%       9.1%       7.3%       6.2%       7.8%       9.7%       8.8%
Average net sales per store(8 and 9)...............  $     555  $     606  $     649  $     691  $     767  $     319  $     348
Average net sales per selling square foot(9):
  Mall.............................................  $     270  $     289  $     295  $     299  $     287  $     113  $     120
  Strip center.....................................  $     226  $     236  $     251  $     264  $     260  $     106  $     113
  All stores.......................................  $     247  $     257  $     265  $     275  $     266  $     108  $     115


                                                                      AS OF DECEMBER 31,                       AS OF JUNE 30,
                                                     -----------------------------------------------------  --------------------
                                                       1993       1994       1995       1996       1997       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................................  $   7,742  $  14,334  $  29,133  $  23,488  $  60,213  $  67,360  $  98,163
Total assets.......................................     42,188     60,688     91,621    171,099    272,576    219,619    311,472
Total debt.........................................     17,768     14,205     14,518      4,353     31,121     54,202     62,938
Shareholders' equity...............................      3,660     17,274     39,087    101,590    154,926    114,113    179,856


------------------------
(1) Represents recapitalization expenses of $4.4 million incurred in connection with a 1993 recapitalization, comprised of $3.6 million of management incentive expenses and $0.8 million of transaction expenses.

(2) Represents redemption premiums of approximately $1.3 million plus write off of original issue discount financing costs of $0.9 million (net of income tax benefit of approximately $0.9 million) on the early retirement of Dollar Tree's 12% Senior Subordinated Notes and 12% Junior Subordinated Notes.

(3) The extraordinary loss recognized in 1994 reduced basic and diluted net income per share by $0.02, respectively. Basic and diluted income per share data have been computed by dividing its components by the weighted average number of common shares outstanding, and by the weighted average number of common shares and dilutive potential common shares outstanding, respectively. Dilutive potential common shares include all outstanding stock options and warrants after applying the treasury stock method.

(4) Prior to September 30, 1993, Dollar Tree was treated as a subchapter S corporation for Federal and certain state income tax purposes. As such, income of Dollar Tree for that period was taxable to the individual shareholders rather than to Dollar Tree. Accordingly, the provision for income taxes for the nine months ended September 29, 1993, represents corporate level state income taxes on income earned in those states that do not recognize subchapter S corporation status. On September 30, 1993, Dollar Tree converted to a subchapter C corporation. Accordingly, income since September 30, 1993 was taxable to Dollar Tree. Pro forma net income reflects a provision for income taxes as if Dollar Tree were a C corporation for all of 1993 at an assumed effective tax rate of approximately 40%.

(5) Pro forma basic net income per share has been computed by dividing pro forma net income by the weighted average number of common shares outstanding. Pro forma diluted net income per share has been computed by dividing pro forma net income by the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options and warrants after applying the treasury stock method.


(6) Dollar Tree closed two stores in 1993, one store in 1994, three stores in 1995, three stores in 1996 and one store in 1997. 1996 data reflects the addition of 136 Dollar Bills stores on January 31, 1996. Dollar Tree closed three stores during the first six months of 1998; there were no closures in the comparable period for 1997.



(7) Comparable store net sales increase compares net sales for stores open during the entire two periods compared. The comparable store net sales increase calculation for the periods ended December 31, 1997, June 30, 1997 and June 30, 1998 include net sales of Dollar Bills stores for the comparable periods.



(8) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for 1997 and for the calculations for June 30, 1997 and 1998.



(9) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for 1997 and for the calculations for June 30, 1997 and 1998. Selling square footage is estimated to be 83% of gross square feet per store. Results for the six months ended June 30, 1998 may not be indicative of full year average net sales per store or average net sales per selling square foot due to seasonal fluctuations in sales. See "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

                SELECTED HISTORICAL FINANCIAL DATA OF STEP AHEAD


    The following table sets forth for the periods indicated selected financial data for Step Ahead. The selected income statement and balance sheet data presented below for the fiscal years ended January 2, 1994, January 1, 1995, January 28, 1996, January 26, 1997 and January 25, 1998 have been derived from Step Ahead Investments, Inc. financial statements that have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The selected income statement and balance sheet data presented below for the fiscal six months ended July 27, 1997 and July 26, 1998 have been derived from the unaudited financial statements of Step Ahead Investments, Inc. which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair statement of the financial data shown. The results of operations for the fiscal six months ended July 26, 1998 are not necessarily indicative of the results to be expected for the entire current fiscal year. This information should be read in conjunction with the financial statements and notes thereto and "Step Ahead Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus/Proxy Statement.



                                                                                                            FISCAL SIX MONTHS ENDED
                                                                    FISCAL YEAR ENDED
                                               -----------------------------------------------------------  ------------------------
                                                JAN. 2,     JAN. 1,     JAN. 28,     JAN. 26,     JAN 25,    JULY 27,     JULY 26,
                                                 1994       1995(1)      1996(1)       1997        1998        1997         1998
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                      AND SALES PER SELLING SQUARE FOOT DATA)
INCOME STATEMENT DATA:
Net sales....................................  $  38,457   $  47,051    $  55,038    $  71,263   $  92,940   $  41,244    $  52,430
Cost of sales................................     29,270      34,918       39,837       50,738      66,696      30,163       37,160
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
  Gross profit...............................      9,187      12,133       15,201       20,525      26,244      11,081       15,270
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Selling, general and administrative expenses:
  Operating expenses.........................     10,032      10,173       12,782       16,595      22,006       9,918       12,132
  Depreciation and amortization..............        403         529          651          899       1,332         611          794
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
    Total....................................     10,435      10,702       13,433       17,494      23,338      10,529       12,926
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Operating income (loss)......................     (1,248)      1,431        1,768        3,031       2,906         552        2,344
Interest expense, net........................        245         380          358          450         665         299          487
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Income (loss) before income taxes............     (1,493)      1,051        1,410        2,581       2,241         253        1,857
Provision for income taxes...................          1          48          267        1,068         887         109          725
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Net income (loss)............................  $  (1,494)  $   1,003    $   1,143    $   1,513   $   1,354         144        1,132
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
INCOME (LOSS) PER SHARE DATA(2):
Basic net income (loss) per share............  $   (1.25)  $    0.84    $    0.95    $    1.25   $    1.08   $    0.11    $    0.90
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Diluted net income (loss) per share..........  $   (1.25)  $    0.71    $    0.80    $    1.05   $    0.86   $    0.09    $    0.69
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Weighted average number of common shares
  outstanding, in thousands(2)...............      1,200       1,200        1,201        1,210       1,258       1,253        1,261
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Weighted average number of common shares and
  dilutive potential common shares
  outstanding,
  in thousands(2)............................      1,200       1,422        1,423        1,439       1,570       1,572        1,643
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------

                                                                                                            FISCAL SIX MONTHS ENDED
                                                                    FISCAL YEAR ENDED
                                               -----------------------------------------------------------  ------------------------
                                                JAN. 2,     JAN. 1,     JAN. 28,     JAN. 26,     JAN 25,    JULY 27,     JULY 26,
                                                 1994       1995(1)      1996(1)       1997        1998        1997         1998
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                      AND SALES PER SELLING SQUARE FOOT DATA)
SELECTED OPERATING DATA:
Number of stores open at end of period(3)....         30          33           38           48          59          54           62
Net sales growth.............................       25.1%       22.3%        17.0%        29.5%       30.4%       35.9%        27.1%
Comparable store net sales increase
  (decrease)(4)..............................       (8.3)%        1.5%        3.3%         2.1%        5.9%        6.2%        12.3%
Average net sales per store(5)...............  $   1,280  $    1,380   $    1,482   $    1,504   $   1,599  $      754   $      813
Average net sales per selling square foot(3
  and 5).....................................  $     173  $      164   $      164   $      161   $     160  $       76   $       81


                                                                                AS OF
                                              --------------------------------------------------------------------------
                                               JAN. 2      JAN. 1,     JAN. 28,     JAN. 26,     JAN. 25,     JULY 27,
                                                1994       1995(1)      1996(1)       1997         1998         1997
                                              ---------  -----------  -----------  -----------  -----------  -----------
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................  $   1,084   $   1,515    $   1,971    $   1,323    $   1,936    $   1,167
Total assets................................     10,879      12,113       16,013       24,537       30,012       28,201
Total debt..................................      3,367       2,258        5,318        8,686       10,045        9,899
Shareholders' equity........................        695       1,698        2,672        4,258        6,127        4,914


                                               JULY 26,
                                                 1998
                                              -----------

BALANCE SHEET DATA:
Working capital.............................   $   1,946
Total assets................................      31,926
Total debt..................................      11,964
Shareholders' equity........................       7,275


------------------------

(1) Effective January 30, 1995, Step Ahead changed its fiscal year from a 52-week period ending on the Sunday nearest December 31 to the last Sunday in January. For this reason, the results of operations for the four week period ended January 29, 1995 are not included in the results of operations for the fiscal year ended January 1, 1995 or for the fiscal year ended January 28, 1996. The audited net loss for this four week period was $0.169 million.

(2) Basic and diluted income (loss) per share data have been computed by dividing net income by the weighted average number of common shares outstanding, and by the weighted average number of common shares and dilutive potential common shares outstanding, respectively. Dilutive potential common shares include all outstanding stock options after applying the treasury stock method unless they would have an antidilutive effect on net income per share.

(3) Step Ahead closed one store in fiscal 1996. All stores are located in strip centers or are free standing.

(4) Comparable store net sales increase compares net sales for stores open during the entire two periods compared.


(5) For stores open the entire period presented. Results for the fiscal six months ended July 26, 1998 may not be indicative of full year average net sales per store or average net sales per selling square foot due to seasonal fluctuations in sales. See "Step Ahead Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA


    The following selected unaudited pro forma combined financial data give effect to the Merger, based on an assumed Exchange Ratio of 1.2052, using the pooling of interests method of accounting and reflect the combination of the historical consolidated balance sheets and related consolidated income statements of Dollar Tree Stores, Inc. and subsidiaries with the balance sheets and statements of income of Step Ahead Investments, Inc. All Dollar Tree share and per share data have been adjusted to reflect 50% stock dividends effected as 3-for-2 stock splits in April 1996, July 1997 and June 1998.



    The unaudited pro forma combined operating results assume that the Merger occurred at the beginning of each of the periods presented. To reflect the pooling of interests, the operating results of Dollar Tree Stores, Inc. and subsidiaries for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and for each of the six months ended June 30, 1997 and 1998 have been combined with Step Ahead Investments, Inc.'s operating results for each of the fiscal years ended January 2, 1994, January 1, 1995, January 28, 1996, January 26, 1997 and January 25, 1998 and for each of the fiscal six months ended July 27, 1997 and July 26, 1998, respectively.



    The pro forma combined balance sheet data as of December 31, 1993, 1994, 1995, 1996 and 1997 and as of June 30, 1997 and 1998 assume that the Merger occurred as of these dates, respectively, and reflect the combination of the historical consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of these dates with the historical balance sheets of Step Ahead Investments, Inc. as of January 2, 1994, January 1, 1995, January 28, 1996, January 26, 1997 and January 25, 1998 and as of July 27, 1997 and July 26, 1998, respectively.


    The unaudited pro forma combined financial data has been prepared from and should be read in conjunction with each of the historical financial statements and notes thereto referred to above, and incorporated herein by reference or appearing elsewhere in this Prospectus/Proxy Statement, and the pro forma condensed combined financial statements appearing elsewhere herein. The unaudited pro forma combined financial data are presented for comparative purposes only and are not necessarily indicative of what the actual results of operations or financial position would have been for the periods presented had the transaction occurred on the dates indicated or of the results of future operations.

                                                                                                                 SIX MONTHS
                                                                    YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                     -----------------------------------------------------  --------------------
                                                       1993      1994(1)    1995(1)     1996       1997       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                       AND SALES PER SELLING SQUARE FOOT DATA)
PRO FORMA INCOME STATEMENT DATA:
Net sales..........................................  $ 206,210  $ 278,652  $ 355,267  $ 564,300  $ 728,413  $ 288,322  $ 377,128
Cost of sales......................................    135,588    180,399    227,389    361,638    463,812    189,786    242,172
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.....................................     70,622     98,253    127,878    202,662    264,601     98,536    134,956
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Selling, general and administrative expenses:
  Operating expenses...............................     49,591     65,166     83,286    127,996    165,444     74,447     93,363
  Depreciation and amortization....................      3,457      4,715      6,119     11,426     14,457      6,706      9,265
  Recapitalization expenses(2).....................      4,387     --         --         --         --         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total..........................................     57,435     69,881     89,405    139,422    179,901     81,153    102,628
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income...................................     13,187     28,372     38,473     63,240     84,700     17,383     32,328
Interest expense...................................      2,082      4,408      2,975      5,643      3,477      1,537      1,808
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary
  loss.............................................     11,105     23,964     35,498     57,597     81,223     15,846     30,520
Provision for income taxes(3)......................      4,991      9,594     13,392     22,249     31,295      6,112     11,760
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary loss(3)................      6,114     14,370     22,106     35,348     49,928      9,734     18,760
Extraordinary loss, net of income tax(4)...........     --          1,253     --         --         --         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income(3)......................................  $   6,114  $  13,117  $  22,106  $  35,348  $  49,928  $   9,734  $  18,760
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
PRO FORMA INCOME PER SHARE DATA(5):
Basic net income per share.........................  $    0.11  $    0.23  $    0.39  $    0.60  $    0.83  $    0.16  $    0.31
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Diluted net income per share.......................  $    0.11  $    0.21  $    0.35  $    0.54  $    0.75  $    0.15  $    0.28
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common shares
  outstanding, in thousands(5).....................     57,295     57,295     57,352     58,783     60,050     59,941     60,405
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common shares and
  dilutive potential common shares outstanding, in
  thousands(5).....................................     58,129     62,316     63,254     64,990     66,537     66,332     67,103
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
PRO FORMA SELECTED OPERATING DATA:
Number of stores open at end of period(6):
  Mall.............................................        145        154        173        202        235        224        256
  Strip center.....................................        213        288        365        583        711        642        786
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total..........................................        358        442        538        785        946        866      1,042
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales growth(6)................................       36.3%      35.1%      27.5%      58.8%      29.1%      32.3%      30.8%
Comparable store net sales increase(7).............        4.4%       8.0%       6.7%       5.6%       7.6%       9.3%       9.3%
Average net sales per store(8).....................  $     615  $     671  $     712  $     747  $     818  $     346  $     377
Average net sales per selling square foot(9):
  Mall.............................................  $     270  $     289  $     295  $     299  $     287  $     113  $     120
  Strip center.....................................  $     204  $     212  $     220  $     245  $     238  $      99  $     106
  All stores.......................................  $     231  $     235  $     241  $     260  $     247  $     102  $     109

                                                                      AS OF DECEMBER 31,                       AS OF JUNE 30,
                                                     -----------------------------------------------------  --------------------
                                                       1993      1994(1)    1995(1)     1996       1997       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                               (DOLLARS IN THOUSANDS)
PRO FORMA BALANCE SHEET DATA:
Working capital....................................  $   8,826  $  15,849  $  31,104  $  24,811  $  62,149  $  68,527  $ 100,109
Total assets.......................................     53,067     72,801    107,634    195,636    302,588    247,820    343,398
Total debt.........................................     21,135     16,463     19,836     13,039     41,166     64,101     74,902
Shareholders' equity...............................      4,355     18,972     41,759    105,848    161,053    119,027    187,131


------------------------

(1) Effective January 30, 1995, Step Ahead changed its fiscal year from a 52-week period ending on the Sunday nearest December 31 to the last Sunday in January. For this reason, Step Ahead's results of operations for the four week period ended January 29, 1995 are not included in the results of operations for the year ended December 31, 1994 or for the year ended December 31, 1995. The audited net loss for this four week period was $0.169 million.

(2) Represents recapitalization expenses of $4.4 million incurred in connection with a 1993 recapitalization, comprised of $3.6 million of management incentive expenses and $0.8 million of transaction expenses.

(3) Prior to September 30, 1993, Dollar Tree was treated as a subchapter S corporation for Federal and certain state income tax purposes. As such, income of Dollar Tree for that period was taxable to the individual shareholders rather than to Dollar Tree. Accordingly, the provision for income taxes for the nine months ended September 29, 1993, represents corporate level state income taxes on income earned in those states that do not recognize subchapter S corporation status. On September 30, 1993, Dollar Tree converted to a subchapter C corporation. Accordingly, income since September 30, 1993 was taxable to Dollar Tree. Net income for the year ended December 31, 1993 reflects a provision for income taxes of $1.838 million as if Dollar Tree were a C corporation for all of 1993 at an assumed effective tax rate of approximately 40%.

(4) Represents redemption premiums of approximately $1.3 million plus write off of original issue discount financing costs of $0.9 million (net of income tax benefit of approximately $0.9 million) on the early retirement of Dollar Tree's 12% Senior Subordinated Notes and 12% Junior Subordinated Notes.

(5) The extraordinary loss recognized in 1994 reduced basic and diluted net income per share by $0.02, respectively. Basic and diluted income per share data have been computed by dividing its components by the weighted average number of common shares outstanding, and by the weighted average number of common shares and dilutive potential common shares outstanding, respectively. Diluted potential common shares include all outstanding stock options and warrants after applying the treasury stock method.


(6) Dollar Tree closed two stores in 1993, one store in 1994, three stores in 1995, three stores in 1996 and one store in 1997. 1996 data reflects the addition of 136 Dollar Bills stores on January 31, 1996. Dollar Tree closed three stores during the first six months of 1998; there were no closures in the comparable period for 1997. Step Ahead closed one store in 1996.



(7) Comparable store net sales increase compares net sales for stores open during the entire two periods compared. The comparable store net sales increase calculation for the periods ended December 31, 1997, June 30, 1997 and June 30, 1998 includes net sales of Dollar Bills stores for the comparable periods.



(8) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for 1997 and for the calculations for June 30, 1997 and 1998.



(9) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for 1997 and for the calculations for June 30, 1997 and 1998. Dollar Tree's selling square footage is estimated to be 83% of gross square feet per store.

                           COMPARATIVE PER SHARE DATA


    The following table reflects: (a) the historical net income per share of Dollar Tree Common Stock in comparison with the pro forma net income per share after giving effect to the Merger as a pooling of interests; and (b) the historical net income per share of Dollar Tree Common Stock in comparison with the pro forma net income attributable to the shares of Dollar Tree Common Stock which will be received for each share of Step Ahead Stock, assuming an Exchange Ratio of 1.2052. The information presented in this table should be read in conjunction with the unaudited pro forma condensed combined financial data and the separate audited financial statements of the respective companies and the notes thereto incorporated herein by reference or appearing elsewhere herein. All Dollar Tree share and per share data have been adjusted to reflect 50% stock dividends effected as 3-for-2 stock splits in April 1996, July 1997 and June 1998. The unaudited pro forma condensed combined financial data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of the results of future operations.



                                                                                       PER SHARE DATA (1)
                                                                           -------------------------------------------
                                                                               BASIC         DILUTED
                                                                            NET INCOME     NET INCOME     BOOK VALUE
                                                                           -------------  -------------  -------------
Dollar Tree
  Calendar year ended December 31, 1995..................................    $    0.37      $    0.34      $    0.70
  Calendar year ended December 31, 1996..................................         0.59           0.53           1.74
  Calendar year ended December 31, 1997..................................         0.83           0.75           2.64
  Six months ended June 30, 1998.........................................         0.30           0.27           3.04

Step Ahead
  Fiscal year ended January 28, 1996.....................................    $    0.95      $    0.80      $    2.22
  Fiscal year ended January 26, 1997.....................................         1.25           1.05           3.51
  Fiscal year ended January 25, 1998.....................................         1.08           0.86           4.86
  Fiscal six months ended July 26, 1998..................................         0.90           0.69           5.77

Pro forma combined (per Dollar Tree share) (2)
  Calendar year ended December 31, 1995..................................    $    0.39      $    0.35      $    0.73
  Calendar year ended December 31, 1996..................................         0.60           0.54           1.77
  Calendar year ended December 31, 1997..................................         0.83           0.75           2.67
  Six months ended June 30, 1998.........................................         0.31           0.28           3.09

Equivalent pro forma combined (per Step Ahead share) (3)
  Calendar year ended December 31, 1995..................................    $    0.46      $    0.42      $    0.88
  Calendar year ended December 31, 1996..................................         0.72           0.66           2.14
  Calendar year ended December 31, 1997..................................         1.00           0.90           3.22
  Six months ended June 30, 1998.........................................         0.37           0.34           3.72


------------------------

(1) All per share information is based upon the weighted average number of common shares (and, in the case of diluted per share information, diluted potential common shares, including, in the case of Step Ahead, preferred shares) outstanding, for net income per share data, or the number of shares outstanding at the end of the periods presented, for book value per share data.


(2) Pro forma combined data (per Dollar Tree shares) is calculated by dividing the combined net income or book value for the corresponding calendar and fiscal years or years ends by the sum of (i) Dollar Tree shares oustanding and (ii) the number of Step Ahead shares outstanding at the end of the period shown multiplied by the Exchange Ratio, assumed to be 1.2052.



(3) Equivalent pro forma combined data (per Step Ahead shares) is calculated by dividing the combined net income or book value for the corresponding calendar and fiscal years or year ends by the sum of (i) Step Ahead shares outstanding at the end of the period shown and (ii) Dollar Tree shares oustanding divided by the Exchange Ratio, assumed to be 1.2052.

                          PRICE RANGE OF COMMON STOCK

    Dollar Tree's Common Stock has been traded on The Nasdaq National Market under the symbol "DLTR" since Dollar Tree's initial public offering on March 6, 1995. The following table sets forth the high and low sales prices of Dollar Tree's Common Stock as reported on The Nasdaq National Market for the periods indicated, restated to reflect 50% stock dividends effected as 3-for-2 stock splits in April 1996, July 1997 and June 1998.


1996:                                                                       HIGH        LOW
-------------------------------------------------------------------------- -------    -------
First Quarter............................................................. $13 45/64    7 17/64
Second Quarter............................................................  20         12 57/64
Third Quarter.............................................................  18 43/64   10 7/32
Fourth Quarter............................................................  19 7/64    13 29/64

1997:
--------------------------------------------------------------------------
First Quarter............................................................. $20 7/32    14 21/64
Second Quarter............................................................  22 29/64   15 3/4
Third Quarter.............................................................  31 37/64   21 7/32
Fourth Quarter............................................................  29 59/64   23

1998:
--------------------------------------------------------------------------
First Quarter............................................................. $36 5/64    23
Second Quarter............................................................  41 59/64   33 27/64
Third Quarter (through September 2, 1998).................................  49 1/2     28 1/2



    On July 22, 1998, the last trading day prior to the first public announcement by Dollar Tree and Step Ahead concerning the Merger, the closing price of Dollar Tree Common Stock reported on The Nasdaq National Market was $46 5/8 per share. As of August 31, 1998, Dollar Tree had approximately 386 shareholders of record.


    Following the Merger, Dollar Tree Common Stock will continue to be traded on The Nasdaq National Market under the symbol "DLTR."

    Dollar Tree anticipates that all of its income in the foreseeable future will be retained for the development and expansion of its business and the repayment of indebtedness, and therefore does not anticipate paying cash dividends on Dollar Tree Common Stock in the foreseeable future. Dollar Tree's credit facilities contain financial covenants which restrict Dollar Tree's ability to pay dividends.

    There is no public market for either Step Ahead Common Stock or Step Ahead Preferred Stock. Step Ahead has not paid cash dividends on Step Ahead Common Stock or Step Ahead Preferred Stock during its last three fiscal years. As of July 22, 1998, Step Ahead had 47 shareholders of record of Step Ahead Common Stock and 31 shareholders of record of Step Ahead Preferred Stock.

                                  RISK FACTORS

    BEFORE VOTING IN FAVOR OF THE MERGER, HOLDERS OF STEP AHEAD STOCK SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT AND INCORPORATED HEREIN BY REFERENCE. SEE "DOLLAR TREE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "INFORMATION ABOUT DOLLAR TREE" FOR A DESCRIPTION OF OTHER FACTORS AFFECTING THE BUSINESS OF DOLLAR TREE GENERALLY. SEE "STEP AHEAD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "INFORMATION ABOUT STEP AHEAD" FOR A DESCRIPTION OF OTHER FACTORS AFFECTING THE BUSINESS OF STEP AHEAD GENERALLY.

                          RISKS RELATED TO THE MERGER

DIFFICULTIES AND COSTS OF INTEGRATION

    Dollar Tree expects that the Merger will enable it to expand to the West Coast utilizing Step Ahead's established management team, store and distribution personnel and infrastructure; obtain expertise in operating a larger single price point store format; secure the services of experienced buyers knowledgeable in consumable and closeout merchandise; provide Dollar Tree with the platform to expand using either the Dollar Tree or 98 CENTS Clearance Center prototype store; and consolidate the buying power of both companies with a view towards obtaining higher quality goods, greater volume discounts, and economies of scale.

    The anticipated benefits of the Merger will not be achieved unless Dollar Tree and Step Ahead successfully combine in an efficient and effective manner. That combination will require the integration of Dollar Tree's management staffs and corporate culture with Step Ahead's management staffs and corporate culture; the coordination of the companies' sales and marketing efforts; the integration and coordination of the companies' purchasing departments; and the identification and elimination of redundant overhead and under-performing retail stores. Dollar Tree believes that the continued employment of certain members of Step Ahead's management team is critical to the successful integration and operation of Step Ahead following consummation of the Merger, particularly in the areas of purchasing, merchandising, store operations and real estate. The
98 CENTS Clearance Center concept, with its larger store format, product mix with a higher percentage of consumable goods, greater reliance on closeout merchandise, and lower rent costs in stores located in less economically advantaged areas, differs from Dollar Tree's concept. Although certain members of Step Ahead management will sign non-competition agreements, the agreements do not assure that the signatories will stay with the combined company and only five members of management have signed non-competition agreements. Moreover, Gary Cino, Step Ahead's founder, Chairman, and Chief Executive Officer, has announced his intention to retire after the closing of the Merger and will be available to assist Dollar Tree for only a one-year period under a consulting arrangement. There can be no assurance that Dollar Tree will be able to retain Step Ahead's existing management team. Further, the acquisition of Step Ahead expands Dollar Tree's operations into geographic locations outside its present market area. There can be no assurance that the Dollar Tree store concept will be successful in West Coast markets or that Dollar Tree can successfully expand the 98 CENTS Clearance Center concept in any market. No assurance can be given that the level of sales of Dollar Tree and Step Ahead will not be adversely affected by the Merger, or that the integration of the various organizations within the combined company will be completed in the manner anticipated. The difficulties of integrating Dollar Tree and Step Ahead may have a material adverse effect on the business and operating results of the combined company.

    Full integration of the purchasing effort, financial and information systems, distribution and merchandising systems, management staffs and organizational cultures of the two geographically separated organizations will require considerable time and effort on the part of Dollar Tree's management, buyers, accounting staff, operations personnel and other staff. There can be no assurance that Dollar Tree will not experience problems associated with the integration or that the integration will proceed efficiently or successfully. Furthermore, even if the operations of the two companies are ultimately successfully integrated, it is anticipated that the integration will be accomplished over time and, in the interim, the combination may have an adverse effect on Dollar Tree's business and results of operations.

    Step Ahead and Dollar Tree estimate that they will incur substantial direct transaction costs and other charges associated with the Merger which management estimates to be approximately $5.3 million and which will be charged to operations during the course of the transaction. These costs and charges cannot be determined accurately at this time and may well exceed the estimate. There can be no assurance that Dollar Tree will not incur additional unanticipated costs in the future associated with integrating the two companies or that these costs will not have a material adverse effect on the operating results of the combined company.

RISKS RELATED TO ESCROW SHARES

    Upon consummation of the Merger, ten percent (10%) of the shares of Dollar Tree Common Stock otherwise issuable to each Step Ahead Shareholder (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law) will be held back and placed in escrow with the Escrow Agent. For one year following the Effective Time, Dollar Tree may make claims against the Escrow Shares (i) if Step Ahead's Closing Equity is less than a target amount; (ii) for damages or losses Dollar Tree incurs because Step Ahead made inaccurate representations or warranties or because Step Ahead breaches its covenants in the Merger Agreement; or (iii) if Step Ahead's expenses relating to the Merger exceed $1.3 million. Dollar Tree may recover for losses under items
(ii) and (iii) above only to the extent such losses, in the aggregate, exceed $600,000, or if such losses arise from inaccurate representations or warranties about fundamental matters or if the breach of a covenant was willful. Any such claims will be paid by deducting a number of Escrow Shares having an aggregate value nearest to the amount of such claim, with each share valued at the Average Closing Price. Any claims against the Escrow Shares will reduce the number of shares of Dollar Tree Common Stock the Step Ahead Shareholders will receive in the Merger. Accordingly, there can be no assurance that the Step Ahead Shareholders will receive any of the Escrow Shares. See "Terms of the Merger--Escrow of Shares," "Terms of the Merger--Post-Closing Adjustment," "Terms of the Merger--Representations and Warranties" and "Terms of the Merger--Indemnification."

LOCK-UP OF AFFILIATES' SHARES

    In order to qualify the Merger as a pooling of interests for accounting and financial reporting purposes, affiliates of Step Ahead and Dollar Tree may not sell any shares of stock of either Step Ahead or Dollar Tree during the period beginning 30 days preceding the Effective Time and ending on the date that Dollar Tree publishes financial results which reflect at least 30 days of combined operations of Dollar Tree and Step Ahead. Assuming that the Merger is completed and the Effective Time occurs on or about October 31, 1998, it is not expected that such combined financial results would be published until the latter part of December, 1998. The affiliates of Step Ahead and Dollar Tree will, therefore, bear the risk of a decline in the price of Dollar Tree Common Stock until such publication without being able to sell or otherwise reduce their economic interest in their Dollar Tree Common Stock. As a condition to consummation of the Merger, affiliates of Step Ahead must enter into agreements setting forth the restrictions described above. See "Terms of the Merger--Affiliates' Restrictions on Sale of Step Ahead and Dollar Tree Stock" and "Terms of the Merger--Accounting Treatment."

DILUTION

    Dollar Tree and Step Ahead anticipate that the results of operations for Dollar Tree in the quarter in which the Merger is completed will be adversely affected by transaction costs and other charges associated with the Merger. See "--Risks Related to the Merger--Difficulties and Costs of Integration." After consideration of these costs and charges, Dollar Tree anticipates that the Merger will be dilutive for shareholders of the combined company for the year ending December 31, 1998, but Dollar Tree management believes that the Merger will not be dilutive for the year ending December 31, 1999. However, no assurances can be given that the Merger will not have a dilutive effect on Dollar Tree's net income per share for any period, especially if the anticipated benefits of the Merger are not achieved or the Merger is not otherwise completed in the manner anticipated.

                          RISKS RELATED TO DOLLAR TREE

RISKS ASSOCIATED WITH EXPANSION PLANS

    Dollar Tree has grown from its initial five stores in 1986 to 980 stores at June 30, 1998 and its net sales have grown significantly in the past several years. Dollar Tree intends to continue to pursue an aggressive store opening strategy. The continued growth of Dollar Tree is dependent, in large part, upon Dollar Tree's ability to open new stores on a timely basis and to operate them profitably. Management expects that any future increases in comparable store net sales will be smaller than those experienced historically, and that decreases in average net sales per selling square foot will occur as the average store size increases. Dollar Tree expects to expand by approximately 200 to 205 stores in 1998, not including stores acquired in the Merger. As of June 30, 1998, Dollar Tree had added 93 stores, had signed leases with respect to 90 additional new stores and had reached an agreement in principle with respect to an additional 20 new stores to open in 1998. However, successful expansion is subject to various contingencies, many of which are beyond Dollar Tree's control. These contingencies include, among others, (i) the ability to hire, train and retain qualified managers and other personnel, and to maintain good relations with all of its employees, (ii) the availability of adequate inventory, capital resources and external financing, (iii) the ability to identify, secure and build-out suitable store sites on a timely basis and on satisfactory terms, (iv) the ability to retain its current store sites or substitute sites on satisfactory terms (especially given that certain of Dollar Tree's store leases contain provisions with which Dollar Tree does not comply--see "Information Concerning Dollar Tree--Business--Site Selection and Store Locations"), (v) the ability to successfully integrate new stores into existing operations, (vi) the ability to successfully locate stores in geographic markets where Dollar Tree has no or only limited store operations (see "Information Concerning Dollar Tree--Business--Growth Strategy"), (vii) the ability to expand internal systems to accommodate Dollar Tree's growth, and (viii) the ability to manage Dollar Tree's increased distribution demands (see "Information Concerning Dollar Tree--Business--Warehousing and Distribution"). As a result, there can be no assurance that Dollar Tree will be able to achieve its targets for opening new stores, that its new stores will be profitable or achieve net sales and profitability comparable to Dollar Tree's existing stores or that comparable store net sales increases will continue. Furthermore, there can be no assurance that Dollar Tree will anticipate all the changing demands that its expanding operations will impose on its systems and personnel. Any failure of Dollar Tree to successfully and profitably execute its expansion plans could have a material adverse effect on Dollar Tree's business and results of operations.

RISKS ASSOCIATED WITH IMPORTS

    Dollar Tree is dependent on foreign imports, particularly its imports from China. In 1996 and 1997, Dollar Tree imported approximately 32% and 34%, respectively, of its merchandise based on cost, and approximately 35% and 38%, respectively, of its merchandise based on retail, directly from vendors located abroad, primarily in Hong Kong and Taiwan (through which Dollar Tree's Chinese imports flow), Thailand, Italy, Mexico and Indonesia. Dollar Tree expects imports to continue to account for approximately 35% to 40% of total purchases at retail. In addition, Dollar Tree believes that a substantial portion of the goods Dollar Tree purchases from domestic vendors is indirectly imported from foreign countries. China is the source of a substantial majority of Dollar Tree's direct imports and, Dollar Tree believes, is also the largest source of its indirect imports.

    The countries of Southeast Asia are involved in an ongoing economic crisis characterized by currency devaluations, rising interest rates, deteriorating economic growth and declining capital markets. In particular, Indonesia has suffered severe economic and political turmoil. This Southeast Asian crisis could have serious adverse repercussions on the financial stability of all countries in the region, including China. An extended period of financial pressure on overseas markets or fluctuations in the value of the Chinese or Hong Kong currency may result in disruptions in the sourcing of goods, increases in the cost of goods, reductions in the quality of goods, product shortages, nonshipment of goods or strikes. The economic crisis in Southeast Asia has already resulted in a decrease in goods being shipped to Southeast Asia and, consequently, a lack of containers in Southeast Asia for goods being shipped back into the United States. Although management believes that it has compensated in large part for the container shortage and other risks described above by, among other things, accelerating its schedule for receiving goods from Southeast Asia, no assurances can be given that the Southeast Asia crisis will not have a material adverse effect on Dollar Tree's results of operations.

    Dollar Tree's imports, particularly its imports from China, are subject to certain risks, including import duties and quotas; loss of "most favored nation" ("MFN") trading status (also known as "normal trade relations"); trade restrictions, including U.S. retaliation against unfair foreign practices and punitive duties; product shortages; nonshipment of goods; work stoppages and strikes; economic uncertainties, including inflation and currency fluctuations; foreign government regulations; lack of compliance by foreign manufacturers with U.S. consumer protection laws and intellectual property laws (for which Dollar Tree may be responsible as the importer of record or seller); and political unrest. While Dollar Tree believes that it could find alternative sources of supply in response to an increase in tariffs, duties or other import costs or to an interruption or delay in the supply of goods from foreign sources, the transition to alternative sources may not occur in time to meet Company demands and products from alternative sources may be of lesser quality and/or more expensive than those currently purchased by Dollar Tree. Any of the risks referred to in this paragraph could have a material adverse effect on Dollar Tree's business and results of operations.

    Dollar Tree's imports from China are generally subject to favorable United States import duties because China is currently afforded MFN status by the United States. The MFN status of China is reviewed annually by the United States government and is currently extended through July 2, 1999. As a result of outstanding trade and other issues between the United States and China, there is significant opposition in the U.S. Congress to the renewal of MFN status for China. These issues include China's significant trade surplus with the United States and allegations regarding the acquisition by China of sensitive military technology, interference in U.S. national elections, human rights abuses, religious persecution and the sale of weapons to Iran and Pakistan. Loss of China's MFN status could impose significantly higher purchasing costs on Dollar Tree because of increased tariffs on Chinese goods.

    In 1995 and 1996, the United States objected to the lack of protection in China of intellectual property rights. As a result, the U.S. Trade Representative ("USTR") threatened the imposition of 100% punitive import duties on selected Chinese goods. On April 30, 1997, the USTR, citing "significant progress," removed the threat of immediate punitive action but signaled the need for continued improvement and stronger enforcement of existing intellectual property agreements. The USTR is now required to monitor Chinese compliance with the agreements and authorized to move directly to trade sanctions, including punitive import duties, if such monitoring reveals inadequate Chinese enforcement of the agreements. If the USTR decides that certain categories of Chinese products that Dollar Tree imports should be targeted for punitive import duties, Dollar Tree expects that it would substitute similar goods from other countries or other categories of goods, but there can be no assurance that such action would not result in a material adverse effect on its business or results of operations.

RISKS ASSOCIATED WITH NEW DISTRIBUTION CENTERS

    In January 1998, Dollar Tree opened its Chesapeake, Virginia distribution center to replace its Norfolk, Virginia distribution center. The center is currently servicing approximately 445 stores, and management anticipates it will service more than 500 stores by the end of 1998, with an expected ultimate capacity of 800 stores. There can be no assurance that complications will not arise in the operation of the new Chesapeake center, including its automated conveyor and sorting system. Dollar Tree plans to build a new distribution center in Olive Branch, Mississippi to replace its Memphis, Tennessee facility. Dollar Tree expects that the Olive Branch facility will cost approximately $20 million and will be open in early 1999. There can be no assurance that delays will not be experienced in the opening of the Olive Branch distribution center, that complications will not occur in its operation or in the transition from the Memphis facility or that cost overruns will not be experienced in building the facility. Any delays or complications in connection with the operation of the Chesapeake or Olive Branch facilities could interrupt the receipt and distribution of merchandise to the stores. Dollar Tree has subleased the Norfolk facility. Although Dollar Tree management expects to be able to sublease the Memphis facility, no assurance can be given that an acceptable sublease will be secured. Dollar Tree is liable for rent and pass-through costs under the Memphis lease until September 2005, at a current annual cost of approximately $702,000. Dollar Tree management believes that any sublease of the Memphis facility at prevailing market rates will not fully cover such costs. Any of the foregoing risks, including delays, complications, cost overruns or difficulty in subleasing, could materially adversely affect Dollar Tree's business and results of operations. See "--Risks Related to Dollar Tree--Disruptions in Receiving and Distribution" and "Information Concerning Dollar Tree--Business--Warehousing and Distribution."

DISRUPTIONS IN RECEIVING AND DISTRIBUTION

    Substantially all of Dollar Tree's inventory is shipped directly from suppliers to Dollar Tree's distribution centers in Chesapeake, Virginia, Memphis, Tennessee, and Chicago, Illinois where the inventory is processed and then distributed to stores. Dollar Tree's financial results depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules (especially those from the Far East) and effective management of the distribution centers. Although management believes that its receiving and distribution process is efficient and well-positioned to support Dollar Tree's expansion plans, there can be no assurance that Dollar Tree has anticipated, or will anticipate, all the changing demands its expanding operations will impose on its receiving and distribution system or that events beyond the control of Dollar Tree, such as disruptions in operations due to labor disagreements or shipping problems, will not result in delays in the delivery of merchandise to stores. Within the last several months, the International Brotherhood of Teamsters has actively attempted to organize Dollar Tree's employees at its Chesapeake and Chicago distribution centers. Unionization of a portion of Dollar Tree's distribution center workforce could result in labor disagreements that could cause a delay in the receipt or distribution of merchandise to stores. Any delay could have a material adverse effect on Dollar Tree's business and results of operations. See "--Risks Related to Dollar Tree--Risks Associated with Imports" and "--Risks Related to Dollar Tree--Risks Associated with New Distribution Centers," "Information Concerning Dollar Tree--Business--Warehousing and Distribution" and "Information Concerning Dollar Tree--Business--Employees."

ADVERSE ECONOMIC FACTORS

    Dollar Tree's ability to provide quality merchandise at the $1.00 price point is subject to certain economic factors which are beyond Dollar Tree's control, including inflation, minimum wage levels, operating costs, consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable and in particular that hourly minimum wage rates, health care costs, shipping costs, or other costs will remain at current levels. The federally mandated minimum wage increased by $0.50 per hour on October 1, 1996 and by an additional $0.40 per hour on September 1, 1997.

These changes increased payroll costs by approximately $2 million during 1997, and management believes that the increase in 1998 payroll costs due to the minimum wage changes will be greater than in 1997. In February 1998, President Clinton announced support for a plan that would raise the minimum wage by an additional $0.50 per hour in January 1999 and an additional $0.50 per hour in 2000. In March 1998, Congressional Republicans announced their intention to block consideration of an increase in the minimum wage in 1998. Based on the proposals before Congress, management believes that a proposed increase, if eventually passed into law, may have a significantly greater impact on payroll costs than the increases in the minimum wage implemented in 1996 and 1997. Additionally, in May 1998, a trans-Pacific ocean-shipping cartel imposed an increase of $300 per container on U.S. imports from Asia. This increase took effect with shipments beginning in mid-May 1998 and is expected to add approximately $600,000 to $700,000 in freight expenses to Dollar Tree's cost of sales for the second half of 1998. Unless offsetting cost savings are realized (and no assurance can be given that they will be), an increase in inflation, minimum wage levels, shipping costs or other operating costs, or a decline in consumer confidence or general economic conditions, could have a material adverse effect on Dollar Tree's business and results of operations, especially given the constraints on Dollar Tree's ability to pass on incremental costs through price increases.

LEGAL CLAIMS

    On January 31, 1996, Dollar Tree bought all of the capital stock of Dollar Bills, Inc. ("Dollar Bills") pursuant to a stock purchase agreement. In March and April 1996, Michael and Pamela Alper (the "Alpers"), former shareholders of Dollar Bills, together with a corporation they control, filed lawsuits in the state and federal courts in Illinois, against Dollar Tree and one of its employees, relating to the Dollar Bills transaction. The lawsuits sought to recover compensatory damages of not less than $10.0 million, punitive damages, attorney's fees and other relief. The plaintiffs claimed that Dollar Tree defrauded the Alpers into selling the wholesale operations which were owned by Dollar Bills; improperly obtained and misused confidential and proprietary information; breached the provisions of a confidentiality agreement and stock purchase agreement relating to the acquisition; intentionally or negligently misrepresented its intentions with respect to the wholesale operations; conspired to violate antitrust law; and violated securities laws.

    Dollar Tree filed motions to dismiss the litigation in both state and federal courts. On June 28, 1996, the state court denied Dollar Tree's motion to dismiss. Plaintiffs subsequently dismissed their suit in state court voluntarily. Dollar Tree then appealed the state court's denial of its motion to dismiss. Dollar Tree's appeal was dismissed by the state appellate court on December 15, 1997 for lack of jurisdiction. On November 26, 1996, the federal court dismissed all counts of the plaintiffs' lawsuit against Dollar Tree and the co-defendant. Plaintiffs' federal securities and federal antitrust claims against Dollar Tree were dismissed with prejudice and the state claims were dismissed without prejudice. The plaintiffs did not appeal. No litigation is currently pending in this matter. However, in light of the history of this dispute, the Alpers may attempt to refile their state law claims against Dollar Tree in the future.

    Based on management's understanding of the facts (which facts are contested by the plaintiffs), and the advice of its lead litigation counsel for this matter in reliance on such facts, Dollar Tree believes it is unlikely that the plaintiffs will ultimately prevail on the merits of this dispute. Accordingly, Dollar Tree believes that the ultimate outcome of this matter will not have a material adverse effect on Dollar Tree's results of operations or financial condition. Nevertheless, particularly in light of the contested factual assertions, there can be no assurance regarding the ultimate outcome of any future litigation or that any such litigation will not have a material adverse effect on Dollar Tree's results of operations or financial condition.


    Dollar Tree has recalled (in cooperation with the Consumer Products Safety Commission) approximately 155,000 retractable dog leashes which it sold between November 1997 and January 1998. Dollar Tree has learned of several minor injuries involving the leashes, and one leash allegedly caused a serious personal injury that occurred in January 1998 which has resulted in a product liability claim. Counsel for the claimant has indicated they may seek punitive damages. Management does not believe that potential claims arising from these injuries will have a material adverse effect on Dollar Tree. There can be no assurance, however, that additional serious injuries giving rise to potential claims will not occur in the future.

DEPENDENCE ON KEY PERSONNEL

    Dollar Tree's success depends to a significant extent upon the leadership and performance of its senior management team, particularly Macon F. Brock, Jr., Dollar Tree's President and Chief Executive Officer and H. Ray Compton, Dollar Tree's Executive Vice President. While Dollar Tree believes that its senior management team has significant depth, the loss of the services of these individuals could adversely impact Dollar Tree. None of Dollar Tree's senior management is currently bound by any employment or non-competition agreement. See "Information Concerning Dollar Tree--Management." J. Douglas Perry, Chairman of Dollar Tree's Board of Directors and a key member of senior management, reduced his responsibilities for day to day management when he elected to work on a part-time basis beginning May 1, 1998. In addition, Dollar Tree's revolving credit facility provides that it is an event of default for Mr. Perry and his wife, Mr. Brock and his wife, and Mr. Compton and his wife, and trusts for the benefit of their family members to beneficially own collectively less than 10% of the aggregate of all voting stock in Dollar Tree and other ownership rights and interests to such voting stock. See "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

    The retail industry is highly competitive. Dollar Tree's competitors include mass merchandisers, discount stores, variety stores, closeout stores and other stores with a price point around $1.00. Several of the largest operators of discount stores selling goods at or around the $1.00 price point (or their parent companies) have closed their stores while others have been liquidated in bankruptcy or abandoned the $1.00 price point concept. Dollar Tree expects to face increased competition in the future, which could have an adverse effect on its financial results. See "Information Concerning Dollar Tree--Business-- Competition."

LIMITED AVAILABILITY OF SUITABLE MERCHANDISE

    Dollar Tree's success depends in large part upon its ability to select and purchase quality merchandise at attractive prices in order to maintain a balance of regularly available core products and a changing mix of fresh merchandise at the $1.00 price point. Dollar Tree has no continuing contracts for the purchase of merchandise and must continuously seek out buying opportunities from both its existing suppliers and new sources, for which it competes with other variety, closeout and $1.00 price point merchandisers. Although Dollar Tree believes that its management has long-standing and satisfactory relationships with its suppliers, there can be no assurance that Dollar Tree will be successful in maintaining a continuing and, in light of the anticipated addition of new stores, an increasing supply of quality merchandise at attractive prices. See "Information Concerning Dollar Tree--Business--Merchandising and Store Format."

SEASONALITY AND QUARTERLY FLUCTUATIONS

    Dollar Tree has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for Dollar Tree are the Christmas and Easter seasons. A disproportionate amount of Dollar Tree's net sales and a substantial majority of Dollar Tree's operating income and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, Dollar Tree purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason Dollar Tree's net sales were below seasonal norms during the fourth quarter or Easter season, including as a result of merchandise delivery delays due to receiving or distribution problems, Dollar Tree's operating results, particularly operating and net income, could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first quarter, and Dollar Tree expects this trend to continue. Dollar Tree's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores, shifts in the timing of certain holidays and the merchandise mix. Although Dollar Tree has experienced significant increases in comparable store net sales historically, management believes that any increases in comparable store net sales in the future may be smaller than those experienced historically. See "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF DOLLAR TREE'S ARTICLES OF
  INCORPORATION AND BYLAWS

    Certain provisions of Dollar Tree's Articles of Incorporation ("Dollar Tree Articles of Incorporation") and Bylaws ("Dollar Tree Bylaws") may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a shareholder might consider in its best interest. These provisions, among other things, (i) classify Dollar Tree's Board of Directors into three classes, each of which serves for different three-year periods, (ii) provide that only the Dollar Tree Board of Directors, chairman or president may call special meetings of the shareholders, (iii) establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings, and (iv) require a vote of the holders of more than two-thirds of the shares entitled to vote in order to remove a director or amend the foregoing and certain other provisions of the Dollar Tree Articles of Incorporation and Dollar Tree Bylaws. In addition, the Dollar Tree Board of Directors, without further action of the shareholders, is permitted to issue and fix the terms of preferred stock, which may have rights senior to those of the Dollar Tree Common Stock.

EFFECTIVE CONTROL OF DOLLAR TREE BY EXISTING SHAREHOLDERS

    Based on shares of Dollar Tree Common Stock owned as of July 31, 1998, and assuming that Dollar Tree issues the minimum number of shares of Dollar Tree Common Stock possible in connection with the Merger, Mr. Brock and his wife, Mr. Perry and his wife, Mr. Compton and The SK Equity Fund, L.P. (the "Fund") and certain affiliates of the Fund will own, or otherwise control, approximately 29% of outstanding Dollar Tree Common Stock. As a result, if such shareholders act together, they would have significant influence over, and may be able to effectively control, the election of the Directors of Dollar Tree, the outcome of any other matter submitted to a vote of Dollar Tree's shareholders for approval, including mergers, consolidations or the sale of all or substantially all of Dollar Tree's assets, and a change in control of Dollar Tree. See "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operation--Overview."

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Dollar Tree Common Stock, which is quoted on The Nasdaq National Market, may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Dollar Tree Common Stock.

NO DIVIDENDS

    Dollar Tree anticipates that all of its income in the foreseeable future will be retained for the development and expansion of its business and the repayment of indebtedness, and therefore does not anticipate paying cash dividends on Dollar Tree Common Stock in the foreseeable future. Dollar Tree's credit facilities contain financial covenants which restrict its ability to pay dividends.

                          RISKS RELATED TO STEP AHEAD

RISKS ASSOCIATED WITH EXPANSION OF STEP AHEAD'S OPERATIONS

    Step Ahead has grown from its initial store in 1985 to 62 stores as of July 31, 1998 and its net sales have grown significantly in the past several years. Continued growth of Step Ahead as a part of Dollar Tree is dependent, in large part, upon the combined company's ability to open new stores on a timely basis and to operate them profitably and also on the procurement of additional distribution center capacity in the very near future to support continued growth in the Step Ahead market areas. As of July 31, 1998, Step Ahead had opened three net new stores in fiscal year 1998, and is currently building-out an additional three stores to be opened by the end of the year. However, successful expansion is subject to various contingencies, many of which are beyond the combined company's control. These contingencies include, in addition to the factors mentioned under the caption "--Risks Related to Dollar Tree--Risks Associated with Expansion Plans," other factors which may have a greater impact on Step Ahead than on Dollar Tree's existing expansion plans. These factors include (i) the ability of the California and Nevada labor markets to support the combined company's hiring needs, (ii) the availability of adequate high-quality, low-cost closeout inventory, (iii) the ability of the combined company to identify, secure and build-out suitable store sites in the West Coast region on a timely basis and on satisfactory terms, and (iv) the ability to manage the combined company's increased distribution demands given the limited capacity of Step Ahead's existing distribution center. As a result, there can be no assurance that the combined company will be able to achieve its targets for opening new stores in the Step Ahead market area, that such new stores will be profitable or achieve net sales and profitability comparable to Dollar Tree's existing stores or that comparable store net sales increases among the Step Ahead stores will continue.

RISKS ASSOCIATED WITH THE STEP AHEAD DISTRIBUTION CENTER


    The Step Ahead distribution center in North Highlands, California is currently servicing 62 stores, and Step Ahead management anticipates it will be servicing 66 stores by the end of 1998. Step Ahead management believes the capacity of the distribution center is only 75 stores. Although Step Ahead management has reviewed a number of alternative strategies for expanding and/or replacing this facility, Step Ahead has not decided to pursue any of these alternatives at this time. If the combined company decides to replace the existing North Highlands distribution center, no assurance can be given that an acceptable sublease will be secured. Step Ahead is liable for rent and pass-through costs under the North Highlands lease until June, 2008, at a current annual cost of approximately $641,000. There can be no assurances that delays will not be experienced in procuring additional distribution center capacity, that complications will not occur in the operation of or transition to the new or additional facility or in subleasing the existing facility, or that the plan can be implemented in a time frame or at a cost that will not result in a material adverse effect on the combined company. See "--Risks Related to Step Ahead-- Disruptions in Receiving and Distribution" and "Information Concerning Step Ahead--Business--Warehousing and Distribution."


DISRUPTIONS IN RECEIVING AND DISTRIBUTION

    Most of Step Ahead's inventory is shipped or picked-up directly from suppliers and delivered to Step Ahead's single warehouse and distribution facility, where the inventory is processed and distributed. Step Ahead depends on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the warehouse operations. There can be no assurance that the combined company will anticipate all of the changing demands its expanding operations will impose on this receiving and distribution system or that events beyond the control of the combined company will not result in delays in the delivery of merchandise to the warehouse or from the warehouse to the stores. In addition, because Step Ahead's receiving and distribution operations are concentrated at a single location, a fire, earthquake, flood or other disaster at its warehouse and distribution facility could materially and adversely affect its business and results of operations. In Step Ahead's case, such a disaster could be particularly damaging because much of its inventory is purchased as closeouts and special situations and could not be readily replaced for its carrying value, if at all. Although Step Ahead maintains business interruption and standard property and casualty insurance, Step Ahead does not maintain earthquake insurance on its facilities and business. See "Information Concerning Step Ahead--Business--Warehousing and Distribution."

RISKS ASSOCIATED WITH PURCHASING

    Step Ahead historically has been able to locate and purchase quality closeout merchandise at attractive prices in order to maintain a mix of name-brand and other merchandise at the 98 CENTS price point. There can be no assurance that such merchandise will continue to be available in the future. Further, there can be no assurance that such merchandise will be available in quantities necessary to accommodate the combined company's expansion strategy. Step Ahead has no continuing contracts for the purchase of merchandise and must continuously seek out buying opportunities from both its existing suppliers and new sources, for which it competes with wholesalers, discount chains, mass merchandisers, food markets, drug chains, club stores, other retailers and various small privately-held companies and individuals. Although Step Ahead is not dependent on any single supplier or group of suppliers, Step Ahead's business and results of operations could be adversely affected by a disruption in the availability of merchandise. Step Ahead's suppliers sometimes restrict the advertising, promotion and method of distribution of the merchandise sold to Step Ahead. These restrictions may make it more difficult for Step Ahead or the combined company to resell quickly items in its inventory that are subject to such restrictions. See "Information Concerning Step Ahead--Business--Merchandising and Store Format."

ADVERSE ECONOMIC FACTORS

    Step Ahead's ability to provide quality merchandise at its 98 CENTS price point is subject to certain economic factors beyond Step Ahead's control, including inflation, other operating costs (such as prevailing wage levels), consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable, in particular, that Step Ahead's wages will remain at current levels. Proposals currently before the United States Congress include measures that would raise the minimum wage significantly. Inflation, an increase in the minimum wage, wages or other operating costs or a declining consumer confidence or general economic conditions could have a material adverse effect on Step Ahead's business and results of operations. See "--Risks Related to Dollar Tree--Adverse Economic Factors."

CONCENTRATION OF OPERATIONS

    All but three of Step Ahead's 98 CENTS Clearance Centers are currently located in California. Consequently, Step Ahead's results of operations and financial condition are dependent upon general trends in this regional economy. In addition, California historically has been vulnerable to certain natural disasters and other risks, such as earthquakes, fires, floods and civil disturbance, which at times have disrupted the local economy. These events pose physical risks to Step Ahead properties and could materially adversely affect Step Ahead's business, results of operations and financial condition. See "--Risks Related to Step Ahead--Disruptions in Receiving and Distribution."

RISKS ASSOCIATED WITH OWNERSHIP OF PROPERTIES BY AFFILIATES

    Step Ahead leases certain of its facilities from shareholders or their affiliates. Step Ahead leases its corporate offices (which include a retail store) and the adjoining distribution center from an affiliate of Merit Income Properties, Inc. ("MIP"), which is a Step Ahead Shareholder. This lease provides for annual rent of $574,000 per year, with annual increases equal to increases in the cost of living; the lease expires in June 2008. In addition, Step Ahead leases one of its retail stores from an affiliate of MIP at a current rent of approximately $90,000 per year, which increases to $103,000 per year in 2004; this lease expires in 2008. Finally, trusts established by Gary Cino, Eric Stauss and William Coyle lease a retail store to Step Ahead for approximately $139,950 per year, which increases to $161,400 per year in 2002 and to $185,200 per year in 2007. Step Ahead believes that these leases are no less favorable to Step Ahead than those an unrelated party would have provided after arms-length negotiations.

ENVIRONMENTAL MATTERS

    Under various Federal, state and local environmental laws and regulations, a current or previous owner or occupant of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. Step Ahead currently leases all of its stores, as well as its warehouse and distribution facility (where its executive offices are located). Step Ahead could be held liable for the costs of remedial actions with respect to hazardous substances on such properties under the terms of the governing lease and/or governing law. Although Step Ahead is aware that eight of its stores contain floor tiles with non-friable asbestos, it has not been notified of, and is not otherwise aware of, any current environmental liability, claim or non-compliance. There can be no assurance, however, that Step Ahead will not be required to incur remediation or other costs in the future in connection with its leased properties.

    In the ordinary course of its business, Step Ahead from time to time handles or disposes of ordinary household products that are classified as hazardous materials under various Federal, state and local environmental laws and regulations. Step Ahead has adopted policies regarding the handling and disposal of these products, and has implemented a training program for employees on hazardous material handling and disposal. There can be no assurance, however, that such policies or training will be successful in assisting Step Ahead in avoiding violations of environmental laws and regulations relating to the handling and disposal of such products in the future. See "Information Concerning Step Ahead--Business-- Environmental."

                               VOTING AND PROXIES

DATE, TIME AND PLACE OF SPECIAL MEETING

    The Special Meeting will be held at Step Ahead's principal executive offices, located at 3222 Winona Way, North Highlands, California 95660, on
            , 1998, at 10:00 a.m., local time.

RECORD DATE AND OUTSTANDING SHARES OF STEP AHEAD

    Only shareholders of record of Step Ahead Common Stock and Step Ahead Preferred Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. At the Record Date, Step Ahead had
      shareholders of record of Step Ahead Common Stock and       shareholders
of record of Step Ahead Preferred Stock. Also as of the Record Date, there were
      shares of Step Ahead Common Stock and       shares of Step Ahead Preferred
Stock issued and outstanding. Except for the shareholders identified under "Information Concerning Step Ahead--Principal Shareholders of Step Ahead," there were no persons known to the management of Step Ahead to be the beneficial owners of more than 5% of the outstanding Step Ahead Common Stock or more than 5% of the outstanding Step Ahead Preferred Stock.

VOTING OF PROXIES

    The proxy accompanying this Prospectus/Proxy Statement is solicited on behalf of the Board of Directors of Step Ahead (the "Step Ahead Board") for use at the Special Meeting. Step Ahead Shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail or deliver it to Step Ahead. All properly executed proxies that are returned and are not revoked will be voted at the Special Meeting in accordance with the instructions contained therein. Such proxies containing no instructions regarding the proposal specified in the form of proxy will be voted for approval of the Merger Agreement and the Merger in accordance with the recommendation of the Step Ahead Board and for Gary Cino as Shareholder Representative. The Step Ahead Board does not presently intend to bring any business before the Special Meeting other than the proposals referred to in this Prospectus/Proxy Statement and specified in the Notice of the Special Meeting. If any other matters are properly brought before the Special Meeting and submitted to a vote, all proxies will be voted in accordance with the judgment of the persons voting the proxies. Any shareholder signing a proxy has the power to revoke it prior to the Special Meeting or at the Special Meeting prior to the vote pursuant to the proxy. A proxy may be revoked by (i) delivering to the Secretary of Step Ahead (by any means, including facsimile) a written notice, bearing a date later than the proxy, stating that the proxy is revoked, (ii) signing and so delivering a proxy relating to the same shares and bearing a date later than the proxy, or (iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy).

VOTE REQUIRED

    Under California law, approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Step Ahead Common Stock and a majority of the outstanding shares of Step Ahead Preferred Stock entitled to vote at the Special Meeting, each voting separately as a class. Each share of Step Ahead Common Stock and Step Ahead Preferred Stock is entitled to one vote at the Special Meeting. The presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Step Ahead Common Stock and Step Ahead Preferred Stock together entitled to vote, is necessary to constitute a quorum at the Special Meeting. Proxies marked to abstain from voting will have the same effect as votes against approval of the Merger Agreement and the Merger.

    The Principal Shareholders have agreed to vote all shares of Step Ahead Stock owned beneficially or controlled by them as of the Record Date (consisting of 810,000 shares of Step Ahead Common Stock, representing approximately 64% of the Step Ahead Common Stock outstanding as of July 22, 1998) in favor of the Merger Agreement and the Merger. Executive officers, directors and affiliates of Step Ahead own beneficially 76% of the Step Ahead Common Stock and 4% of the Step Ahead Preferred Stock and have advised Step Ahead that they intend to vote such shares in favor of the Merger. The consummation of the Merger is also conditioned upon a number of other conditions. See "Terms of the Merger--Conditions Precedent to the Merger."


    Under the terms of the Merger Agreement and assuming an Average Closing Price of $34 11/32, Dollar Tree will issue to the Step Ahead Shareholders and reserve for issuance upon exercise of the Step Ahead Options approximately 2,144,800 shares of previously authorized Dollar Tree Common Stock (or approximately 3.6% of the outstanding number of shares of Dollar Tree Common Stock on August 31, 1998). Accordingly, approval by the shareholders of Dollar Tree is not required to consummate the proposed Merger.


SOLICITATION OF PROXIES AND EXPENSES

    Step Ahead will bear the cost of the solicitation of proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of Step Ahead may solicit proxies from shareholders by telephone, facsimile, telegram or letter, or in person.

                      THE MERGER AND RELATED TRANSACTIONS

BACKGROUND OF THE MERGER

    In mid-1996, the Board of Directors of Step Ahead (the "Step Ahead Board") and senior management began reviewing a variety of strategies for realizing shareholder value and liquidity. In this regard, Step Ahead periodically explored these strategies with a number of potential financial and strategic acquirors, but none of these discussions resulted in a definitive agreement.

    In April 1997, after interviewing several investment banking firms to assist Step Ahead in pursuing these strategies, Step Ahead engaged Piper Jaffray as its financial advisor.

    THE 1997 DISCUSSIONS. On July 8, 1997, while visiting a mutual vendor, Macon Brock, the President and Chief Executive Officer of Dollar Tree, encountered Gary Cino, the Chairman and Chief Executive Officer of Step Ahead. On July 17, 1997, Mr. Brock called Mr. Cino to discuss a possible business combination. Over the next two weeks, Mr. Brock and Mr. Cino continued these discussions, focusing on the proper methodology for valuing Step Ahead, and Step Ahead sent Dollar Tree a package of Step Ahead information, including background data, financial statements and financial projections.

    Discussions between Mr. Cino and Mr. Brock continued into August 1997. On August 18, 1997, after visiting a number of Step Ahead stores on the previous day, Mr. Brock, H. Ray Compton, Dollar Tree's Executive Vice President, and J. Douglas Perry, the Chairman of the Board of Dollar Tree, met with Mr. Cino and other members of Step Ahead senior management at Step Ahead's headquarters outside of Sacramento, California. At this meeting, the parties discussed the relative strengths and weaknesses of the operations of Step Ahead and Dollar Tree, how the two companies might operate together, and the synergies that might be achieved in a business combination. The parties recognized that Step Ahead's bigger stores and product mix, which is weighted more heavily towards consumable products, required different operational expertise, but Dollar Tree expressed an interest in acquiring this expertise.

    On September 4 and 5, 1997, Mr. Cino, Mr. Ken Miller, a Step Ahead director, and other members of Step Ahead senior management, together with a representative from Piper Jaffray, traveled to Norfolk, Virginia to observe Dollar Tree's operations and to visit a number of Dollar Tree stores. During this visit, Step Ahead senior management noted significant differences between Step Ahead stores and Dollar Tree stores, including product mix, store size and store layout and design. On September 9, 1997, John F. Megrue, Vice Chairman of the Board of Directors of Dollar Tree, met with Mr. Cino and David Reed, Step Ahead's Vice President and Chief Financial Officer, at Step Ahead's headquarters to discuss Dollar Tree's financial performance and future plans. On September 22, 1997, Mr. Cino and Eric Stauss, Step Ahead's President and Chief Operating Officer, met with Mr. Brock and Mr. Compton in San Francisco to discuss further the possibility of a business combination of their two companies. Messrs. Cino and Stauss were comfortable with the valuation proposed by Dollar Tree and agreed to proceed to negotiate a letter of intent. Following the meeting, Step Ahead and Dollar Tree management planned additional legal and business due diligence.

    On September 29, 1997 the Step Ahead Board met to discuss the terms of the merger negotiated over the prior week by Step Ahead management. The Step Ahead Board focused on the valuation proposed by Dollar Tree compared to the valuations that might be achieved in alternative transactions available to Step Ahead, including an initial public offering and a combination with another publicly held company in the same industry. Prior to approving the execution of the letter of intent, the Step Ahead Board also discussed the impact of the "no solicitation" and "lock-up option" provisions of the letter of intent, and expressed a desire to be able to continue to carry out its fiduciary duties to the Step Ahead Shareholders. Also, the Step Ahead Board authorized senior management to engage Piper Jaffray to issue a fairness opinion on the merger consideration to be received by Step Ahead Shareholders.

    Following that meeting, on September 30, 1997, Step Ahead and Dollar Tree executed a letter of intent pursuant to which they agreed to a stock-for-stock merger valued at approximately $58 million.

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
Legal counsel for the parties proceeded toward negotiating a definitive agreement, while Dollar Tree conducted legal and business due diligence. While conducting its due diligence, Dollar Tree became concerned that a merger with Step Ahead would likely coincide with Dollar Tree's transition from its Norfolk, Virginia corporate headquarters and distribution center to the new Chesapeake Store Support Center. In addition, the due diligence review highlighted operational issues related to Step Ahead's store format and product mix, which differ from those of Dollar Tree. Dollar Tree determined that these operational issues would require significant management attention which would divert resources from the transition to the new Store Support Center during the busy fourth quarter selling season. On October 13, 1997, prior to executing any definitive agreement, Mr. Brock called Mr. Cino to tell him that Dollar Tree did not wish to proceed with the transaction based on the foregoing considerations. Mr. Brock followed that conversation with a letter dated October 15, 1997 expressing the same concerns and proposing to terminate the letter of intent. Mr. Cino formally acknowledged termination of the letter of intent on October 17, 1997.

    Between October 1997 and March 1998, Step Ahead and Dollar Tree had incidental contacts but did not communicate regarding any proposed business combination. During this time, Step Ahead focused on improving operating efficiencies and profitability and reorganized its management structure. Also during this time, Step Ahead discussed with Piper Jaffray the prospects of successfully completing an initial public offering. Two other parties separately contacted Step Ahead in March 1998 and expressed an interest in pursuing a possible business combination. Step Ahead provided financial and background information to one of the parties and engaged in preliminary discussions with both parties, but these discussions ended without advancing beyond the preliminary stage.

    THE 1998 DISCUSSIONS. In November 1997, Dollar Tree relocated its corporate headquarters to the Chesapeake Store Support Center and the distribution center there became operational in January 1998. In addition, in early 1998, Dollar Tree completed plans to reconfigure its largest store on an experimental basis to a product mix more heavily weighted toward consumable goods in order to gain operational experience with the different larger store format. With Dollar Tree having completed the distribution center transition and having gained greater familiarity with the larger store format, on March 23, 1998, Mr. Brock called Mr. Cino and stated that Dollar Tree had an interest in reviving discussions toward a business combination of the two companies and requested certain financial information. Step Ahead prepared and furnished that financial information on April 20, 1998, through Piper Jaffray.

    Mr. Compton called Mr. Cino on May 13, 1998 to discuss new terms for a potential transaction and Mr. Cino told Mr. Compton that Dollar Tree's new terms should take into consideration Step Ahead's substantial operating improvements since the 1997 discussions between the companies. After visiting a few of Step Ahead's stores, Messrs. Compton and Megrue and Mr. K. Bryan Bagwell, Dollar Tree's Vice President, Merchandise arrived at Step Ahead's headquarters on May 20, 1998. Messrs. Cino and Reed made a presentation at this meeting, highlighting Step Ahead's improvements in same store sales, merchandise, inventory turnover, employee morale and profitability. While the parties discussed the terms of a possible business combination, the meeting ended without any agreement on terms.

    On June 4, 1998, Step Ahead sent Dollar Tree updated projections and an accretion analysis prepared by Piper Jaffray. On June 22, 1998, Step Ahead received a letter from Dollar Tree proposing a stock for stock merger at a fixed consideration, based on certain assumptions, of 1,300,000 shares of Dollar Tree Common Stock (1,950,000 shares after giving effect to a 50% stock dividend effected as a 3-for-2 stock split of Dollar Tree Common Stock which took effect after June 29, 1998).

    Step Ahead responded to that letter on June 24, 1998 with a letter indicating a willingness to accept Dollar Tree's offer if Dollar Tree agreed to be responsible for Step Ahead's transaction costs and to grant options to Step Ahead employees at a level commensurate with their role, if any, in the combined company. The parties spent the next few weeks negotiating a new letter of intent, which was based on the proposal described immediately above but which provided for a variable exchange ratio with a "collar" mechanism that limits the effect of changes in the price of Dollar Tree Common Stock on the value of the consideration to be received by Step Ahead Shareholders. Each party also agreed to pay the other $1 million (subject to a number of exceptions) if a definitive agreement had not been signed by August 22, 1998.

    On July 6, 1998 the Step Ahead Board met to discuss the new terms of the merger. The Step Ahead Board focused on the increased valuation proposed by Dollar Tree, the "collar" mechanism, the required escrow of shares and the impact of the "no solicitation" and "lock-up option" provisions of the letter of intent. Also, the Step Ahead Board consulted with representatives from Piper Jaffray as to the fairness, from a financial point of view of the aggregate merger consideration to be received by Step Ahead Shareholders as a group. The Step Ahead Board approved the execution of the letter of intent, and it was executed on July 8, 1998.

    Between July 8 and July 22, 1998, the parties negotiated a definitive merger agreement, including a voting agreement by the principal shareholders of Step Ahead and an escrow agreement to govern the release of Step Ahead shares held in escrow. The definitive merger agreement reflected changes in the terms proposed by the letter of intent, including an increase in the number of Dollar Tree shares to be issued in the merger reflecting the present value of the aggregate exercise price of outstanding Step Ahead Options, the application of a $600,000 threshold before Dollar Tree could make certain claims against escrowed shares, and elimination of the payment of the $3.0 million termination fee upon certain termination events. Also during that time, the parties engaged in legal and business due diligence.

    The parties also agreed to terms of non-competition agreements between Dollar Tree and certain Step Ahead officers, including Mr. Cino, under which the officers were to receive options to purchase shares of Dollar Tree Common Stock. Mr. Cino also agreed to include a one-year consulting arrangement in the non-competition agreement.

    APPROVAL AND EXECUTION OF THE MERGER. On July 20, 1998, the Board of Directors of Dollar Tree (the "Dollar Tree Board") met to discuss the terms of the Merger as expressed in the definitive merger agreement and related documents which had been negotiated by the companies. The Dollar Tree Board focused on a number of factors which are described under the caption "--Reasons for the Merger" below. The Dollar Tree Board also focused on the non-competition agreements with the Step Ahead officers, and suggested that the options issuable to the officers upon execution of the agreements should lapse if they competed with the combined company. Counsel to the parties later discussed this change, which was accepted.

    On July 21, 1998, at a special meeting, the Step Ahead Board met to discuss the terms of the definitive merger agreement. At the meeting, Piper Jaffray rendered an oral opinion to the effect that, as of such date, subject to certain assumptions and other matters (including an assumed Average Closing Price of $42.55), the aggregate consideration to be received by the Step Ahead Shareholders as a group, as reflected in the proposed merger agreement, was fair from a financial point of view to such shareholders as a group. In addition, Mr. Cino stated that he and his wife and the trust in which a majority of his shares are held, were in favor of the terms as reflected in the proposed merger agreement. The Step Ahead Board approved the Merger and the Merger Agreement and unanimously recommended that the shareholders of Step Ahead adopt and approve the Merger and the Merger Agreement.

    On July 22, 1998, the Merger Agreement was executed by the parties.

REASONS FOR THE MERGER

    The Boards of Directors of Dollar Tree and Step Ahead believe that the combination of Dollar Tree and Step Ahead will bring together for the benefit of their shareholders the complementary strengths of their organizations. The factors considered by the Boards of Directors of each company are described in greater detail below.

    FACTORS CONSIDERED BY DOLLAR TREE. On July 20, 1998, a meeting of the Dollar Tree Board was held at which it unanimously approved the Merger and the Merger Agreement. In reaching its decision to approve the Merger, the Dollar Tree Board considered a number of factors, including improvements in Step Ahead's operations since discussions about a possible combination broke off in October 1997 and factors described below. In light of the variety of factors considered in its evaluation of the Merger, the Dollar Tree Board did not find it practical to and did not quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. After a presentation by management of Dollar Tree, the Dollar Tree Board determined that the Merger is in the best interests of Dollar Tree and its shareholders and authorized the Merger for the following reasons, among others:


    - APPROPRIATE PLATFORM FOR EXPANSION TO THE WEST COAST. The Merger will increase the number of stores owned by Dollar Tree and diversify Dollar Tree's geographic presence into California and Nevada. Dollar Tree also believes that the Merger will provide a base of operations for Dollar Tree on the West Coast with an established management team, store and distribution personnel and infrastructure, avoiding the costly process of developing these assets internally. The Merger would then allow Dollar Tree to expand further, using either its prototype store or the larger Step Ahead prototype.

    - LARGER STORE FORMAT. Dollar Tree believes that the Merger will allow it to advance its knowledge about operating a larger 10,000-12,000 square foot store format such as that used by Step Ahead by acquiring the purchasing and operational expertise relating to the larger store format with a product mix that carries a higher percentage of consumables and closeouts than that currently carried by Dollar Tree.

    - IMPROVED PURCHASING. Dollar Tree believes that, through the acquisition of Step Ahead, it will gain greater access to and knowledge about buying opportunities in the closeout and consumables product areas. In addition, Dollar Tree's buying expertise in variety store product lines could reduce the cost and improve the quality of certain of Step Ahead's purchases. The buying power of both companies could be consolidated with a view toward obtaining higher-quality goods, volume discounts and economies of scale.

    - FINANCIAL POSITION AND OPERATING RESULTS OF STEP AHEAD. Dollar Tree was impressed with the planning and execution that has permitted Step Ahead to achieve growth in sales and net income.

    - OPPORTUNITY FOR IMPROVED STORE LEVEL ECONOMICS. Dollar Tree believes that further opportunities exist for improving Step Ahead's store level economics. In addition, it is anticipated that the acquisition will provide the combined business with opportunities to improve Step Ahead's gross profit margins. However, management has not identified significant efficiencies to be obtained in the area of selling, general and administrative expenses.

    At that meeting, the Dollar Tree Board also considered risks associated with combining the two companies, including risks solely associated with the business of Step Ahead and risks related to the combination of the companies. In evaluating the risks associated with the business of Step Ahead and the risks associated with combining two geographically separated business operations, the Dollar Tree Board considered: Step Ahead's geographic location and concentration and related risks; the differences in the way Step Ahead operates its 98 CENTS Clearance Centers compared with the way Dollar Tree operates its stores; the risk that Dollar Tree may not be able to retain key Step Ahead personnel; the differences in the size, product mix, real estate strategy, and customers of Step Ahead compared with those of Dollar Tree; the difficulties in integrating the two corporate cultures and operations; the risk that the Dollar Tree store concept may not operate or perform as anticipated on the West Coast; the need to expand Step Ahead's distribution and warehouse systems to accommodate further growth; the lack of an independent fairness opinion from a Dollar Tree financial advisor and the other risks more fully described under the caption "Risk Factors" in this Prospectus/Proxy Statement.

    The Dollar Tree Board considered the above in light of its knowledge of the business and operations of Dollar Tree, information presented by Dollar Tree management, and its business judgment. While the Dollar Tree Board did not assign a relative weight to any of the factors considered, it placed special emphasis on its belief in the complementary business, financial and management strengths of Dollar Tree and Step Ahead, its view that those complementary strengths would enhance the value of the combined company in the eyes of its customers and the investment community, and its view that the Merger is in the best interests of Dollar Tree and its shareholders. The Dollar Tree Board decided that the potential benefits of the Merger to Dollar Tree and its shareholders outweighed these risks.


    FACTORS CONSIDERED BY STEP AHEAD. On July 21, 1998, the Step Ahead Board held a meeting at which it unanimously approved the Merger and the Merger Agreement and recommended that the Step Ahead Shareholders vote FOR approval of the Merger and the Merger Agreement. In reaching its decision to authorize Step Ahead to enter into the Merger Agreement and to recommend approval of the Merger and the Merger Agreement by the Step Ahead Shareholders, the Step Ahead Board considered a number of factors, including the factors described below. In light of the variety of factors considered in its evaluation of the Merger, the Step Ahead Board did not find it practical to and did not quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.


    STEP AHEAD BUSINESS. The Step Ahead Board considered historical and prospective information concerning the financial condition, results of operations and business of Step Ahead. The Step Ahead Board considered the current state (and its perception of the future state) of the retail discount merchandise industry. The Step Ahead Board considered the strategic alternatives available to Step Ahead in lieu of this transaction, including maintaining the status quo, undertaking an initial public offering and seeking to grow through alternative transactions. The Step Ahead Board discussed competitive conditions in the industry that place a strain on smaller companies. Step Ahead's management made presentations to the Step Ahead Board, providing it with operational, financial and legal information. Management also stressed to the Step Ahead Board that capital resources available to Step Ahead may not be sufficient to fund planned growth.

    DOLLAR TREE BUSINESS. The Step Ahead Board considered the operational, financial and legal due diligence provided to it by Step Ahead management and professional advisors. This due diligence included historical and prospective information regarding the results of operations, financial condition and business of Dollar Tree. In evaluating Dollar Tree, the Step Ahead Board considered, among other things, (i) the operating performance of Dollar Tree's stores, (ii) the perceived strength of Dollar Tree's management, (iii) Dollar Tree's plans for future growth, (iv) the quality of the Dollar Tree brand name and its reputation for excellent customer service and high quality merchandise,
(v) the result of Step Ahead's legal due diligence and (vi) Dollar Tree's significant financial resources and access to capital. The Step Ahead Board also reviewed recent trading prices for Dollar Tree Common Stock, which ranged from a high of $44.88 to a low of $38.42 during the 30-day period preceding the meeting.

    PIPER JAFFRAY OPINION. The Step Ahead Board considered the presentation and oral opinion delivered by Piper Jaffray on July 21, 1998, which concluded that as of such date, the aggregate merger consideration to be received by Step Ahead Shareholders as a group, calculated based upon an assumed Average Closing Price of $42.55, was fair from a financial point of view, to such shareholders as a group. Piper Jaffray's oral opinion was subsequently confirmed in writing. See "--Opinion of Financial Advisor to Step Ahead." A copy of Piper Jaffray's written opinion, which sets forth the assumptions made, matters considered and limitation on the review undertaken, is attached as Appendix E to this Prospectus/Proxy Statement and is incorporated herein by reference.

    STRATEGIC BENEFITS. The Step Ahead Board considered the following potential benefits offered by the Merger:

        (i) The belief that Step Ahead Shareholders will have the opportunity to participate in the growth of the combined company.

        (ii) The opportunity for Step Ahead Shareholders to own publicly-traded stock of a significantly larger business enterprise.

        (iii) The belief that the combined company would have greater leverage and visibility with suppliers, vendors and landlords.

        (iv) The opportunity to improve profitability of the combined company by implementing the best practices of each company.

        (v) The belief that the Merger would allow the combined company to improve operating efficiencies, reduce costs, and achieve synergies, particularly in the areas of purchasing, accounting, and payroll.

        (vi) The belief that the combined company's store base will benefit from Step Ahead's purchasing practices and merchandise mix.

    STRUCTURE OF TRANSACTION; TERMS OF THE MERGER AGREEMENT. The Step Ahead Board considered the terms of the Merger Agreement and its legal and tax implications. The Step Ahead Board considered in particular the "no solicitation" provision of the Merger Agreement, the option granted to Dollar Tree to purchase 19.9% of Step Ahead Stock at $45.97 per share should the transaction terminate for certain reasons, the $3.0 million termination fee payable to Dollar Tree in certain circumstances and the termination provisions of the Merger Agreement. The Step Ahead Board also noted that the Merger is expected to be accounted for as a pooling of interests and is generally not expected to result in Federal income taxes. The Step Ahead Board also considered the mechanism contained in the Merger Agreement that limits the effect of changes in the price of Dollar Tree Common Stock on the value of the consideration to be received by Step Ahead Shareholders in the Merger. While the Exchange Ratio is not affected so long as the Average Closing Price is between $36 3/8 and $44 7/16, the Exchange Ratio will be adjusted in the event the Average Closing Price rises above $44 7/16 and in the event the Average Closing Price declines below $36 3/8; provided, however, that the merger consideration cannot be less than an aggregate of 1,936,547 shares of Dollar Tree Common Stock. The Step Ahead Board recognized that this "collar" limits the ability of Step Ahead shareholders to benefit from appreciation in Dollar Tree Common Stock at prices between $44 7/16 and $46 15/32, but determined that this limitation was offset by the protection afforded by the limitation on risk associated with price declines.

    NEGATIVE FACTORS. The Step Ahead Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including but not limited to: (i) the timing and risks associated with the integration by Dollar Tree of Step Ahead and whether the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger might not be consummated and the effect of public announcement of the Merger on Step Ahead's sales and operating results and Step Ahead's ability to attract and retain key management and marketing personnel; (iii) the substantial voting power dilution to the Step Ahead Shareholders, resulting in Step Ahead Shareholders' ownership of less than 3% of the shares of the combined company after the consummation of the Merger; (iv) the possibility of management disruption associated with the Merger and the risk that despite the efforts of Dollar Tree and Step Ahead, key management personnel might not remain employed by Step Ahead; (v) the estimated charges to be incurred in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger; (vi) the required escrow of shares which could result in Step Ahead Shareholders receiving up to 10% fewer shares of Dollar Tree Common Stock as merger consideration and (vii) the other risks described under "Risk Factors" herein. The Step Ahead Board believed that these risks were outweighed by the potential benefits of the Merger.

    In addition, the Step Ahead Board reviewed the interests of certain persons in the Merger, including Step Ahead management, discussed below in "Terms of the Merger--Interests of Certain Persons." The

Step Ahead Board was aware that such arrangements would give certain individuals interests in the Merger that were in addition to the interests of Step Ahead Shareholders generally.

    THE BOARD OF DIRECTORS OF EACH COMPANY BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF SUCH COMPANY AND ITS SHAREHOLDERS. STEP AHEAD'S BOARD OF DIRECTORS THEREFORE UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR TO STEP AHEAD

    Piper Jaffray was retained by Step Ahead on April 9, 1997 to act as Step Ahead's exclusive agent in negotiating with potential strategic partners of Step Ahead. Subsequently, after Step Ahead and Dollar Tree signed a letter of intent on July 8, 1998, Step Ahead requested that Piper Jaffray render an opinion to the Step Ahead Board concerning the fairness, from a financial point of view, of the consideration to be paid in the proposed Merger.

    Piper Jaffray delivered to the Step Ahead Board on July 21, 1998, its written opinion (the "Opinion"), to the effect that, as of the date of the Opinion, based on and subject to the assumptions, factors and limitations set forth in the Opinion and as described below, the aggregate consideration (the "Aggregate Merger Consideration") proposed to be paid to the holders of Step Ahead Stock as a group in the Merger calculated by Piper Jaffray, based upon an assumed Average Closing Price of $42.55 and a resulting assumed Exchange Ratio of approximately 1.1379 under the Merger Agreement, was fair, from a financial point of view, to such stockholders as a group. A copy of the Opinion is attached as Appendix E to this Prospectus/Proxy Statement and is incorporated herein by reference. Holders of Step Ahead Stock are urged to read the attached Opinion in its entirety.

    Piper Jaffray was not requested and did not make any recommendation to the Step Ahead Board as to the form or amount of the consideration to be received by the holders of Step Ahead Stock in the Merger, which was determined through negotiations between the parties to the Merger. The Opinion was rendered to Step Ahead's Board and does not constitute a recommendation to any shareholder of Step Ahead as to how such shareholder should vote at the Special Meeting. Piper Jaffray was not requested to opine as to, and the Opinion does not address, (i) Step Ahead's underlying business decision to proceed with or effect the Merger or (ii) whether the consideration proposed to be paid to the holders of Step Ahead Stock was fair from a financial point of view to any particular class of capital stock of Step Ahead as compared to any other class of capital stock of Step Ahead.

    In arriving at the Opinion, Piper Jaffray reviewed, among other things, (i) the draft of the Merger Agreement provided to it on July 20, 1998, (ii) certain publicly available information relative to the business, financial condition and operations of Dollar Tree, (iii) certain information relative to the business, financial condition and operations of Step Ahead, (iv) certain financial planning information of Step Ahead furnished by management of Step Ahead, (v) certain financial and securities data of companies deemed similar to Step Ahead and Dollar Tree or representative of the business sector in which Step Ahead and Dollar Tree operate, (vi) to the extent publicly available, the financial terms of certain merger and acquisition transactions deemed comparable to the Merger, and (vii) certain publicly available securities data relative to Dollar Tree Common Stock. In addition, Piper Jaffray engaged in discussions with members of management of Dollar Tree and Step Ahead concerning the respective financial conditions, current operating performance and balance sheet characteristics of Dollar Tree and Step Ahead and the prospects for Dollar Tree and Step Ahead on a combined basis (the "Combined Company") following the Merger.

    In delivering the Opinion to the Step Ahead Board on July 21, 1998, Piper Jaffray prepared and delivered to the Board certain written materials containing various analyses and other information material to the Opinion. The following is a summary of these materials.

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
        IMPLIED EQUITY VALUE/IMPLIED COMPANY VALUE. Based on the five-day average closing price of Dollar Tree Common Stock of $42.55 for the period ended July 17, 1998 and a resulting assumed Exchange Ratio of 1.14 calculated pursuant to the Merger Agreement, Piper Jaffray calculated that holders of Step Ahead Stock and holders of Step Ahead Options would receive the equivalent of approximately 1.94 million shares of Dollar Tree Common Stock in the Merger. Based on an assumed Average Closing Price of $42.55, payment of 1.94 million shares of Dollar Tree Common Stock yielded an implied equity value of Step Ahead of approximately $82.62 million and an implied company value of Step Ahead of approximately $93.00 million.

        MARKET ANALYSIS. Piper Jaffray reviewed selected market data relating to the ownership, price, volume and analyst coverage of Dollar Tree Common Stock. In addition, Piper Jaffray reviewed the relative stock performance of Dollar Tree Common Stock in comparison to (i) the group of retail discount store chains (other than Dollar Tree) referred to below in "COMPARABLE COMPANY ANALYSIS", (ii) the NASDAQ Composite Index and (iii) the Standard & Poor's 500 Stock Index, in each case for the period July 17, 1997 through July 17, 1998.

        COMPARABLE COMPANY ANALYSIS. Piper Jaffray compared certain financial information and valuation ratios relating to Step Ahead to corresponding data and ratios from six publicly traded companies deemed comparable to Step Ahead (Consolidated Stores Corporation, Dollar General, Dollar Tree Stores, Family Dollar Stores, Mazel Stores, Inc. and 99 Cents Only Stores). This group was selected from those companies that are assigned the Standard Industrial Classification ("SIC") code for variety stores, are publicly traded retail discount store chains and have a market capitalization greater than $100 million. For purposes of its analysis, Piper Jaffray utilized the implied company value of Step Ahead of $93.00 million and used in its calculations estimates of future financial results of Step Ahead and the comparable companies provided by, respectively, management of Step Ahead and research analysts covering the comparable companies. This analysis produced multiples of selected valuation data as follows: price to latest twelve months ("LTM") earnings for the comparable companies ranging from 19.0x to 43.8x, with a mean and median of 32.4x and 36.0x, respectively, and for Step Ahead 33.0x; estimated price to earnings for the fiscal year ending December 31, 1998/January 31, 1999/February 28, 1999 for the comparable companies ranging from 16.7x to 43.7x, with a mean and median of 31.5x and 34.6x, respectively, and for Step Ahead 21.8x; estimated price to earnings for the fiscal year ending December 31, 1999/January 31, 2000/February 28, 2000 for the comparable companies ranging from 13.8x to 35.5x, with a mean and median of 25.8x and 28.7x, respectively, and for Step Ahead 17.0x; company value to LTM revenue for the comparable companies ranging from 0.8x to 3.9x, with a mean and median of 2.2x and 2.1x, respectively, and for Step Ahead 0.9x; company value to estimated revenue for the fiscal year ending December 31, 1998/January 31, 1999/February 28, 1999 for the comparable companies ranging from 0.7x to 3.2x, with a mean and median of 1.9x and 1.9x, respectively, and for Step Ahead 0.8x; company value to estimated revenue for the fiscal year ending December 31, 1999/January 31, 2000/February 28, 2000 for the comparable companies ranging from 0.6x to 2.6x, with a mean and median of 1.6x and 1.6x, respectively, and for Step Ahead 0.7x; company value to LTM operating income for the comparable companies ranging from 11.1x to 30.1x, with a mean and median of 22.5x and 23.4x, respectively, and for Step Ahead 17.8x; company value to estimated operating income for the fiscal year ending December 31, 1998/January 31, 1999/February 28, 1999 for the comparable companies ranging from 10.3x to 25.0x, with a mean and median of 18.4x and 21.0x, respectively, and for Step Ahead 12.5x; and company value to estimated operating income for the fiscal year ending December 31, 1999/January 31, 2000/February 28, 2000 for the comparable companies ranging from 8.1x to 19.8x, with a mean and median of 15.1x and 17.6x, respectively, and for Step Ahead 10.1x.

        MERGER AND ACQUISITION MULTIPLE ANALYSIS. Piper Jaffray reviewed certain merger and acquisition transactions which it deemed comparable to the Merger. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and applying the following criteria: target companies with SIC codes for variety, general merchandise, drug and proprietary, used merchandise, hobby, toys and games and retail stores, transaction values of greater than $25 million and less than $400 million, the absence of hostile intent by the acquiring company and transactions involving acquisition of 50% or more of the target company. Specifically, Piper Jaffray analyzed twelve transactions which satisfied the foregoing criteria and two other acquisitions of discount retailers outside of the valuation range but deemed relevant nonetheless. Piper Jaffray compared certain financial data of Step Ahead for the twelve months ended June 28, 1998 to the corresponding data of the target companies in the selected transactions for the most recent twelve month period preceding each transaction for which data was available. For purposes of its analysis, Piper Jaffray utilized the implied company value of Step Ahead of $93.0 million and the implied equity value of Step Ahead of $82.62 million. This analysis produced multiples of selected valuation data as follows: company value to LTM revenue for the target companies in the selected transactions ranging from 0.2x to 1.2x, with a mean and median of 0.5x and 0.5x, respectively, and for Step Ahead 0.9x; company value to LTM earnings before interest, taxes, depreciation and amortization for the target companies in the selected transactions ranging from 6.3x to 27.2x, with a mean and median of 13.8x and 9.9x, respectively, and for Step Ahead 13.7x; company value to LTM operating income for the target companies in the selected transactions ranging from 8.2x to 17.3x, with a mean and median of 12.7x and 11.6x, respectively, and for Step Ahead 17.8x; and equity value to LTM net income for the target companies in the selected transactions ranging from 18.2x to 33.3x, with a mean and median of 24.6x and 21.3x, respectively, and for Step Ahead 33.0x. Piper Jaffray deemed certain data from certain of the selected transactions not meaningful (for example, if the target company had losses during the relevant twelve month period) or not available. Therefore, the data presented as to each multiple does not include the target companies from all fourteen selected transactions.

        ACCRETION/DILUTION ANALYSIS. Piper Jaffray examined the hypothetical pro forma effect of the Merger on Dollar Tree's earnings per share for the fiscal years ending December 31, 1998 through 2000, based on estimates by management and research analysts of the projected financial results of Dollar Tree and estimates by management of the projected financial results of Step Ahead. Piper Jaffray performed two analyses, one assuming that certain synergies from, among other things, estimated cost savings and revenue enhancements would not be realized following the Merger and one assuming that such synergies would be realized. Both analyses indicated that the Merger is anticipated, without regard to costs of the Merger, to be slightly accretive to projected earnings per share of Dollar Tree in each of fiscal years 1998 through 2000. The actual operating and financial results achieved by Dollar Tree may vary from projected results and variations may be material as a result of business and market risks, the timing and amount of synergies, the costs associated with achieving such synergies and other factors.

        CONTRIBUTION ANALYSIS. Piper Jaffray analyzed the expected contributions of each of Dollar Tree and Step Ahead to revenue, operating income and net income of the Combined Company for the year ended December 31, 1997 and the twelve months ended June 28, 1998 based on pro forma results and for the years ending December 31, 1998, 1999 and 2000 based on Step Ahead's financial planning data, Dollar Tree management projections for 1998 results and analyst estimates of Dollar Tree's financial results for 1999 and 2000. For purposes of its analysis, Piper Jaffray assumed that no synergies would result from the Merger. The analysis indicated that during these periods Step Ahead contributed or would contribute to the Combined Company revenue ranging from 10.8% to 13.3%, operating income ranging from 4.2% to 6.1% and net income ranging from 3.2% to 5.4%. Step Ahead will account for approximately 2.9% of the equity ownership of the Combined Company following the Merger based on Piper Jaffray's analysis as described above in "IMPLIED EQUITY VALUE/IMPLIED COMPANY VALUE".

        DISCOUNTED CASH FLOW ANALYSIS. Piper Jaffray estimated a range of theoretical values for Step Ahead based on the present value of its projected future cash flows and an estimate of its future value using projections made by Step Ahead management for the years ending January 31, 1999 through 2003. Piper Jaffray applied a range of terminal value multiples of forecasted 2003 operating income of 10.0x to 12.0x and a range of discount rates of 18% to 22%. This analysis yielded a range of estimated values of aggregate Step Ahead equity value based on Step Ahead's debt and cash levels as of March 30, 1998 of approximately $66.4 million to $91.5 million, with a mid-point of approximately $78.21 million based on a terminal value of 11x and a discount rate of 20%. Piper Jaffray compared these estimated values to the implied equity value of Step Ahead of $82.62 million calculated as described above in "IMPLIED EQUITY VALUE/IMPLIED COMPANY VALUE".

    In reaching its conclusion as to the fairness of the Aggregate Merger Consideration and in its presentation to the Step Ahead's Board, Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusions as to how the results of any given analysis, taken alone, supported its Opinion. The preparation of a fairness opinion is a complete process and not necessarily susceptible to partial analyses or summary description. Piper Jaffray believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, would create a misleading view of the processes underlying the Opinion. The analyses of Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Dollar Tree, Step Ahead or the Merger. Accordingly, an analysis of the results of such comparisons is not mathematical; rather, it involves complex considerations and judgments concerning differences in the various characteristics of the companies to which Dollar Tree and Step Ahead were compared and other factors that could affect the public trading value of such companies.

    For purposes of the Opinion, Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information made available to it and did not assume responsibility independently to verify such information. Piper Jaffray relied upon the assurances of the respective managements of Dollar Tree and Step Ahead that the information provided was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflects the best currently available estimates and good faith judgments of Dollar Tree's and Step Ahead's management as to the expected future financial performance of Dollar Tree and Step Ahead, and that each such management team is not aware of any information or facts that would make the information provided to Piper Jaffray incomplete or misleading. For purposes of the Opinion, Piper Jaffray assumed that Step Ahead and Dollar Tree are not parties, together or individually, to any pending transaction, other than the Merger or in the ordinary course of business. Piper Jaffray also assumed that (i) the Merger would be free of federal tax to Step Ahead, Dollar Tree and the Step Ahead Shareholders (ii) the Merger would be accounted for as a pooling of interests under generally accepted accounting principles, (iii) all the necessary regulatory approvals and consents required for the Merger would be obtained in a manner that would not change the purchase price for Step Ahead, and (iv) all shares of Dollar Tree Common Stock held in escrow pursuant to the Merger Agreement would be issued and delivered to the holders of Step Ahead Stock.

    In arriving at the Opinion, Piper Jaffray was not engaged to perform any appraisals or valuations of specific assets or liabilities (contingent or otherwise) of Dollar Tree or Step Ahead and was not furnished with any such appraisals or evaluations, made no physical inspection of the properties or assets of Step Ahead and expressed no opinion regarding the liquidation value of any entity. Piper Jaffray expressed no opinion as to the price at which shares of Dollar Tree Common Stock have traded or at which such shares may trade at any future time. As stated above, Piper Jaffray assumed an Average Closing Price of $42.55 and an assumed resulting Exchange Ratio of 1.14 for purposes of its opinion concerning the Aggregate Merger Consideration. The Opinion is based on information available to Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the Opinion. Events occurring after such date could materially affect the assumptions used in preparing the Opinion.

    With the Board's consent, Piper Jaffray made no analysis of, or distinction between, any separate class of capital stock of the Company and assumed each share of outstanding Step Ahead Preferred Stock to be the economic equivalent of an outstanding share of Step Ahead Common Stock. Accordingly, the Opinion relates solely to the Aggregate Merger Consideration that the Opinion assumes the holders of Step Ahead Stock as a group would receive in the Merger.

    Piper Jaffray, as a customary part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. The Step Ahead Board selected Piper Jaffray because of its expertise, reputation and familiarity with the retail discount store industry in general and Step Ahead in particular. Piper Jaffray provides research coverage on Dollar Tree and in the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of Dollar Tree for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

    Step Ahead paid Piper Jaffray $20,000 upon its engagement and has agreed to pay an additional $930,000 upon consummation of the Merger for financial advisory services rendered in connection with the Merger. In addition, Step Ahead paid Piper Jaffray $75,000 upon rendering its Opinion. The contingent nature of a portion of these fees may have created a potential conflict of interest in that Step Ahead would be unlikely to consummate the Merger unless it had received the Opinion. Whether or not the Merger is consummated, Step Ahead has agreed to pay the reasonable out-of-pocket expenses of Piper Jaffray and to indemnify Piper Jaffray against certain liabilities incurred (including liabilities under the federal securities laws) in connection with the engagement of Piper Jaffray by Step Ahead.

MANAGEMENT AFTER THE MERGER

    The Dollar Tree Board currently consists of J. Douglas Perry, Macon F. Brock, Jr., H. Ray Compton, Thomas A. Saunders, III, Allan W. Karp, John F. Megrue, Alan L. Wurtzel, and Frank Doczi. The Dollar Tree Board and the executive officers of Dollar Tree will not change as a result of the Merger.

    At the Effective Time, present members of the Board of Directors of Step Ahead will resign and the Board of Directors of the surviving corporation will consist of Messrs. Perry, Brock, Compton, Megrue and Frederick C. Coble.

PRIOR RELATIONSHIP BETWEEN DOLLAR TREE AND STEP AHEAD

    To the best of each company's knowledge, the companies have not had prior commercial dealings with each other, other than purchases by Dollar Tree of wholesale goods from Step Ahead in arm's-length transactions. In 1997, the value of such purchases totalled $376,840 in the aggregate.

                              TERMS OF THE MERGER

    The detailed terms of, and conditions to, the Merger are contained in the Merger Agreement and Escrow Agreement, copies of which are attached to this Prospectus/Proxy Statement as Appendix B and Appendix C respectively, and incorporated herein by reference. The statements made in this Prospectus/ Proxy Statement with respect to the terms of the Merger and related transactions are qualified in their entirety by the text of the Merger Agreement and the Escrow Agreement.

EFFECTIVE TIME OF THE MERGER


    The Merger Agreement provides for the merger of Merger Sub with and into Step Ahead with Step Ahead remaining as the surviving corporation. Step Ahead's name will become Dollar Tree West, Inc. at the time of the Merger. As a result of the Merger, Dollar Tree West, Inc. will become a wholly owned subsidiary of Dollar Tree, Merger Sub will cease to exist and each issued and outstanding share of Step Ahead Stock will be converted into the right to receive shares of Dollar Tree Common Stock equal to the Exchange Ratio (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law). The surviving corporation is then expected to be merged with and into Dollar Tree on or prior to January 1, 1999.


    It is anticipated that, if the Merger is approved at the Special Meeting and all other conditions to the Merger have been fulfilled or waived, the Agreement of Merger will be filed with the Secretary of State of the State of California as soon as practicable following the Special Meeting or the latest adjournment thereof. See "--Conditions Precedent to the Merger."

MANNER AND BASIS OF CONVERTING SHARES OF STEP AHEAD STOCK

    As a result of the Merger, at the Effective Time each outstanding share of Step Ahead Stock (other than shares, if any, as to which dissenters' rights have been exercised pursuant to California law) will be converted into the right to receive shares of Dollar Tree Common Stock equal to the Exchange Ratio. The Exchange Ratio equals (i) the Merger Consideration divided by (ii) the Fully Diluted Step Ahead Shares. The "Merger Consideration" will be calculated as follows:


    - If the Average Closing Price is between $36 3/8 and $44 7/16 per share, inclusive, then the Merger Consideration will be 2,025,000 shares of Dollar Tree Common Stock.



    - If the Average Closing Price is above $44 7/16 per share, then the Merger Consideration will be the number of shares of Dollar Tree Common Stock equal to the product of 2,025,000 multiplied by a fraction, the numerator of which is 44 7/16 and the denominator of which is the Average Closing Price. In no case, however, will the Merger Consideration be less than 1,936,547 shares of Dollar Tree Common Stock.



    - If the Average Closing Price is below $36 3/8 per share, then the Merger Consideration will be the number of shares of Dollar Tree Common Stock equal to the product of 2,025,000 multiplied by a fraction, the numerator of which is $36 3/8 and the denominator of which is the Average Closing Price. However, if the Average Closing Price is below $34 11/32 per share, Dollar Tree has the right to terminate the Merger Agreement. See "--Amendment; Termination."


    "Average Closing Price" equals the average of the closing prices of Dollar Tree Common Stock, as reported on The Nasdaq National Market for each of the five consecutive trading days immediately prior to the date of the Special Meeting. "Fully Diluted Step Ahead Shares" equals the total number of shares of Step Ahead Stock issued and outstanding immediately prior to the Effective Time (including dissenting shares) plus the total number of shares of Step Ahead Common Stock subject to Step Ahead Options outstanding immediately prior to the Effective Time.


    If the number of Fully Diluted Step Ahead Shares does not change, and if the Average Closing Price were $34 11/32 (the price at which Dollar Tree has the right to terminate the Merger Agreement), then the

Exchange Ratio will be 1.2052. See Appendix A for the Exchange Ratios associated with other Average Closing Prices.



    Based upon the number of outstanding shares of Dollar Tree Common Stock on August 31, 1998 and Step Ahead Common Stock and Step Ahead Preferred Stock as of the July 22, 1998, and assuming that: (i) no Step Ahead Shareholders exercise dissenters' rights; (ii) no outstanding Dollar Tree or Step Ahead Options are exercised prior to the Effective Time; and (iii) the Exchange Ratio is 1.2052, approximately 60,926,094 shares of Dollar Tree Common Stock will be outstanding as of the Effective Time, of which approximately 1,787,200 shares (approximately 2.9% of the total) will be issued to the former holders of Step Ahead Stock. The Principal Shareholders will receive 976,212 shares of Dollar Tree Common Stock, which will equal approximately 1.6% of the outstanding shares, based on the foregoing assumptions.


ESCROW OF SHARES

    An aggregate of ten percent (10%) of the shares of Dollar Tree Common Stock issuable to the Step Ahead Shareholders in the Merger (exclusive of any shares as to which dissenters' rights have been exercised ("Dissenting Shares")) will be withheld after closing. This 10% escrow will apply pro rata to all Step Ahead Shareholders. The Escrow Shares may be delivered to the Step Ahead Shareholders at the end of one year from the Effective Time; however, the Step Ahead Shareholders may receive less than the full ten percent withheld if Dollar Tree makes a claim for Escrow Shares because:


    - Step Ahead's Closing Equity is below a target amount (see "--Post-Closing Adjustment");



    - Dollar Tree or related parties suffer losses or damages as a result of breaches by Step Ahead of its representations, warranties, and covenants in the Merger Agreement or related documents (see "-- Representations and Warranties"); or



    - Step Ahead's expenses relating to the Merger exceed $1.3 million (see "--Fees and Expenses").



    Dollar Tree may make claims against the Escrow Shares for losses and damages suffered under the three items listed above for up to one year following the Effective Time; provided, however, that no claim may be brought after the date of issuance of the first independent audit report with respect to Dollar Tree's financial statements after the Effective Time if such claim is of a type expected to be encountered in the course of such audit. Dollar Tree's recovery under the latter two items above is subject to a threshold in certain cases. (See "--Indemnification.") If there is no dispute as to Dollar Tree's claim, Dollar Tree will be entitled to a number of Escrow Shares having an aggregate value nearest to the dollar amount of the claim, such value per share to be the Average Closing Price. If any such amounts become due, they will be satisfied solely out of the Escrow Shares. Any amounts deducted from the Escrow Shares will reduce the Dollar Tree Common Stock to be received by the Step Ahead Shareholders on a pro rata basis.


    Promptly after the Effective Time, Dollar Tree will transfer the Escrow Shares to State Street Bank and Trust in Boston, Massachusetts (the "Escrow Agent"). While the Escrow Agent will be the holder of record of the Escrow Shares, the Step Ahead Shareholders will have the full right to sell or transfer their portion of the Escrow Shares and to vote such shares in matters coming before the Dollar Tree shareholders.

    If any Escrow Shares remain at the end of one year after the Effective Time, they will be released to the Step Ahead Shareholders (or their transferees) on a pro rata basis, except that Escrow Shares may be held in reserve pending resolution of open claims. Because Dollar Tree may make claims for amounts equal to or exceeding the value of the Escrow Shares, Step Ahead Shareholders may not receive any of the Escrow Shares.

POST-CLOSING ADJUSTMENT

    Shortly after the closing of the Merger, Step Ahead's Closing Equity will be determined as of the end of the accounting period immediately preceding the Effective Time. Closing Equity is defined as the assets of Step Ahead reduced by its liabilities, subject to certain clarifications, adjustments and exceptions specified in the Merger Agreement. If Step Ahead's Closing Equity is less than the target amount, then Dollar Tree is entitled to make a claim against the Escrow Shares for the deficit amount. The target amount is as follows:

    - $7,500,000 for the accounting periods ending August 30, and September 27, 1998,

    -  $7,700,000 for the accounting period ending October 25, 1998,

    -  $8,200,000 for the accounting period ending November 29, 1998, and

    -  $9,600,000 for the accounting period ending December 27, 1998.

In the event there is a deficit amount, Dollar Tree will instruct the Escrow Agent to surrender a number of Escrow Shares determined by dividing (i) the dollar amount of the deficit amount by (ii) the Average Closing Price. The deficit amount will be satisfied solely out of the Escrow Shares. See "--Escrow of Shares."

REPRESENTATIONS AND WARRANTIES

    Pursuant to the Merger Agreement, Step Ahead has made certain representations and warranties to Dollar Tree and Merger Sub with respect to, among other things, Step Ahead's organization, capitalization, authority to perform under the Merger Agreement, consents required to perform under the Merger Agreement, ownership of assets, contractual and other commitments, real estate leases, inventory, liabilities, litigation, financial statements, compliance with applicable laws, tax matters and other representations customary in transactions of this type.

    Pursuant to the Merger Agreement, Dollar Tree and Merger Sub have made certain representations and warranties to Step Ahead with respect to, among other things, their organization, capitalization, authority to perform under the Merger Agreement, consents required to perform under the Merger Agreement, financial statements, compliance with applicable filing and reporting obligations as a public company, and other representations customary in transactions of this type.

    If the representations and warranties made by Step Ahead in the Merger Agreement contain matters that are untrue, or if Step Ahead failed to disclose matters required by the Merger Agreement, then to the extent Dollar Tree suffers losses or damages from such inaccuracies or failure to disclose Dollar Tree will be entitled to make a claim against the Escrow Shares. See "--Indemnification" and "--Escrow of Shares."

INDEMNIFICATION

    Dollar Tree may make a claim against the Escrow Shares if Dollar Tree and certain related parties suffer injuries or losses because:


    - Step Ahead made inaccurate representations or warranties in the Merger Agreement or related documents, including, among others, the representations and warranties relating to general corporate matters and to the conduct of Step Ahead's business,



    - Step Ahead violates the agreements, undertakings, or covenants contained in the Merger Agreement or related documents, including, among others, its agreements relating to the conduct of Step Ahead's business prior to the Effective Time, or



    - Step Ahead's expenses relating to the Merger exceed $1.3 million.


    Dollar Tree and its related parties may recover for their losses and damages only to the extent such losses, in the aggregate, exceed $600,000; this threshold will not apply to injuries or losses arising from inaccurate representations and warranties about fundamental matters, such as the capital structure of Step Ahead, or if certain pre-closing covenants are willfully breached. See "--Escrow of Shares."

SHAREHOLDER REPRESENTATIVE

    The Merger Agreement provides for selection of a Shareholder Representative by the Step Ahead Shareholders, who will have full authority to settle or defend all claims by Dollar Tree against the Escrow Shares. In addition, the Shareholder Representative may be reimbursed for certain costs and expenses through the transfer of Escrow Shares remaining after satisfaction of such Dollar Tree claims. The Shareholder Representative is exonerated from any liability for actions taken, or omissions to act, as Shareholder Representative in good faith. The Step Ahead Shareholders are being asked to approve the selection of Gary Cino as Shareholder Representative at the Special Meeting.

ASSUMPTION OF STEP AHEAD OPTIONS

    At the Effective Time, Dollar Tree will assume the Step Ahead Options and will treat each Step Ahead Option, whether or not vested or exercisable, as an option to purchase, on the same terms and conditions as were applicable under such Step Ahead Option, that number of shares of Dollar Tree Common Stock (rounded to the nearest whole number) determined by multiplying the Exchange Ratio by the number of shares of Step Ahead Stock then subject to purchase pursuant to such Step Ahead Option. The assumed option shall be exercisable at a price per share equal to the quotient determined by dividing the exercise price per share of Step Ahead Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent.

    The Step Ahead Options that qualified as incentive stock options as defined in Section 422 of the Code immediately prior to the Effective Time will continue to so qualify upon being assumed by Dollar Tree. Therefore, the exercise price, the number of shares of Dollar Tree Common Stock purchasable and the terms and conditions applicable to any Step Ahead Options assumed by Dollar Tree may be modified if required so as to comply with Sections 422 and 424 of the Code and the regulations promulgated thereunder.

    Under the existing provisions of the Step Ahead Long Term Incentive Plan, the vesting schedule applicable to Step Ahead Options will be accelerated by the occurrence of the Merger so that all such options shall become fully vested at the Effective Time. Dollar Tree plans to register the shares of Dollar Tree Common Stock issued or issuable under Step Ahead's Long Term Incentive Plan, under which the outstanding Step Ahead Options were issued, under the Securities Act of 1933, as amended (the "Securities Act") on a Registration Statement on Form S-8 which will become effective at the Effective Time.

EXCHANGE OF CERTIFICATES; LETTER OF TRANSMITTAL

    On or prior to the closing date of the Merger, Dollar Tree will cause to be mailed or otherwise delivered to each Step Ahead Shareholder of record a letter of transmittal with instructions to be used by such shareholder in surrendering certificates that, immediately prior to the Merger, represented shares of Step Ahead Stock (the "Step Ahead Stock Certificates"). In the letter of transmittal, each Step Ahead Shareholder shall represent, among other things, that he or she has good title to, and full power to transfer, the shares of Step Ahead Stock represented by the Step Ahead Stock Certificate, which are free and clear of all liens, emcumbrances or options or other rights. Each Step Ahead Shareholder shall indemnify Dollar Tree for any losses incurred in connection with a breach of such representations.

    Upon surrender of a Step Ahead Stock Certificate to Dollar Tree or its designated agent, together with a duly executed letter of transmittal, Dollar Tree and Boston Equiserve Limited Partnership, Dollar Tree's transfer agent, will arrange for the holder of such certificate to receive in exchange therefor a certificate evidencing the number of shares of Dollar Tree Common Stock to which such holder of Step Ahead Stock is entitled (less such Shareholder's pro rata portion of the Escrow Shares); plus cash for any fractional share. In the event there has been a transfer of ownership of shares of Step Ahead Stock that is not reflected on the transfer records of Step Ahead, Dollar Tree Common Stock may be delivered to a transferee if the certificate representing such Step Ahead Stock is presented to Dollar Tree, together with the related letter of transmittal, and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

    Until a Step Ahead Stock Certificate has been surrendered to Dollar Tree, each such certificate shall be deemed at any time after the Effective Time to represent the right to receive, upon such surrender, certificates for such number of shares of Dollar Tree Common Stock (and cash in lieu of fractional shares) as the shareholder is entitled under the Merger Agreement. After the Effective Time, there will be no further registration of transfers of Step Ahead Stock.

    Promptly after the Effective Time, Dollar Tree will also notify the holders of outstanding Step Ahead Options of the procedures to be followed in connection with Dollar Tree's assumption of such options, which may include delivery of certain documentation to Dollar Tree.

    STEP AHEAD SHAREHOLDERS SHOULD NOT SURRENDER THEIR CERTIFICATES FOR EXCHANGE PRIOR TO APPROVAL OF THE MERGER BY THE STEP AHEAD SHAREHOLDERS AND RECEIPT OF THE TRANSMITTAL LETTER FROM DOLLAR TREE.

INTERESTS OF CERTAIN PERSONS

    Mr. Gary Cino and the other Principal Shareholders beneficially own a majority of the outstanding shares of Step Ahead Common Stock. Pursuant to the terms of the Merger Agreement, Mr. Cino will enter into a consulting and non-competition agreement as a consultant of Dollar Tree commencing on the Effective Time. Pursuant to that agreement, Mr. Cino will agree not to compete with Step Ahead or Dollar Tree for a ten-year period beginning on the date of the agreement and provide consulting services to Dollar Tree for a period of one year. In consideration for entering into such consulting and non-competition agreement, Mr. Cino will receive a ten-year option to purchase 150,000 shares of Dollar Tree Common Stock, which will lapse if Mr. Cino competes with Step Ahead or Dollar Tree. See "-- Non-Competition Agreements; Option Grants."

    Messrs. Eric Stauss, Anthony Leon, Eric Leon and William Coyle, all of whom are officers or employees of Step Ahead, will each enter into a non-competition agreement commencing on the Effective Time. Pursuant to that agreement, these individuals will agree not to compete with Step Ahead or Dollar Tree for a five year period beginning on the date of the agreement. In consideration for entering into such non-competition agreement, these individuals will receive options to purchase 5,000, 5,000, 3,000 and 2,000 shares of Dollar Tree Common Stock, respectively. See "--Non-Competition Agreements; Option Grants." In addition, upon consummation of the Merger, certain officers and employees of Step Ahead who will become employees of Dollar Tree or its subsidiaries are expected to receive options to purchase Dollar Tree Common Stock under Dollar Tree's existing employee stock option plan. See "--New Stock Option Grants."

    In addition, the Principal Shareholders have executed a voting agreement, pursuant to which they have agreed to vote all shares of Step Ahead Stock owned beneficially or controlled by them in favor of the Merger. See "--Voting Agreement."

    David Reed, Step Ahead's Vice President and Chief Financial Officer, has an employment contract with Step Ahead that provides that he may terminate his employment with Step Ahead and receive compensation plus continued insurance benefits for 6 months after termination if the surviving corporation removes or materially limits his authority to function as Vice President of Finance. Step Ahead estimates the costs of this benefit would be approximately $60,000.

    Step Ahead leases certain of its facilities from shareholders or their affiliates. Step Ahead leases its corporate offices (which include a retail store) and the adjoining distribution center from an affiliate of Merit Income Properties, Inc. ("MIP"), which is a Step Ahead Shareholder. This lease provides for annual rent of $574,000 per year, with annual increases equal to increases in the cost of living; the lease expires in June 2008. In addition, Step Ahead leases one of its retail stores from an affiliate of MIP at a current rent of approximately $90,000 per year, which increases to $103,000 per year in 2004; this lease expires in 2008. Finally, trusts established by Gary Cino, Eric Stauss and William Coyle lease a retail store to Step Ahead for approximately $139,950 per year, which increases to $161,400 per year in 2002 and to $185,200 per year in 2007.

    From and after the closing of the Merger, Dollar Tree is required to indemnify Step Ahead's directors and officers for acts or omissions occurring at or prior to the Effective Time. See "--Directors' and Officers'
Indemnification."

CONDUCT OF BUSINESS PRIOR TO THE MERGER

    Step Ahead has agreed, among other things, that it will carry on its business in a manner consistent with prior practice and in the usual and ordinary course, except for actions contemplated by the Merger Agreement. In addition, Step Ahead will (i) maintain its leased properties and equipment and fixtures; (ii) maintain all existing insurance policies; (iii) assist Dollar Tree in retaining the continued services of Step Ahead's key employees; and (iv) deliver to Dollar Tree interim monthly balance sheets and income statements of Step Ahead.

    Step Ahead has agreed not to take certain actions which are out of the ordinary course of business, including (i) incuring certain liabilities or borrowing funds; (ii) selling its assets; (iii) making unusual adjustments in the salaries, wages, bonuses, or severance payments to any officer or employee;
(iv) declaring any dividend or other distribution on its capital stock; or (v) redeeming, purchasing or issuing any shares of Step Ahead Stock.

    Step Ahead has agreed to promptly advise Dollar Tree in writing of any and all material events or developments concerning its financial position, assets, liabilities, results of operations or business or any of the items or matters covered by Step Ahead's representations and warranties contained in the Merger Agreement.

    The Merger Agreement contains a confidentiality agreement under which each party has promised not to disclose data, information or documents it obtains from the others. In the event the Merger Agreement is terminated, each party agrees that neither it nor its representatives will use confidential information of any other party for any purpose and all copies of such information will be returned or destroyed. The confidentiality provisions do not apply to information that is in the public domain, was known prior to its disclosure, or becomes available to a party on a nonconfidential basis from a third party.

    In addition, each company has agreed to afford the other reasonable access to information and documents relating to the Merger Agreement and the Merger, and provide reasonably requested financial, technical and operating data and other information pertaining to its business.

NO SOLICITATION

    Except under limited circumstances, Step Ahead and its officers, directors, agents and affiliates may not (i) solicit, encourage, initiate or further the submission of proposals or offers relating to any Alternative Transaction; (ii) participate in any discussions or negotiations regarding, or furnish any confidential information with respect to, Step Ahead, in connection with any Alternative Transaction; (iii) except as provided in the next paragraph, agree to approve, recommend, endorse, or enter into any agreement, plan or understanding with respect to any Alternative Transaction; or (iv) otherwise cooperate in any way with, or assist or participate in, facilitiate or encourage, or publicly announce any effort or attempt by any person to undertake or seek to undertake any Alternative Transaction. An "Alternative Transaction" is any acquisition, purchase, lease, exchange, mortgage, pledge, transfer or other disposition of all or any significant portion of the assets of Step Ahead, or 5% or more of the equity securities of Step

Ahead, or any merger, reorganization, share exchange, recapitalization, liquidation, dissolution, consolidation, business combination, or similar transaction with Step Ahead other than the transactions contemplated by the Merger Agreement. Step Ahead has also agreed to notify Dollar Tree of any offer or indication of interest relating to any Alternative Transaction.

    The Step Ahead Board is not prevented, however, from considering, evaluating, negotiating, approving and recommending an Alternative Proposal if the Step Ahead Board has (i) received advice of counsel to the effect that it must do so in order to discharge its fiduciary duties and (ii) determined in good faith that the Alternative Transaction would result in a transaction more favorable to the Step Ahead Shareholders from a financial point of view than the Merger. Under certain circumstances, the actions taken by the Step Ahead Board with respect to an Alternative Transaction would permit Dollar Tree or Step Ahead to terminate the Merger Agreement and require the payment of a termination fee by Step Ahead. See "--Amendment; Termination" and "--Fees and Expenses."

CONDITIONS PRECEDENT TO THE MERGER

    The obligations of Dollar Tree to consummate the Merger are subject to the satisfaction or waiver of a number of conditions, including but not limited to the following: (i) the representations and warranties of Step Ahead in the Merger Agreement are accurate in all material respects as of the closing of the Merger as if made on and as of such date; and Step Ahead has complied in all material respects with or performed in all material respects all agreements, covenants and conditions contained in the Merger Agreement; (ii) no suit, action or other proceeding by any third party shall be pending seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the Merger;
(iii) certain consents have been obtained or made; (iv) Step Ahead has delivered certain documents to Dollar Tree, including but not limited to a closing certificate, an opinion of counsel as to certain matters, and agreements by affiliates; (v) KPMG and PwC have delivered to Dollar Tree letters relating to the treatment of the merger as a pooling of interests for accounting purposes;
(vi) execution of the Escrow Agreement by the Shareholder Representative; (vii) execution of non-competition agreements by Messrs. Stauss, A. Leon, E. Leon, and Coyle; (viii) execution of a non-competition and consulting agreement by Mr. Cino; (ix) the comparable store sales results of Step Ahead, as determined on a rolling two-month period ending on the day before the Special Meeting, shall be at least five percent; and (x) holders of not more than 9.98% of the Step Ahead Stock shall have voted against the Merger or abstained from voting.

    The obligations of Step Ahead to consummate the Merger are subject to the satisfaction or waiver of a number of conditions, including but not limited to the following: (i) the representations and warranties of Dollar Tree and Merger Sub in the Merger Agreement are accurate in all material respects as of Closing as if made on and as of such date and Dollar Tree and Merger Sub have complied in all material respects with or performed in all material respects all agreements, covenants and conditions contained in the Merger Agreement; (ii) no suit, action or other proceeding by any third party shall be pending seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the Merger; (iii) certain consents have been obtained or made; (iv) Dollar Tree has delivered certain documents to Step Ahead, including but not limited to a closing certificate and an opinion of counsel as to certain matters; (vi) the Merger and Merger Agreement have been approved at the Special Meeting in accordance with the California Corporations Code; and (vii) Step Ahead has received an opinion from its counsel as to the Federal income tax consequences of the Merger.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

    From and after the closing of the Merger, Dollar Tree will indemnify and hold harmless from liabilities for acts and omissions occurring at or prior to the Effective Time the Step Ahead directors and officers to the same extent provided in the surviving corporation's articles of incorporation and bylaws. The indemnification for Step Ahead's officers and directors will not be amended, repealed or modified from the closing of the Merger in any manner that would adversely affect the rights thereunder of such individuals.

    In the event of any claim, actions, suit, proceeding or investigation to restrain, enjoin, prevent, set aside, invalidate or seek damages with respect to the Merger Agreement or the Merger or seek damages from or to impose obligations upon Step Ahead or its directors or officers by reason of the Merger Agreement or the Merger (a "Claim"), then, subject to certain conditions, Dollar Tree will indemnify and hold harmless Step Ahead, its officers and directors from any proceedings, investigations, demands, judgments, damages, expenses and costs arising out of such Claim.

NON-COMPETITION AGREEMENTS; OPTION GRANTS


    At the Effective Time, Dollar Tree will enter into a non-competition and consulting agreement with Mr. Gary Cino, the Chairman and Chief Executive Officer and a director of Step Ahead. Pursuant to the agreement, Mr. Cino will act as a consultant to Dollar Tree for the one-year period following the Merger. The agreement restricts Mr. Cino from competing with Dollar Tree or Step Ahead and from soliciting or hiring the companies' employees for the ten-year period following the Merger. As consideration for the agreement, Mr. Cino will receive a grant under a newly established stock option plan of an option to purchase 150,000 shares of Dollar Tree Common Stock. The option vests ratably over five years. The term of the option is ten years, but the option will lapse immediately if Mr. Cino competes with Dollar Tree or Step Ahead, or solicits or hires their employees.



    Dollar Tree will also enter, as of the Effective Time, into non-competition agreements with Eric Stauss, Anthony Leon, Eric Leon and William Coyle. They serve as President, Executive Vice President, Vice President of Category Management, and Vice President of Real Estate, respectively, of Step Ahead. Pursuant to the agreements, these individuals are restricted from competing with Dollar Tree or Step Ahead and from soliciting or hiring the companies' employees for the five-year period following the Merger. As consideration for entering into the agreements, Messrs. Stauss, A. Leon, E. Leon and Coyle will receive a grant under the new stock option plan of options to purchase 5,000, 5,000, 3,000 and 2,000 shares, respectively, Dollar Tree Common Stock. The options vest ratably over five years and have a term of ten years. As with Mr. Cino, these options lapse immediately if the holder competes with Dollar Tree or Step Ahead or solicits or hires their employees.


NEW STOCK OPTION GRANTS


    Following the Effective Time, Dollar Tree expects to grant options to purchase shares of Dollar Tree Common Stock under Dollar Tree's existing employee stock option plans consistent with that company's past practice. These options do not include options granted separately to Messrs. Cino, Stauss, A. Leon, E. Leon and Coyle under their non-competition agreements with Dollar Tree.


MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material United States Federal income tax consequences of the Merger to holders of Step Ahead Stock who hold Step Ahead Stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address the individual tax consequences to any holder of Step Ahead Stock in light of any person's individual circumstances, including insurance companies, financial institutions, dealers in securities, holders that are not citizens or residents of the United States, tax-exempt entities and holders that acquired Step Ahead Stock upon the exercise of employee stock options or otherwise as compensation. The discussion, moreover, does not address any consequences arising under any state, local or foreign laws. Finally, the tax consequences to holders of stock options or restricted stock are not discussed. The following discussion is based on the Code, the Treasury Regulations promulgated thereunder, and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change, possibly with a retroactive effect, and any such change could affect the accuracy of the following discussion. No ruling has been or will be sought from the Internal Revenue Service concerning the tax consequences of the Merger. Holders of Step Ahead Stock are urged to consult

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
their tax advisors regarding the tax consequences of the Merger to them, including the effects of United States Federal, state, local, foreign and other tax laws.

    GENERAL. Latham & Watkins, counsel to Step Ahead, has delivered to Step Ahead an opinion, dated on or about the date hereof, to the effect that the Merger will constitute a "reorganization" for United States Federal income tax purposes within the meaning of Section 368(a) of the Code. Such opinion assumes that the Merger will take place as described in the Merger Agreement. In rendering such opinion, Latham & Watkins will rely upon certain facts and customary representations contained in certificates by officers of Step Ahead, Dollar Tree and Merger Sub. It is a condition to the obligation of Step Ahead to effect the Merger that Step Ahead also receive such opinion as of the Effective Time. Based upon such opinion, for United States Federal income tax purposes:

    (i) no gain or loss will be recognized by Step Ahead Shareholders upon the exchange of their Step Ahead Stock solely for shares of Dollar Tree Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Dollar Tree Common Stock;

    (ii) the aggregate tax basis of the Dollar Tree Common Stock received by the Step Ahead Shareholders pursuant to the Merger (including fractional shares of Dollar Tree Common Stock for which cash is received) will be the same as the aggregate tax basis of the Step Ahead Stock exchanged therefor;

    (iii) the holding period of the Dollar Tree Common Stock in the hands of the Step Ahead Shareholders will include the holding period of such shareholders' Step Ahead Stock exchanged therefor pursuant to the Merger; and

    (iv) a Step Ahead Shareholder who receives cash in lieu of a fractional share of Dollar Tree Common Stock will recognize gain or loss equal to the difference, if any, between such shareholder's tax basis in such fractional share (as described in clause (ii) above) and the amount of cash received.

    EXERCISE OF DISSENTERS' RIGHTS BY SHAREHOLDERS. A Step Ahead Shareholder who exercises dissenters' rights should, in general, treat the difference between the tax basis of the Step Ahead Stock held by such shareholder with respect to which such rights are exercised and the amount received through exercise of such rights as capital gain or loss for United States Federal income tax purposes.

ACCOUNTING TREATMENT

    The acquisition of Step Ahead by Dollar Tree through the Merger is intended to be accounted for as a pooling of interests. Under this method of accounting, the assets and liabilities of Step Ahead and Dollar Tree will be combined based on the respective carrying values of the accounts in the historical financial statements of each entity. Results of operations of Dollar Tree will include income of Step Ahead and Dollar Tree for the entire fiscal period in which the combination occurs and the historical results of operations of the separate companies for periods prior to the Merger will be combined and reported as the results of operations of Dollar Tree.

    To support the treatment of the Merger as a pooling of interests, the affiliates of Step Ahead will enter into agreements imposing certain resale limitations on their Step Ahead Stock prior to the consummation of the Merger and their Dollar Tree Common Stock following consummation of the Merger. See "--Affiliates' Restrictions on Sale of Step Ahead and Dollar Tree Stock."

    Dollar Tree's obligation to consummate the Merger is conditioned upon the receipt by Dollar Tree of letters from KPMG regarding the firm's concurrence with Dollar Tree management's and Step Ahead management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement, and the receipt by KPMG of letters from PwC concluding that Step Ahead qualifies for pooling of interests accounting treatment.

AFFILIATES' RESTRICTIONS ON SALE OF STEP AHEAD AND DOLLAR TREE STOCK

    The shares of Dollar Tree Common Stock to be issued in the Merger have been registered under the Securities Act by the Registration Statement, thereby allowing such securities to be traded without restriction by any former holder of Step Ahead Stock (i) who is not deemed to be an "affiliate" of Step Ahead prior to the consummation of the Merger, as "affiliate" is defined for purposes of Rule 145 under the Securities Act; and (ii) who does not become an "affiliate" of Dollar Tree after the Merger. Step Ahead Shareholders who may be deemed affiliates of Step Ahead will be so advised prior to the Merger.

    Step Ahead will use its best efforts to cause each Step Ahead Shareholder who is an affiliate to agree (i) not to make any public sale of any Dollar Tree Stock received upon consummation of the Merger except in compliance with Rule 145 under the Securities Act or otherwise in compliance with the Securities Act,
(ii) not to sell, transfer or dispose of, or reduce such person's risk of ownership or investment in, any securities of Step Ahead owned by such affiliate during the 30-day period prior to the Effective Time and (iii) not to sell, transfer or dispose of, or reduce such person's risk of ownership or investment in, any securities of Dollar Tree until a financial report including the combined sales and net income of Dollar Tree and Step Ahead covering at least 30 days of combined operations after the Effective Time has been publicly released by Dollar Tree. In general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of Dollar Tree Common Stock and also on the quantity of resales that such shareholders, and others with whom they may act in concert, may make within any three month period for a period of one year after consummation of the Merger (or longer for a person if that person is an affiliate of Dollar Tree).

GOVERNMENTAL AND REGULATORY APPROVALS


    Under the Hart-Scott-Rodino Act (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), the Merger cannot be consummated until notifications have been given and certain information has been furnished to the FTC or the Antitrust Division of the Department of Justice (the "Antitrust Division") and the specified waiting period has been satisfied. Dollar Tree and Step Ahead furnished the notifications required under the HSR Act to the FTC and the Antitrust Division on August 21, 1998. Notice of early termination of the specified waiting period under the HSR Act was received on August 31, 1998. At any time before or after consummation of the Merger, and notwithstanding that the HSR Act waiting period has expired, the Antitrust Division, the FTC or any state or foreign governmental authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture by Dollar Tree of businesses of Step Ahead or Dollar Tree. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.


    Based on information available to them, Dollar Tree and Step Ahead believe that the Merger will be effected in compliance with Federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Dollar Tree and Step Ahead would prevail.

AMENDMENT; TERMINATION

    The Merger Agreement may be amended by the parties thereto at any time by written approval of Step Ahead, Merger Sub and Dollar Tree.

    The Merger Agreement may be terminated at any time prior to the Effective Time, before or after approval by the Step Ahead Shareholders, under the following circumstances:

    MUTUAL CONSENT. The Merger Agreement may be terminated by the mutual written consent of Dollar Tree and Step Ahead.

    UNILATERALLY BY EITHER PARTY. The Merger Agreement also may be terminated by action of either Dollar Tree or Step Ahead (i) if the other party to the Merger has breached or failed to perform any of its agreements or covenants contained in the Merger Agreement or any of the representations and warranties of such party are or become inaccurate or untrue and any such breach, failure, inaccuracy, or untruth is not reasonably capable of cure by January 1, 1999;
(ii) if the Closing has not occurred by January 1, 1999, unless such party has been the cause of the failure of the Merger to occur on or before such date; or
(iii) if there shall be any order which is final and nonappealable preventing the consummation of the Merger unless the party relying on such order has not complied with its material obligations under the Merger Agreement. If Dollar Tree terminates the Merger Agreement pursuant to clause (i) above, Step Ahead must pay a termination fee of $3.0 million.

    BY DOLLAR TREE.  The Dollar Tree Board may terminate the Merger Agreement
(i) if the requisite vote of the shareholders of Step Ahead in favor of the Merger Agreement shall not have been obtained at the Special Meeting (including any adjournment or postponement thereof); (ii) if the Step Ahead Board withdraws or modifies its recommendation of the Merger or shall have resolved or publicly announced or disclosed to any third party its intention to do any of the foregoing or the Step Ahead Board shall have recommended to the Step Ahead Shareholders any Alternative Transaction or resolved to do so; (iii) if Step Ahead shall not convene a meeting of the Step Ahead Shareholders to approve the Merger within a reasonable time; (iv) if there shall have occurred one or more events which shall have caused or are reasonably likely to have a material adverse effect on Step Ahead; or (v) upon written notice from Dollar Tree to Step Ahead if the Average Closing Price is less than $34 11/32 unless, within forty-eight hours of its receipt of such notice, Step Ahead agrees in writing to treat the Average Closing Price as $34 11/32. Step Ahead must pay a termination fee of $3.0 million upon termination pursuant to clauses (i), (ii) and (iii) above.

    BY STEP AHEAD. The Step Ahead Board may terminate the Merger Agreement, upon payment of a fee of $3.0 million to Dollar Tree, if (i) the requisite vote of the Step Ahead Shareholders in favor of the Merger Agreement is not obtained at the Special Meeting (including any adjournment or postponement thereof); (ii) the Step Ahead Board withdraws or modifies its recommendation of the Merger or has resolved or publicly announced or disclosed to any third party its intention to do the foregoing or has determined to recommend an Alternative Transaction to the Step Ahead Shareholders or a tender offer or exchange offer for Step Ahead Stock is commenced or a registration statement with respect thereto shall have been filed and the Step Ahead Board, within ten (10) business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender or exchange offer by the Step Ahead Shareholders or takes no position with respect to the acceptance of such tender or exchange offer by the Step Ahead Shareholders. In addition, except where a tender or exchange offer is commenced, termination under these provisions require that the Step Ahead Board have met the conditions for considering an Alternative Proposal. Step Ahead has also agreed to use its best efforts to give Dollar Tree at least two business days prior notice of its intention to effect termination pursuant to clause (ii) above. See "--No Solicitation" and "--Fees and Expenses."

LOCK-UP OPTION

    Step Ahead has granted Dollar Tree an irrevocable option to purchase from Step Ahead for cash a number of shares of Step Ahead Common Stock equal to 19.9% of the total number of Step Ahead Stock issued and outstanding as of July 22, 1998 (the "Lock-Up Option") at a price per share equal to $45.97. The Lock-Up Option is vested immediately and may be exercised in whole or in part by Dollar Tree unless the Merger Agreement is terminated (i) by Dollar Tree because the Average Closing Price is less than $34 11/32 and Step Ahead does not agree in writing to treat the Average Closing Price as $34 11/32 or (ii) by Step Ahead because Dollar Tree has breached or failed to perform any of its agreements or covenants contained in the Merger Agreement or any of the representations and warranties of Dollar Tree are or become inaccurate or untrue and any such breach, failure, inaccuracy, or untruth is not reasonably capable of cure by January 1, 1999. The Lock-Up Option may be exercised:

        (i) at any time prior to the SECOND ANNIVERSARY of the termination of the Merger Agreement if it is terminated by Dollar Tree because (A) Step Ahead has breached or failed to perform any of its agreements or covenants contained in the Merger Agreement or any of the representations and warranties of Step Ahead are or become inaccurate or untrue and any such breach, failure, inaccuracy, or untruth is not reasonably capable of cure by January 1, 1999, (B) the requisite vote of the Step Ahead Shareholders in favor of the Merger Agreement is not obtained at the Special Meeting (including any adjournment or postponement thereof) or (C) the Step Ahead Board withdraws or modifies its recommendation of the Merger or has resolved or publicly announced or disclosed to any third party its intention to do the foregoing or has determined to recommend an Alternative Transaction to the Step Ahead Shareholders or a tender offer or exchange offer for Step Ahead Stock is commenced or a registration statement with respect thereto shall have been filed and the Step Ahead Board, within ten (10) business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender or exchange offer by the Step Ahead Shareholders or takes no position with respect to the acceptance of such tender or exchange offer by the Step Ahead Shareholders; or

        (ii) at any time prior to the FIRST ANNIVERSARY of the termination of this Agreement in all other events.

DISSENTERS' RIGHTS

    THE FOLLOWING IS A SUMMARY OF THE PROVISIONS OF CHAPTER 13 OF THE GENERAL CORPORATION LAW OF THE CALIFORNIA CORPORATIONS CODE (THE "CCC"), WHICH PROVIDES SHAREHOLDERS OF STEP AHEAD WITH CERTAIN DISSENTERS' RIGHTS. ALL REFERENCES TO AND SUMMARIES OF THE RIGHTS OF DISSENTING SHAREHOLDERS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE TEXT OF CHAPTER 13 OF THE CCC, WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS APPENDIX C.

    Subject to certain conditions, Chapter 13 of the CCC grants shareholders of Step Ahead who are entitled to vote, and who either abstain from voting or vote some or all of their shares against the Merger, the right to require Step Ahead to purchase for cash at fair market value the shares that qualify as "dissenting shares" within the meaning of Section 1300(b) of the CCC ("Dissenting Shares"). Shareholders who do not follow the statutory procedures of Chapter 13 of the CCC, however, will lose their rights to dissent from the Merger. Dissenting shareholders will have no interest in Step Ahead after they surrender their certificates representing the Dissenting Shares and receive payment therefor. Surrendered shares will resume the status of authorized but unissued shares.

    Any shareholder entitled to vote at the Special Meeting who desires to exercise dissenters' rights must either abstain from voting or vote shares against the adoption of the Merger Agreement and the approval of the Merger. In addition, the shareholder must demand in writing that Step Ahead purchase such shares and pay the shareholder the fair market value of such shares in cash. The demand for payment must state the number and class of the shares held of record by the shareholder that the shareholder wants Step Ahead to purchase, and must also state what the shareholder claims to be the fair market value of the shares as of the day before the announcement of the definitive terms of the Merger. The statement of fair market value will constitute an offer by the shareholder to sell such shares at such price. Such demand must be received by Step Ahead at its principal executive offices at 3222 Winona Way, North Highlands, California 95660 not later than the date of the Special Meeting. A shareholder may not withdraw a demand for payment unless Step Ahead consents thereto.

    Within ten days after the date of the Special Meeting, Step Ahead must mail to any shareholder who could qualify as possessing Dissenting Shares a notice of the approval of the Merger by the requisite number of outstanding shares, along with a statement of the price determined by Step Ahead to represent the fair market value of Dissenting Shares and a brief description of the procedure to be followed if the shareholder desires to exercise dissenters' rights (the "Notice of Approval"). Step Ahead's statement of fair market value will constitute an offer by Step Ahead to purchase the shareholder's shares at the price stated in the Notice of Approval, provided that such shares qualify as Dissenting Shares and do not lose their status as Dissenting Shares, as outlined below.

    Within 30 days after the date the Notice of Approval is mailed, the shareholder must submit to Step Ahead the certificates representing any shares which the shareholder demands that Step Ahead purchase. Such shares will be stamped or endorsed with a statement that the shares are Dissenting Shares or will be exchanged for share certificates so stamped or endorsed.

    If a dissenting shareholder and Step Ahead agree that the shares are Dissenting Shares and agree upon the price of the shares, Step Ahead will pay the dissenting shareholder the agreed-upon price with interest at the legal rate on judgments from the date of such agreement, within 30 days after the date of the agreement or within 30 days after any statutory or contractual conditions to the Merger are satisfied, whichever is later. If Step Ahead denies that the shares are Dissenting Shares, or Step Ahead and the shareholder fail to agree upon the fair market value of the Dissenting Shares, then the shareholder or Step Ahead may seek a court determination of whether the shares are Dissenting Shares, the fair market value of the Dissenting Shares, or both. The shareholder may intervene in any action pending on such a complaint. The shareholder or Step Ahead must file a complaint or intervene in a pending action within six months after the date on which the Notice of Approval was mailed. In determining the fair market value of the Dissenting Shares, the court may, but is not required to, appoint one or more appraisers. If the court appoints appraisers, it may accept the appraisers' valuation or make its own determination of the fair market value of the Dissenting Shares and enter judgment accordingly. Any party may appeal from the judgment. The costs of the action, including reasonable compensation for the appraisers, shall be assessed as the court considers equitable, but if the judgment exceeds the amount offered by Step Ahead, Step Ahead shall pay such costs (including, in the court's discretion, attorneys' fees, fees of expert witnesses, and interest at the legal rate on judgments from the date of the shareholder's compliance with the foregoing procedures for demanding payment of Dissenting Shares if the value awarded by the court is more than 125% of the amount Step Ahead states as the fair market value in the Notice of Approval). The shareholder may recover the amount the court determines to be the fair market value of each Dissenting Share multiplied by the number of Dissenting Shares Step Ahead must purchase, with interest thereon at the legal rate from the date of judgment. The judgment is payable only upon endorsement and delivery to Step Ahead of the certificates for the shares described in the judgment.

    Dissenting Shares may lose their status as Dissenting Shares and the dissenting shareholder will cease to be entitled to require Step Ahead to purchase such shares if (i) the parties abandon the Merger, (ii) the shareholder transfers the shares before submitting them to Step Ahead, (iii) the shareholder withdraws the demand that Step Ahead purchase the Dissenting Shares, or (iv) Step Ahead and the shareholder do not agree on the status of the shares as Dissenting Shares or upon the fair market value of such shares and neither files a court petition as set forth above within six months after the mailing of the Notice of Approval.

    A vote in favor of the Merger constitutes a waiver of dissenters' rights under Chapter 13 of the CCC. Furthermore, an abstention from voting or a vote against approval of the Merger does not by itself satisfy the requirement of a written demand for payment or the other actions required by Chapter 13 to perfect dissenters' rights. Such written demand for payment must be in addition to and separate from any proxy regarding the Merger. FAILURE TO FOLLOW THE PROVISIONS OF CHAPTER 13 OF THE CCC WILL RESULT IN A LOSS OF ALL DISSENTERS' RIGHTS.

    The Merger Agreement is subject to the condition that holders of not more than 9.98% of the Step Ahead Stock shall have voted against the Merger or abstained from voting.

FEES AND EXPENSES

    All fees and expenses incurred in connection with the Merger shall be paid by the party incurring such expenses, whether or not the Merger is consummated. Upon the closing of the Merger, Step Ahead will pay all out-of-pocket expenses payable to Piper Jaffray and to Step Ahead's accountants, lawyers, and consultants relating to the negotiation and execution of the Merger and the other transactions contemplated hereby up to a maximum of $1.3 million. To the extent that fees and expenses exceed $1.3 million and, together with all other claims of Dollar Tree described in the section entitled "--Indemnification" above, exceed the $600,000 threshold, then they will be paid out of the Escrow Shares.

    In addition to the initial engagement to explore Step Ahead's strategic alternatives, Step Ahead retained Piper Jaffray to render an opinion as to the fairness, from a financial point of view, of the aggregate consideration to be received by Step Ahead Shareholders as a group in connection with the Merger. Upon the closing of the Merger, Step Ahead will be obligated to pay Piper Jaffray an aggregate cash fee of approximately $1.0 million.

VOTING AGREEMENT

    Mr. Cino and the other Principal Shareholders have executed a voting agreement, pursuant to which they have agreed to vote all shares of Step Ahead Stock owned beneficially or controlled by them as of the Record Date (consisting of 810,000 shares of Step Ahead Common Stock, representing approximately 64% of the Step Ahead Common Stock outstanding as of the Record Date) in favor of the Merger and the Merger Agreement.

ARTICLES OF INCORPORATION AND BYLAWS

    The Articles of Incorporation and Bylaws of Merger Sub, each as in effect immediately prior to the Effective Time, will remain in effect as the Articles of Incorporation and the Bylaws of the surviving corporation after the Merger. Thereafter may be amended in accordance with their respective terms and applicable law and the name of the surviving corporation will be Dollar Tree West, Inc.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


    The following unaudited pro forma combined financial data give effect to the Merger, based on an assumed Exchange Ratio of 1.2052, using the pooling of interests method of accounting and reflect the combination of the historical consolidated balance sheets and related consolidated income statements of Dollar Tree Stores, Inc. and subsidiaries with the balance sheets and statements of income of Step Ahead Investments, Inc. All Dollar Tree share and per share data have been adjusted to reflect 50% stock dividends effected by 3-for-2 stock splits in April 1996, July 1997 and June 1998.



    The unaudited pro forma condensed combined income statements assume that the Merger occurred at the beginning of each of the periods presented. To reflect the pooling of interests, the consolidated income statements of Dollar Tree Stores, Inc. and subsidiaries for each of the years ended December 31, 1995, 1996 and 1997 and for each of the six months ended June 30, 1997 and 1998 have been combined with Step Ahead Investments, Inc.'s statements of income for each of the fiscal years ended January 28, 1996, January 26, 1997 and January 25, 1998 and for each of the fiscal six months ended July 27, 1997 and July 26, 1998, respectively.



    The pro forma condensed combined balance sheet as of December 31, 1997 and as of June 30, 1998 assume that the Merger occurred as of these dates, respectively, and reflect the combination of the historical consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of these dates with the historical balance sheets of Step Ahead Investments, Inc. as of January 25, 1998 and as of July 26, 1998, respectively.


    The unaudited pro forma condensed combined financial statements have been prepared from and should be read in conjunction with each of the historical financial statements and notes thereto referred to above and incorporated herein by reference or appearing elsewhere in this Prospectus/Proxy Statement. The unaudited pro forma condensed combined financial statements are presented for comparative purposes only and are not necessarily indicative of what the actual results of operations or financial position would have been for the periods presented had the transaction occurred on the dates indicated or of the results of future operations.

                   DOLLAR TREE STORES, INC. AND SUBSIDIARIES
                          STEP AHEAD INVESTMENTS, INC.
           PRO FORMA CONDENSED COMBINED INCOME STATEMENT (UNAUDITED)
                         SIX MONTHS ENDED JUNE 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                         PRO FORMA    PRO FORMA(2)
                                                           DOLLAR TREE  STEP AHEAD(1)   ADJUSTMENTS     COMBINED
                                                           -----------  -------------  -------------  -------------
Net sales................................................   $ 324,698     $  52,430                    $   377,128
Cost of sales............................................     205,012        37,160                        242,172
                                                           -----------  -------------                 -------------
Gross profit.............................................     119,686        15,270                        134,956
Selling, general and administrative expenses:
    Operating expenses...................................      81,231        12,132                         93,363
    Depreciation and amortization........................       8,471           794                          9,265
                                                           -----------  -------------                 -------------
  Total..................................................      89,702        12,926                        102,628
                                                           -----------  -------------                 -------------
Operating income.........................................      29,984         2,344                         32,328
Interest expense.........................................       1,321           487                          1,808
                                                           -----------  -------------                 -------------
Income before income taxes...............................      28,663         1,857                         30,520
Provision for income taxes...............................      11,035           725                         11,760
                                                           -----------  -------------                 -------------
Net income...............................................   $  17,628     $   1,132                    $    18,760
                                                           -----------  -------------                 -------------
                                                           -----------  -------------                 -------------
Net income per share:
  Basic net income per share.............................   $    0.30                                  $      0.31
                                                           -----------                                -------------
                                                           -----------                                -------------
  Weighted average number of common shares
    outstanding:.........................................      58,886                        1,519(3)       60,405
                                                           -----------                       -----    -------------
                                                           -----------                       -----    -------------

  Diluted net income per share...........................   $    0.27                                  $      0.28
                                                           -----------                                -------------
                                                           -----------                                -------------
  Weighted average number of common shares and dilutive
    potential common shares outstanding..................      65,123                        1,980(4)       67,103
                                                           -----------                       -----    -------------
                                                           -----------                       -----    -------------


------------------------


(1) Step Ahead's statement of income for the fiscal six months ended July 26, 1998.



(2) The pro forma condensed combined income statement was prepared by combining the Dollar Tree condensed consolidated income statement for the six months ended June 30, 1998 with the Step Ahead statement of income for the fiscal six months ended July 26, 1998.



(3) Pro forma adjustment to weighted average common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock, based on an assumed Exchange Ratio of 1.2052.



(4) Pro forma adjustment to weighted average common shares and dilutive potential common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock and the assumption of the Step Ahead Options, based on an assumed Exchange Ratio of 1.2052.

                   DOLLAR TREE STORES, INC. AND SUBSIDIARIES
                          STEP AHEAD INVESTMENTS, INC.
           PRO FORMA CONDENSED COMBINED INCOME STATEMENT (UNAUDITED)
                         SIX MONTHS ENDED JUNE 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                        PRO FORMA   PRO FORMA(2)
                                                          DOLLAR TREE  STEP AHEAD (1)  ADJUSTMENTS    COMBINED
                                                          -----------  --------------  -----------  -------------
Net sales...............................................   $ 247,078     $   41,244                  $   288,322
Cost of sales...........................................     159,623         30,163                      189,786
                                                          -----------       -------                 -------------
Gross profit............................................      87,455         11,081                       98,536
Selling, general and administrative expenses:
    Operating expenses..................................      64,529          9,918                       74,447
    Depreciation and amortization.......................       6,095            611                        6,706
                                                          -----------       -------                 -------------
  Total.................................................      70,624         10,529                       81,153
                                                          -----------       -------                 -------------
Operating income........................................      16,831            552                       17,383
Interest expense........................................       1,238            299                        1,537
                                                          -----------       -------                 -------------
Income before income taxes..............................      15,593            253                       15,846
Provision for income taxes..............................       6,003            109                        6,112
                                                          -----------       -------                 -------------
Net income..............................................   $   9,590     $      144                  $     9,734
                                                          -----------       -------                 -------------
                                                          -----------       -------                 -------------
Net income per share:
  Basic net income per share............................   $    0.16                                 $      0.16
                                                          -----------                               -------------
                                                          -----------                               -------------
  Weighted average number of common shares
    outstanding:........................................      58,431                        1,510(3)       59,941
                                                          -----------                  -----------  -------------
                                                          -----------                  -----------  -------------

  Diluted net income per share..........................   $    0.15                                 $      0.15
                                                          -----------                               -------------
                                                          -----------                               -------------
  Weighted average number of common shares and dilutive
    potential common shares outstanding.................      64,438                        1,894(4)       66,332
                                                          -----------                  -----------  -------------
                                                          -----------                  -----------  -------------


------------------------


(1) Step Ahead's statement of income for the fiscal six months ended July 27, 1997.



(2) The pro forma condensed combined income statement was prepared by combining the Dollar Tree condensed consolidated income statement for the six months ended June 30, 1997 with the Step Ahead statement of income for the fiscal six months ended July 27, 1997.



(3) Pro forma adjustment to weighted average common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock, based on an assumed Exchange Ratio of 1.2052.



(4) Pro forma adjustment to weighted average common shares and dilutive potential common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock and the assumption of the Step Ahead Options, based on an assumed Exchange Ratio of 1.2052.

                   DOLLAR TREE STORES, INC. AND SUBSIDIARIES
                          STEP AHEAD INVESTMENTS, INC.
           PRO FORMA CONDENSED COMBINED INCOME STATEMENT (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                              STEP        PRO FORMA    PRO FORMA(2)
                                                              DOLLAR TREE   AHEAD(1)     ADJUSTMENTS     COMBINED
                                                              -----------  -----------  -------------  -------------
Net sales...................................................   $ 635,473    $  92,940                   $   728,413
Cost of sales...............................................     397,116       66,696                       463,812
                                                              -----------  -----------                 -------------
Gross profit................................................     238,357       26,244                       264,601
Selling, general and administrative expenses:
    Operating expenses......................................     143,438       22,006                       165,444
    Depreciation and amortization...........................      13,125        1,332                        14,457
                                                              -----------  -----------                 -------------
  Total.....................................................     156,563       23,338                       179,901
                                                              -----------  -----------                 -------------
Operating income............................................      81,794        2,906                        84,700
Interest expense............................................       2,812          665                         3,477
                                                              -----------  -----------                 -------------
Income before income taxes..................................      78,982        2,241                        81,223
Provision for income taxes..................................      30,408          887                        31,295
                                                              -----------  -----------                 -------------
Net income..................................................   $  48,574    $   1,354                   $    49,928
                                                              -----------  -----------                 -------------
                                                              -----------  -----------                 -------------
Net income per share:
  Basic net income per share................................   $    0.83                                $      0.83
                                                              -----------                              -------------
                                                              -----------                              -------------
  Weighted average number of common shares outstanding:.....      58,534                      1,516(3)       60,050
                                                              -----------                     -----    -------------
                                                              -----------                     -----    -------------

  Diluted net income per share..............................   $    0.75                                $      0.75
                                                              -----------                              -------------
                                                              -----------                              -------------
  Weighted average number of common shares and dilutive
    potential common shares outstanding.....................      64,645                      1,892(4)       66,537
                                                              -----------                     -----    -------------
                                                              -----------                     -----    -------------


------------------------


(1) Step Ahead's statement of income for the fiscal year ended January 25, 1998.



(2) The pro forma condensed combined income statement was prepared by combining the Dollar Tree condensed consolidated income statement for the year ended December 31, 1997 with the Step Ahead statement of income for the fiscal year ended January 25, 1998.



(3) Pro forma adjustment to weighted average common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock, based on an assumed Exchange Ratio of 1.2052.



(4) Pro forma adjustment to weighted average common shares and dilutive potential common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock and the assumption of the Step Ahead Options, based on an assumed Exchange Ratio of 1.2052.

                   DOLLAR TREE STORES, INC. AND SUBSIDIARIES
                          STEP AHEAD INVESTMENTS, INC.
           PRO FORMA CONDENSED COMBINED INCOME STATEMENT (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                         PRO FORMA    PRO FORMA(2)
                                                           DOLLAR TREE  STEP AHEAD(1)   ADJUSTMENTS     COMBINED
                                                           -----------  -------------  -------------  -------------
Net sales................................................   $ 493,037     $  71,263                    $   564,300
Cost of sales............................................     310,900        50,738                        361,638
                                                           -----------  -------------                 -------------
Gross profit.............................................     182,137        20,525                        202,662
Selling, general and administrative expenses:
    Operating expenses...................................     111,401        16,595                        127,996
    Depreciation and amortization........................      10,527           899                         11,426
                                                           -----------  -------------                 -------------
  Total..................................................     121,928        17,494                        139,422
                                                           -----------  -------------                 -------------
Operating income.........................................      60,209         3,031                         63,240
Interest expense.........................................       5,193           450                          5,643
                                                           -----------  -------------                 -------------
Income before income taxes...............................      55,016         2,581                         57,597
Provision for income taxes...............................      21,181         1,068                         22,249
                                                           -----------  -------------                 -------------
Net income...............................................   $  33,835     $   1,513                    $    35,348
                                                           -----------  -------------                 -------------
                                                           -----------  -------------                 -------------
Net income per share:
  Basic net income per share.............................   $    0.59                                  $      0.60
                                                           -----------                                -------------
                                                           -----------                                -------------
  Weighted average number of common shares
    outstanding:.........................................      57,325                        1,458(3)       58,783
                                                           -----------                       -----    -------------
                                                           -----------                       -----    -------------

  Diluted net income per share...........................   $    0.53                                  $      0.54
                                                           -----------                                -------------
                                                           -----------                                -------------
  Weighted average number of common shares and dilutive
    potential common shares outstanding..................      63,256                        1,734(4)       64,990
                                                           -----------                       -----    -------------
                                                           -----------                       -----    -------------


------------------------


(1) Step Ahead's statement of income for the fiscal year ended January 26, 1997.



(2) The pro forma condensed combined income statement was prepared by combining the Dollar Tree condensed consolidated income statement for the year ended December 31, 1996 with the Step Ahead statement of income for the fiscal year ended January 26, 1997.



(3) Pro forma adjustment to weighted average common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock, based on an assumed Exchange Ratio of 1.2052.



(4) Pro forma adjustment to weighted average common shares and dilutive potential common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock and the assumption of the Step Ahead Options, based on an assumed Exchange Ratio of 1.2052.

                   DOLLAR TREE STORES, INC. AND SUBSIDIARIES
                          STEP AHEAD INVESTMENTS, INC.
           PRO FORMA CONDENSED COMBINED INCOME STATEMENT (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                         PRO FORMA    PRO FORMA(2)
                                                           DOLLAR TREE  STEP AHEAD(1)   ADJUSTMENTS     COMBINED
                                                           -----------  -------------  -------------  -------------
Net sales................................................   $ 300,229     $  55,038                    $   355,267
Cost of sales............................................     187,552        39,837                        227,389
                                                           -----------  -------------                 -------------
Gross profit.............................................     112,677        15,201                        127,878
Selling general, and administrative expenses:
    Operating expenses...................................      70,504        12,782                         83,286
    Depreciation and amortization........................       5,468           651                          6,119
                                                           -----------  -------------                 -------------
  Total..................................................      75,972        13,433                         89,405
                                                           -----------  -------------                 -------------
Operating income.........................................      36,705         1,768                         38,473
Interest expense.........................................       2,617           358                          2,975
                                                           -----------  -------------                 -------------
Income before income taxes...............................      34,088         1,410                         35,498
Provision for income taxes...............................      13,125           267                         13,392
                                                           -----------  -------------                 -------------
Net income...............................................   $  20,963     $   1,143                    $    22,106
                                                           -----------  -------------                 -------------
                                                           -----------  -------------                 -------------
Net income per share:
  Basic net income per share.............................   $    0.37                                  $      0.39
                                                           -----------                                -------------
                                                           -----------                                -------------
  Weighted average number of common shares
    outstanding:.........................................      55,905                        1,447(3)       57,352
                                                           -----------                       -----    -------------
                                                           -----------                       -----    -------------

  Diluted net income per share...........................   $    0.34                                  $      0.35
                                                           -----------                                -------------
                                                           -----------                                -------------
  Weighted average number of common shares and dilutive
    potential common shares outstanding..................      61,539                        1,715(4)       63,254
                                                           -----------                       -----    -------------
                                                           -----------                       -----    -------------


------------------------


(1) Step Ahead's statement of income for the fiscal year ended January 28, 1996.



(2) The pro forma condensed combined income statement was prepared by combining the Dollar Tree condensed consolidated income statement for the year ended December 31, 1995 with the Step Ahead statement of income for the fiscal year ended January 28, 1996.



(3) Pro forma adjustment to weighted average common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock, based on an assumed Exchange Ratio of 1.2052.



(4) Pro forma adjustment to weighted average common shares and dilutive potential common shares outstanding represents the assumed issuance of Dollar Tree Common Stock for Step Ahead Stock and the assumption of the Step Ahead Options, based on an assumed Exchange Ratio of 1.2052.

                   DOLLAR TREE STORES, INC. AND SUBSIDIARIES
                          STEP AHEAD INVESTMENTS, INC.
             PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)
                                 JUNE 30, 1998
                                 (IN THOUSANDS)



                                                                                             PRO FORMA       PROFORMA(2)
                                                            DOLLAR TREE  STEP AHEAD(1)      ADJUSTMENTS        COMBINED
                                                            -----------  -------------  -------------------  ------------
ASSETS
Current assets:
  Cash and cash equivalents...............................   $   5,459     $   1,710                          $    7,169
  Accounts receivable.....................................         676           593                               1,269
  Merchandise inventories.................................     156,099        21,310                             177,409
  Deferred tax asset......................................       5,744           494                               6,238
  Prepaid expenses and other current assets...............       3,776           870                               4,646
                                                                                                     -
                                                            -----------  -------------                       ------------
    Total current assets..................................     171,754        24,977                             196,731
                                                                                                     -
                                                            -----------  -------------                       ------------
Property and equipment, net...............................      92,917         5,424                              98,341
Deferred tax asset........................................       2,189           268                               2,457
Goodwill, net.............................................      43,514        --                                  43,514
Other assets, net.........................................       1,098         1,257                               2,355
                                                                                                     -
                                                            -----------  -------------                       ------------
    TOTAL ASSETS..........................................   $ 311,472     $  31,926                          $  343,398
                                                                                                     -
                                                                                                     -
                                                            -----------  -------------                       ------------
                                                            -----------  -------------                       ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.......................   $   9,000     $  11,964                          $   20,964
  Accounts payable........................................      43,363         9,856                              53,219
  Accrued liabilities.....................................      18,674         1,211                              19,885
  Income taxes payable....................................       2,284        --                                   2,284
  Current installments of obligations under capital
    leases................................................         270        --                                     270
                                                                                                     -
                                                            -----------  -------------                       ------------
    Total current liabilities.............................      73,591        23,031                              96,622
                                                                                                     -
                                                            -----------  -------------                       ------------
Long-term debt............................................      53,000        --                                  53,000
Obligations under capital leases, excluding current
  installments............................................         668        --                                     668
Other liabilities.........................................       4,357         1,620                               5,977
                                                                                                     -
                                                            -----------  -------------                       ------------
    Total liabilities.....................................     131,616        24,651                             156,267
                                                                                                     -
                                                            -----------  -------------                       ------------
Shareholders' equity......................................     179,856         7,275                             187,131
                                                                                                     -
                                                            -----------  -------------                       ------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............   $ 311,472     $  31,926                          $  343,398
                                                                                                     -
                                                                                                     -
                                                            -----------  -------------                       ------------
                                                            -----------  -------------                       ------------


------------------------


(1) Step Ahead's balance sheet as of July 26, 1998.



(2) The pro forma condensed combined balance sheet was prepared by combining the Dollar Tree consolidated balance sheet as of June 30, 1998 with the Step Ahead balance sheet as of July 26, 1998.

                   DOLLAR TREE STORES, INC. AND SUBSIDIARIES
                          STEP AHEAD INVESTMENTS, INC.
             PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                                                                            PRO FORMA       PRO FORMA(2)
                                                           DOLLAR TREE  STEP AHEAD(1)      ADJUSTMENTS        COMBINED
                                                           -----------  -------------  -------------------  -------------
ASSETS
Current assets:
  Cash and cash equivalents..............................   $  43,695     $   1,323                          $    45,018
  Accounts receivable....................................       1,406           945                                2,351
  Merchandise inventories................................      89,066        20,417                              109,483
  Deferred tax asset.....................................       5,093           375                                5,468
  Prepaid expenses and other current assets..............       3,762           767                                4,529
                                                                                                    -
                                                           -----------  -------------                       -------------
    Total current assets.................................     143,022        23,827                              166,849
                                                                                                    -
                                                           -----------  -------------                       -------------
Property and equipment, net..............................      82,071         4,931                               87,002
Deferred tax asset.......................................       2,029           199                                2,228
Goodwill, net............................................      44,478        --                                   44,478
Other assets, net........................................         976         1,055                                2,031
                                                                                                    -
                                                           -----------  -------------                       -------------
    TOTAL ASSETS.........................................   $ 272,576     $  30,012                          $   302,588
                                                                                                    -
                                                                                                    -
                                                           -----------  -------------                       -------------
                                                           -----------  -------------                       -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt......................   $  --         $   9,491                          $     9,491
  Accounts payable.......................................      44,058         9,933                               53,991
  Accrued liabilities....................................      19,526         1,788                               21,314
  Income taxes payable...................................      18,908           679                               19,587
  Current installments of obligations under capital
    leases...............................................         317        --                                      317
                                                                                                    -
                                                           -----------  -------------                       -------------
    Total current liabilities............................      82,809        21,891                              104,700
                                                                                                    -
                                                           -----------  -------------                       -------------
Long-term debt...........................................      30,000           554                               30,554
Obligations under capital leases, excluding current
  installments...........................................         804        --                                      804
Other liabilities........................................       4,037         1,440                                5,477
                                                                                                    -
                                                           -----------  -------------                       -------------
    Total liabilities....................................     117,650        23,885                              141,535
                                                                                                    -
                                                           -----------  -------------                       -------------
Shareholders' equity.....................................     154,926         6,127                              161,053
                                                                                                    -
                                                           -----------  -------------                       -------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........   $ 272,576     $  30,012                          $   302,588
                                                                                                    -
                                                                                                    -
                                                           -----------  -------------                       -------------
                                                           -----------  -------------                       -------------


------------------------


(1) Step Ahead's balance sheet as of January 25, 1998.



(2) The pro forma condensed combined balance sheet was prepared by combining the Dollar Tree consolidated balance sheet as of December 31, 1997 with the Step Ahead balance sheet as of January 25, 1998.

               SELECTED HISTORICAL FINANCIAL DATA OF DOLLAR TREE


    The following table sets forth for the periods indicated selected financial data for Dollar Tree. The selected income statement and balance sheet data presented below for the years ended December 31, 1993, 1994, 1995, 1996, and 1997 have been derived from Dollar Tree Stores, Inc. and subsidiaries' consolidated financial statements that have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected income statement and balance sheet data presented below for the six months ended June 30, 1997 and 1998 have been derived from the unaudited condensed consolidated financial statements of Dollar Tree Stores, Inc. and subsidiaries which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. All Dollar Tree share and per share data have been adjusted to reflect 50% stock dividends effected as 3-for-2 stock splits in April 1996, July 1997 and June 1998. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1998. This information should be read in conjunction with the financial statements and the notes thereto incorporated herein by reference and "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus/Proxy Statement.


                                                                                                                           SIX
                                                                                                                         MONTHS
                                                                                                                          ENDED
                                                                                YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                                 -----------------------------------------------------  ---------
                                                                   1993       1994       1995       1996       1997       1997
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                             AND SALES PER SELLING SQUARE FOOT DATA)
INCOME STATEMENT DATA:
Net sales......................................................  $ 167,753  $ 231,601  $ 300,229  $ 493,037  $ 635,473  $ 247,078
Cost of sales..................................................    106,318    145,481    187,552    310,900    397,116    159,623
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.................................................     61,435     86,120    112,677    182,137    238,357     87,455
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
Selling, general and administrative expenses:
  Operating expenses...........................................     39,559     54,993     70,504    111,401    143,438     64,529
  Depreciation and amortization................................      3,054      4,186      5,468     10,527     13,125      6,095
  Recapitalization expenses(1).................................      4,387     --         --         --         --         --
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
    Total......................................................     47,000     59,179     75,972    121,928    156,563     70,624
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
Operating income...............................................     14,435     26,941     36,705     60,209     81,794     16,831
Interest expense, net..........................................      1,837      4,028      2,617      5,193      2,812      1,238
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary loss..............     12,598     22,913     34,088     55,016     78,982     15,593
Provision for income taxes.....................................      3,152      9,546     13,125     21,181     30,408      6,003
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary loss...............................      9,446     13,367     20,963     33,835     48,574      9,590
Extraordinary loss, net of income tax(2).......................     --          1,253     --         --         --         --
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
Net income.....................................................  $   9,446  $  12,114  $  20,963  $  33,835  $  48,574  $   9,590
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------  ---------

INCOME PER SHARE DATA(3):
Basic net income per share.....................................             $    0.22  $    0.37  $    0.59  $    0.83  $    0.16
                                                                            ---------  ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------  ---------
Diluted net income per share...................................             $    0.20  $    0.34  $    0.53  $    0.75  $    0.15
                                                                            ---------  ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------  ---------

PRO FORMA INCOME STATEMENT DATA (UNAUDITED):
Net income.....................................................  $   9,446
Pro forma adjustment for C corporation income taxes(4).........      1,838
                                                                 ---------
Pro forma net income(4)........................................  $   7,608
                                                                 ---------
                                                                 ---------
Pro forma basic net income per share(5)........................  $    0.14
                                                                 ---------
                                                                 ---------
Pro forma diluted net income per share(5)......................  $    0.13
                                                                 ---------
                                                                 ---------
Weighted average number of common shares outstanding, in
  thousands(3 and 5)...........................................     55,849     55,849     55,905     57,325     58,534     58,431
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common shares and dilutive potential
  common shares outstanding, in thousands(3 and 5).............     56,416     60,603     61,539     63,256     64,645     64,438
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------  ---------


                                                                   1998
                                                                 ---------

INCOME STATEMENT DATA:
Net sales......................................................  $ 324,698
Cost of sales..................................................    205,012
                                                                 ---------
  Gross profit.................................................    119,686
                                                                 ---------
Selling, general and administrative expenses:
  Operating expenses...........................................     81,231
  Depreciation and amortization................................      8,471
  Recapitalization expenses(1).................................     --
                                                                 ---------
    Total......................................................     89,702
                                                                 ---------
Operating income...............................................     29,984
Interest expense, net..........................................      1,321
                                                                 ---------
Income before income taxes and extraordinary loss..............     28,663
Provision for income taxes.....................................     11,035
                                                                 ---------
Income before extraordinary loss...............................     17,628
Extraordinary loss, net of income tax(2).......................     --
                                                                 ---------
Net income.....................................................  $  17,628
                                                                 ---------
                                                                 ---------
INCOME PER SHARE DATA(3):
Basic net income per share.....................................  $    0.30
                                                                 ---------
                                                                 ---------
Diluted net income per share...................................  $    0.27
                                                                 ---------
                                                                 ---------
PRO FORMA INCOME STATEMENT DATA (UNAUDITED):
Net income.....................................................
Pro forma adjustment for C corporation income taxes(4).........

Pro forma net income(4)........................................

Pro forma basic net income per share(5)........................

Pro forma diluted net income per share(5)......................

Weighted average number of common shares outstanding, in
  thousands(3 and 5)...........................................     58,886
                                                                 ---------
                                                                 ---------
Weighted average number of common shares and dilutive potential
  common shares outstanding, in thousands(3 and 5).............     65,123
                                                                 ---------
                                                                 ---------

                                                                                                                           SIX
                                                                                                                         MONTHS
                                                                                                                          ENDED
                                                                                YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                                 -----------------------------------------------------  ---------
                                                                   1993       1994       1995       1996       1997       1997
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                             AND SALES PER SELLING SQUARE FOOT DATA)
SELECTED OPERATING DATA:
Number of stores open at end of period(6):
  Mall.........................................................        145        154        173        202        235        224
  Strip center.................................................        183        255        327        535        652        588
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
    Total......................................................        328        409        500        737        887        812
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------  ---------

Net sales growth(6)............................................       39.2%      38.1%      29.6%      64.2%      28.9%      31.7%
Comparable store net sales increase(7).........................        6.9%       9.1%       7.3%       6.2%       7.8%       9.7%
Average net sales per store(8 and 9)...........................  $     555  $     606  $     649  $     691  $     767  $     319
Average net sales per selling square foot(9):
  Mall.........................................................  $     270  $     289  $     295  $     299  $     287  $     113
  Strip center.................................................  $     226  $     236  $     251  $     264  $     260  $     106
  All stores...................................................  $     247  $     257  $     265  $     275  $     266  $     108

                                                                                                                          AS OF
                                                                                  AS OF DECEMBER 31,                    JUNE 30,
                                                                 -----------------------------------------------------  ---------
                                                                   1993       1994       1995       1996       1997       1997
                                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................................................  $   7,742  $  14,334  $  29,133  $  23,488  $  60,213  $  67,360
Total assets...................................................     42,188     60,688     91,621    171,099    272,576    219,619
Total debt.....................................................     17,768     14,205     14,518      4,353     31,121     54,202
Shareholders' equity...........................................      3,660     17,274     39,087    101,590    154,926    114,113


                                                                   1998
                                                                 ---------

SELECTED OPERATING DATA:
Number of stores open at end of period(6):
  Mall.........................................................        256
  Strip center.................................................        724
                                                                 ---------
    Total......................................................        980
                                                                 ---------
                                                                 ---------
Net sales growth(6)............................................       31.4%
Comparable store net sales increase(7).........................        8.8%
Average net sales per store(8 and 9)...........................  $     348
Average net sales per selling square foot(9):
  Mall.........................................................  $     120
  Strip center.................................................  $     113
  All stores...................................................  $     115

                                                                   1998
                                                                 ---------

BALANCE SHEET DATA:
Working capital................................................  $  98,163
Total assets...................................................    311,472
Total debt.....................................................     62,938
Shareholders' equity...........................................    179,856


------------------------
(1) Represents recapitalization expenses of $4.4 million incurred in connection with a 1993 recapitalization, comprised of $3.6 million of management incentive expenses and $0.8 million of transaction expenses.

(2) Represents redemption premiums of approximately $1.3 million plus write off of original issue discount financing costs of $0.9 million (net of income tax benefit of approximately $0.9 million) on the early retirement of Dollar Tree's 12% Senior Subordinated Notes and 12% Junior Subordinated Notes.

(3) The extraordinary loss recognized in 1994 reduced basic and diluted net income per share by $0.02, respectively. Basic and diluted income per share data have been computed by dividing its components by the weighted average number of common shares outstanding, and by the weighted average number of common shares and dilutive potential common shares outstanding, respectively. Dilutive potential common shares include all outstanding stock options and warrants after applying the treasury stock method.

(4) Prior to September 30, 1993, Dollar Tree was treated as a subchapter S corporation for Federal and certain state income tax purposes. As such, income of Dollar Tree for that period was taxable to the individual shareholders rather than to Dollar Tree. Accordingly, the provision for income taxes for the nine months ended September 29, 1993, represents corporate level state income taxes on income earned in those states that do not recognize subchapter S corporation status. On September 30, 1993, Dollar Tree converted to a subchapter C corporation. Accordingly, income since September 30, 1993 was taxable to Dollar Tree. Pro forma net income reflects a provision for income taxes as if Dollar Tree were a C corporation for all of 1993 at an assumed effective tax rate of approximately 40%.

(5) Pro forma basic net income per share has been computed by dividing pro forma net income by the weighted average number of common shares outstanding. Pro forma diluted net income per share has been computed by dividing pro forma net income by the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options and warrants after applying the treasury stock method.


(6) Dollar Tree closed two stores in 1993, one store in 1994, three stores in 1995, three stores in 1996 and one store in 1997. 1996 data reflects the addition of 136 Dollar Bills stores on January 31, 1996. Dollar Tree closed three stores during the first six months of 1998; there were no closures in the comparable period for 1997.



(7) Comparable store net sales increase compares net sales for stores open during the entire two periods compared. The comparable store net sales increase calculation for the periods ended December 31, 1997, June 30, 1997 and June 30, 1998 include net sales of Dollar Bills stores for the comparable periods.



(8) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for 1997 and for the calculations for June 30, 1997 and 1998.



(9) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for 1997 and for the calculations for June 30, 1997 and 1998. Selling square footage is estimated to be 83% of gross square feet per store. Results for the six months ended June 30, 1998 may not be indicative of full year average net sales per store or average net sales per selling square foot due to seasonal fluctuations in sales. See "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

              DOLLAR TREE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with Dollar Tree's consolidated financial statements and notes thereto incorporated by reference in this Prospectus/Proxy Statement.

OVERVIEW

    Dollar Tree was established by J. Douglas Perry, Dollar Tree's Chairman, Macon F. Brock, Jr., Dollar Tree's President and Chief Executive Officer, and H. Ray Compton, Dollar Tree's Executive Vice President (the "Founders"), in November 1986 with the opening of its first five stores in Virginia, Georgia and Tennessee. From November 1986 through October 1991, Dollar Tree's shareholders also owned a substantial portion of the outstanding stock of K&K Toys, a 136-store, mall-based toy retailer managed by the Founders. During this period, Dollar Tree grew to 171 stores and shared certain management and distribution services and facilities with K&K Toys for which it paid a fee to K&K Toys.


    In October 1991, K&K Toys was acquired by a subsidiary of Melville Corporation. Following the sale of K&K Toys, the Founders focused their attention solely on Dollar Tree and effected a number of strategic changes, including (i) shifting Dollar Tree's merchandising focus away from closeout merchandise and towards its current emphasis on providing selection and value in traditional variety store categories, (ii) focusing its expansion strategy on strip center locations, (iii) accelerating its expansion program and (iv) improving the depth of the management team and breadth of operational controls. Since the sale of K&K Toys, Dollar Tree has grown from 171 stores to 887 stores as of December 31, 1997, and net sales and operating income have increased from $71.1 million and $5.2 million, respectively, for the twelve months ended January 31, 1992 to $635.5 million and $81.8 million, respectively, in 1997. Dollar Tree has grown to 980 stores as of June 30, 1998. Dollar Tree's net sales increased 31.4% from $247.1 million to $324.7 million, and operating income increased 78.1% from $16.8 million to $30.0 million from the six months ended June 30, 1997 to the six months ended June 30, 1998.


    On September 30, 1993, Dollar Tree effected a recapitalization including a stock split and reclassification (the "1993 Recapitalization"), pursuant to which (i) J. Douglas Perry, Chairman of Dollar Tree's Board of Directors, his wife, Patricia W. Perry, Macon F. Brock, Jr., Dollar Tree's President and Chief Executive Officer, his wife, Joan P. Brock, and H. Ray Compton, Dollar Tree's Executive Vice President (the "Original Shareholders") sold to The SK Equity Fund, L.P. (the "Fund") and four individuals affiliated with the Fund (collectively, the "Co-Investors") 50% of the outstanding stock of Dollar Tree for an aggregate purchase price of $23.6 million, (ii) the Fund and the Co-Investors purchased from Dollar Tree $7.0 million face amount senior subordinated notes for $6.5 million (the "12% Senior Subordinated Notes") and purchased for $500,000 warrants to purchase 2,792,451 shares of Common Stock and
(iii) on February 22, 1994 pursuant to a commitment entered into September 30, 1993, the Original Shareholders purchased from Dollar Tree $7.0 million face amount junior subordinated notes for $6.5 million (the "12% Junior Subordinated Notes") and purchased for $500,000 warrants to purchase 2,792,448 shares. On December 31, 1994, Dollar Tree redeemed and extinguished the 12% Senior Subordinated Notes and the 12% Junior Subordinated Notes (collectively, the "12% Notes"). As part of this transaction, Dollar Tree paid a redemption premium of approximately $1.3 million and issued an aggregate of $14.0 million principal amount of 9% Senior Subordinated Notes and 9% Junior Subordinated Notes (collectively, the "9% Notes") to the previous holders of the 12% Notes. The 9% Notes were paid in full in June 1996.

    On January 31, 1996, Dollar Tree acquired all of the stock of Dollar Bills, formerly known as Terrific Promotions, Inc., and subsequently merged Dollar Bills into Dollar Tree. At the time of the acquisition, Dollar Bills owned and operated 136 discount variety stores in 16 states, offering merchandise primarily at the $1.00 price point under the name Dollar Bill$, a 250,000 square foot distribution center in the Chicago area and a wholesale division, all of which Dollar Tree currently operates. Dollar Tree paid approximately $52.6 million in cash and $2.0 million in merchandise inventory for 100% of the stock of Dollar Bills and has accounted for the acquisition as a purchase. In connection with the acquisition, Dollar Tree recognized goodwill of $48.2 million, which it is amortizing over a 25-year period.

    Dollar Tree recently replaced its Norfolk, Virginia distribution facility and headquarters with a new $34 million Store Support Center, located in Chesapeake, Virginia, consisting of an approximately 400,000 square foot distribution center and an approximately 76,000 square foot headquarters facility. The headquarters facility became operational in November 1997 and the distribution center in January 1998. Management believes that the new Store Support Center has increased Dollar Tree's capacity to service stores to approximately 1,600 stores.

    In March 1998, Dollar Tree purchased approximately 43 acres of land in Olive Branch, Mississippi, for the purpose of building a new distribution center to replace the existing facility located in Memphis, Tennessee. The new facility will be modeled after the recently completed Chesapeake distribution center and will contain similar advanced materials handling technologies. The Olive Branch facility will be approximately 425,000 square feet and is expected to require an investment of approximately $20 million. Management believes that, upon completion of this facility, Dollar Tree's capacity to service stores will increase to approximately 2,000 stores. Dollar Tree believes that the facility will be operational in early 1999. There can be no assurance that delays will not be experienced in the opening of the Olive Branch distribution center, that complications will not occur in its operation or in the transition from the Memphis facility or that cost overruns will not be experienced in building the facility. Any such delays or complications could interrupt the receipt and distribution of merchandise to the stores, which could in turn materially adversely affect Dollar Tree's business and results of operations.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain selected income statement data as a percentage of net sales:


                                                                                                            SIX MONTHS ENDED
                                                                             YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                         -------------------------------  --------------------
                                                                           1995       1996       1997       1997       1998
                                                                         ---------  ---------  ---------  ---------  ---------
Net sales..............................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales..........................................................       62.5       63.1       62.5       64.6       63.1
                                                                         ---------  ---------  ---------  ---------  ---------
  Gross profit.........................................................       37.5       36.9       37.5       35.4       36.9
Selling, general and administrative expenses:
  Operating expenses...................................................       23.5       22.6       22.5       26.1       25.0
  Depreciation and amortization........................................        1.8        2.1        2.1        2.5        2.6
                                                                         ---------  ---------  ---------  ---------  ---------
    Total..............................................................       25.3       24.7       24.6       28.6       27.6
                                                                         ---------  ---------  ---------  ---------  ---------
Operating income.......................................................       12.2       12.2       12.9        6.8        9.3
Interest expense.......................................................        0.9        1.1        0.5        0.5        0.4
                                                                         ---------  ---------  ---------  ---------  ---------
Income before income taxes.............................................       11.3       11.1       12.4        6.3        8.9
Provision for income taxes.............................................        4.4        4.3        4.8        2.4        3.4
                                                                         ---------  ---------  ---------  ---------  ---------
Net income.............................................................        6.9%       6.8%       7.6%       3.9%       5.5%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------



SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1998



    Net sales increased $77.6 million, or 31.4%, to $324.7 million for the six months ended June 30, 1998, from $247.1 million for the six months ended June 30, 1997. Of this increase, (i) approximately 73%, or $56.8 million, was attributable to stores opened in 1997 and 1998 which are not included in Dollar Tree's comparable store net sales calculation, and (ii) approximately 27%, or $20.8 million, was attributable to comparable store net sales growth, which represented an 8.8% increase over comparable store net sales in the corresponding half of the prior year. Because substantially all Dollar Tree's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. Management believes that a consistent in-stock inventory position in basic consumable goods early in the year and an extended Easter selling season contributed to the comparable store net sales increase. Dollar Tree opened 96 new stores and closed three stores during the first half of 1998, compared to opening 75 new stores and closing no stores during the first half of 1997.


    Management anticipates that the primary source of future net sales growth will be new store openings and, to a lesser degree, sales increases from expanded and relocated stores and comparable store net sales increases. Although Dollar Tree has experienced significant increases in comparable store net sales historically, management believes that any increases in comparable store net sales in the future may be smaller than those experienced historically, and that decreases in average net sales per selling square foot will occur as the average store size increases. See "--Seasonality and Quarterly Fluctuations."


    Gross profit, which consists of net sales less cost of sales (including distribution and certain occupancy costs), increased $32.2 million, or 36.9%, to $119.7 million in the first half of 1998 from $87.5 million in the first half of 1997. As a percentage of net sales, gross profit increased to 36.9% from 35.4%, primarily due to improved merchandise costs (including freight) and improved occupancy costs as a percentage of net sales. The improvement in occupancy costs resulted primarily from the leveraging of fixed costs, due to the strong comparable store sales increases. The improvement in merchandise costs is primarily due to favorable pricing and the earlier receipt of higher margin items. Because of the earlier receipt of selected items, management does not expect this rate of improvement to continue for the balance of the year. In addition, in May 1998, a trans-Pacific ocean-shipping cartel imposed an increase of $300 per container on all U.S. imports from Asia, which took effect with shipments beginning in mid-May 1998. This rate increase is expected to add approximately $600,000 to $700,000 in freight expenses to Dollar Tree's cost of sales for the second half of 1998, and approximately $1.5 million to $2.0 million for 1999.



    Selling, general and administrative expenses ("SGA"), which include operating expenses and depreciation and amortization, increased $19.1 million, or 27.0%, to $89.7 million in the first half of 1998 from $70.6 million in the first half of 1997, and decreased as a percentage of net sales to 27.6% from 28.6% during the same period. This decrease in SGA expense, as a percentage of net sales, resulted primarily from the leveraging of fixed costs, due to the strong comparable store sales increases, and from on-going cost control initiatives.



    Operating income increased $13.2 million, or 78.1%, to $30.0 million for the first half of 1998 from $16.8 million for the comparable period in 1997, and increased as a percentage of net sales to 9.2% from 6.8% during the same period for the reasons noted above.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    Net sales increased $142.5 million, or 28.9%, to $635.5 million for 1997, from $493.0 million for 1996. Of this increase, (i) approximately 71.0%, or $101.2 million, was attributable to stores opened in 1996 and 1997, which are not included in Dollar Tree's comparable store net sales calculation, and (ii) approximately 29.0%, or $41.3 million, was attributable to comparable store net sales growth, which represented a 7.8% increase over comparable store net sales for 1996. The comparable store net sales increase includes sales at Dollar Bills stores for the twelve month periods ended December 31, 1996 and December 31, 1997. Because substantially all Dollar Tree's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. Comparable store net sales increases were driven primarily by a strong in-stock position throughout the year, particularly in the first quarter of the year; increased customer traffic in 1997, coupled with a slight increase in the average purchase per customer; continued improvements in the quality and variety of merchandise offered; and the improved performance in the Dollar Bills stores resulting in part from their shift towards the Dollar Tree merchandise mix throughout

1996. Dollar Tree opened 151 new stores and closed one store during 1997, compared to opening 104 new stores and closing three stores during 1996. Dollar Tree also added 136 Dollar Bills stores on January 31, 1996.

    Gross profit increased $56.2 million, or 30.9%. As a percentage of net sales, gross profit increased to 37.5% from 36.9%, primarily due to improved merchandise costs (including freight) and improved inventory shrinkage costs as a percentage of net sales, partially offset by an increase in distribution costs as a percentage of net sales. Throughout 1996, management shifted the merchandise mix at Dollar Bills stores away from their historical consumable product emphasis to more closely resemble the merchandise mix at Dollar Tree stores. While this change in mix benefited merchandise costs, management does not anticipate this level of improvement in the future. Distribution costs increased as a result of increased costs inherent in transitioning operations to the new Chesapeake distribution center and in the installation of Dollar Tree's new warehouse management system in all three distribution centers early in 1997. In 1998, management expects its recently elevated level of distribution costs, as a percentage of net sales, to continue due to the construction of the new Olive Branch facility. Costs could further increase in the event of a failure to sublease the leased facilities in Memphis. Dollar Tree is liable for rent and pass-through costs under the Memphis lease until September 2005, at a current annual cost of approximately $702,000. Dollar Tree management believes that any sublease of the Memphis facility at prevailing market rates will not fully cover such costs.

    Selling, general and administrative expenses, increased $34.6 million, or 28.4%, but decreased slightly as a percentage of net sales to 24.6% from 24.7%. This decrease, as a percentage of net sales, resulted primarily from approximately $2.5 million in expense incurred in 1996 as a result of the Dollar Bills acquisition and litigation. Amortization of goodwill relating to the Dollar Bills acquisition amounted to $1.9 million for 1997. Excluding the expenses incurred in 1996 related to the Dollar Bills acquisition, selling, general and administrative expenses increased as a percentage of sales to 24.6% in 1997 from 24.2% in 1996 primarily due to an increase of approximately $2 million in payroll costs resulting from the federally mandated increase in the hourly minimum wage. Management believes that the increase in 1998 payroll costs due to this minimum wage change will be greater than in 1997.

    Operating income increased $21.6 million, or 35.9%, to $81.8 million for 1997 from $60.2 million for 1996, and increased as a percentage of net sales to 12.9% from 12.2% during the same period for the reasons noted above.

    Interest expense decreased $2.4 million to $2.8 million in 1997 compared to $5.2 million in 1996. This decrease was primarily a result of lower levels of debt in 1997 compared to 1996, when Dollar Tree had increased borrowings related to the purchase of Dollar Bills. In 1997, Dollar Tree capitalized $916,000 of interest relating to the construction of the Chesapeake facility. Interest charges on debt incurred to finance the construction of the Chesapeake Store Support Center will not be capitalized in 1998 but will be charged to interest expense. Dollar Tree expects to capitalize the interest incurred in 1998 relating to the construction of the Olive Branch facility.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Net sales increased $192.8 million, or 64.2%, to $493.0 million for 1996, from $300.2 million for 1995. Of this increase, (i) approximately 54.3%, or $104.7 million, was attributable to the 136 Dollar Bills stores added on January 31, 1996, (ii) approximately 37.2%, or $71.8 million, was attributable to 198 stores opened in 1995 and 1996, which are not included in Dollar Tree's comparable store net sales calculation, and (iii) approximately 8.5%, or $16.3 million, was attributable to comparable store net sales growth, which represented a 6.2% increase over comparable store net sales for 1995. Dollar Bills stores are not included in the comparable store net sales calculations for 1996. Because substantially all Dollar Tree's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. Management believes that this increase in volume resulted from strong holiday selling seasons in 1996, increased inventory levels compared to the preceding year, and continued improvements in the quality and variety of merchandise offered. Dollar Tree opened 104 new stores (in addition to the 136 Dollar Bills stores added on January 31, 1996), and closed three stores during 1996 compared to opening 94 new stores and closing three stores during 1995.

    Gross profit increased $69.5 million, or 61.6%. As a percentage of net sales, gross profit decreased to 36.9% from 37.5%, reflecting, as a percentage of net sales, decreased merchandise margin (gross profit before inventory shrinkage, markdowns, and distribution and occupancy costs) and a slight increase in inventory shrinkage, partially offset by lower inbound freight costs and lower store occupancy costs. The decrease in merchandise margin as a percentage of net sales is a result of increased sales of domestically purchased products which generally carry a lower gross margin than imported merchandise. The increase in inventory shrinkage is due largely to higher shrinkage experienced at the Dollar Bills stores. The decrease in inbound freight arose primarily from more favorable terms negotiated with shippers and consolidators. The decrease in store occupancy costs as a percentage of net sales is a result of the comparable store net sales growth.

    As a result of the Dollar Bills acquisition in 1996, there was a shift in overall merchandise mix toward higher levels of domestic, consumable merchandise (for instance, food and health and beauty aids), which generally carry a higher merchandise cost. Management believes that changes in the overall merchandise mix arising from the acquisition are substantially complete and that Dollar Tree will continue to carry somewhat higher levels of domestic, consumable merchandise than in prior years. However, Dollar Tree expects imports to continue to account for approximately 35% to 40% of total purchases at retail.

    Selling, general and administrative expenses increased $46.0 million, or 60.5%, but decreased as a percentage of net sales to 24.7% from 25.3% during the same period. The decrease is due primarily to strengthened cost controls relating to hourly payroll at the store level. Management does not expect similar payroll cost savings in the future due to federally mandated increases in the minimum wage. During 1996, Dollar Tree's operating expenses incurred in connection with the Dollar Bills acquisition and litigation amounted to approximately $2.5 million. Depreciation and amortization expense increased $5.0 million, increasing as a percentage of net sales to 2.1% from 1.8% for 1995. Of this increase, $1.8 million related to the amortization of goodwill recognized in connection with the acquisition of Dollar Bills.

    Operating income increased $23.5 million, or 64.0%, to $60.2 million for 1996 from $36.7 million for 1995 and remained constant as a percentage of net sales at 12.2%.

    Interest expense increased $2.6 million to $5.2 million in 1996 compared to $2.6 million in 1995. This increase is a result of increased borrowing incurred in connection with the Dollar Bills acquisition. The development facility used for the acquisition was repaid prior to year end. In addition, Dollar Tree redeemed and extinguished its 9% Subordinated Notes in June 1996.

LIQUIDITY AND CAPITAL RESOURCES

    Dollar Tree's ongoing capital requirements result primarily from capital expenditures related to new store openings and working capital requirements related to new and existing stores. Dollar Tree's working capital requirements for existing stores are seasonal in nature and typically reach their peak near the end of the third and beginning of the fourth quarter of the year. Historically, Dollar Tree has met its seasonal working capital requirements for existing stores and funded its store expansion program from internally generated funds and borrowings under its credit facilities.


    During 1995, 1996, 1997 and the first six months of 1998, net cash provided by (used in) operations was $27.2 million, $39.2 million, $69.7 million and ($54.6) million, respectively. The net cash used in operations during the first six months of 1998 was used primarily to build inventory levels and compares to net cash used in operations of ($23.5) million during the comparable period of 1997. Net cash used in investing activities during the same periods was $11.6 million, $68.7 million, $57.5 million and $18.7 million, respectively. During 1995, net cash used in investing activities consisted primarily of capital expenditures relating to new store expansion. During 1996, $52.2 million (net of cash acquired) was used for the purchase of Dollar Bills, funded with borrowings under Dollar Tree's credit facility, in addition to capital expenditures relating to new store expansion. During 1997, net cash used in investing activities consisted primarily of capital expenditures relating to the Chesapeake Store Support Center and new store expansion. During the first six months of 1998, net cash used in investing activities consisted primarily of capital expenditures relating to new store expansion. Net cash provided by financing activities during the same periods was $0.8 million, $10.1 million, $28.5 million and $35.1 million, respectively. In 1995, the funds provided were primarily a result of the exercise of stock options granted under Dollar Tree's Stock Option Plan. In 1996, the funds provided were primarily a result of the issuance of 1,687,500 shares of common stock in a public offering completed in June and the exercise of stock options granted under the employee stock compensation plans, reduced by the repayment of subordinated debt and notes payable to banks. In 1997, net funds provided by financing activities were primarily the result of the issuance of $30 million of Senior Notes. During the first six months of 1998, net funds provided by financing activities were primarily used to fund seasonal working capital needs.



    Dollar Tree's borrowings under its bank facilities, senior notes and bonds were $62.0 million at June 30, 1998, and $53.0 million at June 30, 1997. Borrowings at December 31, 1997, amounted to $30.0 million. Under Dollar Tree's bank facilities, an additional $106.0 million is available at June 30, 1998, approximately $34.1 million of which is committed to certain letters of credit issued in relation to the routine purchase of foreign merchandise.


    Dollar Tree expects to expand by approximately 200 to 205 stores during 1998 and by approximately 215 to 220 stores during 1999, not including stores acquired in the Merger. In 1997, the average investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $168,000 per store. Dollar Tree's cash needs for opening new stores in 1998 are expected to total approximately $34.9 million, $19.5 million of which is budgeted for capital expenditures and $15.4 million of which is budgeted for initial inventory and pre-opening costs. Dollar Tree's total planned capital expenditures for 1998 are approximately $50 million, including approximately $20 million relating to the Olive Branch distribution center and including planned expenditures for expanded and relocated stores, additional equipment for the distribution centers and computer system upgrades.

    On September 27, 1996, Dollar Tree entered into an amended and restated credit agreement with its banks which currently provides for a $135 million unsecured revolving credit facility to be used for working capital, letters of credit and development needs, bearing interest at the agent bank's prime rate or LIBOR plus a spread, at Dollar Tree's option. As of December 31, 1997, the interest rate was approximately 6.5%. The credit agreement, among other things, requires the maintenance of certain specified ratios, restricts the amount of capital expenditures, restricts the payments of cash dividends and other distributions, limits the amount of debt, prohibits a change in control of Dollar Tree, establishes minimum beneficial ownership requirements of the founding shareholders and requires that aggregate borrowings must be paid down to a specified amount for at least 30 consecutive days at any time between December 1 and March 1 through March 1, 2000. The original maturity date of the facility was May 31, 2000, which was extended to May 31, 2002 in 1997.

    On April 30, 1997, Dollar Tree issued $30 million of 7.29% unsecured Senior Notes. The proceeds from the issuance of the Notes were used to pay down a portion of the revolving credit facility, which enabled Dollar Tree to use that credit facility to fund capital expenditures for the new Store Support Center. Dollar Tree pays interest on the Notes semi-annually on April 30 and October 30 each year and will pay principal in five equal annual installments of $6 million beginning April 30, 2000. The Note holders have the right to require Dollar Tree to prepay the Notes in full without premium upon a change of control or upon certain asset dispositions or certain other transactions by Dollar Tree. The Note agreements, among other things, prohibit certain mergers and consolidations in which Dollar Tree is not the surviving company, require the maintenance of certain specified ratios, require that the Notes rank PARI PASSU with

Dollar Tree's other debt and limit the amount of Company debt. In the event of default or a prepayment at the option of Dollar Tree, Dollar Tree is required to pay a prepayment penalty equal to a make-whole amount.

RECENT DEVELOPMENTS

    On May 20, 1998, Dollar Tree entered into a Loan Agreement with the Mississippi Business Finance Corporation ("MBFC") under which the MBFC issued Taxable Variable Rate Demand Revenue Bonds (the "Bonds") in an aggregate principal amount of $19.0 million, to finance the acquisition, construction, and installation of land, buildings, machinery, and equipment for Dollar Tree's new distribution facility in Olive Branch, Mississippi. At June 30, the balance outstanding on the Bonds is $3.0 million. The Company begins repayment of the principal amount of the Bonds beginning on June 1, 2006, with a portion maturing each June 1 until the final portion matures on June 1, 2018. Interest is payable monthly based on a variable interest rate which was 5.65% at June 30, 1998.

    The Bonds are supported by a $19.3 million Letter of Credit issued by one of Dollar Tree's existing lending banks. The Letter of Credit is renewable annually. The Letter of Credit and Reimbursement Agreement requires, among other things, the maintenance of certain specified ratios and restricts the amount of capital expenditures and the payment of dividends.

    Except for the cost of the new Olive Branch facility, Dollar Tree believes that it can adequately fund its planned capital expenditures and working capital requirements for the next several years from net cash provided by operations and availability under its credit facilities.

SEASONALITY AND QUARTERLY FLUCTUATIONS

    Dollar Tree has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for Dollar Tree are the Christmas and Easter seasons. A disproportionate amount of Dollar Tree's net sales and a substantial majority of Dollar Tree's operating and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, Dollar Tree purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason Dollar Tree's net sales were below seasonal norms during the fourth quarter or Easter season, including as a result of merchandise delivery delays due to receiving or distribution problems, Dollar Tree's operating results, particularly operating and net income, could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first quarter, and Dollar Tree expects this trend to continue. Dollar Tree's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of certain holidays (including Easter), the timing of new store openings, the net sales contributed by new stores and the merchandise mix.


    The following table sets forth certain unaudited results of operations for the last three quarters of 1996, each quarter of 1997 and the first two quarters of 1998. The unaudited information has been prepared on the same basis as the audited consolidated financial statements incorporated herein by reference and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of results for any future period. Although Dollar Tree has experienced significant increases in comparable store net sales historically, management believes that any increases in comparable net sales in the future may be smaller than those experienced historically.

                                                                      QUARTER ENDED
                        ----------------------------------------------------------------------------------------------------------
                         JUNE 30,   SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,   SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,
                           1996        1996        1996        1997        1997        1997        1997        1998        1998
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                                                  (DOLLARS IN THOUSANDS)
Net sales.............  $  102,689  $  110,588  $  194,785  $  117,746  $  129,332  $  142,386  $  246,009  $  150,834  $  173,864
Gross profit..........  $   35,659  $   41,890  $   75,518  $   41,291  $   46,164  $   53,836  $   97,066  $   54,968  $   64,718
Operating income......  $    7,586  $   11,134  $   38,919  $    6,243  $   10,588  $   15,065  $   49,898  $   11,828  $   18,156
Stores open at end of
  period..............         686         712         737         767         812         865         887         924         980
Comparable store net
  sales increases.....        1.5%         4.3%        7.6%       10.9%        8.2%        7.4%        5.5%        5.4%       12.0%


INFLATION AND OTHER ECONOMIC FACTORS

    Dollar Tree's ability to provide quality merchandise at the $1.00 price point is subject to certain economic factors which are beyond Dollar Tree's control, including inflation, minimum wage levels, operating costs, consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable and in particular that hourly minimum wage rates, health care costs, or other costs will remain at current levels. The federally mandated minimum wage increased by $0.50 per hour on October 1, 1996 and by an additional $0.40 per hour on September 1, 1997. These changes increased payroll costs by approximately $2 million during 1997, and management believes that the increase in 1998 payroll costs due to the minimum wage changes will be greater than in 1997. In February 1998, President Clinton announced support for a plan that would raise the minimum wage by an additional $0.50 per hour in January 1999 and an additional $0.50 per hour in 2000. In March 1998, Congressional Republicans announced their intention to block consideration of an increase in the minimum wage in 1998. Based on the proposals before the Congress, management believes that a proposed increase, if eventually passed into law, may have a significantly greater impact on payroll costs than the increases in the minimum wage implemented in 1996 and 1997. Unless offsetting cost savings are realized (and no assurance can be given that they will be), an increase in inflation, minimum wage levels or other operating costs, or a decline in consumer confidence or general economic conditions, could have a material adverse effect on Dollar Tree's business and results of operations, especially given the constraints on Dollar Tree's ability to pass on incremental costs through price increases.

YEAR 2000 COMPLIANCE

    Dollar Tree utilizes a significant number of in-house and vendor-supplied computer software programs across its entire organization, including applications used in purchasing, distribution, retail store management, financial business systems and various administrative functions. To the extent that Dollar Tree's software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000" and beyond, some level of modification or replacement of such applications will be necessary.

    Dollar Tree has conducted a preliminary assessment of its computer systems and made inquiries regarding the computer systems of other entities with which Dollar Tree does business, such as contractors, suppliers and creditors. Management believes that Dollar Tree's internal systems, including computer programs housed on its mainframe and those used to accumulate data from its stores, are currently Year 2000 compliant. Given information known at this time about Dollar Tree's systems, management does not expect Year 2000 compliance costs to have a material adverse impact on Dollar Tree's business or results of operations. No assurance can be given, however, that unanticipated or undiscovered Year 2000 compliance problems will not have a material adverse effect on Dollar Tree's business or results of operations. In addition, if Dollar Tree's significant contractors, suppliers or creditors do not successfully achieve Year 2000 compliance, Dollar Tree's business and operations could be adversely affected.

NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has issued Statements No. 130, REPORTING COMPREHENSIVE INCOME (SFAS 130), No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (SFAS 131) and No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS 133). SFAS 130 and SFAS 131 are effective for Dollar Tree beginning January 1998 and for the year ended December 31, 1998, respectively. SFAS 130 is currently not applicable for Dollar Tree. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The impact of SFAS 133 is being reviewed by Dollar Tree.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES, on April 3, 1998. It requires pre-opening costs to be expensed as incurred for fiscal years beginning after December 15, 1998 and the impact of the implementation of this SOP is not expected to be material to Dollar Tree's financial results.

                SELECTED HISTORICAL FINANCIAL DATA OF STEP AHEAD


    The following table sets forth for the periods indicated selected financial data for Step Ahead. The selected income statement and balance sheet data presented below for the fiscal years ended January 2, 1994, January 1, 1995, January 28, 1996, January 26, 1997 and January 25, 1998 have been derived from Step Ahead Investments, Inc. financial statements that have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The selected income statement and balance sheet data presented below for the fiscal six months ended July 27, 1997 and July 26, 1998 have been derived from the unaudited financial statements of Step Ahead Investments, Inc. which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair statement of the financial data shown. The results of operations for the fiscal six months ended July 26, 1998 are not necessarily indicative of the results to be expected for the entire current fiscal year. This information should be read in conjunction with the financial statements and notes thereto and "Step Ahead Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus/Proxy Statement.



                                                                                                            FISCAL SIX MONTHS ENDED
                                                                    FISCAL YEAR ENDED
                                               -----------------------------------------------------------  ------------------------
                                                JAN. 2,     JAN. 1,     JAN. 28,     JAN. 26,     JAN 25,    JULY 27,     JULY 26,
                                                 1994       1995(1)      1996(1)       1997        1998        1997         1998
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                      AND SALES PER SELLING SQUARE FOOT DATA)
INCOME STATEMENT DATA:
Net sales....................................  $  38,457   $  47,051    $  55,038    $  71,263   $  92,940   $  41,244    $  52,430
Cost of sales................................     29,270      34,918       39,837       50,738      66,696      30,163       37,160
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
  Gross profit...............................      9,187      12,133       15,201       20,525      26,244      11,081       15,270
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Selling, general and administrative expenses:
  Operating expenses.........................     10,032      10,173       12,782       16,595      22,006       9,918       12,132
  Depreciation and amortization..............        403         529          651          899       1,332         611          794
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
    Total....................................     10,435      10,702       13,433       17,494      23,338      10,529       12,926
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Operating income (loss)......................     (1,248)      1,431        1,768        3,031       2,906         552        2,344
Interest expense, net........................        245         380          358          450         665         299          487
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Income (loss) before income taxes............     (1,493)      1,051        1,410        2,581       2,241         253        1,857
Provision for income taxes...................          1          48          267        1,068         887         109          725
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Net income (loss)............................  $  (1,494)  $   1,003    $   1,143    $   1,513   $   1,354   $     144    $   1,132
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
INCOME (LOSS) PER SHARE DATA(2):
Basic net income (loss) per share............  $   (1.25)  $    0.84    $    0.95    $    1.25   $    1.08   $    0.11    $    0.90
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Diluted net income (loss) per share..........  $   (1.25)  $    0.71    $    0.80    $    1.05   $    0.86   $    0.09    $    0.69
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Weighted average number of common shares
  outstanding, in thousands(2)...............      1,200       1,200        1,201        1,210       1,258       1,253        1,261
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
Weighted average number of common shares and
  dilutive potential common shares
  outstanding,
  in thousands(2)............................      1,200       1,422        1,423        1,439       1,570       1,572        1,643
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------

                                                                                                            FISCAL SIX MONTHS ENDED
                                                                    FISCAL YEAR ENDED
                                               -----------------------------------------------------------  ------------------------
                                                JAN. 2,     JAN. 1,     JAN. 28,     JAN. 26,     JAN 25,    JULY 27,     JULY 26,
                                                 1994       1995(1)      1996(1)       1997        1998        1997         1998
                                               ---------  -----------  -----------  -----------  ---------  -----------  -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                      AND SALES PER SELLING SQUARE FOOT DATA)
SELECTED OPERATING DATA:
Number of stores open at end of period(3)....         30          33           38           48          59          54           62
Net sales growth.............................       25.1%       22.3%        17.0%        29.5%       30.4%       35.9%        27.1%
Comparable store net sales increase
  (decrease)(4)..............................       (8.3)%        1.5%        3.3%         2.1%        5.9%        6.2%        12.3%
Average net sales per store(5)...............  $   1,280  $    1,380   $    1,482   $    1,504   $   1,599  $      754   $      813
Average net sales per selling square foot(3
  and 5).....................................  $     173  $      164   $      164   $      161   $     160  $       76   $       81


                                                                                  AS OF
                                                --------------------------------------------------------------------------
                                                 JAN. 2      JAN. 1,     JAN. 28,     JAN. 26,     JAN. 25,     JULY 27,
                                                  1994       1995(1)      1996(1)       1997         1998         1997
                                                ---------  -----------  -----------  -----------  -----------  -----------
                                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...............................  $   1,084   $   1,515    $   1,971    $   1,323    $   1,936    $   1,167
Total assets..................................     10,879      12,113       16,013       24,537       30,012       28,201
Total debt....................................      3,367       2,258        5,318        8,686       10,045        9,899
Shareholders' equity..........................        695       1,698        2,672        4,258        6,127        4,914


                                                 JULY 26,
                                                   1998
                                                -----------

BALANCE SHEET DATA:
Working capital...............................   $   1,946
Total assets..................................      31,926
Total debt....................................      11,964
Shareholders' equity..........................       7,275


------------------------

(1) Effective January 30, 1995, Step Ahead changed its fiscal year from a 52-week period ending on the Sunday nearest December 31 to the last Sunday in January. For this reason, the results of operations for the four week period ended January 29, 1995 are not included in the results of operations for the fiscal year ended January 1, 1995 or for the fiscal year ended January 28, 1996. The audited net loss for this four week period was $0.169 million.

(2) Basic and diluted income (loss) per share data have been computed by dividing net income by the weighted average number of common shares outstanding, and by the weighted average number of common shares and dilutive potential common shares outstanding, respectively. Dilutive potential common shares include all outstanding stock options after applying the treasury stock method unless they would have an antidilutive effect on net income per share.

(3) Step Ahead closed one store in fiscal 1996. All stores are located in strip centers or are free standing.

(4) Comparable store net sales increase compares net sales for stores during the entire two periods compared.


(5) For stores open the entire period presented. Results for the fiscal six months ended July 26, 1998 may not be indicative of full year average net sales per store or average net sales per selling square foot due to seasonal fluctuations in sales. See "Step Ahead Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

               STEP AHEAD MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with Step Ahead's financial statements and notes thereto and the other financial data included elsewhere in this Prospectus/Proxy Statement.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain selected income statement data as a percentage of net sales:


                                                                                                    FISCAL SIX MONTHS
                                                                    FISCAL YEAR ENDED                     ENDED
                                                          -------------------------------------  ------------------------
                                                           JAN. 28,     JAN. 26,     JAN. 25,     JULY 27,     JULY 26,
                                                             1996         1997         1998         1997         1998
                                                          -----------  -----------  -----------  -----------  -----------
Net sales...............................................       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales...........................................        72.4         71.2         71.8         73.2         70.9
                                                               -----        -----        -----        -----        -----
  Gross profit..........................................        27.6         28.8         28.2         26.8         29.1
Selling, general and administrative expenses:
  Operating expenses....................................        23.2         23.3         23.7         24.0         23.1
  Depreciation and amortization.........................         1.2          1.3          1.4          1.5          1.5
                                                               -----        -----        -----        -----        -----
    Total...............................................        24.4         24.6         25.1         25.5         24.6
                                                               -----        -----        -----        -----        -----
Operating income........................................         3.2          4.2          3.1          1.3          4.5
Interest expense........................................         0.7          0.6          0.7          0.7          0.9
                                                               -----        -----        -----        -----        -----
Income before income taxes..............................         2.5          3.6          2.4          0.6          3.6
Provision for income taxes..............................         0.4          1.5          0.9          0.3          1.4
                                                               -----        -----        -----        -----        -----
Net income..............................................         2.1%         2.1%         1.5%         0.3%         2.2%
                                                               -----        -----        -----        -----        -----
                                                               -----        -----        -----        -----        -----



FISCAL SIX MONTHS ENDED JULY 27, 1997 COMPARED TO THE FISCAL SIX MONTHS ENDED
  JULY 26, 1998



    Net sales increased $11.2 million, or 27.1%, to $52.4 million for the fiscal six months ended July 26, 1998, from $41.2 million for the fiscal six months ended July 27, 1997. Of this increase, (i) approximately 61.6%, or $6.9 million, was attributable to stores opened in 1997 and 1998 which are not included in Step Ahead's comparable store net sales calculation, and (ii) approximately 38.4%, or $4.3 million, was attributable to comparable store net sales growth, which represented a 12.3% increase over comparable store net sales in the corresponding period of the prior year. Because substantially all Step Ahead's products sell for 98 CENTS, the increase in comparable store net sales was a direct result of increased unit volume. Management believes that comparable store net sales increases were driven primarily by a strong in-stock position, the impact of a reorganized retail management structure, an improved merchandise mix, and better merchandising. Step Ahead opened three net new stores during the fiscal six months ended July 26, 1998, compared to opening six net new stores during the fiscal six months ended July 27, 1997.



    Gross profit, which consists of net sales less cost of sales, increased $4.2 million, or 37.8% to $15.3 million in the fiscal six months ended July 26, 1998 from $11.1 million in the fiscal six months ended July 27, 1997. As a percentage of net sales, gross profit increased to 29.1% from 26.8%, primarily due to reduced merchandise costs and a reduction in inventory shrinkage as a percentage of net sales.



    Selling, general and administrative expenses ("SGA"), which include operating expenses and depreciation and amortization, increased $2.4 million, or 22.8%, to $12.9 million, in the fiscal six months ended July 26, 1998 from $10.5 million in the fiscal six months ended July 27, 1997, and decreased as a percentage of net sales to 24.6% from 25.5% during the same period in 1997. This decrease in SGA expense, as a percentage of net sales, resulted primarily from the expense leverage gained through increases in comparable store net sales.



    Operating income increased $1.8 million, or 324.6%, to $2.3 million for the fiscal six months ended July 26, 1998 from $0.6 million for the comparable period in 1997, and increased as a percentage of net sales to 4.5% from 1.3% during the same period in 1997 for the reasons noted above.


FISCAL YEAR ENDED JANUARY 26, 1997 COMPARED TO FISCAL YEAR ENDED JANUARY 25,
  1998

    Net sales increased $21.6 million, or 30.4%, to $92.9 million for fiscal 1997, from $71.3 million for fiscal 1996. Of this increase, (i) approximately 85.9%, or $18.5 million, was attributable to stores opened in fiscal years 1996 and 1997, which are not included in Step Ahead's comparable store net sales calculation, and (ii) approximately 14.1%, or $3.1 million, was attributable to comparable store net sales growth, which represented a 5.9% increase over comparable store net sales for fiscal 1996. Because substantially all of Step Ahead's products sell for 98 CENTS, the increase in comparable store net sales was a direct result of increased unit volume. Management believes that comparable store net sales increases were driven primarily by bolstering in-stock position. Step Ahead opened 11 net new stores during fiscal 1997, compared to 10 net new stores opened during fiscal 1996.

    Gross profit increased $5.7 million, or 27.9%. As a percentage of net sales, gross profit decreased to 28.2% from 28.8%, primarily due to an increase in inventory shrinkage and freight and distribution costs, partially offset by reduced merchandise costs.

    SGA increased $5.8 million, or 33.4%. As a percentage of net sales, SGA increased to 25.1% from 24.5%, primarily due to reserves established for wholesale accounts receivable and certain professional fees related to corporate financing activities.

    Operating income decreased $0.1 million, or 4.1%, to $2.9 million for fiscal 1997 from $3.0 million for fiscal 1996, and decreased as a percentage of net sales to 3.1% from 4.3% during the same period for the reasons noted above.

    Interest expense, net increased $0.2 million to $0.7 million in fiscal 1997 compared to $0.5 million in fiscal 1996. This increase was primarily a result of additional borrowings under Step Ahead's line of credit facility to finance working capital requirements.

FISCAL YEAR ENDED JANUARY 28, 1996 COMPARED TO FISCAL YEAR ENDED JANUARY 26,
  1997

    Net sales increased $16.2 million, or 29.5%, to $71.3 million for fiscal 1996, from $55.0 million for fiscal 1995. Of this increase, (i) approximately 94.2%, or $15.3 million, was attributable to stores opened in fiscal years 1995 and 1996, which are not included in Step Ahead's comparable store net sales calculation, and (ii) approximately 5.8%, or $0.9 million, was attributable to comparable store net sales growth, which represented a 2.1% increase over comparable store net sales for fiscal 1995. Because substantially all of Step Ahead's products sell for 98 CENTS, the increase in comparable store net sales was a direct result of increased unit volume. Management believes comparable store net sales increases were driven primarily by a strong in-stock position. Step Ahead opened 10 net new stores during fiscal 1996, compared to 5 net new stores opened during fiscal 1995.

    Gross profit increased $5.3 million, or 35.0%. As a percentage of net sales, gross profit increased to 28.8% from 27.6% in 1995 primarily due to reduced merchandise costs and reduced inventory shrinkage.

    SGA increased $4.1 million, or 30.2%. As a percentage of net sales, SGA remained unchanged at approximately 24.5%.

    Operating income increased $1.2 million, or 71.4%, to $3.0 million for fiscal 1996 from $1.8 million for fiscal 1995, and increased as a percentage of net sales to 4.3% from 3.2% during the same period for the reasons noted above.

    Interest expense, net increased $0.1 million to $0.5 million in fiscal 1996 compared to $0.4 million in fiscal 1995. This increase was primarily a result of additional borrowings under Step Ahead's line of credit facility to finance working capital requirements partially offset by lower interest rates in 1996.

LIQUIDITY AND CAPITAL RESOURCES

    Step Ahead's ongoing capital requirements result primarily from capital expenditures related to new store openings and working capital requirements related to new and existing stores. Step Ahead's working capital requirements for existing stores are seasonal in nature and typically reach their peak near the end of the third and beginning of the fourth quarter of the year. Historically, Step Ahead has met its seasonal working capital requirements for existing stores and funded its store expansion program from internally generated funds and borrowings under its credit facilities.


    During fiscal years 1995, 1996, 1997 and the fiscal six months ended July 26, 1998, net cash provided by (used in) operations was ($1.9) million, ($1.6) million, $0.4 million and ($0.6) million, respectively. The net cash used in operations during fiscal years 1995 and 1996 was used primarily to build inventory levels for new stores opened. Net cash provided by operating activities for fiscal 1997 was primarily due to a decrease in the restricted cash balance, related to the timing of line of credit draw downs, partially offset by cash used in building inventory levels for new stores opened. Net cash used in operating activities in the fiscal six months ended July 26, 1998 was primarily attributable to a reduction in trade accounts payable due to shorter negotiated terms and generally faster payments to vendors. Net cash used in investing activities during the same periods was $0.8 million, $2.3 million, $2.4 million and $1.2 million, respectively. Net cash used in investing activities consisted primarily of capital expenditures relating to new store expansion and systems development and hardware costs. Net cash provided by financing activities during the same periods was $3.2 million, $3.3 million, $1.9 million and $1.9 million, resulting primarily from changes in Step Ahead's line of credit used to fund seasonal working capital needs.


    In 1997, the average net cash investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $277,000 per store. Step Ahead's cash needs for opening new stores in 1998 are expected to total approximately $1.9 million, $0.9 million of which is budgeted for capital expenditures and $1.1 million of which is budgeted for initial inventory and pre-opening costs.


    Step Ahead's borrowings under its line of credit facility were $11.3 million at July 26, 1998, and $9.0 million at July 27, 1997. Under Step Ahead's line of credit facility, an additional $3.7 million was available at July 26, 1998 subject to borrowing base limitations.


SEASONALITY AND QUARTERLY FLUCTUATIONS

    Step Ahead has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for Step Ahead are the Christmas, Halloween and Easter seasons. A disproportionate amount of Step Ahead's net sales and a substantial majority of Step Ahead's operating and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, Step Ahead purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. Historically, net sales, operating income and net income have been weakest during the second and third quarters, and Step Ahead expects this trend to continue. Step Ahead's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of certain holidays (including Easter and Halloween) with respect to Step Ahead's fiscal quarters, the timing of new store openings, the net sales contributed by new stores and the merchandise mix.


    The following table sets forth certain unaudited results of operations for the last three fiscal quarters of 1996, each fiscal quarter of 1997 and the first two fiscal quarters of 1998. The unaudited information has been prepared on the same basis as Step Ahead's audited financial statements included elsewhere herein and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair statement of the financial data shown. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                     FISCAL QUARTER ENDED
                            ------------------------------------------------------------------------------------------------------
                             JULY 28,     OCT. 27,     JAN. 26,     APR. 27,     JULY 27,     OCT. 26,     JAN. 25,     APR. 26,
                               1996         1996         1997         1997         1997         1997         1998         1998
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                    (DOLLARS IN THOUSANDS)
Net sales.................   $  15,758    $  17,203    $  23,715    $  20,402    $  20,842    $  22,799    $  28,897    $  25,862
Gross profit..............       4,491        4,801        7,014        5,434        5,646        6,235        8,929        7,696
Operating income..........         384          349        1,867          347          202          383        1,974        1,528
Stores open at end of
  period..................          42           45           48           52           54           58           59           59
Comparable store net sales
  increases...............         3.0%         3.0%         6.4%         4.6%         7.7%         3.2%         6.8%        12.1%


                             JULY 26,
                               1998
                            -----------

Net sales.................   $  26,568
Gross profit..............       7,574
Operating income..........         816
Stores open at end of
  period..................          62
Comparable store net sales
  increases...............        12.5%


INFLATION AND OTHER ECONOMIC FACTORS

    Step Ahead's ability to provide quality merchandise at the 98 CENTS price point is subject to certain economic factors which are beyond Step Ahead's control, including inflation, minimum wage levels, operating costs, consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable and in particular that either hourly minimum wage rates or other costs will remain at current levels. See "Risk Factors--Risks Related to Step Ahead--Adverse Economic Factors."

YEAR 2000 COMPLIANCE

    Step Ahead utilizes a number of in-house and vendor-supplied computer software programs across its organization, including applications used in managing, purchasing, distribution, retail store operations and financial reporting. To the extent that Step Ahead's software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000" and beyond, some level of modification or replacement of such applications will be necessary.


    Given information known at this time about Step Ahead's systems, management does not expect Year 2000 compliance costs to have a material adverse impact on Step Ahead's business or results of operations. No assurance can be given, however, that Year 2000 compliance problems will not have a material adverse effect on Step Ahead's business or results of operations. In addition, if Step Ahead's significant contractors, suppliers or creditors do not successfully achieve Year 2000 compliance, Step Ahead's business and operations could be adversely affected.


NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has issued Statements No. 130, REPORTING COMPREHENSIVE INCOME (SFAS 130), No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (SFAS 131) and No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS 133). SFAS 130 and SFAS 131 are effective for Step Ahead beginning in fiscal 1998. SFAS 130 is currently not applicable for Step Ahead. SFAS 133 is effective for fiscal quarters of fiscal years beginning after June 15, 1999. The impact of SFAS 133 is being reviewed by Step Ahead.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES, on April 3, 1998. It requires pre-opening costs to be expensed as incurred for fiscal years beginning after December 15, 1998.

                       INFORMATION CONCERNING DOLLAR TREE
                                    BUSINESS

OVERVIEW

    Dollar Tree was established in 1986 by J. Douglas Perry, Dollar Tree's Chairman, Macon F. Brock, Jr., Dollar Tree's President and Chief Executive Officer, and H. Ray Compton, Dollar Tree's Executive Vice President (the "Founders"). Messrs. Perry and Brock began their careers in the variety store business in 1969, working in a "five and dime" variety store owned by Mr. Perry's father. In 1970, they, along with Mr. Perry's father, founded K&K Toys. Under their management and that of Mr. Compton, who joined K&K Toys in 1979, K&K Toys expanded to 136 stores and was one of the largest mall-based toy retailers in the United States, based on number of stores, when it was sold in October 1991.

    In the mid 1980s, the Founders saw the opportunity to expand the variety store concept into a new type of store, the "dollar store." In the 1980s, traditional discount variety stores (such as Woolworth) were encountering increasing competition from new mass merchandisers (such as Wal-Mart) and smaller format, low price variety stores (such as Dollar General), both formats emphasizing selection and value. In November 1986, Dollar Tree Stores opened five variety stores using the $1.00 price point. From November 1986 through October 1991, Dollar Tree increased the number of stores to 171, while continuing to develop the Dollar Tree concept. During this period, Dollar Tree benefitted from the Founders' familiarity with variety store retailing and from the existing infrastructure of K&K Toys, with whom Dollar Tree shared certain operating functions and expenses.

    Following the sale of K&K Toys in 1991, the Founders focused their attention solely on Dollar Tree and effected a number of strategic changes, including (i) shifting Dollar Tree's merchandising focus away from closeout merchandise towards its current emphasis on providing selection and value in traditional variety store categories, (ii) focusing its expansion strategy on strip center locations, (iii) accelerating Dollar Tree's expansion program and (iv) improving the depth of the management team and breadth of operational controls.

    Dollar Tree has opened over 90 new stores in each of the last three years. Dollar Tree stores have been successful in major metropolitan areas, mid-sized cities and small towns with populations under 25,000, and management believes that Dollar Tree stores can perform well in a variety of locations. Dollar Tree is focusing its expansion strategy on strip center locations anchored by strong mass merchandisers such as Wal-Mart, whose target customers management believes are similar to those of Dollar Tree.

BUSINESS STRATEGY

    Dollar Tree's goal is to continue its leadership position in the $1.00 price point segment of the discount retail industry. Factors contributing to the success of Dollar Tree's operations include:

    VALUE OFFERING. Dollar Tree's management strives to exceed its customers' expectations of the range and quality of products that can be purchased for $1.00. Management believes that many of the items Dollar Tree sells for $1.00 are typically sold for higher prices elsewhere. Dollar Tree is able to offer such value in part by purchasing a substantial portion of its products directly from foreign manufacturers, allowing Dollar Tree to pass on savings to the customer. In addition, direct relationships with both domestic and foreign manufacturers permit broad product selection, customized packaging and frequently the ability to obtain larger sizes and higher package quantities.

    CHANGING MERCHANDISE MIX. Dollar Tree supplements its wide assortment of quality everyday core merchandise with a changing mix of new and exciting products, including seasonal goods, such as summer toys, back-to-school products and Christmas wrapping paper and, to a limited extent, selected closeout merchandise. Closeouts comprise no more than 15% of merchandise purchased at cost. Dollar Tree also takes advantage of the availability of lower priced, private label goods, which are comparable to national name brands.

    STRONG AND CONSISTENT STORE LEVEL ECONOMICS. Dollar Tree believes that its attractive store level economics and the flexibility of its real estate strategy provide it with a wide range of real estate opportunities and will facilitate its continued expansion. Dollar Tree's stores have historically been profitable within the first full year of operation, with an average store level operating income of approximately $163,000 (approximately 22% of net sales) for stores whose first full year of operation was 1997. In addition, the operating performance of Dollar Tree's stores has been very consistent, with over 90% of Dollar Tree's stores opened for the entire year having store level operating income margins in excess of 15% for 1997.

    COST CONTROL. Given Dollar Tree's pricing structure, Dollar Tree believes that maintaining sufficient margins and tight control over store expenses, corporate expenses and inventories is critical to its success. Dollar Tree closely manages both retail inventory shrinkage and retail markdowns of inventory, limiting each to an average of less than 2.5% of annual net sales over the last five years. In the past five years, Dollar Tree has maintained gross profit margins in the 36.5% to 37.5% range and increased its operating income margin from 11.2% (excluding recapitalization expenses) to 12.9%. In 1996, as a result of the Dollar Bills acquisition, gross profit margin was slightly impacted by a shift in merchandise mix toward higher levels of domestic, consumable merchandise (for instance, food and health and beauty aids), which generally carry a higher merchandise cost. In 1997, gross profit margin returned to levels experienced prior to the acquisition.

    EXPERIENCED RETAIL MANAGEMENT TEAM. Each of Dollar Tree's three senior executive officers, Macon F. Brock, Jr., J. Douglas Perry and H. Ray Compton, has between 19 and 29 years of experience in the retail industry, and they have worked together for the past 19 years. Additionally, Dollar Tree's nine Vice Presidents have significant experience in their areas of operational expertise.

GROWTH STRATEGY

    The primary factors contributing to Dollar Tree's net sales growth have been new store openings and comparable store net sales increases, as well as the January 1996 acquisition of Dollar Bills. For the five years ended December 31, 1997, net sales increased at a compound annual growth rate of 39.5% and operating income increased at a compound annual growth rate of 44.4%. Management anticipates that the primary sources of future sales growth will be new store openings and to a lesser degree sales increases from expanded and relocated stores and comparable store net sales increases. Management anticipates expanding by approximately 200 to 205 stores in 1998, 93 of which have been added as of June 30, 1998. Dollar Tree's expansion plans include increasing its presence in its existing markets to take advantage of market opportunities and efficiencies in distribution and field management and selectively entering new markets. Management believes that any future increases in comparable store net sales may be smaller than those experienced historically, and that decreases in average net sales per selling square foot will occur as the average store size increases.

    Dollar Tree's real estate strategy allows Dollar Tree the flexibility of opening stores in a variety of locations. Management believes that Dollar Tree stores can perform well in strip center locations and selected mall locations. Dollar Tree is currently concentrating on strip center locations anchored by strong mass merchandisers such as Wal-Mart, Kmart and Target, whose target customers management believes are similar to those of Dollar Tree. Although strip center locations typically have lower sales per selling square foot, strip center locations benefit from lower total investment requirements and lower occupancy costs than mall based locations. Dollar Tree stores have been successful in major metropolitan areas such as Washington/Baltimore, mid-sized cities such as Norfolk, Virginia, and small towns with populations under 25,000. Management also believes that its stores have a relatively small shopping radius, which permits the concentration of multiple stores in a single market.

MERCHANDISING AND STORE FORMAT

    Dollar Tree's primary goal in merchandising is to offer a wide assortment of products in traditional variety store categories which exceed customer expectations of the value available for $1.00. Dollar Tree seeks to accomplish this goal by: (i) offering a balanced mix of everyday core products and changing products in traditional variety store categories, (ii) maintaining a disciplined, global purchasing program and (iii) emphasizing the effective presentation of merchandise in the stores.

    MERCHANDISE MIX. Management believes its merchandise mix differentiates Dollar Tree from other discount variety stores selling at the $1.00 price point. Dollar Tree's stores offer a well stocked selection of core and changing products within the traditional variety store categories, although the actual items and brands offered at any one time will vary. The traditional variety store categories featured in Dollar Tree stores include housewares, seasonal goods, food, toys, health and beauty aids, gifts, party goods, stationery, books, hardware and other consumer items.

    Dollar Tree utilizes seasonal merchandise and, to a limited extent, selected closeout merchandise to add to the variety and freshness in the stores' merchandise. Seasonal goods include summer toys, back-to-school products and Christmas wrapping paper. Dollar Tree purchases closeout merchandise, which management believes can be effective in generating recognized value and excitement, as opportunities present themselves, but limits the percentage of total inventory represented by closeout merchandise to less than 15%.

    When the opportunity presents itself, Dollar Tree purchases items which it prices at two for $1.00. These items provide sufficient value to the customer without compromising Dollar Tree's margin goals. These items are the only items in the store on which a price tag is used, and customers may buy only one item if desired.

    During 1996, the merchandise mix at the Dollar Bills stores was adjusted to more closely reflect the broad variety traditionally offered by Dollar Tree. In turn, the merchandise mix at the Dollar Tree stores was supplemented with increased domestic consumable products of the type normally carried at the Dollar Bills stores.

    PURCHASING. Management believes that its disciplined purchasing program, its relationships with its suppliers and the exclusive focus of its buying power at the $1.00 price point contribute to its successful purchasing strategy. Dollar Tree believes that offering perceived as well as real value to its customers while maintaining target merchandise margins in its purchasing program is critical to its success.

    Dollar Tree purchases merchandise from 650 to 750 vendors annually, buying both directly from manufacturers and indirectly from trading companies and brokers. No vendor accounted for 10% or more of total merchandise purchased in any of the last five calendar years. New vendors are used frequently to offer competitive, yet varied, product selection and to maintain high levels of value.

    Dollar Tree deals with its suppliers principally on an order-by-order basis and has no long-term purchase contracts or other contractual assurance of continued supply or pricing. While there can be no assurance of a continuing and increasing supply of quality merchandise suitable to be priced by Dollar Tree at $1.00, management believes that such merchandise will be available in sufficient quantities to meet Dollar Tree's plans for future growth.

    In 1996 and 1997, Dollar Tree imported approximately 32% and 34%, respectively, of its merchandise based on cost and approximately 35% and 38%, respectively, of its merchandise based on retail, directly from vendors located abroad, primarily in Hong Kong and Taiwan (through which Dollar Tree's Chinese imports flow), Thailand, Italy, Mexico and Indonesia. Dollar Tree expects imports to continue to account for approximately 35% to 40% of total purchases at retail. In addition, Dollar Tree believes that a substantial portion of the goods Dollar Tree purchases from domestic vendors is indirectly imported from foreign countries. China is the source for a substantial majority of Dollar Tree's direct imports and, Dollar

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Tree believes, is also the largest source of its indirect imports. See "Risk
Factors--Risks Related to Dollar Tree--Risks Associated with Imports."

    VISUAL MERCHANDISING. Management believes that the presentation of its merchandise is critical to communicating value and excitement to its customers. Stores are attractively designed with the use of vibrant colors, uniform decorative signage and supportive accent lighting. The stores are bright and carpeted and provide background music, helping to create an inviting atmosphere for shoppers. Dollar Tree uses a variety of very adaptable merchandising fixtures, including slat walls, bins and shelving, and adjustable gift displays to allow flexibility and the shifting of the merchandise mix to feature seasonal merchandise. Some of these fixtures have been specifically designed for Dollar Tree, such as the customized shelf display designed to promote the store's porcelain gift products at the front of the stores. Dollar Tree maintains a Field Merchandising and Store Opener Group to coordinate visual presentation in stores throughout the chain and expedite the store opening process. Dollar Tree relies on attractive exterior signage and in-store merchandising as its primary form of advertising and generally does not utilize other forms of advertising.

    Merchandise is displayed in densely stocked bins and shelves and organized by category according to a standard store layout plan used throughout the chain. The wide variety, value and freshness of merchandise at the $1.00 price point and lively appearance of the store create excitement for customers that management believes results in high store traffic, high sales volume and an environment which encourages "impulse" purchases. Night stocking and "recovery" of the stores help maintain the stores' clean and neat appearance as well as ensure that the maximum amount of merchandise is displayed, particularly in the busy fourth quarter. The size of the store, standard layout, merchandising by category, pricing structure and convenient locations combine for a time-efficient shopping experience for the customer.

    Centralized check-out at the front of the store and the even-dollar pricing policy ensure that customers are not kept waiting. Dollar Tree does not have a point-of-sale system, and credit cards are not accepted.

SITE SELECTION AND STORE LOCATIONS

    Dollar Tree maintains a disciplined, cost-sensitive approach to site selection, favoring strip centers and selected enclosed malls. In the last five years, Dollar Tree has opened primarily strip center based stores, which have historically required lower initial capital investment and generated higher operating margins than mall stores. Dollar Tree favors opening new stores in strip center locations anchored by strong mass merchandisers such as Wal-Mart, Kmart and Target, whose target customers management believes are similar to those of Dollar Tree. Dollar Tree has also begun to open more stores in neighborhood centers anchored by large grocery retailers. Dollar Tree stores have been successful in major metropolitan areas, mid-sized cities and small towns with populations under 25,000, and management believes that Dollar Tree stores can perform well in a variety of locations. Management believes that its stores have a relatively small shopping radius, which permits the concentration of multiple stores in a single market. Dollar Tree's ability to open new stores is contingent upon, among other factors, locating suitable sites and negotiating favorable lease terms.

    The prototype for Dollar Tree stores is currently between 4,000 and 4,500 square feet per store, of which approximately 85% to 90% represents selling space. This represents a substantial increase over the company-wide average of approximately 3,500 square feet per store prior to the introduction of the current prototype.

    As of June 30, 1998, Dollar Tree operated 980 stores in 28 states, 724 of which were located in strip centers (including certain non strip center, urban based Dollar Bills stores) and 256 of which were located in malls. Of the strip center based stores, 351 were located in strips with Wal-Mart, 102 with Kmart and 67 with Target.

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
    Dollar Tree currently leases all of its existing store locations and expects that its policy of leasing rather than owning will continue as it expands. Dollar Tree's leases typically provide for a short initial lease term with options on the part of Dollar Tree to extend. Management believes that this lease strategy enhances Dollar Tree's flexibility to pursue various expansion and relocation opportunities resulting from changing market conditions. Dollar Tree's ability to open new stores is contingent upon locating satisfactory sites, negotiating favorable leases, obtaining necessary financing and recruiting and training additional qualified management personnel.

    As current leases expire, Dollar Tree believes that it will be able either to obtain lease renewals if desired for present store locations, or to obtain leases for equivalent or better locations in the same general area. To date, Dollar Tree has not experienced difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores. A substantial number of Dollar Tree's store leases contain certain provisions related to changes in control of Dollar Tree. These provisions may arguably be applicable in a substantial number of Dollar Tree's leases as a result of the 1993 Recapitalization, and may be applicable in a small number of additional leases as a result of the prior public offerings of Dollar Tree's common stock and this Merger. Many of Dollar Tree's leases contain provisions with which Dollar Tree does not comply, including provisions requiring purchase of insurance upon leasehold improvements and/ or property located in the stores, requiring Dollar Tree to advertise or prohibiting Dollar Tree from operating another store within a specified radius. Based primarily on Dollar Tree's belief that it maintains good relations with its landlords, that most of its leases are at market rents, and that it has historically been able to secure leases for suitable locations, management believes that Dollar Tree's failure to comply with these provisions will not have a material adverse effect on the business or financial position of Dollar Tree.

FIELD MANAGEMENT AND PERSONNEL

    Management believes its philosophy of providing strong field and store management is an integral element of delivering value to its customers. Dollar Tree maintains a highly trained and well-managed staff to ensure that all stores are continuously well maintained and tightly controlled and to provide the best possible customer service. The field organization is directed by the Senior Vice President, Sales and Operations, assisted by two Directors of Sales and Operations and eight Regional Managers, who in turn oversee numerous District Managers. The corporate office is home of "Dollar Tree University," where field and store managers receive extensive training.

    Each store typically employs a manager, two assistant managers and 4 to 20 sales associates, most of whom are part-time. Additional temporary personnel are typically hired to assist the stores with increased store traffic and sales volume in the fourth quarter. Store managers are responsible for the operations of individual stores, including recruiting and hiring store personnel, communicating financial results nightly and coordinating with the distribution staff on ordering, receiving and displaying weekly shipments.

    Management believes its compensation and benefit programs are a key element in attracting and retaining qualified field management and store personnel and in obtaining a high degree of dedication from employees to their jobs. To motivate Dollar Tree's field organization, Dollar Tree has in place bonus plans for certain groups, including Regional Managers, Field Merchandisers, District Managers, Store Managers and Associate Store Managers. Compensation under the various bonus plans is based on a variety of factors which vary between plans. These factors include comparable store sales, overall sales performance, inventory shrinkage levels, payroll and net income. Eligible employees may participate in Dollar Tree's Employee Stock Purchase Plan and its 401(k) and profit sharing plan. In addition, medical and dental insurance are available to eligible employees.

WAREHOUSING AND DISTRIBUTION

    Warehousing and distribution are managed centrally by Dollar Tree from its corporate headquarters, which are located on the same site as its Chesapeake distribution center. Dollar Tree views maintaining

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strong warehousing and distribution support for its stores as a critical element of its expansion strategy and its ability to maintain a low cost operating structure. As Dollar Tree continues its expansion, it intends to open new units in regions around its distribution centers.

    The Chesapeake distribution center consists of 400,000 square feet; the Memphis distribution center encompasses 244,000 square feet; and the Chicago distribution center comprises 250,000 square feet. Dollar Tree believes its distribution centers have the capacity to service 1,600 stores. Dollar Tree owns its Chesapeake Store Support Center, constructed in 1997, and continues to lease its former Norfolk distribution center. The lease expires in December 2009 and the facility has been subleased. The distribution center in Memphis is also leased; this lease expires in September 2005, with four additional five-year terms available. Additionally, Dollar Tree leases the Chicago distribution center; this lease expires in June 2005, with certain options to renew.

    Dollar Tree recently replaced its Norfolk distribution facility and headquarters with a new Store Support Center, located in Chesapeake, Virginia, consisting of a distribution center and headquarters facility. The new distribution center contains advanced materials handling technologies, including a new automated conveyor and sorting system, radio-frequency inventory tracking equipment, improved racking and specialized information systems designed to improve inventory movement and controls. The distribution facility became operational in January 1998. The distribution center is currently servicing approximately 445 stores, and management anticipates it will service more than 500 stores by the end of 1998, with an expected ultimate capacity of 800 stores.

    In March 1998, Dollar Tree purchased approximately 43 acres of land in Olive Branch, Mississippi, for the purpose of building a new distribution center to replace the existing facility located in Memphis, Tennessee. The new facility will be modeled after the recently completed Chesapeake distribution center and will contain similar advanced materials handling technologies. The Olive Branch facility will be approximately 425,000 square feet and is expected to require an investment of approximately $20 million. Management believes that, upon completion of this facility, Dollar Tree's capacity to service stores will increase to approximately 2,000 stores. Dollar Tree believes that the facility will be operational in early 1999. There can be no assurance, however, that delays will not be experienced in opening the distribution center, or that complications will not be experienced in its operation, including the integration of the new automated conveyor and sorting system. Any such delays or complications may result in significant interruption in the distribution of merchandise and materially adversely affect Dollar Tree's business and results of operations. See "Risk Factors--Risks Related to Dollar Tree--Risks Associated with New Distribution Centers," "Risk Factors--Risks Related to Dollar Tree--Disruptions in Receiving and Distribution" and "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

    Substantially all of Dollar Tree's inventory is shipped directly from suppliers to Dollar Tree's distribution centers. Dollar Tree's substantial distribution center capacity allows Dollar Tree to receive manufacturers' early shipment discounts and buy large quantities of goods at favorable prices. In addition, during the past several years Dollar Tree has utilized offsite facilities to accommodate large shipments of seasonal merchandise. Since the distribution centers maintain back-up inventory and provide weekly delivery to each store, in-store inventory requirements are reduced and Dollar Tree is able to operate with smaller stores than would otherwise be required. Since many stores are limited in size, off-hours stocking, as well as off-site storage space, is utilized to support the store's inventory turnover, particularly during the busy fourth quarter.

    Distribution to the stores is centrally controlled by Dollar Tree's distribution group. Dollar Tree's merchandise replenishment software generates distribution models that can be based on variables such as store volume and certain demographic and physical characteristics of the stores. Each store has a weekly and monthly budgeted inventory requirement based on its projected sales for the year and its existing inventory levels. Stores receive weekly shipments of merchandise from distribution centers based on their

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
anticipated inventory requirements for each week and communication via telephone or electronic mail between store managers and the distribution group. Dollar Tree has the ability to make two weekly deliveries to high volume stores during the busy Christmas season.

    Dollar Tree's distribution fleet consists of 31 leased tractors and 62 owned or leased trailers. The majority of Dollar Tree's inventory is delivered to the stores by contract carriers. Dollar Tree's fleet is used in freight lanes which allow backhauls of merchandise from suppliers to its distribution centers and to service stores located near distribution centers. Dollar Tree is continuously looking for opportunities to reduce its freight and distribution costs and periodically evaluates various delivery options.

MANAGEMENT INFORMATION SYSTEMS

    Dollar Tree's management information systems allow it to monitor its merchandising, inventory, distribution and operating expenses centrally at its Chesapeake Store Support Center. These systems allow Dollar Tree to support its stores efficiently, manage inventory turnover, and provide detailed financial reporting to support management's operational decisions and cost control efforts. Dollar Tree does not have a point-of-sale system. See "Dollar Tree Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

COMPETITION

    The retail industry is highly competitive. Dollar Tree's competitors include mass merchandisers (such as Wal-Mart), discount stores (such as Dollar General), variety stores (such as Woolworth), closeout stores (such as Odd Lots and Big
Lots) and other $1.00 price point stores. In January 1996, Dollar Tree acquired all of the stock of one of its competitors, Dollar Bills. Several of the largest operators of discount stores at the $1.00 price point (or their parent companies) have filed for or emerged from bankruptcy protection in U.S. bankruptcy court and have closed a number of their stores, while others have liquidated in bankruptcy, abandoned the $1.00 price point concept, and/or reconfigured their stores. Dollar Tree expects to face increased competition in the future which could have an adverse effect on its financial results.

TRADEMARKS

    Dollar Tree is the owner of Federal service mark registrations for "Dollar Tree," the "Dollar Tree" logo, "1 Dollar Tree" together with the related design, and "One Price . . . One Dollar," each of which expires in 2003 or later. A small number of Dollar Tree's stores operate under the name "Only $1.00," for which Dollar Tree has not obtained a service mark registration; if it were required to change the name of these stores, Dollar Tree does not believe that this would have a material adverse effect on its business. Additionally, with the acquisition of Dollar Bills in January 1996, Dollar Tree became the owner of various Federal service mark registrations, including a concurrent use registration for "Dollar Bill$" and the related logo which expire in 2005. During 1997, Dollar Tree acquired the rights to use trade names previously owned by Everything's A Dollar, a former competitor in the $1.00 price point industry. Several trade names were included in the purchase, including the marks "Everything's $1.00," the registration of which is pending, and "The Dollar Store," the registration of which expires in 2001. Dollar Tree also occasionally uses various brand names under which it markets products, although management believes that these brand names are not material to Dollar Tree's operations.

EMPLOYEES

    Dollar Tree employed approximately 10,000 employees at June 30, 1998, approximately 3,200 of whom were full-time and 6,800 part-time. The number of part-time employees fluctuates depending on seasonal needs. None of Dollar Tree's employees is currently represented by a labor union. On March 31, 1994 and March 20, 1996, the employees of Dollar Tree's Norfolk distribution center voted against union representation by the International Brotherhood of Teamsters in elections certified by the National Labor Relations

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Board. Within the last several months, the Teamsters have actively attempted to organize Dollar Tree's employees at its Chesapeake and Chicago distribution centers. There can be no assurance that Dollar Tree's employees at any of its three distribution centers will not in the future elect to be represented by a union. Dollar Tree considers its relationship with employees to be good and has not experienced significant interruptions of operations due to labor disagreements.

LEGAL PROCEEDINGS

    Dollar Tree is engaged in a dispute with the former owners of Dollar Bills and is subject to potential product liability claims. See "Risk Factors--Risks Related to Dollar Tree--Legal Claims." Dollar Tree is also a party to ordinary routine litigation and proceedings incidental to its business, including certain matters which may occasionally be asserted by the Consumer Product Safety Commission, none of which is individually or in the aggregate material to Dollar Tree.

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
                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL

    The following table sets forth certain information with respect to directors, executive officers and certain key personnel of Dollar Tree:

DIRECTORS AND EXECUTIVE
  OFFICERS                        AGE                               OFFICE
----------------------------     -----     --------------------------------------------------------
Macon F. Brock, Jr. ........          56   President and Chief Executive Officer; Director
J. Douglas Perry............          50   Chairman of the Board; Director
H. Ray Compton..............          55   Executive Vice President; Director
John F. Megrue..............          40   Vice Chairman of the Board; Director
Frederick C. Coble..........          37   Senior Vice President, Chief Financial Officer
Allan W. Karp...............          43   Director
Thomas A. Saunders, III.....          62   Director
Alan L. Wurtzel.............          64   Director
Frank Doczi.................          60   Director

CERTAIN KEY PERSONNEL
----------------------------

Thomas J. Bowyer............          39   Senior Vice President, Sales and Operations
K. Bryan Bagwell............          39   Vice President, Merchandise
Robert G. Gurnee............          39   Vice President, Real Estate
G. Zeb Holt.................          49   Vice President, Corporate Development
Charles S. Murray...........          49   Vice President, Human Resources
Darcel L. Stephan...........          41   Vice President, Information Systems
Stephen W. White............          43   Vice President, Logistics

DIRECTORS AND EXECUTIVE OFFICERS

    MACON F. BROCK, JR. has been Chief Executive Officer of Dollar Tree since 1993 and a Director and President of Dollar Tree since 1986 when he founded Dollar Tree with Mr. Perry and Mr. Compton. He also serves on the Board of Directors for First Union National Bank of Virginia/Maryland/Washington, D.C. Mr. Brock directs the overall operations of Dollar Tree which include purchasing, merchandising, logistics, and distribution and store operations. Until 1991, he was employed in a similar role with K&K Toys. Mr. Brock has 29 years of retail experience. Mr. Brock graduated from Randolph Macon College, served in the U.S. Marine Corps as a Captain and was a special agent for U.S. Naval Intelligence.

    J. DOUGLAS PERRY has been a Director and Chairman of the Board of Dollar Tree since 1986 when he founded Dollar Tree with Mr. Brock and Mr. Compton. Mr. Perry reduced his responsibilities for day to day management when he elected to work on a part-time basis beginning May 1, 1998. However, he continues his active role as Chairman and Director. He also serves on the Board of Directors of Old Dominion Trust Company. Until 1991, he was an executive officer of K&K Toys which he, along with Mr. Brock, Mr. Compton and Mr. Perry's father, built from its original single store to 136 stores. Mr. Perry has 29 years of retail experience. Mr. Perry attended Old Dominion University.

    H. RAY COMPTON has been a Director and Executive Vice President of Dollar Tree since 1986 when he founded Dollar Tree with Mr. Perry and Mr. Brock. From 1986 until April 1998, he served as Dollar Tree's Chief Financial Officer. From 1979 until 1991 Mr. Compton was employed in a similar role with K&K Toys. He also serves on the Board of Directors of Hibbett Sporting Goods, Inc. Prior to 1979, he was associated for 15 years with a manufacturing company in various accounting and management positions. Mr. Compton graduated from Phillips Business College.

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    JOHN F. MEGRUE has been a Director and Vice Chairman of the Board of Dollar
Tree since September 1993. He also serves as Chairman of the Board and a director of Hibbett Sporting Goods, Inc. and a director of The Children's Place Retail Stores, Inc. Mr. Megrue has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1992. From 1989 to 1992 Mr. Megrue served as a Vice President and Principal at Patricof & Co. and prior thereto he served as a Vice President at C.M. Diker Associates. Mr. Megrue received a B.S. in mechanical engineering from Cornell University and an M.B.A. from the Wharton School.

    FREDERICK C. COBLE became Senior Vice President, Chief Financial Officer of Dollar Tree in April 1998. Prior thereto he served as Senior Vice President, Finance from January 1997 and as Vice President, Controller from December 1991. Mr. Coble also, prior to joining Dollar Tree in December 1989, served as Internal Audit Manager with Royster Company, a manufacturing company, and as Audit Manager for KPMG Peat Marwick LLP. Mr. Coble graduated from the University of Virginia in 1982 and is a Certified Public Accountant.

    ALLAN W. KARP has been a Director of Dollar Tree since September 1993. Mr. Karp has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1990. Before founding Saunders Karp & Megrue, Mr. Karp was a Principal in the Merchant Banking Department at Morgan Stanley & Co., where he began in the firm's Mergers and Acquisitions Department in 1983. Mr. Karp graduated from M.I.T.'s Sloan School of Management with a Masters of Science degree in Management.

    THOMAS A. SAUNDERS, III, has been a Director of Dollar Tree since September 1993. He also serves on the Board of Directors of Hibbett Sporting Goods, Inc. Mr. Saunders has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1990. Before founding Saunders Karp & Megrue, Mr. Saunders served as a Managing Director of Morgan Stanley & Co. from 1974 to 1989. Mr. Saunders is the Vice President of the Board of Visitors of the Virginia Military Institute. He is also a Trustee of the University of Virginia's Darden Graduate School of Business Administration. Mr. Saunders is a Trustee of The Thomas Jefferson Memorial Foundation (Monticello) and Vice Chairman and Trustee of the Cold Spring Harbor Laboratory. Mr. Saunders received a B.S. in electrical engineering from the Virginia Military Institute in 1958 and an M.B.A. from the University of Virginia's Darden Graduate School of Business in 1967.

    ALAN L. WURTZEL has been a Director of Dollar Tree since April 1995. Mr. Wurtzel serves as the Vice Chairman of the Board of Circuit City Stores, Inc. ("Circuit City"), a large consumer electronics retailing chain. From 1986 to 1994, he served as Chairman of the Board of Circuit City. Prior to 1986, he served in several other capacities with Circuit City, including Chief Executive Officer (1973 to 1986). From December 1986 to April 1988, he served as President of Operation Independence, a non-profit organization. Mr. Wurtzel was a director of Office Depot, Inc. from 1989 to 1996. Mr. Wurtzel has 31 years of retail experience. He is a graduate of Oberlin College and Yale Law School.

    FRANK DOCZI has been a Director of Dollar Tree since May 1995. Mr. Doczi currently serves as Special Advisor to the Chairman of Hechinger Company. Prior to that appointment, he served as the President and Chief Executive Officer of Home Quarters Warehouse, Inc. ("HQ"), a subsidiary of Hechinger Company, from 1988 until 1995. Mr. Doczi had been with HQ since its inception in 1984. He also served as a member of the Management Committee for the Hechinger Company. Prior to Mr. Doczi's association with HQ, he spent seven years with Moore's, a chain of home centers operated by Evans Products Company, where he was the Senior Vice President, General Merchandise Manager. Mr. Doczi attended Rutgers University.

    Mr. Brock is married to Mr. Perry's sister. There are no additional family relationships among the Directors and executive officers.

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
CERTAIN KEY PERSONNEL

    THOMAS J. BOWYER became Senior Vice President, Sales and Operations of Dollar Tree in January 1995 and prior thereto served as Vice President, Sales and Operations from July 1991. Prior thereto, he served as Director of Sales and Operations of Dollar Tree from August 1989. His previous work experience includes positions as a district manager with K&K Toys from 1988 and in the grocery business, and store management positions with Circus World and Kay-Bee Toy Stores.

    K. BRYAN BAGWELL became Vice President, Merchandise of Dollar Tree in September 1993. Prior thereto, Mr. Bagwell served as Merchandise Manager for Dollar Tree from March 1993 to September 1993 and as a buyer for Dollar Tree from October 1991 to March 1993. Before joining Dollar Tree, Mr. Bagwell worked for K&K Toys from 1977 to October 1991, starting as a distribution center associate and leaving as a senior buyer.

    ROBERT G. GURNEE became Vice President, Real Estate of Dollar Tree in November 1997. Previously, he served as Director of Real Estate from July 1995 to November 1997 and as Director of Budgeting and Analysis from January 1994 to July 1995. Before joining Dollar Tree, Mr. Gurnee was employed as Project Development Manager and as Controller for Armada/Hoffler Enterprises and Goodman, Segar, Hogan, Hoffler from 1986 to 1993. From 1982 to 1986, Mr. Gurnee was employed as Tax Supervisor for KPMG Peat Marwick LLP. Mr. Gurnee is a graduate of the University of Virginia and is a Certified Public Accountant.

    G. ZEB HOLT joined Dollar Tree in February 1998 as Vice President, Corporate Development. Before joining Dollar Tree, he was an Executive Vice President with Signet Banking Corporation where he served on the executive steering committee and was responsible for managing general bank operations, retail delivery and corporate cash management services. During his 18 years at Signet, he managed commercial and consumer lending and credit risk services and served as Regional Executive for the Hampton Roads region from 1987 to 1991. Mr. Holt graduated from Randolph-Macon College in 1971 and received his M.B.A. from Virginia Polytechnical Institute in 1978.

    CHARLES S. MURRAY became Vice President, Human Resources of Dollar Tree in January 1998. Previously, he served as Director of Human Resources from May 1997. Before joining Dollar Tree, Mr. Murray worked as Vice President, Human Resources, for McCrory Corporation from 1996 to 1997. Prior work experience also includes Director, Human Resources, for Woolworth Corporation, and Vice President for Afterthoughts, a retail company. Mr. Murray graduated from the University of Dayton in 1971.

    DARCEL L. STEPHAN became Vice President, Information Systems of Dollar Tree in September 1989. Prior thereto, she served as Data Processing Director from February 1987 to September 1989. Before joining Dollar Tree, Ms. Stephan worked for K&K Toys as Data Processing Supervisor from December 1980 to February 1987. Ms. Stephan previously worked as a programmer/analyst with Haynes Furniture, a furniture retailer, and C. Lloyd Johnson, a distributor of manufactured goods.

    STEPHEN W. WHITE became Vice President, Logistics in December 1995 after having joined Dollar Tree in June 1994 as Director of Transportation and Distribution. Prior to joining Dollar Tree, he served as Director of Transportation and Distribution Planning for Ames Department Stores from July 1986 to June 1994. His previous work experience includes various transportation and supply positions with a number of companies, including Shell Oil Company and Eastern Airlines. Mr. White graduated from Northeastern University in 1978.

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
                       INFORMATION CONCERNING STEP AHEAD

                                    BUSINESS

HISTORY

    Gary and Janet Cino founded Step Ahead in 1983 to operate a closeout and liquidation merchandise business in Sacramento, California. In 1985, after observing the success of 99 Cents Only Stores in southern California, Mr. Cino changed the focus of Step Ahead when he opened Step Ahead's first 98 CENTS Clearance Center retail store in Sacramento. By the end of 1987, Step Ahead had opened four stores in the Sacramento area. In November 1992, Step Ahead completed the private placement of 221,700 shares of Step Ahead Preferred Stock at a price of $10 per share. These shares were issued to retire trade and notes payable, as partial consideration to purchase Step Ahead's office and warehouse facility, and for working capital. By the end of fiscal 1993, Step Ahead expanded to 30 stores and the working capital and infrastructure necessary to support this rapid growth resulted in a fiscal 1993 net loss of $1.5 million. From fiscal 1994 through fiscal 1997, Step Ahead opened 29 net new stores and earned a profit in every year.

    Step Ahead's net sales and net income have grown from $55.0 million and $1.1 million, respectively, in fiscal year 1995 to $71.3 million and $1.5 million, respectively, in fiscal year 1996, and to $92.9 million and $1.4 million, respectively, in fiscal year 1997. Step Ahead has opened 26 net new stores over its last three fiscal years. On July 31, 1998, it operated 62 98 CENTS Clearance Center stores and plans to open an additional three stores by the end of 1998. 98 CENTS Clearance Center stores can be found in major metropolitan areas, mid-size cities and small towns. In locating its stores, Step Ahead has historically focused on strip centers and, to a lesser extent, free-standing locations next to or in close proximity with high volume grocery stores, warehouse food clubs, drug stores, or discount variety stores whose target customers are similar to those of Step Ahead.

STEP AHEAD'S COMPETITIVE STRENGTHS

    Step Ahead's strategy has been to position itself as a destination store with an attractive selection of merchandise in a relatively large store format, emphasizing consumable necessities in the pre-packaged food and beverage, health and beauty aid and household product categories as well as traditional variety store product categories. Step Ahead's management believes its competitive strengths include:

    VALUE OFFERING. Step Ahead offers customers a wide range of quality products for 98 CENTS or less. Management believes that Step Ahead offers value to its customers through its closeout purchases, which management estimates at approximately 25% of its product mix. Step Ahead's buyers and vendors work together closely to specify, design and produce special product packaging and sizing, identify products that customers need and desire, and negotiate a price that results in value for the customer.

    MERCHANDISE MIX. Step Ahead offers consumable as well as variety store products with a constantly changing array of impulse items, all at a price of 98 CENTS or less. Approximately 43% of Step Ahead's products are consumables, with a significant portion of the food and beverage as well as health and beauty aid categories consisting of national brand name products. Step Ahead supplements its core of consumable products with a changing mix of variety store products, including seasonal goods such as summer toys, back to school products and holiday merchandise.

    STORE ECONOMICS. Historically, 98 CENTS Clearance Center stores have earned a profit within the first full year of operation. Stores open more than one year had an average store level operating income of approximately $269,000 or 16.8% of net sales in fiscal 1997. Over 76% of stores open for the entire 1997 fiscal year had store level operating income margins greater than 14%, with the median store operating income margin at 17.7%.

    COST CONTROL. Given Step Ahead's pricing structure, management maintains tight control over store expenses, corporate expenses and inventories. Step Ahead closely manages both inventory shrinkage and

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markdowns of inventory, which in total have averaged less than 2% of annual net sales over the last five years. Over the past five years, Step Ahead has maintained gross profit margins in the 23.9% to 28.8% range and increased its operating income margin from (3.2%) to 3.1%.

    WHOLESALE OPERATIONS. Step Ahead sells approximately 1% of the products it purchases on a wholesale basis, which allows its buyers to take advantage of large volume buying opportunities. Step Ahead also sells an additional 4% of the products it purchases to stores owned by two other retailers that purchase a substantial majority of their merchandise from Step Ahead under wholesale supply agreements.

    SALES GROWTH. The primary factors contributing to Step Ahead's net sales growth have been new store openings and comparable store net sales increases. For the five years ended January 25, 1998, net sales increased at a compound annual growth rate of 24.8%.

MERCHANDISING AND STORE FORMAT

    Step Ahead believes it exceeds customers' expectations as to the value of products available for 98 CENTS or less by offering a wide assortment of consumable products as well as changing products in traditional variety store categories. In addition to its consumable products, Step Ahead believes that it inspires customer loyalty by emphasizing effective presentation of merchandise and offering extra value closeout merchandise.

    MERCHANDISE MIX. Step Ahead offers products in the following categories: prepackaged foods (including snacks and candy), beverages (primarily soft drinks, but including beer, wine coolers and wine at some locations), health and beauty aids, seasonal products, household cleaning products, housewares, toys, books, hardware, stationary, novelties, and gifts. The average 98 CENTS Clearance Center store stocks 3,500 to 4,000 SKUs. Approximately 43% of Step Ahead's product mix consists of consumables, with over 60% of its consumables consisting of food and beverage items. Many of Step Ahead's products boast national brand names such as Pepsi-Registered Trademark-, General Mills-Registered Trademark-, Maxell-Registered Trademark-,
M&M/Mars-Registered Trademark-, Eveready-Registered Trademark-, Proctor & Gamble-Registered Trademark-, and New York Times Bestseller books. Although Step Ahead stocks consumable product categories on a continuous basis, the number of national brand names offered within a category vary depending on the particular closeout purchase opportunities existing at that time. Step Ahead also believes that many of its customers who seek bargain purchases will purchase a type of product rather than a particular brand name and, as a result, Step Ahead offers a variety of lower priced, private label goods.

    PURCHASING. Management believes that its relationships with its suppliers and the exclusive focus of its buying power at the 98 CENTS price point allow Step Ahead to negotiate competitive pricing terms for the merchandise it purchases. Step Ahead's purchasing department consists of five buyers, managed by the Executive Vice President of Merchandising, Anthony Leon. Gary Cino has also contributed significantly towards Step Ahead's purchasing activities. Step Ahead purchases merchandise from 500 to 600 vendors annually, buying directly from the manufacturers, wholesalers, manufacturers' representatives, importers, barter companies, auctions, professional finders and other retailers, and develops new sources of merchandise by attending industry trade shows and referrals. Step Ahead has no continuing contracts for the purchase of merchandise and must continually seek out buying opportunities from both existing suppliers and new sources. No vendor accounted for more than 4% of total merchandise purchased in any of the last two fiscal years.

    Management estimates that approximately 25% of Step Ahead's products represent closeout merchandise. Closeouts become available for a variety of reasons, including a manufacturer's overproduction, discontinuance of merchandise due to a change in style, color, size, formulation or packaging, inability to move merchandise effectively through regular channels, reduction in excess seasonal inventory, discontinuance of test-marketed items and financial need. Although only approximately 3% of Step Ahead's merchandise is purchased directly from foreign sources, management believes that overseas manufacturers produce a significant portion of the variety products that Step Ahead purchases from domestic vendors.

There can be no assurance as to the availability of a continuing and increasing supply of quality merchandise at a margin to allow for retail pricing at 98 CENTS.

    MERCHANDISING. Step Ahead's management believes that merchandise presentation must communicate both value and excitement to Step Ahead's customers. 98 CENTS Clearance Center stores are attractively designed with uniform decorative signage and accent lighting. The stores are open and tiled and provide background music, helping to create an inviting atmosphere for shoppers. Step Ahead uses a variety of adaptable merchandising fixtures, including steel gondola shelving and feature display tables. Merchandise is organized by category according to a standard layout plan which is used as a guide throughout the chain. Household products and health and beauty items line the side walls to create a colorful display. Step Ahead displays toys on the back walls to draw parents and children to the back of the store. The middle aisles contain groupings of housewares, prepackaged foods, gifts, and seasonal items. Unlike many other single price point chains, Step Ahead accepts credit cards, debit cards, and food stamps. Step Ahead currently leases space for fully enclosed check-cashing kiosks located inside two of its stores, and this concept could be used in additional stores.

    Step Ahead relies on bold exterior signage above its storefronts, and often uses large street-front signage to attract attention from motorists. Step Ahead allocates 1% to 2% of sales to advertising and promotions, including radio and television advertisements and special promotions such as sidewalk sales, grand opening celebrations, discounts and participation in charitable events.

SITE SELECTION AND STORE LOCATIONS

    Step Ahead's disciplined, cost sensitive approach to site selection has historically favored strip centers, although its concept has also been successful in free-standing locations. Unlike the majority of other dollar store chains, Step Ahead has not opened locations in regional or enclosed malls, favoring less expensive rental rates in locations that serve customers in all social and economic categories. It avoids mall locations where stores must adhere to mall hours, traffic depends upon the strength of anchor tenants, and restrictions are imposed on signage as well as advertising and promotions. Step Ahead has focused on sites next to or in close proximity with high volume grocery stores, warehouse food clubs, drug stores, or discount variety stores which target customers similar to those of Step Ahead. 98 CENTS Clearance Center stores have succeeded in a wide variety of locations, including industrial warehouse sites, locations next to large anchor stores, as well as in neighborhood centers.


    Step Ahead operates a wide range of store sizes. On July 31, 1998, Step Ahead operated 62 98 CENTS Clearance Center stores and plans to open an additional three stores by the end of 1998. Step Ahead's existing stores range from 3,400 to 17,000 square feet of selling space, with five stores containing less than 6,000 square feet, 23 stores from 6,000 to 10,000 square feet, 25 from 10,000 to 15,000 square feet and nine over 15,000 square feet. On average, selling space represents approximately 76% of total square footage. Step Ahead's stores are concentrated in northern and central California, and it has three stores in northwestern Nevada. 38 of Step Ahead's existing stores are located in centers with major grocery stores and 10 are in centers with major discount stores.


    Step Ahead has opened three net new stores in fiscal year 1998, and anticipates opening three additional stores by the end of 1998. Although Step Ahead has not signed any leases for new stores to open in 1999, management is currently evaluating several locations. Until a new distribution center can be opened, Step Ahead's future growth will be limited by the number of stores its current distribution facility can service. See "--Business--Warehousing and Distribution."

    Step Ahead leases all of its existing store locations. Step Ahead's leases typically provide for an initial lease term of either five or ten years with options on the part of Step Ahead to extend. As current leases expire, Step Ahead believes that it will either obtain lease renewals if desired for present store locations, or obtain leases for equivalent or better locations in the same general area. To date, Step Ahead has not experienced difficulty in renewing leases for existing locations or securing leases in suitable locations for new stores. In connection with the Merger, 24 of Step Ahead's store leases contain provisions requiring landlord consent to the Merger. Step Ahead plans to obtain landlord consent from all of these landlords before closing of the Merger but offers no assurance that it will obtain all required consents before closing of the Merger or at all. Based primarily on its belief that it maintains good relations with its landlords and that most of these leases reflect market rents, Step Ahead believes that the provisions requiring consents will not have a material adverse affect on the business or financial position of Step Ahead.

WAREHOUSING AND DISTRIBUTION

    Step Ahead distributes inventory to all its stores from its facility near Sacramento, which contains 140,000 square feet of warehouse space, 32,000 square feet of office space, and a retail store of 19,000 square feet. Step Ahead leases the facility at a current rent of about $574,000 annually through the year 2008, and subleases about 9,650 square feet. Step Ahead estimates this facility can service adequately only 75 stores. Although Step Ahead management has reviewed a number of alternative strategies for expanding and/or replacing this facility, Step Ahead has not decided to pursue any of these alternatives at this time. Step Ahead also leases a maintenance shop of about 9,000 square feet and two satellite warehouses containing an aggregate of 162,000 square feet to house seasonal merchandise and closeout purchases. Rent for the maintenance department and two auxiliary warehouses totals approximately $415,000 annually. See "Risk Factors--Risks Related to Step Ahead--Risks Associated with the Step Ahead Distribution Center" and "Risk Factors--Risks Related to Step Ahead--Disruptions in Receiving and Distribution."

    Using a fleet of twelve leased trucks, Step Ahead distributes inventory to its stores, typically two to three times per week and more frequently in November and December. Step Ahead's relatively high percentage of consumables results in a higher burden on its distribution center. Stores receive only about 7% of goods by direct shipment from suppliers. Of merchandise shipped from the distribution center, store managers order approximately 60%, while approximately 40% is shipped to the stores based on decisions by management at corporate headquarters.

FIELD MANAGEMENT AND PERSONNEL

    Step Ahead's philosophy of providing strong field and store management provides an integral element in delivering value to its customers. Scott Lucas, Vice President of Retail Operations, assisted by nine district managers, directs the field organization. Each store typically employs a manager, two or three assistant managers, and 15 sales associates. Stores hire additional temporary personnel to assist with increased store traffic and store volume in the fourth quarter. Store managers remain responsible for the operations of individual stores, including recruiting and hiring the store personnel, communicating financial results daily, and coordinating with the distribution staff on ordering, receiving and displaying shipments.

EMPLOYEES

    Step Ahead employed approximately 1,250 employees as of July 31, 1998, approximately 350 of whom work full time. The number of part-time employees fluctuates depending on seasonal needs. None of Step Ahead's employees is a party to a collective bargaining agreement. Step Ahead believes it enjoys a good relationship with its employees.

MANAGEMENT INFORMATION SYSTEMS

    Step Ahead's management information systems allow it to monitor its merchandising, inventory, distribution and operating expenses centrally at its headquarters outside Sacramento. These systems allow Step Ahead to support its stores, manage inventory turnover, and provide financial reporting to support management's operational decisions and cost control efforts. Step Ahead does not have a point-of-sale system. See "Step Ahead Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

COMPETITION

    Step Ahead operates in highly competitive markets. Step Ahead sells product lines similar to those of deep discount stores, discount merchandisers, closeout stores, food markets, drug stores and other retailers. Except for a number of small privately held companies, Step Ahead has no single price point competitors in the markets in which it operates. However, 99 Cents Only Stores are located in southern California and could expand north, and other deep discount retailers offer increasing competition. Step Ahead may face increased competition in the future, which could have an adverse effect on its business and financial results. See "Risk Factors--Risks Related to Step Ahead--Competition."

TRADEMARKS

    Step Ahead owns Federal service mark registrations for "98 CENTS Clearance Center," "98 CENTS" and "98 CENTS CLEARANCE CENTERS" together with the related design, each of which expires in 2003. Step Ahead has an application pending for Federal registration of the service mark "Everything 98 CENTS . . . or Less" which it uses in advertising and store signage. Step Ahead also owns California service marks for "98 CENTS Clearance Center--Nothing Over 98 CENTS" and
"98 CENTS CLEARANCE CENTERS" together with the related design, both of which expire in 2002. Step Ahead also occasionally uses various brand names under which it markets products, but management believes these brand names are not material to its operations.

ENVIRONMENTAL

    Under various federal, state and local environmental laws and regulations, a current or previous owner or occupant of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. These laws and regulations often impose liability without regard to fault. Step Ahead leases all of its stores, as well as its distribution center and two satellite warehouses. Step Ahead could be held liable for the costs of remedial actions with respect to hazardous substances on such properties under the terms of the governing lease and/or governing law. Asbestos has been detected in the floor tile at eight of Step Ahead's stores. Step Ahead follows OSHA guidelines for notifying and educating employees in facilities containing asbestos. Step Ahead does not believe that it will be necessary to remediate this asbestos but if required, does not believe that the cost of any such remediation would be material.

    In the ordinary course of business, Step Ahead from time to time handles or disposes of ordinary household products that are classified as hazardous materials under various federal, state and local environmental laws and regulations. Step Ahead has adopted policies regarding the handling and disposal of these products, and has implemented a training program for employees on hazardous material handling and disposal. See "Risk Factors--Risks Related to Step Ahead--Environmental Matters."

LITIGATION

    Step Ahead is a party to litigation and proceedings incidental to its business, none of which is individually or in the aggregate material to Step Ahead.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL

    The following table sets forth certain information with respect to directors, executive officers and certain key personnel of Step Ahead:

DIRECTORS AND EXECUTIVE OFFICERS               AGE                       OFFICE
------------------------------------------  ---------  ------------------------------------------

Gary L. Cino..............................         43  Chief Executive Officer and Chairman of
                                                       the Board; Director

Janet S. Cino.............................         42  Secretary; Director

Eric R. Stauss............................         44  Chief Operating Officer and President;
                                                       Director

David J. Reed.............................         35  Chief Financial Officer and Vice
                                                       President; Director

Anthony D. Leon...........................         36  Executive Vice President; Director

Ken Miller................................         53  Director

CERTAIN KEY PERSONNEL
William D. Coyle..........................         38  Vice President of Real Estate

Scott Lucas...............................         33  Vice President of Retail Operations

Paul Hill.................................         37  Vice President of Distribution

DIRECTORS AND EXECUTIVE OFFICERS

    GARY L. CINO is a co-founder of Step Ahead and has been Chief Executive Officer and a director of Step Ahead since its incorporation in 1987. In 1983, Mr. Cino began the business as a wholesale distributor of closeout and promotion merchandise, and in 1985 opened his first retail store.

    JANET S. CINO is co-founder of Step Ahead and has served as Secretary and a director since 1987. She served as treasurer of Step Ahead from 1987 to 1989. Prior to Step Ahead's formation, Ms. Cino spent over eight years as the Assistant Operations Officer at Hacienda/Mitsubishi Bank.

    ERIC R. STAUSS has been President and Chief Operating Officer and a director of Step Ahead since July 1995. Mr. Stauss was the Senior Vice President and Institutional Services Managing Officer for CB Commercial from 1990 to 1995.

    DAVID J. REED has been Chief Financial Officer and Vice President and a director of Step Ahead since 1995. Mr. Reed held various positions including Manager at Price Waterhouse, LLP (now PricewaterhouseCoopers LLP) from 1989 to 1995.

    ANTHONY D. LEON has been Executive Vice President of Step Ahead since July 1995 and a director since January 1992. From January 1992 to 1995, Mr. Leon was Vice President, Chief Operating Officer of Step Ahead. From 1991 to January 1992, Mr. Leon served as Step Ahead's Director of Retail Operations. From 1989 to 1990, Mr. Leon was the Director of Advertising and Purchasing. From 1987 to 1988, Mr. Leon served as a District Manager. In 1986, Mr. Leon held the position of Retail Merchandising Manager. In 1985, a Mr. Leon was in charge of Step Ahead's southern California wholesale operations.

    KEN MILLER has been a director of Step Ahead since 1996 and has worked with Step Ahead in a consulting capacity since 1997. Mr. Miller's business career includes twelve years with Mosler Inc. (formerly a division of American Standard) where he was Vice President/General Manager of their Electronic Systems Division and five years with DeLaRue P.L.C. (a London based "FTSE100" company) where he held the positions of Senior Vice President of Marketing and Executive Vice President.

CERTAIN KEY PERSONNEL

    WILLIAM D. COYLE has been Vice President of Real Estate since 1994. As Vice President of Real Estate, Mr. Coyle is responsible for site selection and lease negotiation for all of Step Ahead's locations. From September 1992 to 1994, he was Director of Real Estate. Prior to joining Step Ahead, Mr. Coyle worked for CB Commercial, where he helped retailers, including Step Ahead, identify and occupy new locations in the northern California area.

    SCOTT LUCAS has been Vice President of Retail Operations since November 1997. From 1996 to 1997 he was Vice President of Sales and Merchandising, and he served in various other positions with Step Ahead from 1991 to 1996. Prior to joining Step Ahead, Mr. Lucas worked for Payless Drug Stores for seven years where he held several different management positions.

    PAUL HILL has been Vice President of Distribution since December 1997. As Vice President of Distribution, Mr. Hill is responsible for managing Step Ahead's warehouse operations and the delivery of goods to the stores. From October 1996 to December 1997, he was Director of Distribution. From September 1995 to October 1996, he had a consulting relationship with Step Ahead, during which he redesigned Step Ahead's warehouse operations and warehouse computer systems. Prior to joining Step Ahead, Mr. Hill worked as a corporate industrial engineer.

                  SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS
                          AND MANAGEMENT OF STEP AHEAD

    The following table sets forth certain information regarding the beneficial ownership of outstanding Step Ahead Common Stock and Step Ahead Preferred Stock as of June 28, 1998 by (i) each of Step Ahead's directors and executive officers who is a shareholder, (ii) all directors and executive officers of Step Ahead as a group, and (iii) each person believed by Step Ahead to own beneficially more than five percent (5%) of the outstanding shares of either Step Ahead Common Stock or Step Ahead Preferred Stock. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. The address of the Step Ahead directors and officers is in care of Step Ahead Investments, Inc., 3222 Winona Way, North Highlands, California 95660.

                                                                                 SHARES OF STEP AHEAD STOCK
                                                                                     BENEFICIALLY OWNED
                                                                                   (BEFORE THE MERGER)(1)
                                                                      -------------------------------------------------
                                                                        NUMBER      PERCENT      NUMBER       PERCENT
NAME OF BENEFICIAL OWNER                                                COMMON      COMMON      PREFERRED    PREFERRED
                                                                      ----------  -----------  -----------  -----------

Gary L. and Janet S. Cino(2)........................................     810,000        64.2%          --           --

Eric R. Stauss(3)...................................................      70,016         5.3%          --           --

David J. Reed(4)....................................................      30,028         2.3%          --           --

Anthony D. Leon.....................................................      53,500         4.2%          --           --

Kenneth L. Miller(5)................................................      57,000         4.5%          --           --

The Cino Children's Trust(2)........................................     810,000        64.2%          --           --

Greg Leon(6)........................................................      48,000         3.8%      50,000         22.6%

Anderson Living Family Trust........................................          --          --       30,000         13.5%

Five A Family Trust.................................................          --          --       20,000          9.0%

Richard M. & Judy G. Pollock........................................          --          --       19,000          8.6%

Frank and Barbara Van Heule(7)......................................      20,000         1.6%       5,000          2.3%

All Directors & Executive Officers, as a group(8)...................   1,020,544        75.0%          --           --


    Following the Merger, based on the number of shares of Dollar Tree Common Stock outstanding as of August 31, 1998, each of the Step Ahead Shareholders listed above will hold less than one percent (1%) of Dollar Tree Common Stock except that the Principal Shareholders will beneficially own approximately 1.6% of Dollar Tree Common Stock.


------------------------

*   Less than 1%

(1) For purposes of this table, a person or a group of persons is deemed to have "beneficial ownership" as of a given date of any shares which such person has the right to acquire within 60 days after such date. For purpose of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The percentages of common stock are based on the 1,261,290 shares of Step Ahead Common Stock outstanding as of June 28, 1998. The percentages of preferred stock are based on the 221,700 shares of Step Ahead Preferred Stock outstanding as of June 28, 1998.

(2) Includes 732,667 and 77,333 common shares owned of record by the Gary and Janet Cino Trust and the Cino Children's Trust respectively. Mr. and Mrs. Cino are co-trustees of the Gary and Janet Cino Trust and share the authority to vote and to dispose of such shares. Mrs. Cino's brother is sole trustee of the Cino Children's Trust which was established for the benefit of Mr. and Mrs. Cino's children, but he has no economic interest in such shares. The trustees of the trusts have signed the Voting Agreement, pursuant to which they have agreed to vote their shares in favor of the Merger Agreement and the Merger. As a result, these parties may be deemed to have formed a "group" for purposes of beneficial ownership under Rule 13d-5 of the Exchange Act.

(3) Includes 10,000 shares owned of record by the Stauss Family Trust and options to purchase 60,016 shares.

(4) Includes options to purchase 30,028 shares.

(5) Includes options to purchase 10,000 shares.

(6) Includes 25,000 and 10,000 common shares owned of record by 3222 Winona Way, L.P. and Merit Income Properties, Inc. ("MIP"), respectively, and 50,000 preferred shares owned of record by M.I.P./SAI, L.P. Greg Leon controls MIP, which is the general partner of 3222 Winona Way, L.P. and M.I.P./SAI, L.P. As a result, Mr. Leon may be deemed to beneficially own such shares. Mr. Leon is Anthony Leon's brother.

(7) Includes 20,000 common shares owned of record by the Van Heule Family Trust but excludes 40,000 common shares owned of record by the Sales Max, Inc. Money Purchase & Profit Sharing Plan. Mr. and Mrs. Van Heule are co-trustees of the Van Heule Family Trust and share the authority to vote and to dispose of shares held by the trust. Mr. and Mrs. Van Heule are also co-trustees of the Sales Max, Inc. Money Purchase and Profit Sharing Plan and share the authority to vote and to dispose of shares held by the plan. They have no economic interest in these shares and disclaim beneficial ownership of such shares.

(8) Includes shares issuable upon exercise of stock options as follows: Mr. Stauss, 60,016; Mr. Reed, 30,028 and Mr. Miller 10,000.

                    DESCRIPTION OF DOLLAR TREE CAPITAL STOCK


    The authorized capital stock of Dollar Tree consists of 100,000,000 shares of Dollar Tree Common Stock, $0.0l par value per share, and 10,000,000 shares of Dollar Tree Preferred Stock, $0.01 par value per share. As of August 31, 1998, there were 59,138,894 shares of Dollar Tree Common Stock outstanding, which were held of record by 386 shareholders.


DOLLAR TREE COMMON STOCK

    Holders of Dollar Tree Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Dollar Tree Preferred Stock. Upon the liquidation, dissolution or winding up of Dollar Tree, the holders of Dollar Tree Common Stock are entitled to receive ratably the net assets of Dollar Tree available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding Dollar Tree Preferred Stock. Holders of Dollar Tree Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Dollar Tree Common Stock are, and the shares offered by Dollar Tree in this offering will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Dollar Tree Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Dollar Tree Preferred Stock which Dollar Tree may designate and issue in the future. The holders of Dollar Tree Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. See "--Anti-Takeover Effects of Certain Provisions of Dollar Tree's Articles of Incorporation and Bylaws and Virginia Law" below for a description of the votes required to elect and remove directors.

DOLLAR TREE PREFERRED STOCK

    Dollar Tree's Board of Directors has the authority, without further action of the shareholders of Dollar Tree, to issue up to an aggregate of 10,000,000 shares of Dollar Tree Preferred Stock in one or more series and to fix or determine the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

    Dollar Tree's Board of Directors, without shareholder approval, can issue Dollar Tree Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Dollar Tree Common Stock. The issuance of Dollar Tree Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of discouraging, delaying, or preventing a change in control of Dollar Tree. There are currently no issued or outstanding shares of Dollar Tree Preferred Stock and Dollar Tree has no present plans to issue any shares of Dollar Tree Preferred Stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DOLLAR TREE'S ARTICLES OF
  INCORPORATION AND BYLAWS AND VIRGINIA LAW

    The Articles of Incorporation provide that the directors of Dollar Tree shall be classified into three classes as nearly equal in size as possible, with staggered three-year terms. The Dollar Tree Bylaws provide that shareholder nominations of persons for elections to the Board of Directors may be made only upon advance written notice to the Board of Directors in accordance with certain procedural requirements. Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in the election at a meeting in which a quorum is present and cumulative voting is not permitted. A quorum consists of a majority of the shares entitled to vote, represented in person or by proxy. The Dollar Tree Articles of Incorporation provide that a director may be removed only by a vote of the holders of more than two-thirds of the shares entitled to vote. The staggered terms of the Board of Directors, the provision requiring advance notice for shareholder nominations and the removal provision could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Dollar Tree.

    The Dollar Tree Bylaws provide that special meetings of shareholders may be called only by the chairman of the Board of Directors, the president, or the Board of Directors of Dollar Tree and that no business shall be transacted and no corporate action may be taken at a special meeting of shareholders other than that stated in the notice of the meeting. The Dollar Tree Bylaws also provide that the only business that may be brought before an annual meeting of shareholders is limited to matters (i) brought before the meeting at the direction of the Board of Directors or (ii) specified in a written notice given by or on behalf of a shareholder of Dollar Tree in accordance with certain procedural requirements specified in the Dollar Tree Bylaws. These provisions could have the effect of delaying shareholder actions which are favored by the holders of a majority of the outstanding voting securities of Dollar Tree. These provisions may also discourage another person or entity from making a tender offer for Dollar Tree's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of Dollar Tree, would be unable to call a special meeting of shareholders to take action as a shareholder (such as electing new directors or approving a merger).

    The Dollar Tree Articles of Incorporation require the affirmative vote of the holders of more than two-thirds of each voting group entitled to vote thereon to amend or repeal certain provisions of the Dollar Tree Articles of Incorporation and Dollar Tree Bylaws, primarily the above mentioned anti-takeover provisions. This supermajority requirement for amendments has the effect of making it more difficult for a third party attempting to gain control of Dollar Tree to remove these anti-takeover provisions.

ELIMINATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Except in the event of willful misconduct or a knowing violation of the criminal law or of any Federal or state securities law, the Dollar Tree Articles of Incorporation eliminate the liability of a Director or officer of Dollar Tree to Dollar Tree or its shareholders for monetary damages. Except in the event of willful misconduct or a knowing violation of the criminal law, the Dollar Tree Articles of Incorporation require Dollar Tree to indemnify its Directors and officers, and permit Dollar Tree to indemnify its agents and employees. Dollar Tree believes that these provisions will assist Dollar Tree in attracting and retaining qualified individuals to serve as Directors and officers.

REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for Dollar Tree Common Stock is Boston Equiserve Limited Partnership, an affiliate of BankBoston, N.A.

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                    DESCRIPTION OF STEP AHEAD CAPITAL STOCK

    The authorized capital stock of Step Ahead consists of 5,000,000 shares of common stock and 1,000,000 shares of preferred stock, in each case without par value. As of July 22, 1998, there were 1,261,290 outstanding shares of Step Ahead Common Stock held of record by 47 shareholders, 221,700 outstanding shares of Step Ahead Preferred Stock held of record by 31 shareholders and outstanding options to purchase 296,592 shares of Step Ahead Common Stock.

STEP AHEAD COMMON STOCK

    Each shareholder is entitled to one vote on all matters for each share of Step Ahead Common Stock held. Each holder of Step Ahead Common Stock is entitled under California law to cumulate such holder's votes at any election of directors and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such holder's shares are normally entitled, or distribute the holder's votes on the same principle among as many candidates as such holder thinks fit. The holders of Step Ahead Common Stock have no preemptive or other rights to subscribe for additional shares. Holders of Step Ahead Common Stock are entitled to such dividends as may be declared by the Step Ahead Board out of funds legally available therefor and any such dividend is allocated ratably among the outstanding shares of both Step Ahead Common Stock and Step Ahead Preferred Stock. Upon liquidation, dissolution or winding up of Step Ahead, the assets legally available for distribution to shareholders are distributable ratably among the holders of the Step Ahead Common Stock at that time outstanding, subject to prior distribution rights of creditors of Step Ahead and to the preferential rights of any shares of Step Ahead Preferred Stock then outstanding.

STEP AHEAD PREFERRED STOCK

    The Step Ahead Board is authorized to issue shares of preferred stock from time to time in one or more series and is also authorized to determine or alter the rights, preferences, privileges and restrictions granted or imposed upon any wholly unissued series of preferred stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. The Step Ahead Board has authorized one series of preferred stock, the Series A Preferred Stock. There are 221,700 outstanding shares of such Series A Preferred Stock (the "Step Ahead Preferred Stock").

    Each preferred shareholder is entitled to one vote on all matters for each whole share of Step Ahead Common Stock into which the shares of Step Ahead Preferred Stock held by such shareholder could be converted. Unless otherwise required by California law, the holders of Step Ahead Preferred Stock vote together with the holders of Step Ahead Common Stock on all matters submitted to a vote of shareholders, and not as separate classes or series. As of the Record Date, each share of Step Ahead Preferred Stock was convertible into one (1) share of Step Ahead Common Stock. Each holder of Step Ahead Preferred Stock is entitled under California law to cumulate such holder's votes at any election of directors and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such holder's shares are normally entitled, or distribute the holder's votes on the same principle among as many candidates as such holder thinks fit. The holders of Step Ahead Preferred Stock have no preemptive or other rights to subscribe for additional shares.

    Holders of Step Ahead Preferred Stock are entitled to participate, out of any funds legally available therefor, in any dividends when and as declared by the Step Ahead Board. The Step Ahead Preferred Stock has no preference to any such dividend, which shall be allocated ratably among all Step Ahead Shareholders, regardless of whether they hold Step Ahead Common or Step Ahead Preferred Stock. The right to such dividends on the Step Ahead Preferred Stock is not cumulative. As of the date of this Prospectus/Proxy Statement, Step Ahead has no declared and unpaid dividends outstanding on any of its Step Ahead Common Stock or Step Ahead Preferred Stock.

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    In the event of any liquidation, dissolution or winding up of Step Ahead, the holders of Step Ahead Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of Step Ahead to holders of Step Ahead Common Stock, an amount of $10.00 per share for each share of Step Ahead Preferred Stock then held. If upon occurrence of such event the assets and funds thus distributed among the holders of the Step Ahead Preferred Stock are insufficient to permit the payment of such holders of the full preferential amount, then the entire assets and funds of Step Ahead legally available for distribution will be distributed ratably among the holders of the Step Ahead Preferred Stock in proportion to the preferential amounts fixed therefor upon a liquidation, dissolution or winding up of Step Ahead. After payment has been made to the holders of the Step Ahead Preferred Stock of the full amounts to which they are entitled, the holders of Step Ahead Common Stock are entitled to receive all remaining assets of Step Ahead.

    Step Ahead may at any time it may lawfully do so, at the option of the Step Ahead Board, redeem in whole or in part the Step Ahead Preferred Stock by paying in cash for each such share to be redeemed the price of ten dollars ($10.00) per share (as appropriately adjusted for any stock dividends, stock splits, recapitalization or consolidation of Step Ahead Preferred Stock), together with interest in the amount of 12% per year. At least thirty (30) days prior to the date fixed for any redemption of Step Ahead Preferred Stock, written notice thereof must be mailed to each holder of record of Step Ahead Preferred Stock to be redeemed. Each holder of Step Ahead Preferred Stock has fifteen (15) days after the redemption notice to convert its shares of Step Ahead Preferred Stock into Step Ahead Common Stock. All Step Ahead Preferred Stock not converted within this 15 day period is subject to redemption at the redemption price.

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                       COMPARISON OF SHAREHOLDERS' RIGHTS

    After consummation of the Merger, Step Ahead Shareholders will become Dollar Tree Shareholders. Step Ahead is incorporated under the laws of the State of California, whereas Dollar Tree is incorporated under the laws of the Commonwealth of Virginia. The rights of Step Ahead Shareholders currently are governed by the California Corporations Code (the "CCC"), the Step Ahead Articles of Incorporation and the Step Ahead Bylaws. After consummation of the Merger, the rights of the former Step Ahead Shareholders will be governed by the Virginia Stock Corporation Act (the "VSCA"), the Dollar Tree Articles of Incorporation and the Dollar Tree Bylaws. The following is a summary of certain similarities and all material differences between the rights of holders of Step Ahead Common Stock and the rights of holders of Dollar Tree Common Stock.

    The following is a summary discussion and does not purport to be a complete statement of the rights of Step Ahead Shareholders or Dollar Tree Shareholders and is qualified in its entirety by reference to the full text of the Step Ahead Articles of Incorporation and Step Ahead Bylaws and the Dollar Tree Articles of Incorporation and Dollar Tree Bylaws.

AUTHORIZED CAPITAL STOCK; BLANK STOCK PROVISIONS

    The Step Ahead Articles of Incorporation authorize 5,000,000 shares of Common Stock, no par value, of which 1,261,290 shares are issued and outstanding as of July 22, 1998, and 1,000,000 shares of Preferred Stock, no par value, of which 221,700 shares are issued and outstanding as of July 22, 1998. The Board of Directors of Step Ahead is authorized to issue shares of Preferred Stock from time to time in one or more series, and is also authorized to determine or alter the rights, preferences, privileges and restrictions granted or imposed upon any wholly unissued series of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.


    The Dollar Tree Articles of Incorporation authorize 100,000,000 shares of common stock, $0.01 par value per share, of which approximately 59,138,894 shares were issued and outstanding as of August 31, 1998; and 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding. The holders of Dollar Tree Common Stock have one vote per share on all matters on which holders of Dollar Tree Common Stock are entitled to vote. The Dollar Tree Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series. The Dollar Tree Board of Directors may also state and determine the number of shares of each such series of Preferred Stock authorized to be issued and the preferences and relative, participating, optional and other rights pertaining to each such series, and the qualifications, limitations or restrictions thereof.


    The VSCA provides that a corporation's articles of incorporation may permit its board of directors to fix in whole or in part the preferences, limitations and relative rights of any class of shares before the issuance of any shares of that class or one or more series within a class before the issuance of any shares of that series.

AMENDMENTS TO THE ARTICLES OF INCORPORATION

    Under the CCC, unless otherwise specified in a corporation's articles of incorporation, an amendment to the articles of incorporation may be adopted if approved by the board and approved by the affirmative vote of holders of the shares of stock entitled to vote thereon, unless a class vote is required. The Step Ahead Articles of Incorporation do not contain any super-majority or other restrictions on amendment to the Step Ahead Articles of Incorporation.

    Under the VSCA, a corporation may amend its articles of incorporation at any time to add or change a provision that is required or permitted in the articles or to delete a provision not required in the articles. Except for certain types of amendments that may be adopted by the Board of Directors without

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shareholder approval, amendments to a corporation's articles of incorporation generally require the vote of at least two-thirds of each class outstanding and entitled to vote thereon or, if the articles of incorporation so provide, a greater or lesser proportion, but not less than a majority. Dollar Tree's Articles of Incorporation specify that an amendment to either Article IV ("Directors") or Article VI ("Amendments") requires approval by more than two-thirds of all the votes entitled to be cast by each voting group entitled to vote thereon. Adoption of all other amendments requires approval of the amendment by a majority of a quorum of the voting group for each voting group entitled to vote thereon.

AMENDMENTS TO THE BYLAWS

    The CCC provides that bylaws may be adopted, amended or repealed either by affirmative vote of the outstanding shares entitled to vote thereon or by approval of the board, except for bylaws specifying or changing the number of directors or the maximum or minimum number of directors or changing from a fixed to variable board or vice versa, which may only be adopted, amended or repealed by the shareholders. Moreover, a corporation's articles of incorporation or bylaws may restrict or eliminate the power of the board to adopt, amend or repeal any or all bylaws. The Step Ahead Bylaws provide that bylaws may be adopted, amended or repealed either by the vote of holders of a majority of the outstanding shares entitled to vote or by the Step Ahead Board of Directors. However, a bylaw changing the number of directors must be approved by the Step Ahead Shareholders.

    The VSCA provides generally that a Virginia corporation's board of directors may amend or repeal the corporation's bylaws except (i) to the extent such power is reserved to the shareholders by the articles of incorporation or the VSCA,
(ii) if the shareholders in adopting or amending a particular bylaw provided expressly that the board of directors could not amend or repeal such bylaw, and
(iii) the corporation's shareholders may amend or repeal bylaws even though the bylaws may be amended or repealed by the board of directors. The Dollar Tree Articles of Incorporation provide that certain provisions of the Dollar Tree Bylaws may be amended only by the affirmative vote, for each voting group entitled to vote thereon, of more than two-thirds of the votes entitled to be cast by such group. The power to alter, amend or repeal all other provisions of the Dollar Tree Bylaws is initially vested in the Dollar Tree Board of Directors, but bylaws made by the Dollar Tree Board with respect to any of these provisions may be repealed or changed by Dollar Tree Shareholders. In addition, the Dollar Tree Bylaws provide that Dollar Tree shareholders may adopt new bylaws which specifically provide that such bylaws may not be altered, amended or repealed by the Dollar Tree Board.

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

    The Step Ahead Bylaws provide that the Step Ahead Board shall be comprised of between six and ten members. The Step Ahead Board currently is comprised of six members. Directors of Step Ahead are elected annually for one-year terms. The number of directors may be changed only by an amendment to the Step Ahead Articles of Incorporation or by a bylaw adopted by Step Ahead Shareholders.

    The VSCA provides that the board of directors of a Virginia corporation shall consist of one or more directors as fixed by its articles of incorporation or bylaws. The Dollar Tree Bylaws provide that the Dollar Tree Board shall be comprised of between six and nine members, which number may be increased or decreased within such range by the Dollar Tree Board or the Dollar Tree shareholders. The Dollar Tree Board currently is comprised of eight members. As permitted by the VSCA, the Dollar Tree Board of Directors is classified into three classes that are approximately equal in number. Directors of each class serve for a term of three years, and elections are staggered such that approximately one-third of the Dollar Tree Board is elected each year.

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VACANCIES ON THE BOARD OF DIRECTORS

    The Step Ahead Bylaws provide that vacancies on the Step Ahead Board may be filled by the vote of a majority of the remaining Step Ahead directors. In addition, Step Ahead Shareholders may elect a director at any time to fill a vacancy not filled by the Step Ahead directors.

    The Dollar Tree Bylaws provide that vacancies on the Dollar Tree Board resulting from an increase in the number of directors may be filled by a majority vote of the Dollar Tree directors between annual meetings of Dollar Tree shareholders. The term of a director elected by the Dollar Tree Board to fill a vacancy expires at the next shareholders' meeting, at which time directors are elected by Dollar Tree shareholders.

REMOVAL OF DIRECTORS

    The CCC provides that any or all directors may be removed without cause by the vote of a majority of the outstanding shares entitled to vote; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same number of votes were cast and the entire number of directors authorized at the time of the director's most recent election were then being elected. Step Ahead's Bylaws expressly provide that directors may be removed without cause if such removal is approved by a majority of all outstanding shares entitled to vote.

    The VSCA permits shareholders to remove directors with or without cause unless the articles of incorporation provide that directors may only be removed with cause. If a director is elected by a voting group of shareholders, only the shareholders of that group may participate in the vote to remove the director. A director may be removed by the shareholders only at a meeting called for that purpose. Dollar Tree's Restated Articles of Incorporation provide that Dollar Tree's directors may be removed only by the affirmative vote of more than two-thirds of the shares entitled to vote in an election of directors.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES; LIMITATIONS ON PERSONAL
  LIABILITY OF DIRECTORS

    The CCC authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent (including any person who is or was a director, officer, employee or other agent) of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful. In addition, the CCC authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. The Step Ahead Articles of Incorporation do not contain such a provision.

    The CCC also provides that a corporation's articles of incorporation may set forth a provision eliminating or limiting the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties to the corporation and its shareholders, provided, however, that (A) such a provision may not eliminate or limit the liability of directors (i) for acts

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or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) under Section 310 of the CCC, or (vii) under Section 316 of the CCC, (B) no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when the provision becomes effective, and (C) no such provision shall eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. The Step Ahead Articles of Incorporation do not contain such a provision.

    The VSCA generally permits indemnification by a corporation of an individual made a party to a proceeding because he is or was a director or officer of such corporation against liability incurred in the proceeding, if the director or officer has acted in good faith and he believed in the case of conduct in his official capacity with the corporation, with the belief that his conduct was in the best interest of the corporation; in all other cases, that his conduct was at least not opposed to its best interest; and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The VSCA prohibits a corporation from indemnifying a director or officer in connection with a proceeding by or in the right of a corporation in which the director or officer was adjudged liable to the corporation. In addition, the VSCA prohibits indemnification in connection with a proceeding charging improper personal benefit to the director, whether or not in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. The Dollar Tree Articles of Incorporation provide, to the fullest extent permitted by Virginia law, for the indemnification of Dollar Tree's directors and officers against any obligation to pay a judgment, settlement, penalty, fine or other liability and reasonable expenses, including attorney's fees incurred by such director or officer in connection with or resulting from any action, suit, or proceeding to which such director or officer is or may be made a party by reason of being or having been a director or officer of Dollar Tree, except such liabilities and expenses as are incurred because of such director's or officer's willful misconduct or knowing violation of the criminal law.

    The VSCA also provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation is authorized under the VSCA to indemnify such party. The Dollar Tree Articles of Incorporation expressly authorize Dollar Tree to purchase and maintain such insurance.

    The Dollar Tree Articles of Incorporation further qualifies the Board of Directors, by a majority vote of a quorum of disinterested directors, to enter into a contract to indemnify any director or officer against liability and/or to advance or reimburse his expenses in respect to any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

    Under the VSCA, the liability of an officer or director for a single transaction in a proceeding brought by or in the right of a corporation or on behalf of shareholders is limited to damages not exceeding the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director; or
(ii) the greater of $100,000 or the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director may not be so limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or

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manipulation of the market for any security. The Dollar Tree Articles of
Incorporation include a provision eliminating, to the fullest extent permitted by law, the personal liability of directors.

LOANS TO DIRECTORS AND OFFICERS

    The CCC does not permit loans to be made to a director or officer unless such loan is (i) for expenses reasonably anticipated to be incurred in the performance of the duties of the director or officer for which the director or officer would be entitled to reimbursement from the corporation in absence of the advance, (ii) approved by a majority of the shareholders entitled to vote thereon, or (iii) approved by the board of directors alone, if the corporation has outstanding shares held of record by more than 100 persons on the date of approval by the board and has a bylaw approved by the outstanding shares authorizing the board of directors alone to approve the loan. Step Ahead Shareholders have not approved any loans to directors or officers.

    The VSCA does not contain an equivalent restriction on loans to directors or officers. However, under the VSCA, a transaction with a corporation in which a director has a direct or indirect personal interest is voidable by the corporation unless (i) the material facts of the transaction and the director's interest were disclosed or known to the board of directors (or a committee thereof) and a majority of the disinterested members of the board or committee authorized, approved or ratified the transaction; (ii) the material facts of the transaction and the director's interest were disclosed to the shareholders entitled to vote and a majority of the shares (excluding shares owned or controlled by the director) approved or ratified the transaction; or (iii) the transaction was fair to the corporation. A majority of the shares, whether or not present, which are entitled to be counted in a vote on the transaction constitutes a quorum for the purposes of taking action.

SPECIAL MEETINGS OF SHAREHOLDERS

    The CCC provides that special meetings of the shareholders for the purpose of taking any action which the shareholders are permitted to take under the CCC may be called at any time by the Step Ahead Board of Directors, the Chairman of the Board, the President, or by shareholders entitled to cast not less than 10 percent of the votes of the meeting. The Step Ahead Bylaws provide that in addition to these parties, the Vice President and the Secretary may also call special meetings of the shareholders.

    The VSCA provides that a special meeting of the shareholders may be called by the chairman of the board of directors, the president, the board of directors or the person or persons authorized by the articles of incorporation or bylaws. The Dollar Tree Bylaws provide that special meetings of shareholders may be called by the Dollar Tree Board of Directors, the Chairman of the Board or the President. Under the VSCA, if an annual shareholders' meeting is not held within 15 months after the last annual shareholders' meeting, a special meeting may be called by the holders of 20% or more of the corporation's voting shares. Any shareholder entitled to participate in an annual meeting may petition the circuit court where the Virginia corporation's principal office or registered office is located to order a meeting. Dollar Tree's principal office is in Chesapeake, Virginia.

CORPORATE ACTION WITHOUT A SHAREHOLDER MEETING

    The CCC states that unless otherwise provided in the articles of incorporation, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Step Ahead Articles of Incorporation do not contain a provision preventing Step Ahead Shareholders from acting by written consent in lieu of a meeting.

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    Action may be taken without a shareholder meeting and without action by the
Board of Directors under the VSCA if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the secretary of the corporation. A shareholder may withdraw consent only by delivering a written notice of withdrawal to the corporation prior to the time that all consents are in the possession of the corporation. If notice of the proposed action is requried to be given to non-voting shareholders, and the action is to be taken by unanimous consent of the voting shareholders, the corporation must give its non-voting shareholders written notice of the proposed action at least 10 days before the action is taken.

SHAREHOLDER APPROVAL OF CERTAIN SIGNIFICANT TRANSACTIONS

    Under the CCC, the terms of a reorganization do not require shareholder approval if the corporation, or its shareholders immediately before the reorganization, or both, own equity securities, other than any warrant or right to subscribe to or purchase such equity securities, of the surviving or acquiring corporation possessing more than five-sixths of the voting power of the surviving or acquiring corporation or parent party. Step Ahead's Articles of Incorporation do not alter the shareholder vote requirement relating to such transactions.

    Under the VSCA, a sale, lease, exchange or other disposal of all or substantially all of the property of a corporation other than in the usual or regular course of business requires the adoption by the board of directors and the approval by the holders of more than two-thirds of all the votes entitled to be cast on the transaction (unless the board of directors requires a higher vote or the articles of incorporation provide for a greater or lesser vote so long as the vote provided for is not less than a majority of all the votes cast on the transaction by each voting group entitled to vote on the transaction at a meeting at which a quorum exists). Also under the VSCA, a plan of merger or share exchange generally must be approved by each voting group entitled to vote on the plan by more than two-thirds of all the votes entitled to be cast by that voting group (unless the board of directors requires a higher vote or the articles of incorporation provide for a greater or lesser vote so long as the vote provided for is not less than a majority of all the votes cast on the plan by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group exists). The Dollar Tree Articles of Incorporation do not alter the shareholder vote requirement relating to such transactions.

CUMULATIVE VOTING

    Under the CCC, cumulative voting is allowed in any election of directors unless the corporation, after it becomes listed, amends its articles of incorporation to eliminate cumulative voting. Such an amendment may only be adopted by the approval of the board of directors and the outstanding shares, voting as a single class. Step Ahead's Articles of Incorporation have not been amended to eliminate cumulative voting.

    As is permitted by the VSCA, the Dollar Tree Articles of Incorporation expressly deny Dollar Tree shareholders the right to cumulate their votes in the election of directors.

PAYMENT OF DIVIDENDS AND REPURCHASE OF SHARES

    Under the CCC, a corporation may not make any distribution (including dividends, whether in cash or other property, and repurchase of its shares) unless either the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution or, immediately after giving effect to such distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets would be at least equal to its current liabilities or, if the average earnings of the corporation before taxes on income and interest expense for the two preceding fiscal years was less than the average of the interest

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expense of the corporation for those fiscal years, at least equal to 1 1/4 times its current liabilities; provided, however, that in determining the amount of the assets of the corporation profits derived from an exchange of assets shall not be included unless the assets received are currently realizable in cash; and provided, further, that for the purpose of this rule "current assets" may include net amounts which the board has determined in good faith may reasonably be expected to be received from customers during the 12-month period used in calculating current liabilities pursuant to existing contractual relationships obligating those customers to make fixed or periodic payments during the term of the contract.

    With respect to the repurchase of shares, under the CCC, all of the above requirements must be satisfied. In addition, before making the above calculations, all amounts that had been previously deducted from retained earnings with respect to obligations incurred in connection with the corporation's repurchase of its shares and reflected on its balance sheet are added to retained earnings. Furthermore, before making the above calculations, all amounts that had been previously deducted from retained earnings with respect to obligations incurred in connection with the corporation's repurchase of its shares and reflected on its balance sheet are deducted from liabilities.

    Under the VSCA, the payment of dividends is generally permissible, subject to restriction by the articles of incorporation, except if, after giving effect to such payment, the corporation would not be able to pay its debts as they become due in the usual course of its business or the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were dissolved, to satisfy the preferential rights of holders of securities with rights superior to those receiving the distribution. The Dollar Tree Articles of Incorporation do not alter the dividend provisions set forth in the VSCA. The directors of a Virginia corporation may be personally liable to the corporation and its creditors to the extent that a dividend authorized by the directors exceeds such permissible amounts and is not repaid to the corporation, but may seek contribution from other directors voting in favor of the distribution and from the shareholders receiving the distribution.

    Under the VSCA, the repurchase of a corporation's stock is generally permissible, except if, after giving effect to such payment, the corporation would not be able to pay its debts as they become due in the usual course of its business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved, to satisfy the preferential rights of holders of securities with rights superior to the corporation's common stock.

DISSOLUTION

    Under the CCC, shareholders holding 50 percent or more of the total voting power may authorize a corporation's dissolution. Approval of the board of directors is not required.

    Under the VSCA, shareholders owning more than two-thirds of all votes certified to be cast may approve dissolution of a corporation, but only if dissolution has been proposed by the board of directors. The articles of incorporation may provide for a greater or lesser vote but not less than a majority of outstanding shares of each voting group. The Dollar Tree Articles of Incorporation do not modify the statutory default vote.

INSPECTION OF BOOKS AND RECORDS

    Under the CCC, a shareholder or shareholders holding at least five percent in the aggregate of the outstanding voting shares of a corporation or who hold at least one percent of those voting shares and have filed a Schedule 14A with the Commission have an absolute right to do either or both of the following: (1) inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon five business days' prior written demand upon the corporation, or (2) obtain from the transfer agent for the corporation, upon written demand and upon the tender of usual charges for such a list, a list of the shareholders' names and addresses who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand.

    Under the VSCA, any person who has been a shareholder of record of a corporation for at least six months immediately preceding his demand, or is the holder of record of at least five percent of all outstanding shares of the corporation, is entitled to inspect and copy, during regular business hours at the corporation's principal office, certain records maintained by the corporation, including the minutes of all shareholders' meetings and the record of shareholders, if he gives the corporation written notice of his demand at least five business days before the date on which he wishes to inspect and copy. Any such demand must be made in good faith and for a proper purpose and must describe with reasonable particularity the shareholder's purpose and records he wishes to inspect. The shareholder may only inspect such records during normal business hours and at a reasonable location specified by the corporation.

ISSUANCE OF RIGHTS AND OPTIONS; PREEMPTIVE RIGHTS

    Under the CCC, shareholders only have preemptive rights to subscribe for issues of shares or other securities if such rights are expressly granted in the articles of incorporation. Step Ahead's Articles of Incorporation do not grant preemptive rights to Step Ahead Shareholders.

    Under the VSCA, unless reserved to the shareholders in the articles of incorporation and subject to the preemptive rights of shareholders, a corporation may create or issue rights, options or warrants for the purchase of shares of the corporation upon such terms and conditions and for such consideration, if any, and such purposes as may be approved by the board of directors. Unless limited or denied in the articles of incorporation, shareholders of a Virginia corporation have a preemptive right to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. The Dollar Tree Articles of Incorporation deny preemptive rights to Dollar Tree shareholders and do not reserve to Dollar Tree shareholders the right to create or issue rights, options or warrants for the purchase of Dollar Tree Stock.

    Under the VSCA, the shareholders of a publicly-traded Virginia corporation or a corporation whose shares are held by at least 2,000 record shareholders do not enjoy dissenters' rights where: (i) the articles of incorporation issuing such shares say otherwise; (ii) in a transaction of merger or share exchange, the holders of the class or series are required under the transaction to accept any consideration other than (a) cash, (b) shares or membership interests of the surviving corporation, (c) any other corporation's shares that are either held by at least 2,000 record shareholders or is a publicly-traded corporation whose shares are listed on a national securities exchange; or (d) a combination of cash and shares or membership interests as set forth in (a) and either (b) or
(c) above; (iii) the transaction to be voted on is an "affiliate transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in the VSCA; and (iv) such rights have been terminated when (a) the proposed corporate action is rescinded or abandoned, (b) a court enjoins the action permanently or sets it aside; or (c) his demand for payment is withdrawn with the written consent of the corporation. The Dollar Tree Articles of Incorporation and the Dollar Tree Bylaws do not contain any provisions granting Dollar Tree shareholders dissenters' rights.

ANTI-TAKEOVER PROVISIONS

    Under the CCC, if a tender offer or a written proposal for approval of a reorganization or for certain sales of assets is made to some or all of a corporation's shareholders by an interested party (as defined in the CCC) (herein referred to as an "Interested Party Proposal"), an affirmative opinion in writing as to the fairness of the consideration to the shareholders of the corporation must be delivered to the shareholders (or, in the event shareholder approval is not required, to the corporation's board of directors). In addition, the shareholders must be (i) informed of certain later tender offers or written proposals and provided with any written materials relating thereto, and (ii) afforded a reasonable opportunity to withdraw any vote, consent or proxy previously given before the vote or written consent on the Interested Party Proposal becomes effective, or a reasonable time to withdraw any tendered shares before the purchase of the shares pursuant to the Interested Party Proposal.

    In addition, the CCC generally requires that in connection with any merger transaction, unless all shareholders of a class or series consent otherwise, each share of such class or series must be treated equally with respect to any distribution of cash, property, rights or securities. The CCC also provides generally that if a corporation that is party to a merger, or its parent, owns more than 50% but less than 90% of the voting power of the other corporation that is party to such merger, the nonredeemable shares of common stock of the controlled corporation may only be converted into nonredeemable shares of the surviving corporation or a parent party unless all shareholders of the class consent.

    Under the Virginia Control Share Acquisition statute, a person (the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a Virginia corporation that when combined with shares already owned, would increase the acquiror's ownership to at least 20%, 33 1/3%, or a majority of the voting stock of the corporation, must obtain the approval of a majority in interest of the shares held by all shareholders, except the acquiror and the officers and inside directors of the corporation, in order to vote the shares acquired. The statute does not apply to mergers pursuant to a merger or plan of share exchange effected in compliance with the relevant provisions of the VCSA. The Virginia Control Share Acquisition statute permits a Virginia corporation to elect not to be governed by these provisions by including such an election in its articles of incorporation or bylaws, and does not apply to companies with less than 300 shareholders. Dollar Tree has elected not to be governed by the Virginia Control Share Acquisition statute in its Articles of Incorporation.

    Virginia's Affiliated Transactions statute provides that if a person acquires 10% or more of the stock of a Virginia corporation without the approval of its board of directors (an "interested shareholder"), such person may not engage in certain transactions with the corporation (including a merger and purchase or sale of greater than five percent of the corporation's assets or voting stock) for a period of three years, and then only with the specified supermajority shareholder vote, disinterested director approval or fair price and procedural protections. Virginia's Affiliated Transactions statute includes certain exceptions to this prohibition; for example, if a majority of disinterested directors approves the acquisition of stock or the transaction prior to the time that the person became an interested shareholder, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested shareholder, the prohibition does not apply. Dollar Tree has elected not to be governed by Virginia's Affiliated Transactions statute in its Articles of Incorporation.

    The VSCA contains provisions explicitly permitting a corporation to take the steps necessary to implement a shareholder rights plan "poison pill" where all shareholders, except for the acquiror, have certain economically powerful rights that are activated upon an acquiror obtaining a 20% (or other percentage) stock ownership position. Dollar Tree has not implemented a "poison pill." However, the Dollar Tree Articles of Incorporation do authorize preferred stock as to which the Dollar Tree Board of Directors has authority to determine the terms, which is generally a prerequisite to implementing a "poison pill."

                                 LEGAL MATTERS

    The validity of the Dollar Tree Common Stock issuable pursuant to the Merger and certain other legal matters relating thereto will be passed upon for Dollar Tree by Hofheimer Nusbaum, P.C., Norfolk, Virginia. Latham & Watkins is acting as counsel for Step Ahead in connection with certain legal matters relating to the Merger and the transactions contemplated thereby.

                                    EXPERTS

    The consolidated financial statements of Dollar Tree Stores, Inc. and subsidiaries as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Step Ahead Investments, Inc., as of January 26, 1997 and January 25, 1998 and for the years ended January 28, 1996, January 26, 1997 and January 25, 1998 appearing in this Prospectus/Proxy Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon said report given upon the authority of such firm as experts in auditing and accounting.

                          STEP AHEAD INVESTMENTS, INC.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants.....................................................         F-2

Balance Sheets as of January 26, 1997, January 25, 1998 and July 26, 1998.............         F-3

Statements of Income for the fiscal years ended January 28, 1996, January 26, 1997 and
  January 25, 1998 and the fiscal six months ended July 27, 1997 and July 26, 1998....         F-4

Statements of Shareholders' Equity for the fiscal years ended January 28, 1996,
  January 26, 1997 and January 25, 1998 and the fiscal six months ended July 26,
  1998................................................................................         F-5

Statements of Cash Flows for the fiscal years ended January 28, 1996, January 26, 1997 and January 25, 1998 and the fiscal six months ended July 27, 1997 and July 26,
  1998................................................................................         F-6

Notes to Financial Statements.........................................................         F-7

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Step Ahead Investments, Inc.

In our opinion, the accompanying balance sheets and the related statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Step Ahead Investments, Inc. at January 26, 1997 and January 25, 1998, and the results of its operations and its cash flows for the fiscal years ended January 28, 1996, January 26, 1997 and January 25, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Step Ahead's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Sacramento, CA
August 8, 1998

                          STEP AHEAD INVESTMENTS, INC.

                                 BALANCE SHEETS


                                                                                                       (UNAUDITED)
                                                                                 JAN. 26,   JAN. 25,    JULY 26,
                                                                                   1997       1998        1998
                                                                                 ---------  ---------  -----------
                                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash.........................................................................  $     454  $     294   $     438
  Restricted cash..............................................................      2,726      1,029       1,272
  Trade accounts receivable, net...............................................      1,635        945         593
  Merchandise inventories......................................................     14,103     20,417      21,310
  Other current assets.........................................................        833      1,142       1,364
                                                                                 ---------  ---------  -----------
    Total current assets.......................................................     19,751     23,827      24,977
                                                                                 ---------  ---------  -----------
Property and equipment, net....................................................      3,824      4,931       5,424
Notes receivable, net..........................................................        619        986       1,199
Other assets...................................................................        343        268         326
                                                                                 ---------  ---------  -----------
    TOTAL ASSETS...............................................................  $  24,537  $  30,012   $  31,926
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Line of credit...............................................................  $   7,582  $   9,241   $  11,280
  Accounts payable and accrued expenses........................................     10,546     12,400      11,067
  Current portion of long-term debt............................................        300        250         684
                                                                                 ---------  ---------  -----------
    Total current liabilities..................................................     18,428     21,891      23,031
                                                                                 ---------  ---------  -----------
Long-term debt.................................................................        804        554          --
Deferred rent and other liabilities............................................      1,047      1,440       1,620
                                                                                 ---------  ---------  -----------
    Total liabilities..........................................................     20,279     23,885      24,651
                                                                                 ---------  ---------  -----------
Commitments and contingent liabilities

Shareholders' equity:
  Series A preferred stock, no par value. Authorized 1,000,000 shares, 221,700
    shares issued and outstanding, $2,217,000 liquidation preference...........      2,149      2,149       2,149
  Common stock, no par value. Authorized 5,000,000 shares, 1,213,200, 1,261,300
    and 1,261,300 shares issued and outstanding................................        157        631         638
  Unearned compensation........................................................        (59)       (18)         (9)
  Retained earnings............................................................      2,011      3,365       4,497
                                                                                 ---------  ---------  -----------
    Total shareholders' equity.................................................      4,258      6,127       7,275
                                                                                 ---------  ---------  -----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.................................  $  24,537  $  30,012   $  31,926
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------


                See accompanying Notes to Financial Statements.

                          STEP AHEAD INVESTMENTS, INC.

                              STATEMENTS OF INCOME

                                                                                                (UNAUDITED)
                                                                                             FISCAL SIX MONTHS
                                                                 FISCAL YEARS ENDED                ENDED
                                                           -------------------------------  --------------------
                                                           JAN. 28,   JAN. 26,   JAN. 25,   JULY 27,   JULY 26,
                                                             1996       1997       1998       1997       1998
                                                           ---------  ---------  ---------  ---------  ---------

                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................................  $  55,038  $  71,263  $  92,940  $  41,244  $  52,430
Cost of sales............................................     39,837     50,738     66,696     30,163     37,160
                                                           ---------  ---------  ---------  ---------  ---------
    Gross profit.........................................     15,201     20,525     26,244     11,081     15,270
                                                           ---------  ---------  ---------  ---------  ---------

Selling, general and administrative expenses:
  Operating expenses.....................................     12,782     16,595     22,006      9,918     12,132
  Depreciation and amortization..........................        651        899      1,332        611        794
                                                           ---------  ---------  ---------  ---------  ---------
    Total selling, general and administrative expenses...     13,433     17,494     23,338     10,529     12,926
                                                           ---------  ---------  ---------  ---------  ---------
Operating income.........................................      1,768      3,031      2,906        552      2,344
Interest expense, net....................................        358        450        665        299        487
                                                           ---------  ---------  ---------  ---------  ---------

Income before provision for income taxes.................      1,410      2,581      2,241        253      1,857
Provision for income taxes...............................        267      1,068        887        109        725
                                                           ---------  ---------  ---------  ---------  ---------
    Net income...........................................  $   1,143  $   1,513  $   1,354  $     144  $   1,132
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

Net income per share:
  Basic net income per share.............................  $     .95  $    1.25  $    1.08  $     .11  $     .90
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
  Weighted average number of common shares outstanding...      1,201      1,210      1,258      1,253      1,261
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
  Diluted net income per share...........................  $     .80  $    1.05  $     .86  $     .09  $     .69
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
  Weighted average number of common shares and dilutive
    potential common shares outstanding..................      1,423      1,439      1,570      1,572      1,643
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------


                See accompanying Notes to Financial Statements.

                          STEP AHEAD INVESTMENTS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

   FISCAL YEARS ENDED JANUARY 28, 1996, JANUARY 26, 1997 AND JANUARY 25, 1998


                   AND FISCAL SIX MONTHS ENDED JULY 26, 1998


                                                                                                                  RETAINED
                                              PREFERRED    PREFERRED     COMMON       COMMON       UNEARNED       EARNINGS
                                                STOCK        STOCK        STOCK       STOCK      COMPENSATION     (DEFICIT)
                                               AMOUNT       SHARES       AMOUNT       SHARES        AMOUNT         AMOUNT
                                             -----------  -----------  -----------  ----------  ---------------  -----------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at January 29, 1995................   $   2,149      221,700    $      25    1,200,000     $  --          $    (645)
Net income.................................      --           --           --           --            --              1,143
Restricted stock issued net of
  forfeitures..............................      --           --               54        5,400           (54)        --
                                             -----------  -----------       -----   ----------           ---     -----------
Balance at January 28, 1996................       2,149      221,700           79    1,205,400           (54)           498
Net income.................................      --           --           --           --            --              1,513
Restricted stock issued net of
  forfeitures..............................      --           --               78        7,800           (78)        --
Amortization of unearned compensation......      --           --           --           --                73         --
                                             -----------  -----------       -----   ----------           ---     -----------
Balance at January 26, 1997................       2,149      221,700          157    1,213,200           (59)         2,011
Net income.................................      --           --           --           --            --              1,354
Common stock issued........................      --           --              500       50,000        --             --
Restricted stock issued net of
  forfeitures..............................      --           --              (26)      (1,900)           26         --
Amortization of unearned compensation......      --           --           --           --                15         --
                                             -----------  -----------       -----   ----------           ---     -----------
Balance at January 25, 1998................       2,149      221,700          631    1,261,300           (18)         3,365
Net income (unaudited).....................      --           --           --           --            --              1,132
Restricted stock issued net of forfeitures
  (unaudited)..............................      --           --                7       --                (7)        --
Amortization of unearned compensation
  (unaudited)..............................      --           --           --           --                16         --
                                             -----------  -----------       -----   ----------           ---     -----------
Balance at July 26, 1998 (unaudited).......   $   2,149      221,700    $     638    1,261,300     $      (9)     $   4,497
                                             -----------  -----------       -----   ----------           ---     -----------
                                             -----------  -----------       -----   ----------           ---     -----------


                                               TOTAL
                                              EQUITY
                                             ---------

Balance at January 29, 1995................  $   1,529
Net income.................................      1,143
Restricted stock issued net of
  forfeitures..............................     --
                                             ---------
Balance at January 28, 1996................      2,672
Net income.................................      1,513
Restricted stock issued net of
  forfeitures..............................     --
Amortization of unearned compensation......         73
                                             ---------
Balance at January 26, 1997................      4,258
Net income.................................      1,354
Common stock issued........................        500
Restricted stock issued net of
  forfeitures..............................     --
Amortization of unearned compensation......         15
                                             ---------
Balance at January 25, 1998................      6,127
Net income (unaudited).....................      1,132
Restricted stock issued net of forfeitures
  (unaudited)..............................     --
Amortization of unearned compensation
  (unaudited)..............................         16
                                             ---------
Balance at July 26, 1998 (unaudited).......  $   7,275
                                             ---------
                                             ---------


                See accompanying Notes to Financial Statements.

                          STEP AHEAD INVESTMENTS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                                                 (UNAUDITED)
                                                                                                              FISCAL SIX MONTHS
                                                                                 FISCAL YEARS ENDED                 ENDED
                                                                           -------------------------------  ----------------------
                                                                           JAN. 28,   JAN. 26,   JAN. 25,   JULY 27,    JULY 26,
                                                                             1996       1997       1998       1997        1998
                                                                           ---------  ---------  ---------  ---------  -----------
                                                                                               (IN THOUSANDS)
Cash flows from operating activities:
Net income...............................................................  $   1,143  $   1,513  $   1,354  $     144   $   1,132
Adjustments to reconcile net income to net cash flows from operating activities:
  Depreciation and amortization..........................................        651        899      1,332        611         794
  Amortization of unearned compensation..................................     --             73         15         14          16
  Changes in operating assets and liabilities:
    Restricted cash......................................................     --         (2,726)     1,697      1,698        (243)
    Trade accounts receivable............................................       (577)      (317)       690        308           6
    Merchandise inventories..............................................     (4,075)    (3,689)    (6,314)    (4,441)       (893)
    Other assets.........................................................        131       (878)      (601)      (600)       (280)
    Accounts payable and accrued expenses................................        707      3,232      1,854      1,602      (1,333)
    Deferred rent and other liabilities..................................        131        338        393        193         180
                                                                           ---------  ---------  ---------  ---------  -----------
      Net cash from operating activities.................................     (1,889)    (1,555)       420       (471)       (621)
                                                                           ---------  ---------  ---------  ---------  -----------

Cash flows from investing activities:
  Purchases of property and equipment....................................       (776)    (2,338)    (2,548)    (1,482)     (1,287)
  Proceeds from the sale of equipment....................................     --         --            109        109      --
  Payments received on notes receivable..................................     --         --         --         --             135
                                                                           ---------  ---------  ---------  ---------  -----------
      Net cash used in investing activities..............................       (776)    (2,338)    (2,439)    (1,373)     (1,152)
                                                                           ---------  ---------  ---------  ---------  -----------

Cash flows from financing activities:
  Change in line of credit, net..........................................      3,373      3,759      1,659      1,371       2,039
  Principal payments on notes payable to shareholders, net...............         (1)      (124)    --         --          --
  Principal payments on long-term debt...................................       (192)      (332)      (300)      (160)       (122)
  Proceeds from issuance of common stock.................................     --         --            500        500      --
                                                                           ---------  ---------  ---------  ---------  -----------
      Net cash provided by financing activities..........................      3,180      3,303      1,859      1,711       1,917
                                                                           ---------  ---------  ---------  ---------  -----------

Net change in cash.......................................................        515       (590)      (160)      (133)        144
Cash, beginning of period................................................        529      1,044        454        454         294
                                                                           ---------  ---------  ---------  ---------  -----------
Cash, end of period......................................................  $   1,044  $     454  $     294  $     321   $     438
                                                                           ---------  ---------  ---------  ---------  -----------
                                                                           ---------  ---------  ---------  ---------  -----------

Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest paid........................................................  $     550  $     686  $     862  $     359   $     567
                                                                           ---------  ---------  ---------  ---------  -----------
                                                                           ---------  ---------  ---------  ---------  -----------
    Income taxes paid....................................................  $     156  $   1,040  $     969        685       1,822
                                                                           ---------  ---------  ---------  ---------  -----------
                                                                           ---------  ---------  ---------  ---------  -----------
Supplemental disclosure of non-cash investing and financing activities:
  Long-term debt issued to purchase property and equipment...............  $     164  $      65  $  --      $  --       $  --
                                                                           ---------  ---------  ---------  ---------  -----------
                                                                           ---------  ---------  ---------  ---------  -----------
  Long-term debt issued to refinance note payable to shareholder.........  $  --      $   1,000  $  --      $  --       $  --
                                                                           ---------  ---------  ---------  ---------  -----------
                                                                           ---------  ---------  ---------  ---------  -----------


                See accompanying Notes to Financial Statements.

                          STEP AHEAD INVESTMENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

    Step Ahead Investments, Inc. (Step Ahead) owns and operates discount variety retail stores which sell EVERYTHING FOR 98 CENTS ... OR LESS. At January 25, 1998, Step Ahead owned and operated 59 stores operating under the name 98 CENTS CLEARANCE CENTERS. Step Ahead's headquarters and distribution facility is located outside Sacramento, California; its stores are located in Northern and Central California and Nevada. Merchandise carried by Step Ahead includes books, beverages, food, health and beauty aids, hardware, housewares, party supplies, seasonal goods, and stationery. None of Step Ahead's suppliers represented more than 3% of total purchases in fiscal 1997. Step Ahead also sells merchandise to wholesale customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENT PRESENTATION

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR

    Step Ahead's fiscal year is the 52-week period ending on the last Sunday in January. All references herein to fiscal years 1995, 1996, and 1997 represent the 52-week fiscal years ended January 28, 1996, January 26, 1997, and January 25, 1998, respectively.

RESTRICTED CASH

    Restricted cash includes amounts subject to a blocked account agreement with the finance company funding Step Ahead's line of credit. Under the terms of this agreement all retail and wholesale cash receipts are deposited to this account and are automatically transferred daily to pay down the line of credit.

MERCHANDISE INVENTORIES

    Merchandise inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for distribution center inventories and using the retail inventory method for store inventories. Costs directly associated with purchasing and distribution and certain occupancy costs are included in cost of sales. Purchasing and distribution costs capitalized into inventories totaled $781,000 at January 26, 1997 and $1,185,000 at January 25, 1998.

RETAIL STORE PRE-OPENING COSTS

    Costs incurred to prepare retail stores for opening, primarily labor, are deferred and amortized on a straight-line basis over twelve months. Unamortized pre-opening costs of $440,000 at January 26, 1997 and $265,000 at January 25, 1998 are included in other current assets.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES, on April 3, 1998. It requires pre-opening costs to be expensed as incurred for fiscal years beginning after December 15, 1998. Step Ahead intends to adopt this SOP in the first quarter of fiscal 1999. Any

                          STEP AHEAD INVESTMENTS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) unamortized pre-opening costs will be expensed and reported as the cumulative effect of a change in accounting principle.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. At the date of sale or retirement, the related cost and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss is included in income from current operations. Maintenance and repair costs are expensed as incurred, while renewals and betterments are capitalized and depreciated over their useful lives. Depreciation and amortization are computed using the straight-line method over the estimated lives of the assets which average five years.

DEFERRED RENT

    The minimum rental payments on noncancelable operating leases are recognized as expense on a straight-line basis over the lives of leases irrespective of the timing of rental payments or rent-free periods. Unamortized rent of $968,000 at January 26, 1997 and $1,387,000 at January 25, 1998 are included in deferred rent and other liabilities.

REVENUE RECOGNITION

    Revenue is recognized at the point of sale for retail sales and generally at the time of shipment for wholesale sales, subject to an assessment of ultimate realization.

ADVERTISING

    Advertising costs, including radio, television, and newspaper, are recognized as expense the first time the advertising takes place.

INCOME TAXES

    Income taxes are recorded using the liability approach; a current or deferred income tax liability or asset is recognized for the current or deferred income tax consequences of all events that have been recognized in the financial statements. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some or all of it will not be realized.

NET INCOME PER SHARE


    Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding plus the dilutive effect of outstanding stock options calculated using the treasury stock method. The weighted-average number of preferred shares outstanding was 221,700 for all periods presented. The dilutive effect of outstanding stock options was 7,806 and 91,126 for the years ended January 26, 1997 and January 25, 1998, respectively. The dilutive effect of outstanding stock options was 96,625 and 159,895 for the fiscal six months ended July 27, 1997 and July 26, 1998, respectively.

                          STEP AHEAD INVESTMENTS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    The estimated fair value of Step Ahead's line of credit and long-term debt approximate carrying value based on market interest rates available to Step Ahead for similar financial instruments.

    Trade accounts receivable, net includes amounts due from two customers totaling $992,000 at January 26, 1997 and $741,000 at January 25, 1998. The notes receivable are also due from these two customers and bear interest at 18%. Payments required on the notes receivable total $20,246 per month (including principal and interest) with the balances due in August, 2001 and January, 2003. The estimated fair value of the notes receivable approximate carrying value based on market interest rates for similar financial instruments. Reserves related to these receivables totaled $51,000 and $513,000 at January 26, 1997 and January 25, 1998, respectively. Step Ahead holds a security interest in the inventory and equipment owned by both customers.

UNAUDITED INTERIM FINANCIAL DATA


    The interim financial data for the fiscal six months ended July 27, 1997 and July 26, 1998 is unaudited, however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.


RECLASSIFICATIONS

    Certain reclassifications have been made in the financial statements and notes to conform to the current presentation.

3. BALANCE SHEET COMPONENTS

    Property and equipment, net, consists of the following:

                                                                      JANUARY 26,  JANUARY 25,
                                                                         1997         1998
                                                                      -----------  -----------
                                                                           (IN THOUSANDS)
Furniture and fixtures..............................................   $   3,204    $   4,514
Equipment...........................................................       2,028        2,545
Automobiles and trucks..............................................         420          592
Leasehold improvements..............................................         453          804
                                                                      -----------  -----------
                                                                           6,105        8,455
Less accumulated depreciation and amortization......................      (2,281)      (3,524)
                                                                      -----------  -----------
                                                                       $   3,824    $   4,931
                                                                      -----------  -----------
                                                                      -----------  -----------

                          STEP AHEAD INVESTMENTS, INC.

3. BALANCE SHEET COMPONENTS (CONTINUED)
    Accounts payable and accrued expenses consists of the following:

                                                                      JANUARY 26,  JANUARY 25,
                                                                         1997         1998
                                                                      -----------  -----------
                                                                           (IN THOUSANDS)
Trade accounts payable..............................................   $   5,880    $   5,864
Book overdraft......................................................       1,858        3,254
Accrued sales tax...................................................         928        1,110
Other accrued expenses..............................................       1,880        2,172
                                                                      -----------  -----------
                                                                       $  10,546    $  12,400
                                                                      -----------  -----------
                                                                      -----------  -----------

4. LINE OF CREDIT

    At January 25, 1998, Step Ahead had a $10 million revolving line of credit agreement with a finance company bearing interest at prime plus 0.75% (9.25% at January 25, 1998) which expires in May, 1999. The line of credit is secured by essentially all of Step Ahead's assets and is subject to certain borrowing base limitations. The agreement provides for an unused line fee of 0.25% per annum (0.375% if the average balance is less than $5 million) and a loan origination fee of 0.5%. The agreement also requires compliance with certain covenants related to dividends, tangible net worth, capital expenditures, fixed charge coverage, new store openings, and the maintenance of a restricted deposit account the proceeds of which are automatically transferred daily to pay down the line of credit. In May, 1998, the line of credit was increased to $15 million.

5. LONG-TERM DEBT

    Step Ahead had a term loan with balances of $950,000 at January 26, 1997 and $750,000 at January 25, 1998 and bearing interest at prime plus .75% (9.25% at January 25, 1998). The loan is secured by essentially all of Step Ahead's assets and is payable in quarterly principal installments of $50,000 with the balance due in May, 1999. The agreement also requires compliance with certain covenants related to dividends, tangible net worth, capital expenditures, fixed charge coverage, and new store openings.

    Long-term debt also includes installment notes and contracts payable which are secured by vehicles and equipment and bear interest at rates averaging 12.75%.

    Future principal payments at January 25, 1998 are scheduled as follows:

    FISCAL YEAR
--------------------------------------------------------------------------------------
   1998...............................................................................  $  250,000
   1999...............................................................................     554,000
                                                                                        ----------
                                                                                        $  804,000
                                                                                        ----------
                                                                                        ----------

                          STEP AHEAD INVESTMENTS, INC.

6. INCOME TAXES

    The provision for federal and state income taxes consists of the following:

                                                                    FISCAL YEARS ENDED
                                                         -----------------------------------------
                                                          JANUARY 28,   JANUARY 26,   JANUARY 25,
                                                             1996          1997          1998
                                                         -------------  -----------  -------------

                                                                      (IN THOUSANDS)
Federal:
  Current..............................................    $     313     $     856     $     902
  Deferred.............................................         (133)          (28)         (243)
                                                               -----    -----------        -----
                                                                 180           828           659
                                                               -----    -----------        -----
State:
  Current..............................................          109           256           278
  Deferred.............................................          (22)          (16)          (50)
                                                               -----    -----------        -----
                                                                  87           240           228
                                                               -----    -----------        -----
                                                           $     267     $   1,068     $     887
                                                               -----    -----------        -----
                                                               -----    -----------        -----

    The provision for income taxes differs from the amount of income as determined by applying the applicable federal tax rate to pretax income from operations as a result of the following differences:

                                                                   FISCAL YEARS ENDED
                                                         ---------------------------------------
                                                         JANUARY 28,  JANUARY 26,   JANUARY 25,
                                                            1996         1997          1998
                                                         -----------  -----------  -------------

                                                                     (IN THOUSANDS)
Income taxes at statutory federal rate.................   $     479    $     877     $     762
State income tax net of federal tax benefit............          84          161           143
Change in valuation allowance..........................        (267)      --            --
Other, net.............................................         (29)          30           (18)
                                                         -----------  -----------        -----
                                                          $     267    $   1,068     $     887
                                                         -----------  -----------        -----
                                                         -----------  -----------        -----

                          STEP AHEAD INVESTMENTS, INC.

6. INCOME TAXES (CONTINUED)
    The net deferred tax assets balances are included in other assets. Deferred tax assets (liabilities) consist of the following:

                                                                       JANUARY 26,    JANUARY 25,
                                                                          1997           1998
                                                                      -------------  -------------
                                                                             (IN THOUSANDS)
Deferred tax assets:
  Deferred rent.....................................................    $     386      $     553
  Accrued compensation..............................................           89             96
  Allowances and reserves...........................................          101            332
  Other.............................................................          184            173
                                                                            -----          -----
                                                                              760          1,154
                                                                            -----          -----
Deferred tax liabilities:
  Depreciation......................................................         (285)          (375)
  Retail store pre-opening costs....................................         (175)          (105)
  Other.............................................................          (20)          (100)
                                                                            -----          -----
                                                                             (480)          (580)
                                                                            -----          -----
                                                                        $     280      $     574
                                                                            -----          -----
                                                                            -----          -----

7. RELATED PARTY TRANSACTIONS

    Step Ahead purchases merchandise for resale from certain shareholders with a 2.8% ownership interest (in aggregate) at January 25, 1998. Purchases from these related parties totaled $3,873,000, $3,131,000, and $2,698,000 for fiscal years 1995, 1996, and 1997, respectively. Trade accounts payable to these related parties totaled $225,000 and $272,000 at January 26, 1997 and January 25, 1998, respectively.

    Step Ahead also leases its distribution facility from a shareholder with a 1.7% ownership interest, leases one store facility from shareholders with a 57.3% aggregate ownership interest, and is represented by an advertising agency whose principals held a 0.3% ownership interest, at January 25, 1998. Amounts paid for services rendered by these related parties totaled $1,317,000 and $1,736,000 in fiscal years 1996 and 1997, respectively.

    Management believes that goods or services received from these related parties were purchased at fair market value.

    Interest on notes payable to shareholders totaled $240,000, $59,000 and $33,000 for fiscal years 1995, 1996 and 1997, respectively. Short-term loans from shareholders which were received and repaid during fiscal years 1995 and 1997 totaled $1,900,000 and $1,410,000, respectively.

8. SERIES A PREFERRED SHARES

    The Series A preferred shares are convertible into one share of common stock, have a liquidation preference over the common stock of $10 per share, and have voting rights of one vote per share. Step Ahead may redeem the shares at a price of $10 per share plus 12% per year outstanding since issuance in 1992.

                          STEP AHEAD INVESTMENTS, INC.

9. STOCK OPTION AND RESTRICTED STOCK AWARDS

    Step Ahead sponsors a Long-Term Incentive Plan (the Plan) which provides for the issuance of stock options, stock appreciation rights (SARs), phantom stock and restricted stock awards to officers and key employees. At January 25, 1998, Step Ahead had authorized 400,000 shares subject to stock options, 40,000 phantom shares, 125,000 SARs, and 25,000 shares for restricted stock awards. In fiscal 1996, Step Ahead converted all of the outstanding SARs and phantom stock awards to stock options and restricted stock awards, respectively.

    Step Ahead applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for awards issued under the Plan. The compensation cost that has been charged against income for these awards totaled $2,000, $1,000, and $35,000 for fiscal years 1997, 1996, and 1995, respectively. Had compensation cost for the stock options been determined based on the fair value of the stock options at the grant dates consistent with Financial Accounting Standards Board Statement 123, for fiscal 1995, 1996 and 1997, Step Ahead's pro forma net income would have been $1,143,000, $1,275,000 and $1,276,000, respectively; pro forma basic net income per share would have been $0.95, $1.05, and $1.01, respectively; and pro forma diluted net income per share would have been $0.80, $0.89 and $0.85, respectively.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1996 and 1997, respectively: dividend yield of 0% for both years, expected volatility of 0% for both years, risk-free interest rates of 6.3% and 5.9%, and expected lives of 6.6 and 4.9 years. The weighted-average grant date fair value of the options issued was $3.30 and $4.40 in fiscal years 1996 and 1997, respectively.

    The following table summarizes information about the stock options granted, exercised, and forfeited in fiscal years 1995, 1996 and 1997 (including options granted to non-employees):

                                                                                        WEIGHTED-AVERAGE EXERCISE PRICE
                                                               SHARES OF STOCK
                                                       -------------------------------  -------------------------------
FIXED OPTIONS                                            1995       1996       1997       1995       1996       1997
-----------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
Outstanding, beginning...............................     --         50,000    333,917  $  --      $   10.00  $   10.08
Granted..............................................     50,000    310,742     38,800      10.00      10.09      18.09
Exercised............................................     --         --        (50,000)    --         --          10.00
Forfeited............................................     --        (26,825)   (30,225)    --          10.00      11.01
                                                       ---------  ---------  ---------  ---------  ---------  ---------
Outstanding, ending..................................     50,000    333,917    292,492  $   10.00  $   10.08  $   11.06
                                                       ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------
Exercisable, year end................................     50,000    152,725    171,911
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

    The following table summarizes information about the stock options outstanding at January 25, 1998:

   EXERCISE      SHARES       SHARES     WEIGHTED-AVERAGE
      PRICE    EXERCISABLE  OUTSTANDING   REMAINING LIFE
-------------  -----------  -----------  ----------------
  $   10.00       159,011      246,592        4.6 years
      12.00        12,900       12,900              1.9
      15.00        --           17,000              4.6
      22.50        --           16,000              4.7
-------------  -----------  -----------        --------
  $   11.06       171,911      292,492              4.5
-------------  -----------  -----------        --------
-------------  -----------  -----------        --------

                          STEP AHEAD INVESTMENTS, INC.

9. STOCK OPTION AND RESTRICTED STOCK AWARDS (CONTINUED)
    At January 25, 1998, there were 11,343 shares of restricted stock awards outstanding of which 2,475 shares were vested. The remaining shares vest as follows: 8,107 shares in fiscal 1998 and 761 shares in fiscal 1999.

10. DEFINED CONTRIBUTION PENSION PLAN

    Step Ahead sponsors a 401(k) Profit Sharing Plan which is subject to the provisions of ERISA. Full-time employees are generally eligible to participate in the plan after completing at least one year of service. Participants may elect to contribute a percentage of their compensation subject to statutory limitations. Step Ahead provides a matching contribution of 50% of the participant's contributions up to 6% of each participant's compensation contributed and discretionary contributions as determined by Step Ahead each year. Participants are immediately vested in their contributions and earnings thereon, and vest in employer contributions and earnings thereon 50% after three years of service and 25% per year thereafter. Forfeitures of employer contributions are applied to reduce future employer matching contributions or to offset Plan expenses. Total expense recognized under the defined contribution pension plan totaled $77,000, $63,000 and $96,000 for fiscal years 1995, 1996, and 1997, respectively.

11. COMMITMENTS AND CONTINGENT LIABILITIES

    Step Ahead leases its corporate office and distribution facilities, retail stores and certain equipment under noncancelable operating leases. In addition to the minimum payments, Step Ahead is responsible for percentage rent based on gross sales on certain store leases, and property taxes, insurance, and common area maintenance charges allocated to the square footage for most properties. Step Ahead also subleases a portion of its corporate office building. At January 25, 1998, the future minimum rental payments and receipts under these leases are as follows:

                                                                        MINIMUM      SUBLEASE
FISCAL YEAR                                                            PAYMENTS       INCOME
-------------------------------------------------------------------  -------------  ----------
1998...............................................................  $   5,181,000  $  102,000
1999...............................................................      5,010,000     105,000
2000...............................................................      4,687,000      72,000
2001...............................................................      4,463,000      --
2002...............................................................      3,693,000      --
Thereafter.........................................................     13,755,000      --
                                                                     -------------  ----------
                                                                     $  36,789,000  $  279,000
                                                                     -------------  ----------
                                                                     -------------  ----------

    Step Ahead is a defendant in certain legal actions. While management and legal counsel are presently unable to predict the outcome or to estimate the amount of any liability Step Ahead may have with respect to these lawsuits, it is not expected that these matters will have a material adverse effect on Step Ahead's financial position, results of operations, or cash flows.

12. SUBSEQUENT EVENT

    On July 22, 1998, Step Ahead signed an agreement to merge with Dollar Tree Stores, Inc. in a stock-for-stock transaction to be accounted for as a pooling of interests. The merger is subject to the approval of the Step Ahead Shareholders and other customary conditions.

                                   APPENDIX A

                                EXCHANGE RATIOS

    The following table indicates the Exchange Ratio associated with various Average Closing Prices for Dollar Tree Common Stock. It assumes that the number of shares of Step Ahead Common Stock outstanding or subject to Step Ahead Options plus the number of shares of Step Ahead Preferred Stock outstanding equals 1,779,582.

 AVERAGE                   AVERAGE
 CLOSING      EXCHANGE     CLOSING       EXCHANGE
  PRICE         RATIO       PRICE          RATIO
 -------   --------------- --------   ---------------
 $46 15/32  or
     higher     1.0881     $36 1/4        1.1418
  46 3/8       1.0903       36 1/8        1.1458
  46 1/4       1.0933         36          1.1497
  46 1/8       1.0962       35 7/8        1.1537
    46         1.0992       35 3/4        1.1578
  45 7/8       1.1022       35 5/8        1.1618
  45 3/4       1.1052       35 1/2        1.1659
  45 5/8       1.1083       35 3/8        1.1700
  45 1/2       1.1113       35 1/4        1.1742
  45 3/8       1.1144       35 1/8        1.1784
  45 1/4       1.1174         35          1.1826
  45 1/8       1.1205       34 7/8        1.1868
    45         1.1237       34 3/4        1.1911
  44 7/8       1.1268       34 5/8        1.1954
  44 3/4       1.1299       34 1/2        1.1997
  44 5/8       1.1331       34 3/8        1.2041
  44 1/2       1.1363      34 11/32**     1.2052
  44 7/16-
     36 3/8*     1.1379

------------------------

* If the Average Closing Price is between $44 7/16 and $36 3/8 the Exchange Ratio is 1.1379 shares of Dollar Tree Common Stock for each share of Step Ahead Stock owned.

** If the Average Closing Price is below 34 11/32, Dollar Tree has the right to terminate the Merger Agreement, unless Step Ahead agrees to treat the Average Closing Price as 34 11/32.

                                   APPENDIX B
                                MERGER AGREEMENT
                                  by and among

                            DOLLAR TREE STORES, INC.
                             DOLLAR TREE WEST, INC.
                                      and

                          STEP AHEAD INVESTMENTS, INC.
                              As of July 22, 1998

                               TABLE OF CONTENTS

ARTICLE 1
    THE MERGER
              .......................................................................        B-1
    1.1       SURVIVING CORPORATION..................................................        B-1
    1.2       ARTICLES OF INCORPORATION..............................................        B-1
    1.3       BYLAWS.................................................................        B-1
    1.4       DIRECTORS AND OFFICERS.................................................        B-1
    1.5       EFFECTIVE TIME.........................................................        B-1
    1.6       OTHER EFFECTS OF THE MERGER............................................        B-2
    1.7       TAX-FREE REORGANIZATION................................................        B-2
    1.8       REGISTRATION STATEMENT.................................................        B-2

ARTICLE 2
    CONVERSION OF SHARES.............................................................        B-3
    2.1       CONVERSION OR CANCELLATION OF SHARES; ESCROW...........................        B-3
              (a) EXCHANGE RATIO.....................................................        B-3
              (b) ESCROWS OF SHARES..................................................        B-3
              (c) STOCK SPLITS, ETC..................................................        B-4
              (d) STOCK OF SUB.......................................................        B-4
              (e) COMPANY STOCK OPTIONS..............................................        B-4
    2.2       FRACTIONAL SHARES......................................................        B-5
    2.3       PROCEDURES RELATING TO COMPANY SHARES..................................        B-5
              (a) EXCHANGE OF CERTIFICATES...........................................        B-5
              (b) CASH PAYMENTS......................................................        B-6
              (c) LOST, MISLAID, STOLEN OR DESTROYED CERTIFICATES....................        B-6
              (d) NO STOCK TRANSFERS.................................................        B-6
              (e) UNCLAIMED MERGER CONSIDERATION.....................................        B-6
              (f) DISSENTING SHARES..................................................        B-6
    2.4       POST-CLOSING ADJUSTMENT................................................        B-7

ARTICLE 3
    CLOSING..........................................................................        B-7
    3.1       THE CLOSING............................................................        B-7

ARTICLE 4
    COMPANY REPRESENTATIONS AND WARRANTIES...........................................        B-7
    4.1       CORPORATE ORGANIZATION; AUTHORIZATION..................................        B-8
    4.2       NO VIOLATION...........................................................        B-8
    4.3       ENFORCEABILITY.........................................................        B-8
    4.4       CAPITALIZATION.........................................................        B-8
    4.5       SUBSIDIARIES; AFFILIATES; CONFLICT OF INTEREST.........................        B-9
    4.6       INVESTMENTS IN OTHERS..................................................       B-10
    4.7       FINANCIAL STATEMENTS...................................................       B-10
    4.8       UNREPORTED AND CONTINGENT LIABILITIES..................................       B-10
    4.9       ABSENCE OF CERTAIN CHANGES.............................................       B-10
    4.10      CERTAIN SALES..........................................................       B-11
    4.11      LICENSES AND PERMITS...................................................       B-11
    4.12      LITIGATION.............................................................       B-11
    4.13      INVENTORY..............................................................       B-11
    4.14      REAL PROPERTY..........................................................       B-12

    4.15      ENVIRONMENTAL MATTERS..................................................       B-13
    4.16      COMPLIANCE WITH LAWS GENERALLY.........................................       B-13
    4.17      EMPLOYEE BENEFIT PLANS.................................................       B-13
    4.18      INTELLECTUAL PROPERTY..................................................       B-15
    4.19      TAX MATTERS............................................................       B-16
    4.20      NO BROKER INVOLVED; DEAL EXPENSES......................................       B-16
    4.21      CONTRACTS..............................................................       B-17
    4.22      OFFICERS AND EMPLOYEES.................................................       B-18
    4.23      LABOR RELATIONS........................................................       B-18
    4.24      INSURANCE..............................................................       B-19
    4.25      TITLE TO PROPERTY AND RELATED MATTERS..................................       B-19
    4.26      ACCOUNTS AND NOTES RECEIVABLE..........................................       B-19
    4.27      NONDISCLOSED PAYMENTS..................................................       B-19
    4.28      [NOT USED].............................................................       B-19
    4.29      BUSINESS PRACTICES.....................................................       B-20
    4.30      [NOT USED].............................................................       B-20
    4.31      SECURITIES MATTERS.....................................................       B-20
    4.32      POOLING................................................................       B-20
    4.33      REORGANIZATION UNDER SECTION 368 OF THE CODE...........................       B-20
    4.34      FULL DISCLOSURE........................................................       B-20

ARTICLE 5
    REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB.................................       B-21
    5.1       CORPORATE ORGANIZATION.................................................       B-21
    5.2       AUTHORIZATION AND APPROVAL OF AGREEMENT................................       B-21
    5.3       ABILITY TO CARRY OUT AGREEMENT.........................................       B-21
    5.4       CAPITAL STOCK..........................................................       B-21
    5.5       OPERATIONS OF SUBSIDIARIES.............................................       B-22
    5.6       INVESTMENT REPRESENTATION..............................................       B-22
    5.7       NO BROKER INVOLVED.....................................................       B-22
    5.8       PARENT COMMON STOCK....................................................       B-22
    5.9       PARENT SEC REPORTS.....................................................       B-22
    5.10      ABSENCE OF CERTAIN CHANGES OR EVENTS...................................       B-22
    5.11      MATERIAL MISSTATEMENTS OR OMISSIONS....................................       B-22
    5.12      WARN ACT...............................................................       B-23
    5.13      FULL DISCLOSURE........................................................       B-23
    5.14      BENEFIT PLANS; TAX OBLIGATIONS.........................................       B-23

ARTICLE 6
    PRE-CLOSING COVENANTS............................................................       B-23
    6.1       CONDUCT OF BUSINESS....................................................       B-25
    6.2       PUBLIC ANNOUNCEMENTS...................................................       B-25
    6.3       SUPPLEMENTS TO SCHEDULES...............................................       B-25
    6.4       POOLING OF INTERESTS ACCOUNTING........................................       B-25
    6.5       THE NASDAQ ADDITIONAL SHARES LISTING APPLICATION.......................       B-25
    6.6       ANTITRUST FILING.......................................................       B-25
    6.7       NO SOLICITATION OF TRANSACTIONS........................................       B-26
    6.8       SHAREHOLDER APPROVAL...................................................       B-27
    6.9       DISSENTERS' RIGHTS NOTICES.............................................       B-27
    6.10      SHAREHOLDER REPRESENTATIVE.............................................       B-27
    6.11      AGREEMENTS WITH RESPECT TO AFFILIATES..................................       B-28
    6.12      ACCESS TO INFORMATION; CONFIDENTIALITY.................................       B-28

    6.13      LEGAL REQUIREMENTS.....................................................       B-28
    6.14      THIRD PARTY CONSENTS...................................................       B-29
    6.15      [NOT USED].............................................................       B-29
    6.16      INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY...............       B-29
    6.17      NOTIFICATION OF CERTAIN MATTERS........................................       B-29
    6.18      LETTERS OF COMPANY'S ACCOUNTANTS.......................................       B-29
    6.19      BEST EFFORTS AND FURTHER ASSURANCES....................................       B-29
    6.20      TAX TREATMENT..........................................................       B-30
    6.21      CURRENT REPORT.........................................................       B-30

ARTICLE 7
    POST-CLOSING COVENANTS...........................................................       B-30
    7.1       POST-CLOSING AUDIT.....................................................       B-30

ARTICLE 8
    SURVIVAL AND INDEMNIFICATION.....................................................       B-31
    8.1       INDEMNIFICATION OBLIGATIONS OF THE SHAREHOLDERS........................       B-31
    8.2       INDEMNIFICATION OBLIGATIONS OF PARENT..................................       B-31
    8.3       LIMITATIONS ON INDEMNIFICATION.........................................       B-32
    8.4       INDEMNIFICATION PROCEDURE..............................................       B-32
    8.5       SURVIVAL; CLAIMS PERIOD................................................       B-32
    8.6       RECOVERY...............................................................       B-33
    8.7       EXCLUSIVE REMEDY.......................................................       B-33

ARTICLE 9
    CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND SUB............................       B-33
    9.1       CONDITIONS PRECEDENT...................................................       B-33
              (a) REPRESENTATIONS, WARRANTIES AND COVENANTS..........................       B-33
              (b) LEGAL ACTIONS......................................................       B-33
              (c) CONSENTS...........................................................       B-33
              (d) DELIVERIES.........................................................       B-34
              (e) ANTITRUST FILING...................................................       B-34
              (f) POOLING LETTERS....................................................       B-34
              (g) POOLING LETTERS....................................................       B-34
              (h) LISTING OF PARENT COMMON STOCK.....................................       B-34
              (i) ESCROW AGREEMENT...................................................       B-34
              (j) NON-COMPETITION AGREEMENTS.........................................       B-34
              (k) COMPARABLE STORE SALES.............................................       B-35
              (l) RELATED PARTY DEBT.................................................       B-35
              (m) DISSENTING SHARES..................................................       B-35
              (n) SHAREHOLDER APPROVAL...............................................       B-35
              (o) CORPORATE DOCUMENTS................................................       B-35
              (p) REGISTRATION STATEMENT.............................................       B-35
    9.2       WAIVER.................................................................       B-35

ARTICLE 10
    CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY...............................       B-35
    10.1      CONDITIONS PRECEDENT...................................................       B-35
              (a) REPRESENTATIONS, WARRANTIES AND COVENANTS..........................       B-35
              (b) LEGAL ACTIONS......................................................       B-35
              (c) DELIVERIES.........................................................       B-36
              (d) ANTITRUST FILING...................................................       B-36
              (e) LISTING OF PARENT COMMON STOCK.....................................       B-36

              (f) REGISTRATION STATEMENT.............................................       B-36
              (g) SHAREHOLDER APPROVAL...............................................       B-36
              (h) CORPORATE DOCUMENTS................................................       B-36
              (i) TAX OPINION........................................................       B-36
    10.2      WAIVER.................................................................       B-36

ARTICLE 11
    TERMINATION......................................................................       B-36
    11.1      TERMINATION............................................................       B-36
    11.2      SPECIFIC PERFORMANCE AND OTHER REMEDIES................................       B-38
    11.3      EFFECT OF TERMINATION..................................................       B-38
    11.4      TERMINATION FEE; LOCK-UP OPTION........................................       B-38

ARTICLE 12
    EXPENSES.........................................................................       B-39
    12.1      DEAL EXPENSES..........................................................       B-39
    12.2      PAYMENT ON CLOSING.....................................................       B-39

ARTICLE 13
    MISCELLANEOUS....................................................................       B-39
    13.1      COOPERATION FOLLOWING THE CLOSING......................................       B-39
    13.2      BENEFITS AND BURDENS: ASSIGNMENT.......................................       B-39
    13.3      AMENDMENT..............................................................       B-39
    13.4      NOTICES................................................................       B-40
    13.5      ENTIRE AGREEMENT.......................................................       B-40
    13.6      HEADINGS...............................................................       B-41
    13.7      CONSTRUCTION...........................................................       B-41
    13.8      INCORPORATION OF EXHIBITS AND SCHEDULES................................       B-41
    13.9      COUNTERPARTS...........................................................       B-41
    13.10     GOVERNING LAW..........................................................       B-41
    13.11     ENFORCEMENT; JURISDICTION; WAIVER OF JURY TRIAL........................       B-41
    13.12     SEVERABILITY...........................................................       B-41
    13.13     TIME...................................................................       B-41
    13.14     KNOWLEDGE..............................................................       B-42
    13.15     STATUTES...............................................................       B-42

                                 DEFINED TERMS

    The following is a list of the defined terms used in this Agreement:

TERMS                                                                                       SECTION
------------------------------------------------------------------------------------------  ----------------------
1995 Financial Statements.................................................................  Section 4.7(a)
1996 Financial Statements.................................................................  Section 4.7(a)
1997 Financial Statements.................................................................  Section 4.7(a)
98 CENTS Clearance Centers................................................................  Section 4.18(a)
Affiliate.................................................................................  Section 4.5
Affiliate Agreement.......................................................................  Section 6.11
Agreement.................................................................................  Recitals
Agreement of Merger.......................................................................  Section 1.5
Alternative Transaction...................................................................  Section 6.7(a)(i)
Antitrust Filing..........................................................................  Section 6.6
Assumed Option............................................................................  Section 2.1(e)(i)
Average Closing Price.....................................................................  Section 2.2(b)
Benefit Plans.............................................................................  Section 4.17(a)
California Code...........................................................................  Recitals
CERCLA....................................................................................  Section 4.15(b)
Certificate/s.............................................................................  Section 2.3(a)
Claims Period.............................................................................  Section 8.5
Closing...................................................................................  Section 3.1
Closing Balance Sheet.....................................................................  Section 7.1(a)
Closing Date..............................................................................  Section 3.1
Closing Equity............................................................................  Section 7.1(b)
COBRA.....................................................................................  Section 4.17(d)
Code......................................................................................  Recitals
Company...................................................................................  Recitals
Company Ancillary Agreements..............................................................  Section 4.1(a)
Company Common Stock......................................................................  Section 2.1
Company Contracts.........................................................................  Section 4.21
Company Preferred Stock...................................................................  Section 2.1
Company Shareholders Meeting..............................................................  Section 6.8(a)
Company Shares............................................................................  Section 2.1
Confidentiality Agreement.................................................................  Section 6.12(b)
Confidential Information..................................................................  Section 6.12(b)
control...................................................................................  Section 4.5
Debtors' Rights...........................................................................  Section 4.3
Deal Expenses.............................................................................  Section 12.1
Deficit Amount............................................................................  Section 2.4
Determination Date........................................................................  Section 7.1(a)
Disclosure Schedule.......................................................................  Article 4
Dissenting Shares.........................................................................  Section 2.3(f)
Dividend Account..........................................................................  Section 8.3(a)
Effective Time............................................................................  Section 1.5
Employees.................................................................................  Section 4.17(b)
Environmental Laws........................................................................  Section 4.15(a)
ERISA.....................................................................................  Section 4.17(a)
Escrow Agent..............................................................................  Section 9.1(i)
Escrow Agreement..........................................................................  Section 9.1(i)

TERMS                                                                                       SECTION
------------------------------------------------------------------------------------------  ----------------------
Escrow Shares.............................................................................  Section 2.1(b)
Exchange Act..............................................................................  Section 5.3
Exchange Ratio............................................................................  Section 2.1(a)
Exercise Price............................................................................  Section 11.4(b)
Financial Statements......................................................................  Section 4.7(a)
Financial Statement Date..................................................................  Section 4.7(a)
Fully Diluted Company Shares..............................................................  Section 2.1(a)
GAAP......................................................................................  Section 4.7(a)
GAAS......................................................................................  Section 7.1(b)
HSR Act...................................................................................  Section 5.3
Indemnified Party.........................................................................  Section 8.4(b)
Intellectual Property.....................................................................  Section 4.18(a)
Interim Balance Sheet.....................................................................  Section 4.7(b)
Interim Financial Statements..............................................................  Section 4.7(b)
Inventory.................................................................................  Section 4.13
KPMG......................................................................................  Section 2.1(b)
Laws......................................................................................  Section 4.16
Leased Real Property......................................................................  Section 4.14(a)
Letter of Transmittal.....................................................................  Section 2.3(a)
Lock-Up Option............................................................................  Section 11.4(b)
material adverse change...................................................................  Section 4.l(b)
material adverse effect...................................................................  Section 4.1(b)
Merger....................................................................................  Recitals
Merger Consideration......................................................................  Section 2.1(a)
Merger Transactions.......................................................................  Section 6.8(a)
Multiemployer Plan........................................................................  Section 4.17(h)
Nasdaq....................................................................................  Section 2.2(b)
NLRB......................................................................................  Section 4.23(a)
Non-Competition Agreements................................................................  Section 9.1(j)
OSHA......................................................................................  Section 4.23(b)
Option....................................................................................  Section 2.1(e)(i)
Parent....................................................................................  Recitals
Parent Ancillary Agreements...............................................................  Section 5.2
Parent Basket Amount......................................................................  Section 8.3(b)
Parent Common Stock.......................................................................  Section 1.8
Parent Indemnified Parties................................................................  Section 8.1
Parent Losses.............................................................................  Section 8.1
Parent Maximum Indemnity..................................................................  Section 8.3(b)
Parent SEC Reports........................................................................  Section 5.9
Permitted Encumbrances....................................................................  Section 4.14
Pooling Affiliate.........................................................................  Section 6.11
pooling of interests......................................................................  Section 4.32
Price.....................................................................................  Section 2.1(b)
Principal Shareholder.....................................................................  Section 4.5
Proceeding................................................................................  Section 4.12
Product Safety Laws.......................................................................  Section 4.13
Proxy Statement...........................................................................  Section 1.8
Qualified Retirement Plan.................................................................  Section 4.17(j)
Registration Statement....................................................................  Section 1.8
Related Party Obligations.................................................................  Section 4.5

TERMS                                                                                       SECTION
------------------------------------------------------------------------------------------  ----------------------
Representatives...........................................................................  Section 6.12(a)
Restricted Stock..........................................................................  Section 4.4(a)
SEC.......................................................................................  Section 1.8
Securities Act............................................................................  Section 1.8
Shareholder Basket Amount.................................................................  Section 8.3(a)
Shareholder Indemnification Parties.......................................................  Section 8.2
Shareholder Losses........................................................................  Section 8.2
Shareholder Maximum Indemnity.............................................................  Section 8.3(a)
Shareholder Representative................................................................  Section 6.10(a)
Shareholders..............................................................................  Recitals
Special Escrow Shares.....................................................................  Section 2.1(b)
Statement of Closing Equity...............................................................  Section 7.1(b)
Stock Option Plan.........................................................................  Section 2.1(e)
Sub.......................................................................................  Recitals
Surviving Corporation.....................................................................  Section 1.1
Target Amount.............................................................................  Section 2.4
Tax.......................................................................................  Section 4.19(a)
Tax Certificates..........................................................................  Section 6.20
Tax Return................................................................................  Section 4.19(b)
Termination Date..........................................................................  Section 11.1
Termination Fee...........................................................................  Section 11.4(a)
Third Party...............................................................................  Section 6.7(d)
Third Party Complainant...................................................................  Section 8.4(a)
WARN Act..................................................................................  Section 5.12

                                    EXHIBITS

Exhibit    Agreement of Merger
A........
Exhibit    [NOT USED]
B........
Exhibit    Voting Agreement
C........
Exhibit    Affiliate Agreement
D........
Exhibit    Opinion of Counsel for the Company
E........
Exhibit    Escrow Agreement
F........
Exhibit    Non-Competition Agreement
G........
Exhibit    Opinion of Counsel for Parent and Sub
H........

                                MERGER AGREEMENT

    THIS MERGER AGREEMENT, dated as of July 22, 1998 ("Agreement"), by and among DOLLAR TREE STORES, INC., a Virginia corporation ("Parent"), DOLLAR TREE WEST , INC., a California corporation and a wholly owned subsidiary of Parent ("Sub"), and STEP AHEAD INVESTMENTS, INC., a California corporation ("Company").

                              W I T N E S S E T H:

    WHEREAS, the respective Boards of Directors of Parent, Sub and the Company parties have each determined that it is in the best interests of their respective shareholders for the Sub to merge with and into Company upon the terms and subject to the conditions set forth herein ("Merger");

    WHEREAS, the parties intend for the Merger to be accounted for under the pooling-of-interests method and qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended ("Code");

    WHEREAS, the parties have determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

    WHEREAS, the Board of Directors of Sub and Parent has approved this Agreement, the Merger, and the transactions contemplated hereby in accordance with applicable law and the Articles of Incorporation and By-laws of Parent and Sub; and

    WHEREAS, the Board of Directors of the Company has (i) approved this Agreement, the Merger, and the transactions contemplated hereby in accordance with the requirements of the General Corporation Law of California (the "California Code") and the Articles of Incorporation and the By-laws of the Company, (ii) found this Agreement, the Merger, and the transactions contemplated hereby to be fair to the Company's shareholders ("Shareholders"), and (iii) directed this Agreement and the Merger to be submitted to, and recommended approval by, the Shareholders.

    NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE 1
                                   THE MERGER

    1.1 SURVIVING CORPORATION. Subject to the provisions of this Agreement and applicable law, at the Effective Time (as hereinafter defined), Sub shall be merged with and into the Company, and the separate corporate existence of Sub shall cease. The Company shall be the surviving corporation in the Merger (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of California.

    1.2 ARTICLES OF INCORPORATION. The Articles of Incorporation and name of Sub shall be the Articles of Incorporation and name of the Surviving Corporation.

    1.3 BYLAWS. The Bylaws of Sub shall be the Bylaws of the Surviving Corporation.

    1.4 DIRECTORS AND OFFICERS. The directors and officers of the Surviving Corporation shall be the directors and officers of Sub.

    1.5 EFFECTIVE TIME. Upon satisfaction or waiver of the conditions set forth in Articles 9 and 10 hereof, and if this Agreement shall not have been terminated in accordance with Article 11 hereof, the parties hereto shall cause the Agreement of Merger substantially in the form attached as Exhibit A ("Agreement of Merger") to be properly executed and filed on the Closing Date (as hereinafter defined) with the Secretary of State of California. The Merger shall become effective as of the time of filing of a properly executed Agreement of Merger or at such later date and time as is specified in the Agreement of Merger. The date and time when the Merger becomes effective is herein referred to as the "Effective Time."

    1.6 OTHER EFFECTS OF THE MERGER. The Merger shall have all further effects as specified in the applicable provisions of the California Code.

    1.7 TAX-FREE REORGANIZATION. The Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a plan of reorganization within the meaning of the regulations promulgated under Section 368(a) of the Code.

    1.8 REGISTRATION STATEMENT. The shares of voting common stock, par value $.01 per share, of Parent ("Parent Common Stock") to be issued in the Merger pursuant to Article 2 will be registered under the Securities Act of 1933 (the "Securities Act") pursuant to a registration statement of the Parent on Form S-4 (the "Registration Statement"). Company and Parent shall, as promptly as commercially reasonable after the execution of the Agreement, prepare a definitive proxy statement for the Company (the "Proxy Statement") and Parent shall prepare and file with the Securities and Exchange Commission ("SEC") the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use its commercially reasonable efforts to respond to the comments of the SEC and to cause the Registration Statement to be declared effective. Company shall cause the Proxy Statement to be mailed to its Shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger, and Company shall furnish all information concerning Company and the Shareholders as may be reasonably requested in connection with any such action. Parent and the Company shall each provide the other parties to this Agreement any information for inclusion in the Registration Statement or Proxy Statement which may be required under applicable law or which is reasonably requested by such other party and shall each cause the Registration Statement to comply in all material respects with the Securities Act and the regulations thereunder. The Company shall deliver to its officers, directors and the beneficial owners of 5% or more of its capital stock questionnaires prepared by Parent relating to the Registration Statement and Proxy Statement furnished by Parent and shall use its best efforts to have such questionnaires completed, executed by such persons and returned to Parent. Parent and the Company shall promptly notify the other of the receipt of the comments of the SEC and of any request from the SEC for amendments or supplements to the Registration Statement or for additional information, and will promptly supply the other with copies of all correspondence between it or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Registration Statement. If at any time prior to the Effective Time any event should occur which is required by applicable law to be set forth in an amendment of, or a supplement to, the Registration Statement, the party with knowledge of such event will promptly inform the other parties to this Agreement. In such case, Parent and the Company will, upon learning of such event, promptly prepare such amendment or supplement and shall file such amendment or supplement with the SEC. If at any time prior to the Effective Time any information relating to Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by Company or Parent which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall, to the extent required by law, be promptly filed with the SEC and/or be disseminated to the Shareholders. The Company will notify Parent at least 24 hours prior to the mailing of the Proxy Statement, or any amendment or supplement thereto, to the Shareholders.

                                   ARTICLE 2
                              CONVERSION OF SHARES

    2.1  CONVERSION OR CANCELLATION OF SHARES; ESCROW.

    Subject to the provisions of this Article 2, at the Effective Time, by virtue of the Merger and without any further action by the holders thereof, the shares of capital stock of the Company outstanding immediately prior to the Effective Time ("Company Shares," which term shall refer to the Company's common stock ("Company Common Stock") and the Company's preferred stock ("Company Preferred Stock") without distinction) shall be canceled and extinguished and automatically converted into shares of Parent Common Stock, as follows:

    (a) EXCHANGE RATIO. Other than Dissenting Shares (as defined in Section 2.3(f)), each Company Share issued and outstanding immediately prior to the Effective Time shall be converted, subject to Sections 2.1(c) and 2.2, into that number of shares of Parent Common Stock as is determined by multiplying such Company Share by a ratio equal to (i) Merger Consideration divided by (ii) the Fully Diluted Company Shares (such ratio shall be referred to herein as the "Exchange Ratio"). The "Merger Consideration" shall be calculated as follows:

        (x) If the Average Closing Price (as defined in Section 2.2(b)) is between $36 3/8ths and $44 7/16ths per share, inclusive, then the Merger Consideration will be 2,025,000 shares of Parent Common Stock.

        (y) If the Average Closing Price is above $44 7/16ths per share, then the Merger Consideration will be the number of shares of Parent Common Stock equal to the product of 2,025,000 multiplied by a fraction, the numerator of which is 44 7/16ths and the denominator of which is the Average Closing Price; provided, however, the Merger Consideration shall not be less than 1,936,547 shares of Parent Common Stock.

        (z) If the Average Closing Price is below $36 3/8ths per share, then the Merger Consideration will be the number of shares of Parent Common Stock equal to the product of 2,025,000 multiplied by a fraction, the numerator of which is $36 3/8ths and the denominator of which is the Average Closing Price; provided, however, if the Average Closing Price is below $34 11/32, Parent shall have an option to terminate this Agreement and the terms of
    Section 11.1(k) shall apply.

    "Fully Diluted Company Shares" shall be calculated by adding (i) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Dissenting Shares) plus (ii) the total number of shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (including Dissenting Shares) plus (iii) the total number of shares of Company Common or Preferred Stock subject to Options (as defined in paragraph (e) below) outstanding immediately prior to the Effective Time.

    (b) ESCROWS OF SHARES. An aggregate of ten percent (10%) of the shares of Parent Common Stock issuable with respect to Company Shares (exclusive of Dissenting Shares) in the Merger (together with any dividends or distributions accrued or made with respect to such shares of Parent Common Stock after the Effective Time and any other securities or property which may be issued after the Effective Time in exchange for such shares of Parent Common Stock in any merger or recapitalization or similar transaction involving Parent, the "Escrow Shares") shall be transferred and pledged when and as issued on a pro rata basis to the Escrow Agent (as defined in "Escrow Agreement" attached as Exhibit F) to secure the payment of any Deficit Amount pursuant to Section 2.4 hereof and the indemnification obligations of the Shareholders pursuant to this Agreement, the Escrow Agreement and the Letter of Transmittal (as defined in Section 2.3(a)) to be delivered by each Shareholder in connection with the Merger.

        ANYTHING IN THIS AGREEMENT OR THE ESCROW AGREEMENT TO THE CONTRARY NOTWITHSTANDING, THE NUMBER OF ESCROW SHARES TRANSFERRABLE TO THE ESCROW SHALL BE REDUCED, AND THE TIMING AND AMOUNT OF THE

    DISTRIBUTION OF THE ESCROW SHARES FROM THE ESCROW SHALL BE ALLOCATED AND/OR INCREASED, AS THE CASE MAY BE, TO THE EXTENT REQUIRED BY KPMG PEAT MARWICK L.L.P. ("KPMG") AND PRICE WATERHOUSE COOPERS ("PRICE") TO DELIVER THE POOLING LETTERS REFERRED TO IN SECTION 6.18.

    (c) STOCK SPLITS, ETC. If after the date of the signing of this Agreement but prior to the Effective Time, Parent should split or combine the Parent Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock, or otherwise change the Parent Common Stock into any other securities, or make any other dividend or distribution on the Parent Common Stock, then the Exchange Ratio and the number of shares of Parent Common Stock constituting the aggregate consideration issuable in the Merger in respect of Company Shares shall be appropriately adjusted to reflect such change.

    (d) STOCK OF SUB. Each share of common stock, no par value, of Sub issued and outstanding immediately prior to the Effective Time shall remain as one issued and outstanding share of common stock, no par value, of the Surviving Corporation as of and after the Effective Time.

    (e) COMPANY STOCK OPTIONS. At the Effective Time, regardless of whether a "change of control" shall have occurred as that term is defined in the Step Ahead Investment, Inc. Long-Term Incentive Plan, as amended (the "Stock Option Plan"):

        (i) Each outstanding option to purchase Company Common Stock (each, an "Option") issued pursuant to the Stock Option Plan whether vested or unvested, shall not terminate or lapse on account of the Merger but instead shall be assumed by Parent and shall constitute an option (an "Assumed Option") (A) to acquire, on the same terms and conditions as were applicable under such Option prior to the Effective Time, a number of shares of Parent Common Stock (rounded to the nearest whole number) determined by multiplying the Exchange Ratio by the number of Company Shares then subject to purchase pursuant to such Option; and (B) at a per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up or down to the nearest whole cent.

        (ii) It is the intention of the parties that the Assumed Options that qualified as incentive stock options as defined in Section 422 of the Code immediately prior to the Effective Time would continue to so qualify on and after the Effective Time; and that notwithstanding anything contained in any provision of this Agreement, the exercise price, the number of shares of Parent Common Stock purchasable and the terms and conditions applicable to any Assumed Options shall be determined so as to comply with Sections 422 and 424 of the Code and the regulations promulgated thereunder.

        (iii) At or prior to the Effective Time, Company shall amend its Stock Option Plan to provide that a "change-of-control" of Company will not cause its unexercised Options to terminate, but no other amendments shall be made except as provided herein.

        (iv) any references in each such Assumed Option to the Company shall be deemed to refer to Parent, where appropriate; and

        (v) Parent shall file and maintain the effectiveness of a registration statement or registration statements with respect to the shares of Parent Common Stock subject to such Assumed Options for so long as such Assumed Options remain outstanding. Parent and Company shall use reasonable efforts to take such actions as are necessary for the conversion of the Assumed Options pursuant to this Section 2.1(e), including the reservation, issuance and listing of shares of Parent Common Stock as is necessary to effectuate the transactions contemplated by this Section 2.1(e). At the Effective Time, Parent will prepare and distribute to holders of Assumed Options a notice explaining the effect of the conversion of such holder's Options into Assumed Options.

    2.2  FRACTIONAL SHARES.

    (a) No scrip or fractional shares of Parent Common Stock shall be issued in the Merger. For purposes of determining the number of shares of Parent Common Stock to be issued to each Shareholder in the Merger, all the Company Shares owned by such Shareholder shall be aggregated prior to applying the Exchange Ratio. If, after such aggregation, any Shareholder is to receive a fractional share, such Shareholder shall be entitled, after the later of (a) the Effective Time or (b) the surrender of such Shareholder's Certificate(s) (as defined below) that represent such Company Shares, to receive from Parent an amount in cash in lieu of such fractional share, based on the Average Closing Price (as defined below).

    (b) For the purposes of this calculation, each share of Parent Common Stock shall be valued at the arithmetic average of the closing price per share of Parent Common Stock, as reported on the Nasdaq National Market System (the "Nasdaq") for each of the five (5) consecutive trading days ending with the trading day which occurs immediately prior to the date of the Company Shareholders Meeting (as defined in Section 6.8) (the "Average Closing Price"). If Parent effects any stock split, stock combination, stock dividend or similar transaction with respect to the outstanding shares of Parent Common Stock during the five consecutive trading days during which the Average Closing Price is determined, the dollar amounts in the preceding sentence shall be appropriately adjusted to reflect such change.

    2.3  PROCEDURES RELATING TO COMPANY SHARES.

    (a) EXCHANGE OF CERTIFICATES. On or prior to the Closing Date, Parent shall make available to each record holder who, as of the Effective Time, was a holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented Company Shares (the "Certificate" or "Certificates"), a letter of transmittal and instructions in a form reasonably acceptable to Parent and Company ("Letter of Transmittal") for use in effecting the surrender of the Certificates for payment therefor and conversion thereof. Delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to Parent and the form of Letter of Transmittal shall so reflect. Upon surrender to Parent of a Certificate, together with such Letter of Transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) one or more certificates as requested by the holder (properly issued, executed and countersigned, as appropriate) representing that number of whole shares of fully paid and nonassessable shares of Parent Common Stock to which such holder of Company Shares shall have become entitled pursuant to the provisions of Section
2.1 hereof, (ii) as to any fractional share of Parent Common Stock, a check representing the cash consideration to which such holder shall have become entitled pursuant to Section 2.2 hereof, and (iii) any dividend or other distribution to which such holder is entitled pursuant to Section 2.3(b) hereof, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If any portion of the consideration to be received pursuant to Sections 2.1, 2.2 and 2.3(b) upon exchange of a Certificate (whether a certificate representing shares of Parent Common Stock or by check representing cash for a fractional share) is to be issued or paid to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of such issuance and payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay in advance any transfer or other taxes required by reason of the issuance of a Certificate or a check representing cash for a fractional share to such other person, or established to the satisfaction of Parent that such tax has been paid or that such tax is not applicable. From the Effective Time until surrender in accordance with the provisions of this
Section 2.3, each Certificate shall represent for all purposes only the right to receive the consideration provided in Sections 2.1, 2.2 and 2.3(b). All payments of respective shares of Parent Common Stock that are made upon surrender of Certificates in accordance with the terms hereof shall be deemed to have been made in full satisfaction of rights pertaining to the Company Shares evidenced by such Certificates.

    (b) CASH PAYMENTS. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2, in each case until the surrender of such Certificate in accordance with this Article 2. Following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

    (c) LOST, MISLAID, STOLEN OR DESTROYED CERTIFICATES. In the case of any lost, mislaid, stolen or destroyed Certificate, the holder thereof may be required, as a condition precedent to delivery to such holder of the consideration described in Sections 2.1, 2.2 and 2.3(b) hereof, to deliver to Parent a bond in such reasonable sum or a reasonably satisfactory indemnity agreement as Parent may direct as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to the Certificate alleged to have been lost, mislaid, stolen or destroyed.

    (d) NO STOCK TRANSFERS. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the consideration described in Sections 2.1, 2.2 and 2.3(b) hereof.

    (e) UNCLAIMED MERGER CONSIDERATION. Any shares of Parent Common Stock or cash due former shareholders of the Company pursuant to Sections 2.1, 2.2 and 2.3(b) hereof that remain unclaimed by such former shareholders for six (6) months after the Effective Time shall be held by Parent, and any former holder of Company Shares who has not theretofore complied with Section 2.3(a) shall thereafter look only to Parent for issuance of the number of shares of Parent Common Stock and other consideration to which such holder has become entitled pursuant to the provisions of Sections 2.1, 2.2 and 2.3(b) hereof; provided, however, that neither Parent nor any party hereto shall be liable to a former holder of Company Shares for any amount required to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (f) DISSENTING SHARES. To the extent that the availability of appraisal rights are mandated under the California Code, Company Shares that have not been voted for adoption of the Merger and with respect to which appraisal rights have been properly demanded in accordance with the California Code ("Dissenting Shares") shall not be converted pursuant to this Article 2 or transferred to the Escrow Agent at or after the Effective Time unless and until the holder of such shares becomes ineligible for such appraisal rights. If a holder of Dissenting Shares becomes ineligible for appraisal, then, as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted pursuant to this Article 2 (subject to all of the rights and obligations of the Shareholders hereunder). If any Shareholder asserts the right to be paid for the fair value of such Company Shares as described above, the Company shall immediately give Parent notice of such assertion and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. Holders of Dissenting Shares shall have those rights, but only those rights, of holders of "dissenting shares" under Sections 1300 et seq. of the California Code, and payment for Dissenting Shares shall only be made as required by the California Code.

    2.4 POST-CLOSING ADJUSTMENT. If the Closing Equity as determined in accordance with Section 7.1 is less than the Target Amount (as defined below), then the excess of the Target Amount over the Closing Equity as defined in
Section 7.1(b) shall be referred to as the "Deficit Amount" and, within five (5) business days of the date on which the final Statement of Closing Equity (as defined in Section 7.1) is determined (or on such earlier date as may be set forth in the Escrow Agreement), the Escrow Agent shall surrender to Parent, out of the Escrow Shares, a number of shares of Parent Common Stock for cancellation without consideration determined by dividing (i) the Deficit Amount by (ii) the Average Closing Price. The "Target Amount" means (A) $7,500,000 if the Determination Date (as defined in Section 7.1) is August 30, 1998, (B) $7,500,000 if the Determination Date is September 27, 1998, (C) $7,700,000 if the Determination Date is October 25, 1998, (D) $8,200,000 if the Determination Date is November 29, 1998, or $9,600,000 if the Determination Date is December 27, 1998. The Deficit Amount shall be satisfied solely out of the Escrow Shares, even if such Escrow Shares are insufficient to pay the Deficit Amount.

                                   ARTICLE 3
                                    CLOSING

    3.1 THE CLOSING. The closing ("Closing") will take place at 10:00 a.m. California time on a date to be specified by the parties, at a mutually agreed location, no later than the second business day after fulfillment of all the conditions set forth in Article 9 which have not been waived by Parent, and all the conditions set forth in Article 10 which have not been waived by the Company. The date on which the Closing is held is referred to as the "Closing Date".

                                   ARTICLE 4
                     COMPANY REPRESENTATIONS AND WARRANTIES

    The Company represents and warrants to Parent that as of the date of this Agreement and as of the Closing Date and subject to the exceptions noted in this Article and contained in the disclosure schedule delivered by the Company to Parent concurrently, identified as the "Disclosure Schedule," and forming part of this Agreement:

    4.1  CORPORATE ORGANIZATION; AUTHORIZATION.

    (a) As of the Closing Date, the Company will have all requisite power and authority to execute and deliver this Agreement and all agreements, documents and instruments executed and delivered by the Company in connection with the transactions contemplated by this Agreement (the "Company Ancillary Agreements") and to fully perform its obligations hereunder and thereunder, and the execution and delivery of this Agreement and the Company Ancillary Agreements by the Company and the Company's performance of the transactions contemplated herein and therein will have been duly authorized by all requisite corporate and shareholder action. As of the date of this Agreement, (i) the Company has the corporate power and authority to execute and deliver this Agreement and the Company Ancillary Agreements contemplated to be executed on the date of this Agreement, and (ii) subject only to those obligations and transactions contemplated hereby and thereby which require shareholder approval, the obligations and transactions contemplated hereby and thereby have been authorized by all requisite corporate action. The Board of Directors of Company has, as of the date of this Agreement, determined unanimously that this Agreement and the Merger is fair to, and in the best interests of, the Company and its Shareholders, and has resolved to recommend that the Shareholders of the Company approve this Agreement. Company has received an opinion from Piper Jaffray Inc. to the effect that as of the date hereof, the consideration to be received by Company shareholders in the Merger is fair from a financial point of view and will deliver to Parent a copy of such written opinion.

    (b) The Company is a corporation validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, operate and lease its property and to carry on its business as now being conducted. The Company is qualified to conduct business as a foreign corporation in each jurisdiction in which the ownership or leasing of its properties or the conduct of its business requires such qualification except where the failure to be so qualified would not have a material adverse effect. A "material adverse change" or "material adverse effect" means, when used in connection with Parent or Company, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, operations (including sales, comparable store sales, gross profit margin, or material classification of expenses), facilities (including retail stores or distribution facilities), assets, condition (financial or otherwise), properties, or prospects of such party and its subsidiaries taken as a whole.

    (c) The Company has previously delivered to Parent a true, correct, and complete copy of its Articles of Incorporation, By-laws and all amendments to the foregoing. The minute books of Company made available to counsel for Parent are the only minute books of Company and contain a reasonably accurate summary of all material actions and decisions occurring during all meetings of directors (or committees thereof) and the shareholders or actions by written consent since the time of incorporation of Company.

    4.2 NO VIOLATION. Except as described in Section 4.2 of the Disclosure Schedule, neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements by the Company nor the consummation of the transactions contemplated hereby or thereby by the Company shall (i) violate any provision of the Company's Articles of Incorporation or By-laws, (ii) violate any order, arbitration award, judgment, or decree to which the Company is a party or is bound or to which any property of the Company is subject or is bound other than an order, award, judgment or decree the violation of which would not cause a material adverse effect, (iii) violate or result in a breach of or constitute a default (or would result in or constitute such a breach or default with notice or lapse of time or both) under any provision of any Company Contract (as defined in Section 4.21), (iv) require the consent of any other party to any of the items described in this subsection or (v) require the consent or approval of any governmental body, agency or authority, other than
(A) the Antitrust Filing (as defined in Section 6.6), (B) the filing with the SEC of the Registration Statement including the Proxy Statement by Parent and such reports under Section 13 of the Exchange Act and such reports, consents and filings under state securities laws as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Agreement of Merger with the California Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (D) such other consents or approvals which, if not granted or obtained, would not cause a material adverse effect.

    4.3 ENFORCEABILITY. As of the Closing Date, the Company will have duly executed and delivered this Agreement and all Company Ancillary Agreements. As of the date of this Agreement, the Company has duly executed and delivered this Agreement and each of the Company Ancillary Agreements contemplated to be executed on the date of this Agreement, and, assuming the due authorization, execution and delivery of this Agreement and such Company Ancillary Agreements by the parties thereto other than the Company, this Agreement and each of such Company Ancillary Agreements constitutes a valid and binding agreement, enforceable against the Company in accordance with its terms, except as enforceability may be limited by laws of general application relating to bankruptcy, reorganization, moratorium, insolvency and debtors' relief and similar laws effecting the enforcement of creditors' rights, and by general principles of equity ("Debtors' Rights").

    4.4  CAPITALIZATION.

    (a) The authorized capital stock of the Company and the issued and outstanding shares of capital stock are set forth in Section 4.4(a) of the Disclosure Schedule. The Company has outstanding 1,261,290 shares of Company Common Stock (11,290 of which are Restricted Stock) and 221,700 shares of Company Preferred Stock. Each share of the Company Preferred Stock is convertible into one share of Company Common Stock. Section 4.4(a) of the Disclosure Schedule also sets forth a true and complete list of all of the shareholders of the Company as of the date of this Agreement (including the holders of Restricted

Stock), the number of shares of capital stock (including Restricted Stock) (listed separately for each class) owned by each of them, the date such shares were transferred to the shareholders, and each such shareholder's state of residence. Section 4.4(a) also sets forth a description of all shares of outstanding capital stock of the Company which are governed by vesting arrangements or other restrictions as to ownership and/or transfer (other than pursuant to the Securities Act or the blue sky laws of any jurisdiction) ("Restricted Stock"), the extent to which such Restricted Stock has vested, and the terms of vesting of any unvested shares of Restricted Stock. Except as described in Section 4.4(a) of the Disclosure Schedule, all of the Company's issued and outstanding shares of capital stock have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to preemptive rights, and have been issued in compliance with all applicable federal and state securities laws.

    (b) The Company has granted as of the date of this Agreement outstanding options to purchase 296,592 shares of capital stock, all of which options have been granted pursuant to the Stock Option Plan. Section 4.4 (b) of the Disclosure Schedule lists each outstanding option to acquire shares of Company capital stock granted by the Company or by a Principal Shareholder (specifying whether they were issued by the Company or a Principal Shareholder), the name of the holder of such option, the date on which such options were granted, the state of residence of the optionee, the number of shares as to which such option will have vested on the date hereof, the exercise price of such option and the expiration date of such option. Except as described in Section 4.4(b) of the Disclosure Schedule, all Options have been issued in accordance with the Stock Option Plan and all applicable securities laws, including pursuant to valid permits thereunder or exemptions therefrom. The Company Stock Option Plan and all amendments thereto have been approved by all requisite Company shareholder action. No stock appreciation rights or other derivative stock rights of the Company are currently outstanding.

    (c) Except as set forth in Section 4.4(a) and (b) of the Disclosure Schedule, there are no warrants, options, agreements, calls, rights (including preemptive rights), convertible or exchangeable securities or other commitments pursuant to which the Company or any Principal Shareholder is or may become obligated to grant, issue, extend, accelerate vesting, sell, purchase, retire or redeem any options or shares of its capital stock. There is no right of first refusal, co-sale right, right of participation, right of first offer demand, registration rights, option (other than as described in Section 4.4(b)), restriction on transfer (other than with respect to the Restricted Stock and pursuant to applicable securities laws), phantom stock, stock appreciation right or other agreement or understanding applicable to the Company or its capital stock. Neither the Company nor any Affiliate is a party or subject to any agreement or understanding, and to the Company's knowledge, there is no agreement or understanding between or among any persons that affects or relates to the voting or giving of written consent with respect to any outstanding security of the Company, other than the transactions contemplated by this Agreement.

    4.5 SUBSIDIARIES; AFFILIATES; CONFLICT OF INTEREST. The Company has no subsidiaries. The term "Affiliate" with respect to any person means any person or entity which controls such person, which that person controls, or which is under common control with that person. In addition, with respect to the Company, the term "Affiliate" also includes the Principal Shareholders and the spouse of a Principal Shareholder, siblings and lineal descendants or ancestors of Principal Shareholders, a trust for the benefit of any of the foregoing, and any corporation, partnership, joint venture or other entity which any of the Principal Shareholders, any spouse, sibling or lineal descendant or ancestor of a Principal Shareholder, or a trust for the benefit of any of them, controls. For purposes of the preceding sentences, the term "control" means the power, direct or indirect, to direct or cause the direction of the management and policies of a person or entity through voting securities, contract or otherwise. The term "Principal Shareholder" means Gary and Janet Cino and any trusts for the benefit of them or their family members. Except as set forth in Section 4.5 of the Disclosure Schedule, no Affiliate of the Company has any direct or indirect interest in: (i) any contract, arrangement or understanding with, or relating to, the business or operations of the Company; (ii) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Company; (iii) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used in, the business or operations of the Company, or (iv) any creditor, competitor, supplier, customer, or lessor of the Company. Following the Closing, the Company will not have any obligations of any kind to any Shareholder or any Affiliate of a Shareholder except for (i) accrued salary for the pay period commencing immediately prior to the Closing Date and (ii) the obligations set forth at Section 4.5 of the Disclosure Schedule and obligations under this Agreement (collectively, the "Related Party Obligations").

    4.6 INVESTMENTS IN OTHERS. The Company does not have any investment in or advance or loan to or guarantee of, or any commitment to make any investment in, advance or loan to or guarantee of, any person, except as set forth in the Interim Balance Sheet (as defined below).

    4.7  FINANCIAL STATEMENTS.

    (a) The Company's audited balance sheets as of January 25, 1998 and January 26, 1997, and the related audited statements of income, shareholders' equity and cash flow for the periods ending January 25, 1998 (the "Financial Statement Date"), January 26, 1997, and January 28, 1996 are provided in Section 4.7(a) of the Disclosure Schedule and are referred to collectively as the "Financial Statements" and individually as the "1997 Financial Statements," "1996 Financial Statements" and "1995 Financial Statements," respectively. The Financial Statements (i) present fairly, in all material respects, the financial position, results of operations and cash flows, as the case may be, of the Company as of the dates and periods thereof, (ii) were prepared in accordance with generally accepted accounting principles ("GAAP"), and (iii) reflect the consistent application of such accounting principles throughout the periods and as of the dates involved except as disclosed in the notes to the Financial Statements.

    (b) The unaudited balance sheet of the Company as of June 28, 1998, (the "Interim Balance Sheet"), and the related statements of income for the period from January 26, 1998 through June 28, 1998 provided in Section 4.7(b) of the Disclosure Schedule, are referred to herein as the "Interim Financial Statements." The Interim Financial Statements (i) present fairly, in all material respects, the financial position, and results of operations and cash flows, as the case may be, of the Company, and (ii) were prepared in conformity with GAAP and reflect the consistent application of such accounting principles throughout the periods and dates involved, subject to normal and customary year-end closing adjustments, the lack of footnotes and other presentation items.

    (c) Section 4.7(c) of the Disclosure Schedule presents a schedule of all valuation accounts reflected in the 1997 Financial Statements and Interim Balance Sheet, including any accounts for markdowns, shrink, currency exchange, bad debts, general inventory reserves, allowance for accounts receivable, allowance for notes receivable, income tax reserves and depreciation reserves.

    4.8 UNREPORTED AND CONTINGENT LIABILITIES. Except (i) as set forth or disclosed in the 1997 Financial Statements and the Interim Financial Statements, or (ii) liabilities incurred in the ordinary course of business consistent with past practice, or (iii) liabilities fully insured against (subject to reasonable deductibles) by third party insurance, the Company has no liabilities or obligations, whether accrued, absolute, fixed, contingent or otherwise.

    4.9 ABSENCE OF CERTAIN CHANGES. Since January 28, 1998, the business of the Company has been conducted only in the ordinary course consistent with past practices, and except as set forth at Section 4.9 of the Disclosure Schedule, there has not been (a) a material adverse change with respect to the Company;
(b) any damage, destruction, casualty or other similar occurrence or event (whether or not insured against), which either individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the Company; (c) any mortgage or pledge of or encumbrance attached to any of the properties or assets of the Company not in the ordinary course of business; (d) any incurrence or creation of any liability, commitment, guarantee or obligation in excess of $75,000 by the Company, except in the ordinary course of business, and capital expenditures or contracts and commitments for capital expenditures made or entered into in the ordinary course of business; (e) any sale, transfer or other disposition by the Company of any of its assets in excess of $150,000 in the aggregate, except for inventory sold by the Company in the ordinary course of business; (f) [NOT USED]; (g) any labor trouble or claim of wrongful discharge (except for such claims as would not be expected to result in a material adverse effect on the Company) or other unlawful labor practice or action; (h) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Company; (i) any material revaluation by Company of any of its assets;
(j) any declaration, setting aside or payment of a dividend or other distribution with respect to the capital stock of Company, or direct or indirect redemption, purchase or other acquisition by Company of any of its capital stock; (k) any increase in the salary or other compensation payable or to become payable to any of its officers, directors, employees or advisors, or the declaration, payment or commitment or obligation of any kind for the payment of a bonus or other additional salary or compensation to any such person except for increases, payments or commitments in the ordinary course of business and consistent with past practices; (l) any amendment or termination of any material contract, agreement or license to which Company is a party or by which it is bound; (m) any loan by Company to any person or entity, except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practices; (n) any waiver or release of any material right or claim of Company, including any write-off or other compromise of any account receivable of Company other than in the ordinary course of business and consistent with past practices; (o) [NOT USED]; or (p) any issuance or sale by Company or any of its Affiliates of any of the shares of capital stock of the Company, or securities exchangeable, convertible or exercisable therefor except for option grants disclosed in Section 4.4(b) of the Disclosure Statement and issuances of capital stock upon exercises of options granted prior to the date hereof.

    4.10 CERTAIN SALES. The Company's sales and comparable store sales for the period of June 29, 1998, to a date five days before the date hereof are set forth in Section 4.10 of the Disclosure Schedule.

    4.11 LICENSES AND PERMITS. The Company possesses all material licenses or permits necessary to conduct its business as now operated. Such licenses and permits are valid and in full force and effect. No action or claim is pending, or, to the knowledge of the Company, threatened, to revoke or terminate any such licenses or permits or declare any of them invalid in any respect and the transactions contemplated by this Agreement will not result in the revocation or termination of any such licenses or permits.

    4.12 LITIGATION. Except as set forth at Section 4.12 of the Disclosure Schedule, there is not pending against the Company, or to the knowledge of the Company, threatened against the Company, any claim, action, suit, arbitration proceeding, governmental proceeding or investigation ("Proceeding") (a) demanding money damages in excess of $10,000 from the Company, or (b) demanding a temporary restraining order, preliminary injunction or a permanent injunction or order of specific performance against the Company. All pending Proceedings relating to or involving the Company (or any of its officers or directors as such) are adequately provided for in the Interim Balance Sheet in accordance with GAAP. The Company is not subject to any judgment, decree, injunction, rule or order of any court, and the Company is not subject to any governmental restriction which may be reasonably likely (i) to have a material adverse effect on the Company or (ii) to cause a material limitation on Parent's ability to operate the business of the Company after the Closing. There are no Proceedings pending under or pursuant to any warranty, whether expressed or implied, on products sold by the Company. Except for the two suits involving Paul Nguyen and California Compensation Insurance Company, the Company believes that the Proceedings set forth on Schedule 4.12 are fully covered by insurance subject to standard deductibles. Anything herein to the contrary notwithstanding, Company agrees that any uninsured losses under these two Proceedings in excess of any existing reserve for these two Proceedings shall be treated as a breach of this
Section 4.12 subject to indemnity under Section 8.1(a).

    4.13 INVENTORY. All of the Company's Inventory (defined below) reflected on the Interim Balance Sheet was purchased in the ordinary course of business and is owned by the Company free and clear of all liens, security interests and encumbrances, other than security interests securing debt to unaffiliated third parties pursuant to existing credit agreements reflected on the Interim Balance Sheet. The Inventory is maintained on the financial records of the Company (including the Interim Financial Statements) using historical valuation methods and practices consistent with those used in preparing the 1997 and 1996 Financial Statements. All items of Inventory are of good and merchantable quality for sale in the ordinary course of business except to the extent of adequate reserves reflected in the Interim Financial Statements. The Company has no knowledge that such Inventory is not in conformity with all applicable government requirements, (including the Consumer Product Safety Act, Federal Hazardous Substances Act, Flammable Fabrics Act, Poison Prevention Packaging Act, the laws administered by the Federal Food and Drug Administration and other federal and state product safety and labeling laws, and the regulations promulgated in connection therewith ("Product Safety Laws")). "Inventory" shall mean all of the Company's inventory and merchandise whether located in the stores, in a warehouse, or in transit to the stores, together with the Company's packaging Inventory and displays. Since January 1, 1997, the Company has not received written notice that any item of Inventory violates any Product Safety Laws or infringes on the Intellectual Property (as defined in Section 4.18) rights of any third party, or requesting a recall of any item of Inventory.

    4.14  REAL PROPERTY.  The Company does not own any real property. Section
4.14 of the Disclosure Schedule sets forth a true and correct list of all real property currently leased by the Company (which together with all fixtures and improvements thereon shall be referred to as the "Leased Real Property"), categorized separately as follows: (i) all leases for retail stores of the Company open on the date hereof; (ii) all leases for retail stores of the Company that are not open as of the date hereof; (iii) a list of all leases for retail stores of the Company under negotiation; and (iv) all other real property leases of the Company, including the warehouse and office leases. The Company has previously delivered to Parent correct and complete copies of all of the leases and related amendments, modifications, subleases, and store, warehouse or headquarters lease agreements, including all such documents related to the Leased Real Property. The Company has a valid leasehold interest in the Leased Real Property, free and clear of any mortgages, pledges, liens, security interests or other encumbrances of any nature except for Permitted Encumbrances as defined herein. The leases of the Leased Real Property are in full force and effect. The Company has neither sent nor received written notice of any uncured default under the leases of the Leased Real Property, and the Company is not in breach of any material covenant, agreement or condition contained in any lease of the Leased Real Property, nor has there occurred any event which with the passage of time or the giving of notice or both would constitute such a breach by the Company. The Company has paid in full or accrued all amounts due and owing, and has satisfied in full or accrued all of its liabilities and obligations, under the leases. The Company has not received any notice of any pending claim by any landlord or other third party adverse to the possessory rights of the Company under any leases. The Company has the right to use such Leased Real Estate for the operations presently conducted. The Company is the tenant under all of the leases except for the subleases to Food Express, Grossmans, Thomas Nix Distributors (related to a check cashing booth located in two stores) and certain subleases related to vending machines. No portion of the Leased Real Property, or any of the buildings and improvements located thereon, violates in any material respect any law, rule, regulation, ordinance, or statute, including those relating to zoning, building, land use, environmental, health and safety, fire, air, sanitation and noise control. To the knowledge of the Company, no pending or threatened condemnation or similar proceeding exists with respect to the Leased Real Property. To the knowledge of the Company, the improvements and fixtures located on the Leased Real Property are in good condition and working order, subject to ordinary wear and tear. The Company is in possession of all of the Leased Real Property and all improvements and fixtures located thereon, and the Company has adequate rights of ingress and egress with respect to such Leased Real Property and the improvements and fixtures located thereon. As used in this Agreement, "Permitted Encumbrances" shall mean:

        (a) encumbrances on properties consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title thereto, landlord's or lessor's liens under leases to which the Company is a party, and other minor liens or encumbrances none of which interferes materially with the use of the property affected in the ordinary conduct of the business of the Company;

        (b) liens on properties to secure taxes, assessments and other governmental charges or claims for labor, material or supplies in respect of obligations not overdue;

        (c) deposits or pledges made in connection with, or to secure payment of, workmen's compensation, unemployment insurance, old age pensions or other social security obligations;

        (d) liens of carriers, warehousemen, mechanics and materialmen, and other like liens on properties in respect of obligations not overdue.

    4.15 ENVIRONMENTAL MATTERS. Except as set forth at Section 4.15 of the Disclosure Schedule:

        (a) Since January 1, 1993, the Company has not been the subject of any federal, state or local investigation, and since such time the Company has not received any notice or claim, or entered into any negotiations or agreements with any third party, relating to any liability or remedial action or potential liability or remedial action under any Environmental Laws (as defined below). There are no pending or, to the knowledge of the Company, threatened actions, suits, claims or proceedings against or affecting the Company or any of its properties, assets or operations in connection with any such Environmental Laws. The Company and its properties, assets and operations are in compliance in all material respects with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety and to the protection and clean-up of natural environmental and activities or conditions relating thereto, including, without limitation, those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, "Environmental Laws");

        (b) the Company has heretofore provided Parent with true, correct and complete copies of all files of the Company relating to environmental matters (or an opportunity to review such files).

        (c) neither the Leased Real Property nor improvements or equipment included within the Leased Real Property contains any asbestos, PCBs or underground storage tanks.

    4.16 COMPLIANCE WITH LAWS GENERALLY. Except as set forth in Section 4.16 of the Disclosure Schedule, (i) the Company is, and at all times since January 28, 1998 has been, in compliance in all material respects with all laws, rules, regulations and ordinances to which it is subject or by which it is bound ("Laws") including the Product Safety Laws, (ii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed, commenced, or, to the Company's knowledge, threatened against the Company alleging any uncured failure to comply with any Laws. This Section 4.16 shall not apply to Environmental Laws (including rules and regulations issued thereunder), all of which are subject to Section 4.15.

    4.17  EMPLOYEE BENEFIT PLANS.

    (a) Section 4.17(a) of the Disclosure Schedule contains a true and complete list of all the following agreements or plans ("Benefit Plans") which are presently in effect or which have previously been in effect and which cover or covered any current or former employees, officers, directors or independent contractors of the Company ("Employees"):

        (i) any employee benefit plan as defined in Section 3(3) of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), under which the Company has any outstanding, present, or future obligation or liability, or under which any Employee has any present or future right to benefits which are covered by ERISA; or

        (ii) any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, vacation, severance, disability, hospitalization, medical, life insurance, or other employee benefit plan, program, policy, or arrangement, written or oral, which the Company maintains or to or under which the Company has any outstanding, present, or future obligations to contribute or make payments, whether voluntary, contingent or otherwise.

    (b) The Company has made available to Parent true, correct and complete copies of all documents relating to the Benefit Plans that are currently in effect, including but not limited to: (i) all plan documents and other related material agreements; (ii) all related insurance and annuity contracts; and (iii) the most recently available Form 5500 annual reports, certified financial statements, actuarial reports, summary plan descriptions and favorable determination letters for the Benefit Plans.

    (c) All of the Benefit Plans and the related trusts subject to ERISA comply and have been administered in compliance in all material respects with (i) the provisions of ERISA, (ii) all provisions of the Code applicable to secure the intended tax consequences, (iii) all applicable state and federal securities laws and (iv) all other applicable laws, rules, regulations and collective bargaining agreements, except where the failure to so comply or to be so administered would not result in any monetary penalty against the Company.

    (d) The Company has materially complied with the continuation coverage requirements of Section 1001 of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and ERISA Sections 601 through 608 ("COBRA").

    (e) Neither the Company, its ERISA Affiliates (that is, any entity which, together with the company, will be treated as a single employer within the meaning of Code Section 414(b), (c), (m) or (o)), nor any administrator or fiduciary of any Benefit Plan (or agent or delegate of any of the foregoing) has engaged in any transaction or acted or failed to act in any manner that could subject the Company to any direct or indirect liability (by indemnity or otherwise) for a breach of any fiduciary or co-fiduciary duty under ERISA. The Company has not engaged in any prohibited transaction (within the meaning of ERISA Section 406 or Code Section 4975).

    (f) No Benefit Plan is subject to Title IV of ERISA, and neither the Company nor any of its ERISA Affiliates have incurred any liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA that could become, after the Closing Date, an obligation of Sub or any of its ERISA Affiliates.

    (g) Neither the Company nor any of its ERISA Affiliates currently is or has been a party to any pension or welfare plan that is a multiemployer plan within the meaning of ERISA Section 4001(a)(3).

    (h) None of the Benefit Plans provides welfare benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former Employees beyond their retirement or other termination of service (other than coverage required by COBRA or any similar state law).

    (i) The Company does not maintain, and has not maintained, a defined benefit pension plan.

    (j) For each Benefit Plan which is intended to be qualified under Code
Section 401(a) ("Qualified Retirement Plan"), the Company has received from the Internal Revenue Service a favorable determination letter to the effect that the plan in form satisfies the requirements for qualification under Code Section 401(a) (taking into account the provisions of the Tax Reform Act of 1986 and all subsequent legislation). No amendments have been made to any Qualified Retirement Plan since the application for such determination letter which would cause disqualification of such plan. To Company's knowledge, any noncompliance or failure prior to the Closing Date properly to maintain, operate, or administer any Qualified Retirement Plan has not rendered and will not render:
(i) such plan or its related trust or Sub or its ERISA Affiliates subject to, or liable (directly or indirectly) for, any taxes, penalties, or liabilities to any person or governmental agency; (ii) such plan subject to disqualification; or
(iii) the trust under such plan subject to any liability for taxes. No request has been submitted to the Internal Revenue Service and no request is being contemplated under any program described in Rev. Proc. 98-22, Rev. Proc. 94-62, or Rev. Proc. 94-16.

    (k) All contributions (including all employer contributions and employee salary reduction contributions) which are due or withheld have been paid to each employee pension benefit plan as defined in ERISA Section 3(2) and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each such employee pension benefit plan or accrued in accordance with the past custom and practice of the Company. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each employee welfare benefit plan as defined in ERISA
Section 3(1).

    (l) The Company's records accurately reflect its Employees' years of vesting and eligibility service for purposes of the Benefit Plans.

    (m) There is no pending or, to Company's knowledge, any threatened complaint, claim (other than a routine claim for benefits), proceeding, audit, or investigation of any kind in or before any court, tribunal, or governmental agency with respect to any Benefit Plan.

    (n) All Forms 5500 Annual Reports and Summary Annual Reports have been filed or distributed appropriately with respect to each Employee Benefit Plan.

    4.18  INTELLECTUAL PROPERTY.

    (a) "Intellectual Property" means (i) all inventions, patents and patent applications, (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations and renewals thereof, including any such Intellectual Property associated with the name "98-TM- Clearance Centers" or other store or trade name used by the Company, (iii) all copyrights, and all applications, registrations, and renewals thereof, (iv) all trade secrets and confidential business information (including ideas, research, and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (v) all other proprietary rights, and (vi) all copies and tangible embodiments thereof (in whatever medium).

    (b) The Company owns (or has adequate rights to use pursuant to license, sublicense, agreement, or permission) all Intellectual Property necessary and used for the operation of its business activities as presently conducted, free and clear of all liens and encumbrances except liens arising pursuant to that certain Loan and Security Agreement dated as of May 16, 1996, between the Company and Heller Financial, Inc., as amended from time to time, through and including a Ninth Amendment dated as of June 1, 1998. Each item of Intellectual Property owned or available for use prior to the Closing hereunder will be owned or available for the royalty-free use by the Company immediately subsequent to the Closing. The Company has taken all necessary action to protect each item of Intellectual Property that it owns or uses. The Company has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with, in each case in any material respect, any Intellectual Property rights of third parties, and neither the Company nor any officers, directors, or employees of the Company has ever received any charge, complaint, claim, demand, or notice alleging such interference, infringement, misappropriation, or violation (including any claim that Company must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Company. (c) Section 4.18(c) of the Disclosure Schedule identifies (i) each Intellectual Property registration which has been issued to the Company and each pending Intellectual Property application which has been made by the Company, (ii) each license, agreement, or other permission which the Company has granted to any third party with respect to any of its Intellectual Property, and (iii) each license, agreement, or other permission which has been granted to the Company by any third party with respect to any Intellectual Property used in the operation of the Company's business.

    4.19  TAX MATTERS.

    (a) "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59
A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

    (b) "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

    (c) The Company has timely filed all Tax Returns that it was required to file, including applicable extensions except where failure to file such Tax Returns would not have a material adverse effect. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Company shown on such Tax Returns have been paid.

    (d) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

    (e) There is no dispute or claim concerning any Tax Liability of the Company either (i) claimed or raised by any authority in writing, or (ii) as to which any of the directors and officers (and employees responsible for Tax matters) of the Company has knowledge based upon personal contact with any agent of such authority. The Company has delivered to Parent correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company for taxable years ending on or after December 31, 1995.

    (f) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

    (g) The Company has not filed a consent under Code Section 341(f) concerning collapsible corporations. The Company has not made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Section 280G. The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). The Company is not a party to any Tax allocation or sharing agreement. The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Target), or (ii) has any Liability for the Taxes of any Person (other than any of the Target and its Subsidiaries) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

    (h) The Company has no deferred gain or loss allocable to the Company arising out of any deferred intercompany transaction as defined in the U.S. Treasury Department's consolidated income tax regulations.

    (i) The unpaid Taxes of the Company (i) did not, as of June 28, 1998, exceed the reserve for tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and
(ii) do not exceed that reserve as adjusted for the passage of time through the date hereof, and will not exceed such reserve of the Closing Date, in accordance with the past custom and practice of the Company in filing its Tax Returns.

    4.20 NO BROKER INVOLVED; DEAL EXPENSES. Except for Piper Jaffray Inc., the Company has not engaged any broker, finder or agent with respect to the transactions contemplated by this Agreement or with respect to the Company's sale or merger or any other transaction relating to the disposition of all or substantially all of the Company's assets.

    4.21 CONTRACTS. Section 4.21 of the Disclosure Schedule contains a true and complete list of (or cross-references to another portion of the Disclosure Schedule listing) the following Company contracts ("Company Contracts") as of the date hereof:

    (a) all unpaid bonds, debentures, notes, mortgages, indentures, indemnities or guarantees in excess of $50,000 to which the Company is a party or by which any of its properties or assets (real, personal or mixed, tangible or intangible) is bound;

    (b) all leases to which the Company is a party or by which any of its properties or assets (real, personal or mixed, tangible or intangible) is bound involving an annual rental payment in excess of $50,000 individually;

    (c) all loans and credit commitments to the Company which are outstanding and pursuant to which any indebtedness of the Company in the aggregate principal amount in excess of $50,000 is outstanding, together with a brief description of such commitments and the name of each financial institution granting the same;

    (d) all contracts or agreements which limit or restrict in any respect the Company from engaging in any business in any jurisdiction;

    (e) all agreements or arrangements that contain any severance pay or post-employment liabilities or obligations (or a cross-reference to another section of the Disclosure Schedule in which any such agreements or arrangements have been listed);

    (f) all bonus, deferred compensation, incentive compensation plans, or any other employee benefit plans or arrangements (or a cross-reference to another section of the Disclosure Schedule in which any such plans or arrangements have been listed);

    (g) all employment or consulting agreements, contracts or commitments with any employee, not terminable by Company on thirty days notice without liability;

    (h) all agreements or plans, including, without limitation, any stock option plans, stock appreciation right plans or stock purchase plans, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (or a cross-reference to another section of the Disclosure Schedule in which any such plans or arrangements have been listed);

    (i) [NOT USED];

    (j) all agreements, contracts or commitments containing any covenant limiting the freedom of Company to engage in any line of business or compete with any person;

    (k) all agreements, contracts or commitments for capital expenditures for future obligations in excess of $25,000 and not cancelable without penalty;

    (l) all agreements, contracts or commitments currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

    (m) all material joint marketing, development, supply, franchise or distribution agreements;

    (n) all material sales and purchase commitments, maintenance agreements, ADP agreements, inventory and accounting agreements, and other service outsourcing agreements; and

    (o) all existing agreements, contracts and commitments, written or oral (other than those described in the foregoing provisions of this Section 4.21) to which the Company is a party or by which the Company or any of their respective properties or assets may be bound (i) involving an annual commitment or annual payment by any party thereto of more than $50,000 individually, (ii) which cannot be terminated by the Company without penalty or further obligations on not more than 90 days' notice or (iii) which is otherwise material to the Company.

    True and complete copies of all Company Contracts, including all amendments thereto, have been made available to Parent. The Company Contracts are valid and enforceable in accordance with their respective terms with respect to the Company (as applicable) and valid and enforceable in accordance with their respective terms with respect to any other party thereto, except as the enforceability may be limited by Debtors' Rights. There is not under any of the Company Contracts any existing material breach, default or event of default by the Company or event that with notice or lapse of time or both would constitute a material breach, default or event of default by the Company, nor does the Company know of, and nor has the Company received notice of, or made a claim with respect to, any material breach or default by any other party thereto. To the knowledge of the Company, no customer or supplier which paid the Company or was paid by the Company more than $50,000 during calendar year 1997 intends to terminate or materially alter its level of business with the Company as a result of the transactions contemplated by this Agreement.

    4.22 OFFICERS AND EMPLOYEES. Section 4.22 of the Disclosure Schedule contains a true and complete list of all of the officers and key employees of the Company and all other persons with whom the Company has a written employment agreement or to whom the Company has made verbal commitments which are binding on the Company under applicable laws, specifying their title, annual rate of compensation, bonus eligibility and the terms of such agreement or commitment as of the date hereof. To Company's knowledge, no such employee of Company (i) is in violation of any term of any employment contract, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company because of the nature of the business conducted or presently proposed to be conducted by Company or to the use of trade secrets or proprietary information of others, and (ii) has given notice to Company, nor is Company otherwise aware, that any such employee intends to terminate his or her employment with Company except for terminations of a nature and number that are consistent with Company's prior experience.

    4.23  LABOR RELATIONS.

    (a) The Company is not and since January 1, 1996 has not been a party to any collective bargaining or other labor union contracts applicable to any person employed by the Company. There is no pending or, to the knowledge of the Company, threatened material labor dispute, strike or work stoppage against the Company. Neither the Company nor its representatives or employees has committed any material unfair labor practices in connection with the operation of the business of the Company, and there is no pending or, to the knowledge of the Company, threatened charge or complaint against the Company by the National Labor Relations Board or any comparable state agency. No hand billing involving the employees of the Company is in progress, and no denial of fair representation claim is pending against the Company.

    (b) Except as disclosed in Section 4.12 to the Disclosure Schedule, (i) no claim for unpaid wages or overtime or for child labor or record keeping violations is pending under the Fair Labor Standards Act, Davis-Bacon Act, Walsh-Healey Act, Service Contract Act, or any other Federal, state, local or foreign law, regulation, or ordinance, (ii) no discrimination and/or retaliation claim is pending against the Company under the 1866 or 1964 Civil Rights Acts, as amended, the Equal Pay Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Fair Labor Standards Act, ERISA or any other Federal law or any comparable state fair employment practices act or foreign law regulating discrimination in the workplace (including the California Fair Employment and Housing Act), (iii) the Company is under no obligation to develop or maintain an affirmative action plan and has not entered into any conciliation or settlement agreement with any Federal agency or comparable state or foreign agency or court and no onsite review or audit is in progress, (iv) no citation has been issued by Occupational Safety and Health Administration ("OSHA") against the Company for any repeated or willful violation and no notice of contest or OSHA administrative enforcement proceeding involving the Company is pending, and (v) no citation of the Company has occurred for any repeated or willful violation and no enforcement proceeding has been initiated or is pending under Federal or foreign immigration law, in each case except for such claims, citations, notices, and proceedings which, if adversely determined, would not have a material adverse effect on the Company.

    (c) Before the date of this Agreement the Company has not taken any action which would constitute a "mass layoff" or "plant closing" within the meaning of the Worker Adjustment and Retraining Notification Act or otherwise trigger notice requirements or liability under any local or state plant closing notice law.

    (d) No employee of the Company is indebted to the Company except in the ordinary course of business consistent with past practices.

    (e) Except as disclosed on Section 4.23(e) of the Disclosure Schedule, the Company has not entered into any written employment, covenant-not-to-compete, confidentiality, proprietary rights, restrictive covenant, severance, or golden parachute agreement with any present or former employee, consultant, or Affiliate which is currently in effect, and the Company has not entered into any agreement, oral or written, with any present or former employee that by its terms obligates (either on an absolute or contingent basis) the Company or Parent to make any payment on, after, or in connection with the Closing to any present or former employee following his or her termination of employment.

    (f) None of the officers of the Company has, to Company's knowledge, expressed an intention to resign or retire as a result of the transaction contemplated by this Agreement or for any other reason except for Gary Cino.

    4.24 INSURANCE. Section 4.24 of the Disclosure Schedule sets forth a true and complete list of the current insurance coverages for the Company, including names of carriers, amounts of coverage and premiums therefor. The Company has made available to the Parent true and complete copies of all such insurance policies.

    4.25 TITLE TO PROPERTY AND RELATED MATTERS. The Company has good and valid title to or valid leasehold interest in its personal property, as reflected in the Interim Balance Sheet (other than property sold, leased or otherwise disposed of in the ordinary course of business since such date), and all of such properties are held free and clear of all title defects, liens, encumbrances, security interests and restrictions whatsoever, except, with respect to all such properties, (a) liens securing debt reflected as liabilities on the Interim Balance Sheet, and (b) Permitted Encumbrances.

    4.26 ACCOUNTS AND NOTES RECEIVABLE. The accounts and notes receivable of the Company reflected on the Interim Balance Sheet and the related reserves arose from bona fide transactions in the ordinary course of business, have been extended on terms consistent with the past practice of the Company, are not subject to any counterclaims or setoffs other than in the ordinary course (except for the amount of any applicable existing reserves for counterclaims or setoffs), have been recorded in the Company's books in accordance with GAAP consistently applied.

    4.27 NONDISCLOSED PAYMENTS. Neither the Company nor any of the Company's officers or directors, nor, to the Company's knowledge, anyone acting on behalf of any of them, has made or received any material payments not correctly categorized and fully disclosed in the Company's books and records in connection with or in any way relating to or affecting the Company.

    4.28  [Not Used]

    4.29 BUSINESS PRACTICES. Neither the Company nor any director or officer, or, to the Company's knowledge, any employee, agent or other Person acting on behalf of the Company (i) has used any Company funds for improper or unlawful contributions, payments, gifts or entertainment, or made any improper or unlawful expenditures relating to political activity to domestic or foreign governmental officials or others, or (ii) has accepted or received any improper or unlawful contributions, payments, gifts or expenditures. The Company has at all times complied, and is in compliance, in all material respects, with the Foreign Corrupt Practices Act, as amended, and all foreign laws and regulations relating to prevention of corrupt practices and similar matters. There is no agreement (noncompete or otherwise), commitment, judgment, injunction, order or decree to which Company is a party or, to the knowledge of Company, is otherwise binding upon Company, which has or reasonably could be expected to have the effect of prohibiting or impairing any material business practice of Company, or the conduct of business by Company. Without limiting the foregoing, Company has not entered into any agreement under which Company is restricted, in any material respect, from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market.

    4.30  [Not Used]

    4.31  SECURITIES MATTERS.

    (a) None of the information supplied by or on behalf of the Company or its officers, directors, or shareholders to be included in the Proxy Statement will, on the date the Proxy Statement is first mailed to the Shareholders and on the date of the Shareholders' meeting referred to in Section 6.8, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made with respect to information supplied by or on behalf of Parent or Sub or their respective directors, officers or shareholders specifically for inclusion or incorporation in the Proxy Statement.

    (b) None of the information supplied by or on behalf of the Company or its officers, directors, or shareholders to be included or incorporated in the Registration Statement will, at the time it becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made with respect to information supplied by or on behalf of Parent or Sub or their respective directors, officers or shareholders specifically for inclusion or incorporation in the Registration Statement.

    4.32 POOLING. Company has taken no actions that would prevent the accounting of the business combination to be effected by the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations ("pooling of interests"). In addition, the shares of Parent Common Stock issued in the Merger will be shared ratably by the Shareholders based on their respective percentage ownership of the Company capital stock, and there is no agreement among the Shareholders providing for any reallocation of such Parent Common Stock among the Shareholders. Company has disclosed to its independent public accountants all actions taken by it that would impact the accounting of the business combination to be effected by the Merger as a pooling of interests. As of the date hereof, Company, based on advice from its independent public accountants, believes that the Merger will qualify for pooling of interests accounting.

    4.33 REORGANIZATION UNDER SECTION 368 OF THE CODE. The Company will have taken no action reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

    4.34 FULL DISCLOSURE. The representations and warranties of the Company contained in this Agreement (including all information in the Disclosure Schedule and the Escrow Agreement hereto and the certificate to be furnished by the Company pursuant to Section 9.1(d)(i)) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements so made or information so delivered not misleading.

                                   ARTICLE 5
                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

    Parent and Sub jointly and severally represent and warrant to the Company that, as of the date of this Agreement and on the Closing Date:

    5.1 CORPORATE ORGANIZATION. Parent is a corporation validly existing and in good standing under the laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, operate and lease its property and to carry on its business as now being conducted. The Sub is a corporation validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, operate and lease its property and to carry on its business as now being conducted. The Sub was formed for the purpose of consummating the transactions contemplated hereby and has not previously conducted any other activities. Parent and Sub are each qualified to conduct business as a foreign corporation in each jurisdiction in which the ownership or leasing of its properties or the conduct of its business requires such qualification except where the failure to be so qualified would not individually or in the aggregate have a material adverse effect on the Parent and its subsidiaries, taken as a whole.

    5.2 AUTHORIZATION AND APPROVAL OF AGREEMENT. Parent and Sub have all requisite corporate power and authority to execute and deliver this Agreement and the other agreements, documents and instruments executed and delivered by Parent or Sub in connection with the transactions contemplated by this Agreement (the "Parent Ancillary Agreements"), and to fully perform the obligations required to be performed by them hereunder and thereunder. All corporate proceedings required by Parent's and Sub's respective charter documents or otherwise required by law for the execution and delivery of this Agreement and the Parent Ancillary Agreements and for the consummation of the transactions provided for herein and therein have been duly taken, and no approval by Parent's shareholders is required to authorize this Agreement or the Parent Ancillary Agreements. This Agreement and each of the Parent Ancillary Agreements has been duly and validly executed and delivered by Parent and Sub and is enforceable against Parent and Sub in accordance with its terms, except as the enforceability may be limited by Debtors' Rights.

    5.3 ABILITY TO CARRY OUT AGREEMENT. The execution and delivery of this Agreement and the Parent Ancillary Agreements by Parent and Sub and the performance by Parent and Sub of their obligations hereunder and thereunder will not conflict with, violate or result in any breach of or constitute a default under any provisions of Parent's and Sub's Articles of Incorporation or By-laws or, except for the Parent's credit facilities and private placement notes, of any of the provisions of any indenture, mortgage, lease, agreement, license, permit, instrument, order, arbitration award, judgment, decree, law, ordinance, regulation or any other restriction of any kind or character to which Parent or Sub is a party or by which either of them is bound. Except for compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the Securities Act, the Securities Exchange Act of 1934 (the "Exchange Act"), applicable state securities laws, the bylaws of the National Association of Securities Dealers, any listing agreement with respect to the Parent Common Stock, and the filing of the Agreement of Merger with the State of California, no consent of any governmental authority or other third party is required to be obtained on the part of Parent in connection with Parent's execution, delivery or performance of this Agreement or the Parent Ancillary Agreements.

    5.4 CAPITAL STOCK. The authorized capital stock of Parent consists of (i) 100,000,000 common shares $.01 par value per share, and (ii) 10,000,000 preferred shares. All the outstanding common shares are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Parent is entitled to preemptive rights or cumulative voting rights. As of the close of business on June 30, 1998, 59,107,262 common shares and no shares of preferred stock were issued and outstanding, and since that date there have been no further issuances of common shares, except in connection with the exercise of options issued pursuant to the Parent's various stock option and stock purchase plans. All outstanding shares of capital stock of the subsidiaries of Parent are owned by Parent or a direct or indirect wholly-owned subsidiary of Parent. As of June 30, 1998, there were no outstanding options, warrants or other rights to acquire capital stock from Parent or any of its subsidiaries, or any securities outstanding which were directly or indirectly convertible into or exchangeable for shares of capital stock of Parent or any of its subsidiaries, except for options and rights to purchase common shares granted pursuant to the Parent's various stock option and stock purchase plans and 5,584,900 warrants. As of the close of business on June 30, 1998, there were 2,706,128 common shares available for issuance upon exercise of stock options not yet granted, 2,554,170 common shares reserved for issuance upon exercise of stock options outstanding as of such date, and 445,944 common shares reserved for issuance under the stock purchase plan.

    5.5 OPERATIONS OF SUBSIDIARIES. Each subsidiary of Parent (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the full power and authority to own its properties and conduct its business and operations as currently conducted, (ii) is duly qualified and in good standing in each jurisdiction in which the property is owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not individually or in the aggregate have a material adverse effect.

    5.6 INVESTMENT REPRESENTATION. Parent and Sub are acquiring the Company Shares for investment and not with a view to, or for resale in connection with, any distribution of the Company Shares.

    5.7 NO BROKER INVOLVED. Parent and Sub have not expressly or impliedly engaged any broker, finder or agent with respect to the transactions contemplated by this Agreement.

    5.8 PARENT COMMON STOCK. The shares of Parent Common Stock to be issued in the Merger will be validly issued, fully paid, nonassessable and free of pre-emptive rights.

    5.9 PARENT SEC REPORTS. Each registration statement, report and proxy or information statement filed by Parent with the SEC since January 1, 1997, are collectively referred to as the "Parent SEC Reports," all of which, as of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder. None of such Parent SEC Reports, as of the respective dates they were filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent (including any related notes and schedules) included (or incorporated by reference) in the Parent SEC Reports have been prepared in conformity with GAAP applied on a consistent basis (except, with respect to all financial statements, as may be indicated in the notes thereto and, with respect to unaudited financial statements, as permitted by Form 10-Q of the SEC), the consolidated financial position of Parent and its subsidiaries as of the date thereof and the consolidated results of their operations and their cash flows for the periods then ended.

    5.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1997, and except as disclosed in the Parent SEC Reports, the business of Parent has been conducted only in the ordinary course consistent with past practice and there has not been any event which either individually or in the aggregate has had or may reasonably be expected to have a material adverse effect on Parent or its subsidiaries (taken as a whole).

    5.11  MATERIAL MISSTATEMENTS OR OMISSIONS.

    (a) None of the information with respect to Parent or Sub to be included (or incorporated by reference) in the Proxy Statement will, on the date the Proxy Statement is first mailed to the Shareholders, and on the date of the Shareholders' meeting referred to Section 6.8, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act, except that no representation is made with respect to information supplied in writing by or on behalf of the Company or its officers, directors, or shareholders for inclusion in the Proxy Statement.

    (b) None of the information with respect to Parent or Sub to be included (or incorporated by reference) in the Registration Statement will, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act, except that no representation is made with respect to information supplied by or on behalf of the Company or its officers, directors, or shareholders specifically for inclusion or incorporation in the Registration Statement.

    5.12 WARN ACT. Parent has no present plans or intention to carry out, after the Closing, any plant closing or mass layoff which would violate the federal Worker Adjustment and Retraining Notification Act (the "WARN Act") at any facility of the Company.

    5.13 FULL DISCLOSURE. The representations and warranties and other agreements of the Parent and of the Sub contained in this Agreement (including all information in the Schedules and Exhibits hereto and the certificate to be furnished by Parent pursuant to Section 10.1(c)(i)) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements so made or information so delivered not misleading. 5.14 Reorganization under Section 368 of the Code. Parent and Sub will have taken no action that will prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

    5.14 BENEFIT PLANS; TAX OBLIGATIONS. The material Benefit Plans of Parent are as described in the Parent SEC Reports. Parent has no material delinquent Tax obligations.

                                   ARTICLE 6
                             PRE-CLOSING COVENANTS

    6.1 CONDUCT OF BUSINESS. The Company covenants and agrees that from the date of this Agreement to the Closing Date, the Company shall (except as otherwise consented to in writing by Parent):

    (a) carry on its business in a manner consistent with prior practice and only in the usual and ordinary course, and use reasonable efforts to preserve its business organization intact and conserve the good will and relationships of its customers, suppliers and others having business relations with it;

    (b) maintain its existence and good standing in its jurisdiction of organization plus in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification;

    (c) duly and timely file or cause to be filed all reports and returns required to be filed with any governmental body, agency or authority and promptly pay or cause to be paid when due all taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

    (d) maintain in existing condition and repair, consistent with past practice, all buildings, offices, shops and other structures located on the Leased Real Property [see 4.15(g)], and all equipment, fixtures and other tangible personal property located on the Leased Real Property;

    (e) give Parent and Parent's employees, counsel, accountants and advisors, full access upon reasonable notice during normal business hours to all of the properties, personnel, financial and operating data, books, tax returns, contracts, commitments, and records of the Company in connection with reviewing the Company and its respective properties and operations;

    (f) maintain in full force and effect all existing policies of insurance except for replacements or renewals in the ordinary course of business;

    (g) use its reasonable best efforts to permit the Company to retain the material benefits provided by all existing contracts and licenses to which the Company is a party under arrangements similar to those in effect prior to the Closing Date;

    (h) use its reasonable best efforts to assist Parent and Sub in retaining the continued services of the Company's key employees.

    (i) not amend its charter documents or by-laws;

    (j) not authorize for issuance, issue or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue or grant any right, option or other commitment for the issuance of shares of its capital stock or of such securities, or split, combine or reclassify any shares of its capital stock except for issuances of capital stock upon the exercise of options granted before the date hereof;

    (k) not incur any liability, commitment or obligation, except unsecured current and trade liabilities and other unsecured liabilities incurred in the ordinary course of business;

    (l) not borrow, or agree to borrow, any funds other than pursuant to its existing loan agreements or otherwise in the ordinary course of business;

    (m) not sell, transfer or otherwise dispose of assets, except for the sale or disposition of obsolete or damaged tangible personal property and except for the sale of inventory and other assets in the ordinary course of business;

    (n) except for amounts committed for emergency repairs, not make any material capital commitments;

    (o) not mortgage, pledge or encumber any of its assets or guaranty the obligations of any party except in the ordinary course of business;

    (p) not make any adjustments in the salary or wage rate of, or make or authorize any bonus, severance, or termination payments to or consulting arrangements with, any officer or employee or amend or adopt any employee benefit plan, without Parent's prior written consent, other than bonuses for the 1997 and 1998 years and salary increases for the 1998 year which shall be made in amounts consistent with past practices;

    (q) take any action with the intention of causing any of the representations and warranties made herein to be inaccurate on the Closing Date;

    (r) not dispose of or permit to lapse any rights to the use of any patent, trademark, trade name, license or copyright, or dispose of or disclose to any person, any trade secret, formula, process, technology or know-how not heretofore a matter of public knowledge;

    (s) not declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities or equity interests of the Company and not redeem, purchase or issue any shares of the capital stock or other securities or equity interests of the Company or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities or equity interests of the Company or obligations convertible into such, or any options, warrants or other rights to purchase or subscribe to any of the foregoing except for issuances of capital stock upon exercise of options granted before the date hereof;

    (t) deliver to Parent on or prior to the twentieth (20th) business day of each month a balance sheet of the Company in the form of the Interim Balance Sheet as of the end of the prior monthly accounting period and an income statement for such period in each case accompanied by a certificate executed by the chief financial officer on behalf of the Company that such statements have been prepared in accordance with the standards set forth in Section 4.7(b); and

    (u) not take any action outside the ordinary course of business consistent with past practice (unless contemplated by this Agreement).

    6.2 PUBLIC ANNOUNCEMENTS. Parent and Company shall have the right to issue a joint press release relating to the subject matter of this Agreement and the transactions contemplated thereby, provided however that the timing and content of such press release shall be consistent with the requirements of law, any applicable bylaw of the National Association of Securities Dealers, and/or any listing agreement relating to the Parent Common Stock. Until Closing, the timing and content of all other announcements regarding any aspect of this Agreement or the Merger to the financial community, government agencies, employees or the general public shall be mutually agreed upon by Parent and the Company in advance (unless Parent or the Company is advised by counsel in writing that any such announcement or other disclosure not mutually agreed upon in advance is required to be made by law or SEC policy, any applicable bylaw of the National Association of Securities Dealers or any listing agreement relating to the Parent Common Stock, and then only after consulting the other party and making reasonable efforts to comply with the provisions of this Section).

    6.3 SUPPLEMENTS TO SCHEDULES. On the Closing Date, each of the Company and Parent shall supplement or amend the respective disclosure schedules which they have delivered pursuant to this Agreement with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the disclosure schedule or which is necessary to correct any information in any such disclosure schedule which has been rendered inaccurate thereby. Before the Closing Date, each of the Company and Parent shall give prompt notice to the other if it comes to the attention of such party that an event, condition or state of facts exists which has resulted or is reasonably likely to result in a material adverse effect on the Company or Parent, respectively. No supplement or amendment to any such disclosure schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 9.1(a) or 10.1(a) of this Agreement.

    6.4 POOLING OF INTERESTS ACCOUNTING. From and after the date hereof and until the Closing Date, neither Parent nor the Company, nor any of their respective subsidiaries or other Affiliates, shall take, and the Company shall use its best efforts to ensure that the Company's officers, directors and holders of ten percent (10%) or more of the Company Shares shall not take, any action that might jeopardize the characterization of the Merger as a pooling of interests for accounting purposes, except as expressly authorized by this Agreement. Each of Parent and Company shall use their respective best efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests, and such accounting treatment to be accepted by each of Parent's and Company's independent certified public accountants, respectively, and to be accepted by the SEC.

    6.5 THE NASDAQ ADDITIONAL SHARES LISTING APPLICATION. Parent will file an additional shares listing application with the Nasdaq to approve for a listing, subject to official notice of its issuance, the shares of Parent Common Stock to be issued in the Merger and upon exercise of the Assumed Options. Parent shall use its best efforts to cause its shares of Parent Common Stock to be issued in the Merger and upon exercise of the Assumed Options to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Closing Date.

    6.6 ANTITRUST FILING. As soon as practicable following the execution of this Agreement, both Parent and Company shall file an Antitrust Improvements Act Notification and Report Form under the HSR Act (the "Antitrust Filing") relating to the transactions contemplated by this Agreement with the Federal Trade

Commission and the Department of Justice. Parent shall pay all filing fees required in connection therewith, and Parent and Company shall use their respective commercially reasonable efforts to take all action necessary, proper and advisable under applicable laws and regulations to cause the expiration or termination of the waiting periods under the HSR Act as soon as practicable.

    6.7  NO SOLICITATION OF TRANSACTIONS.

    (a) Until the earlier of (i) the Closing, or (ii) the termination of this Agreement pursuant to Article 11, the Company agrees that neither it nor its officers, directors, employees, agents, representatives (including, without limitation, investment bankers, attorneys, accountants, financial advisors and consultants), or Affiliates of the Company shall directly or indirectly:

        (i) solicit, encourage, initiate or further (including by way of furnishing information) the submission of proposals or offers relating to any Alternative Transaction. An "Alternative Transaction" is any acquisition, purchase, lease, exchange, mortgage, pledge, transfer or other disposition of all or any significant portion of the assets of, or 5% or more of the equity securities (excluding the exercise of outstanding stock options under the Company Stock Option Plan) of, the Company or any merger, reorganization, share exchange, recapitalization, liquidation, dissolution, consolidation, business combination, or similar transaction with the Company, other than the transactions contemplated by this Agreement;

        (ii) participate in any discussions or negotiations regarding, or furnish any confidential information with respect to the Company, in connection with any Alternative Transaction;

        (iii) except as otherwise provided in Section 6.7(d), agree to approve, recommend, endorse, or enter into any agreement, plan or understanding with respect to any Alternative Transaction; or

        (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, or publicly announce any effort or attempt by any Person to undertake or seek to undertake any Alternative Transaction.

    (b) In the event the Company receives any offer or indication of interest relating to any Alternative Transaction, the Company shall promptly (and in no event later than 24 hours) notify Parent in writing of the details of the offer or indication of interest, except that the identity of the interested Person is not required to be disclosed.

    (c) The Company shall immediately cease and cause to be terminated any existing activities, discussions or negotiations relating to any Alternative Transaction, whether conducted prior to the date of this Agreement or thereafter. The Company agrees not to release any party from any confidentiality or standstill agreement to which the Company is a party.

    (d) Notwithstanding this Section 6.7 or any other provision of this Agreement, the Board of Directors of the Company may provide information in response to, evaluate, or consider, approve, recommend, endorse or enter into an unsolicited bona fide Alternative Transaction made by a Third Party (as defined below), provided that the following conditions are satisfied: (i) such action is required for the Board of Directors to carry out its fiduciary duties under applicable law and the Board of Directors has received advice of counsel to that effect, and (ii) the Board of Directors in its good faith reasonable judgment determines, after consultation with its independent financial advisors, that the Alternative Transaction would result in a transaction more favorable to the stockholders of Company from a financial point of view than the Merger. In addition, notwithstanding the provisions of this paragraph (d), Company shall, upon the direction of Parent, refer any Third Party to this Section 6.7. A "Third Party" is any individual, firm, corporation, partnership, association, group (as defined in Section 13(d)(3) of the Exchange Act) or person or entity, individually or collectively (including, without limitation, any managers or other employees of the Company or any affiliates) other than Parent or Sub.

    (e) The Company shall ensure that the officers, directors, key employees, agents, representatives and Affiliates of the Company are aware of the restrictions described in this Section 6.7.

    6.8  SHAREHOLDER APPROVAL.

    (a) The Company will take all action necessary to carry out the purposes of this Agreement. The Company shall, in accordance with the California Code and other applicable law and its Articles of Incorporation and By-laws, convene a meeting of its shareholders (the "Company Shareholders Meeting") as promptly as practicable to consider and vote upon the Merger. Except to the extent permitted under Section 6.7(d), the Board of Directors of the Company shall recommend and declare advisable the approval of this Agreement, the Agreement of Merger, the Merger and the other transactions contemplated hereby ("Merger Transactions"), and the Company shall as promptly as possible following dissemination of the Proxy Statement take all lawful action to solicit, and use all reasonable efforts to obtain, such approval. Pursuant to the terms of the Voting Agreement attached hereto as Exhibit C which shall be executed simultaneously with the execution of this Agreement, certain Shareholders of the Company each have agreed to vote all Company Shares owned by them or over which they have voting control, or to execute or cause to be executed written shareholder consents, to grant their approval of the Merger, this Agreement, and the Agreement of Merger.

    (b) Parent, as the sole shareholder of Sub, will act by written consent to approve the Merger and the adoption of this Agreement by Sub.

    6.9 DISSENTERS' RIGHTS NOTICES. The Company, before the Effective Time, and Parent, after the Effective Time, shall timely provide all notices and other communications as are required under the California Code in connection with such Shareholders' statutory dissenters' rights, to the extent applicable to the Merger. Without reducing the generality of the foregoing sentence, the Company or Parent, as applicable, shall send the notice required by Section 1301 of the Corporation Code to the persons specified therein no later than one (1) business day following the approval of this Agreement at a meeting of its Shareholders convened pursuant to Section 6.8(a).

    6.10  SHAREHOLDER REPRESENTATIVE.

    (a) Prior to the Closing Date, the Shareholders shall select a Person (the "Shareholder Representative") to act for and on behalf of all such Shareholders with respect to all matters arising in connection with Article 8 and the Escrow Agreement as defined in Section 9.1(i), including, without limitation, the power and authority, in his or her sole discretion, to:

        (i) negotiate, determine, defend and settle any dispute which may arise under Article 8 or the Escrow Agreement; and

        (ii) make, execute, acknowledge and deliver any releases, assurances, receipts, requests, instructions, notices, agreements, certificates and any other instruments, and to generally do any and all things and to take any and all actions which may be requisite, proper or advisable in connection with Article 8 or under the Escrow Agreement.

    (b) The Shareholders may replace the Shareholder Representative at any time with a substitute Shareholder Representative who shall have all the powers and responsibilities of the Shareholder Representative set forth in this Section 6.10.

    (c) Neither the Shareholder Representative, nor any substitute Shareholder Representative, shall be liable to any Person for any action taken or any omission to act, in good faith, in connection with the Shareholder Representative's responsibilities as Shareholder Representative.

    (d) Promptly following his or her selection, the Shareholder Representative, or any substitute Shareholder Representative, shall provide Parent with a written certification of his or her selection and of the address for notices to such Shareholder Representative. Parent may thereafter deal exclusively with the Shareholder Representative in connection with the claims procedure in reliance on such certification. Whenever in connection with the provisions of this Agreement or the Escrow Agreement, Parent shall receive any certificate or other written correspondence from the Shareholder Representative, such certificate or other written correspondence shall be full authorization to Parent for any action taken or suffered in good faith by it under the provisions of this Agreement or the Escrow Agreement in reliance thereon.

    6.11 AGREEMENTS WITH RESPECT TO AFFILIATES. Not less than 45 days prior to the Effective Time, Company shall deliver to Parent a list of names and addresses of each person who, in Company's reasonable judgment is an affiliate within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or otherwise applicable SEC accounting releases with respect to pooling of interests accounting treatment (each such person, a "Pooling Affiliate") of Company. Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall deliver or cause to be delivered to Parent at Closing an affiliate's agreement in the form attached hereto as Exhibit D ("Affiliate's Agreement"), executed by each Pooling Affiliate of Company identified in the foregoing list.

    6.12  ACCESS TO INFORMATION; CONFIDENTIALITY.

        (a) Each party will afford the other party and its officers, employees, agents, accountants, counsel, financial advisors, lenders, and underwriters ("Representatives") reasonable access during normal business hours to the properties, books, records and personnel of the other party during the period prior to the Effective Time to obtain all information concerning the business, including the status of merchandising efforts, leasing activities, distribution center relocation efforts, properties, results of operations and personnel of such party, as the other party may reasonably request . No information or knowledge obtained in any investigation will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the other party.

        (b) The Confidentiality Agreement dated May 12, 1998 between Parent and the Company ("Confidentiality Agreement") shall, upon execution of this Agreement, be deemed terminated. All information furnished to the parties hereto or to their respective Representatives pursuant to Section 6.12, the Confidentiality Agreement or the August 7, 1997 agreement between Parent and Company and all analyses, compilations, studies or other documents prepared by either party hereto or by their respective Representatives containing, or based in whole or part on, any such information, are herein collectively referred to as the "Confidential Information." In the event this Agreement is terminated, each party agrees that after the date of termination neither it nor its Representatives shall use the Confidential Information of any other party for any purpose and all copies of the Confidential Information will be returned or destroyed upon written request of the furnishing party, provided however that any Confidential Information consisting of documents prepared by a party or its Representatives based on data contained in the Confidential Information need only be destroyed and not returned, and such party shall certify to the other party that it has done so. The term Confidential Information shall not include such portions of the Confidential Information which (i) are or become generally available to the public other than as a result of a disclosure by a party hereto or its Representatives in breach of its obligations hereunder or under the Confidentiality Agreement before the date hereof, (ii) are or become available to a party or its Representatives on a nonconfidential basis from a source other than the other party or its Representatives, or (iii) were known to a party or its Representatives prior to disclosure by the other party or its Representatives.

    6.13 LEGAL REQUIREMENTS. Each of Parent, Sub and Company will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any governmental entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them in connection with the consummation of the transactions contemplated by this Agreement.

    6.14 THIRD PARTY CONSENTS. As soon as practicable following the date hereof, each of Parent and Company will use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby. On or before Closing, Company will provide Parent with consents to the Merger and waivers of any default that may occur, or any penalty that may be due, as described in
Section 4.2 of the Disclosure Statement.

    6.15  [Not Used].

    6.16 INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY. Parent shall, and agrees to cause Sub to indemnify and hold harmless from liabilities for acts or omissions occurring at or prior to the Effective Time the Company's directors and officers to the same extent provided in the indemnification provisions contained in the Sub's Articles of Incorporation or By-laws. In addition, from and after the Effective Time, any directors and officers of Company will be entitled to indemnification under Sub's Articles of Incorporation and By-laws, and to all other indemnity rights and protections as are afforded to other directors and officers of Sub, and Sub shall not amend, repeal or modify any such provision to reduce or adversely affect the rights of such persons thereunder in respect of actions or omissions by them occurring at or prior to the Effective Time. In the event that Sub or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Sub assume the obligations set forth in this
Section 6.16. The provisions of this Section 6.16 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives.

    6.17 NOTIFICATION OF CERTAIN MATTERS. Parent will give prompt notice to Company, and Company will give prompt notice to Parent, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of Parent and Sub or Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided that the failure to give such notice on a timely basis shall not be treated as a breach of covenant for purpose of Section 9.1(a) or 10.1(a) unless such failure prejudices the other party in any material manner.

    6.18 LETTERS OF COMPANY'S ACCOUNTANTS. Company shall cause to be delivered to Parent two letters from Price as the Company's independent accountant, one dated as of the date on which the Registration Statement shall become effective and one dated as of the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. Company shall cause to be delivered to Parent and KPMG two letters from Price addressed to Parent and Company, one dated as of the date the Registration Statement is effective and one dated as of the Closing Date, stating that the accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations is appropriate if the Merger is closed and consummated in accordance with the terms of this Agreement.

    6.19 BEST EFFORTS AND FURTHER ASSURANCES. Subject to the respective rights and obligations of Parent and Company under this Agreement, each of the parties to this Agreement will use its best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

    6.20 TAX TREATMENT. Company shall use its best efforts to obtain an opinion of Latham & Watkins, counsel to Company, dated as of the Closing Date, substantially to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In connection therewith, each of Company and Parent shall deliver to Latham & Watkins customary representation letters in form and substance reasonably satisfactory to such counsel and Company shall obtain any representation letters from appropriate Shareholders and shall deliver any such letters obtained to Latham & Watkins (the representation letters referred to in this sentence are collectively referred to as the "Tax Certificates"). Each of Company and Parent shall use best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and to obtain the opinion of counsel referred to in Section 9.1, including, without limitation, forebearing from taking any action that would cause the Merger not to qualify as a reorganization under the provisions of Section 368(a) of the Code.

    6.21 CURRENT REPORT. Company shall assist Parent in the preparation and filing, on the earliest practicable date after the date of this Agreement, of a Current Report on Form 8-K for Company containing the historical financial statements of Company required by Rule 3-05 of Regulation S-X of the SEC and the pro forma financial information with respect to the business combination contemplated by this Agreement required by Article 11 of Regulation S-X of the SEC.

                                   ARTICLE 7
                             POST-CLOSING COVENANTS

    7.1  POST-CLOSING AUDIT.

        (a) Parent shall cause Company to prepare a balance sheet of the Company ("Closing Balance Sheet") as of the end of the accounting period (as described in the last sentence to Section 2.4) immediately preceding the Effective Time, or as of the date of the Effective Time if such date is as of the end of the accounting period ("Determination Date"). Such Closing Balance Sheet shall be derived from and in accordance with the books and records of the Company and determined in accordance with GAAP applied on a basis consistent with the principles used in the preparation of the 1997 Financial Statements (as defined in Section 4.7(b)). Such Closing Balance Sheet shall be audited by KPMG and accompanied by KPMG's opinion that such Closing Balance Sheet presents fairly in all material respects the financial position of the Company, except that it will substantially omit financial statement disclosures required under GAAP.

        (b) Parent shall also cause Company to prepare a statement of closing equity ("Statement of Closing Equity") which shall calculate Closing Equity, and KPMG will opine that the Statement of Closing Equity was prepared in accordance with the requirements of this Section 7.1. For purposes of this Agreement, "Closing Equity" shall be defined as the assets of the Company reduced by its liabilities as shown in the Closing Balance Sheet with the following clarifications, adjustments, and exceptions (regardless of whether such clarifications, adjustments, and exceptions are in accordance with GAAP, generally accepted auditing standards ("GAAS"), or the Company's past practices):

           (i) Closing Equity shall not exclude or be decreased by (A) any reserves for accounts or notes receivable recorded since June 28, 1998, including any retroactive adjustments proposed by KPMG during their review of the Company's financial statements; (B) any expenses recorded as a result of, or in connection with, this Merger Agreement, the Exhibits hereto, or the Merger or the transactions contemplated hereby;
       (C) any expenses recorded as a result of a change in accounting policies (choice of GAAP) made by KPMG to conform the Company's financial statements with those of Parent; or (D) any retroactive adjustments for any period prior to June 28, 1998 proposed by KPMG for any reserves for inventory; and

           (ii) Closing Equity shall not include or be increased by any payments to the Company for options exercised between the date hereof and the Determination Date.

        (c) Company shall have the right to observe all steps (including any physical inventory) taken by Parent in connection with the preparation of the Closing Balance Sheet and to review all work papers and procedures relating thereto.

                                   ARTICLE 8
                          SURVIVAL AND INDEMNIFICATION

    8.1 INDEMNIFICATION OBLIGATIONS OF THE SHAREHOLDERS. From and after the Closing Date, and to the extent provided in this Article 8, all Shareholders (other than holders of Dissenting Shares) hereby jointly and severally indemnify, defend and hold harmless Parent and its subsidiaries and Affiliates (including Sub, the Company and the Surviving Corporation), each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the "Parent Indemnified Parties") from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys' fees and expenses) arising out of or relating to:

        (a) any breach or inaccuracy of any representation or warranty made by the Company in this Agreement, the Escrow Agreement, the Disclosure Schedule or certificate delivered pursuant to Section 9.1(d)(i) contemplated hereby;

        (b) any breach by Company of any covenant, agreement or undertaking made in this Agreement, the Escrow Agreement, or the Disclosure Schedule contemplated hereby or any failure by the Shareholders of Company to pay all Deal Expenses in excess of $1,300,000.00.

    The claims, liabilities, obligations, losses, costs, expenses, penalties, fines, judgments and damages of the Parent Indemnified Parties arising under this Section 8.1 as to which the Parent Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as "Parent Losses." As a condition of the Merger and upon the Closing Date, this Article 8 shall be binding on, and enforceable against, each Shareholder, even though such Shareholder has not executed this Agreement and may not vote in favor of this Agreement or the Merger, solely by virtue of the approval of this Agreement and the transactions contemplated hereby by the requisite holders of Company Shares. The indemnification obligations of the Shareholders pursuant to Section 8.1 shall be satisfied through a reduction of the Merger Consideration effected by cancellation or other disposition of Escrow Shares pursuant to the terms of the Escrow Agreement.

    8.2 INDEMNIFICATION OBLIGATIONS OF PARENT. From and after the Closing Date, Parent and Sub shall jointly and severally indemnify and hold harmless the Shareholders and each of the affiliates, heirs, executors, successors and assigns of such Shareholders (collectively, the "Shareholder Indemnification Parties") from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys' fees and expenses) arising out of or relating to:

        (a) any breach or inaccuracy of any representation or warranty made by Parent or Sub in this Agreement or any certificate, exhibit, or schedule contemplated hereby; or

        (b) any breach of any covenant, agreement or undertaking made by Parent or Sub in this Agreement or any certificate, exhibit, or schedule contemplated hereby.

    The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and damages of the Shareholder Indemnification Parties arising under this
Section 8.2 as to which the Shareholder Indemnification Parties are entitled to indemnification are hereinafter collectively referred to as "Shareholder Losses."

    8.3  LIMITATIONS ON INDEMNIFICATION.

        (a) Except for the specific exceptions contained in this Section 8.3(a), the Parent Indemnified Parties will not be entitled to seek indemnification under Section 8.1 unless and until the aggregate of all Parent Losses incurred by the Parent Indemnified Parties exceeds $600,000 (the "Shareholder Basket Amount"). In the event that the aggregate of all Parent Losses exceeds the Shareholder Basket Amount, the Parent Indemnified Parties will only be entitled to seek indemnification in respect of Parent Losses in excess of the Shareholder Basket Amount, but in no event will the Shareholder's obligations for Parent Losses pursuant to Section 8.1 be greater than the Escrow Shares and Dividend Account (as defined in the Escrow Agreement) held pursuant to the Escrow (the "Shareholder Maximum Indemnity"); provided, however, that the Shareholder Basket Amount shall not apply with respect to Parent Losses arising under: (i) Section 8.1(a) with respect to any breach or inaccuracy of any representation or warranty made by the Company in Sections 4.1(a), 4.2, 4.3, 4.4, 4.15, fines and penalties under Section 4.17, 4.19 or 4.20; or (ii) Section 8.1(b), with respect to a willful breach by the Company of the covenants contained in Article 6.

        (b) The Shareholder Indemnification Parties will not be entitled to seek indemnification under Section 8.2 for Shareholder Losses unless and until the aggregate amount of all Shareholder Losses incurred by the Shareholder Indemnification Parties exceeds $600,000 (the "Parent Basket Amount"). In the event that the aggregate of all Shareholder Losses exceeds the Parent Basket Amount, the Shareholder Indemnification Parties will only be entitled to seek indemnification in respect of Shareholder Losses in excess of the Parent Basket Amount, but in no event will Parent's obligation for Shareholder Losses be greater than the product of the number of Escrow Shares transferred to the Escrow multiplied by the Average Closing Price (the "Parent Maximum Indemnity"); provided, however, that the Parent Basket Amount shall not apply with respect to Shareholder Losses arising under (i)
    Section 8.2(a) with respect to any breach or inaccuracy or any representation or warranty made by Parent in Sections 5.1, 5.2, 5.3 or 5.7 or (ii) Section 8.2(b), with respect to willful breach by the Parent of the covenants contained in Article 6.

    8.4  INDEMNIFICATION PROCEDURE.

        (a) [Not Used].

        (b) Claims Against Indemnifying Party by Indemnified Party. In the event a Parent Indemnified Party or a Shareholder Indemnified Party (hereinafter collectively referred to as an "Indemnified Party") shall claim a right to payment (or, a credit towards the Shareholders Basket Amount or Parent Basket Amount) pursuant to this Article 8, the Shareholder Representative on behalf of the Shareholder Indemnified Parties shall send written notice of such claim to Escrow Agent and Parent, or Parent on behalf of Parent Indemnified Parties shall send notice to the Shareholder Representative and Escrow Agent, as the case may be. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and Parent or Shareholder Representative, as the case may be, shall establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) in accordance with the provisions of the Escrow Agreement.

    8.5 SURVIVAL; CLAIMS PERIOD. All representations and warranties contained in this Agreement shall survive the Effective Time for the applicable Claims Period specified in this Section 8.5, and shall not be deemed waived or otherwise affected by any investigation made or any knowledge acquired with respect thereto. For purposes of this Agreement, a "Claims Period" shall be the only period during which a claim for indemnification may be asserted under this Agreement by a Parent or Shareholder Indemnified Party.

The Claims Periods under this Agreement shall commence on the date of this Agreement and shall terminate one (1) year following the Effective Time; provided, however, no claim may be brought after the date of issuance of the first independent audit report with respect to the financial statements of Parent after the Effective Time if such claim is of a type expected to be encountered in the course of such audit performed in accordance with generally accepted auditing standards. Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified as provided hereunder of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

    8.6 RECOVERY. Parent may recover Parent Losses pursuant to Section 8.1 only in accordance with the provisions of the Escrow Agreement (as defined in Section 9.1(i)).

    8.7 EXCLUSIVE REMEDY. The indemnity of this Article 8 shall be the exclusive remedy of the Shareholder Indemnified Parties against Parent or Sub for a breach, misrepresentation, nonfulfillment, or default by Parent or Sub in the performance of the representations, warranties, covenants, or agreements of this Agreement or any certificate, exhibit, or schedule contemplated hereby, except in the event of actual fraud or fraud in the inducement. The indemnity of this Article 8 shall be the exclusive remedy of Parent and Sub against the Shareholders for a breach, misrepresentation, nonfulfillment, or default by Company in the performance of the representations, warranties, covenants, or agreements of this Agreement or any certificate, exhibit, or schedule contemplated hereby, except in the event of actual fraud or fraud in the inducement; provided, however, nothing in this Agreement shall limit the remedies of Parent Indemnified Parties against a Shareholder for a breach by such Shareholder of any document (e.g., the Letter of Transmittal, Voting Agreement, Affiliate Agreement, or Non-Competition Agreement) signed by such Shareholder in a capacity other than as a director or officer of the Company.

                                   ARTICLE 9
             CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND SUB

    9.1 CONDITIONS PRECEDENT. Parent's and Sub's obligation to consummate the Merger and the transactions contemplated by this Agreement is subject to the fulfillment or waiver, on or before the Closing Date, of each of the following conditions:

        (a) Representations, Warranties and Covenants. The representations and warranties of the Company set forth herein shall be accurate in all material respects on and as of the Closing Date as if made on and as of such date; provided, however, that any representation or warranty that by its terms is qualified by materiality shall be true and correct in all respects as of the Closing Date as though made on that date. The Company shall have complied in all material respects with or performed in all material respects all agreements, covenants and conditions on their part to be performed or complied with on or prior to the Closing Date.

        (b) Legal Actions. No suit, action or other proceeding by any third party shall be pending before any court or governmental agency seeking to restrain or prohibit, or to obtain damages or other relief in connection with, this Agreement or the consummation of the transactions contemplated hereby.

        (c) Consents. All consents and waivers to be obtained by Company that are referred to in Section 6.14, all consents and waivers from Parent's Lenders, and all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement by the Company shall have been obtained or made, except for filing of the Agreement of Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order approval, filing or registration would not have a material adverse effect on Parent or the Company following the Effective Time.

        (d) Deliveries. The Company shall have delivered to Parent:

           (i) a certificate executed by the President or any Vice President of the Company certifying to the fulfillment on the Closing Date of the conditions set forth in Sections 9.1(a), (b), and (c).

           (ii) a certificate by the Secretary of the Company as to the Board of Directors and Shareholders of the Company having taken all actions necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated thereby;

           (iii) the minute books, stock transfer books (containing canceled stock certificates representing all transfers of its capital stock prior to the Closing Date) and corporate seal of the Company which are in the Company's possession;

           (iv) the opinion of Latham & Watkins, counsel for the Company and the Shareholders and the local counsel to Company, dated as of the Closing Date, opining as to the matters described on Exhibit E hereto;

           (v) an Affiliate Agreement in the form of Exhibit D hereto executed by each Pooling Affiliate; and

           (vi) such other documents and items as are contemplated by this Agreement or as Parent may reasonably request, including a good standing certificate from the State of California and a certificate of qualification to do business for each other state in which one is required.

        (e) ANTITRUST FILING. The waiting period required in connection with the Antitrust Filing, if any, shall have expired or been terminated.

        (f) POOLING LETTERS. KPMG shall have delivered to Parent two letters, one dated as of the date on which the Registration Statement shall become effective and one dated as of the Closing Date to the effect that, based upon discussions with officials responsible for financial and accounting matters, and information to be furnished to KPMG through each such date, KPMG concurs with management's conclusion that, as of each such date, no conditions exist which would preclude Parent from accounting for the merger with the Company as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. In addition, Company shall have caused to be delivered to KPMG the two letters of Price referred to in the second sentence of Section 6.18.

        (g) COMFORT LETTERS. Company shall have caused to be delivered to Parent and KPMG the two letters referred to in the first sentence of Section 6.18.

        (h) LISTING OF PARENT COMMON STOCK. The Parent Common Stock to be issued pursuant to the Merger and to be issued pursuant to the Assumed Options shall have been approved for listing on the Nasdaq, subject only to official notice of issuance by Parent.

        (i) ESCROW AGREEMENT. The Shareholder Representative shall have executed and delivered the Escrow Agreement, substantially in the form attached hereto as Exhibit F (the "Escrow Agreement") with such changes as may be required by the escrow agent thereunder, pursuant to which there shall be deposited with the escrow agent named therein on the Closing Date (the "Escrow Agent") the Escrow Shares to secure their obligations under this Agreement.

        (j) NON-COMPETITION AGREEMENTS. Eric Stauss, Anthony Leon, Eric Leon, and William Coyle shall have executed and delivered to Parent the Non-Competition Agreements, and Gary Cino shall have executed and delivered to Parent the Non-Competition and Consulting Agreement, substantially in the forms attached hereto as Exhibit G (collectively these five agreements are referred to as the "Non-Competition Agreements"); which is a material inducement of the Parent entering into this Agreement. Company agrees to use its best efforts to have the signatories execute the Non-Competition Agreements at Closing.

        (k) COMPARABLE STORE SALES. The comparable store sales results of Company, as determined on a rolling two-month period ending on the day before the Company Shareholders Meeting, shall be at least five percent.

        (l) RELATED PARTY DEBT. Each Shareholder or its Affiliate shall have paid in full all amounts of any kind owed by such Shareholder or its Affiliate to the Company, or such amount shall have been offset on a dollar-for-dollar basis against any indebtedness for borrowed money owed by the Company to such Shareholder or its Affiliate.

        (m) DISSENTING SHARES. Holders of not more than 9-98/100% of the Company Shares shall have the right to elect to exercise dissenters' rights pursuant to the California Code; PROVIDED, HOWEVER, THAT SUCH PERCENTAGE SHALL BE REDUCED TO THE EXTENT REQUIRED BY PRICE AND KPMG TO DELIVER THE POOLING LETTERS REFERRED TO IN SECTION 6.18.

        (n) SHAREHOLDER APPROVAL. This Agreement, the Agreement of Merger, and the Merger shall have been duly approved by the shareholders of the Company in accordance with all applicable laws, the Articles of Incorporation and By-laws of the Company and otherwise.

        (o) CORPORATE DOCUMENTS. The Agreement of Merger relating to the Merger and the related officers' certificates required by the California Code shall have been executed by the Company and delivered to Parent for filing.

        (p) REGISTRATION STATEMENT. The Registration Statement shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose, or under the proxy rules of the SEC pursuant to the Exchange Act and with respect to the transactions contemplated by this Agreement, shall be pending before or threatened by the SEC. All applicable state securities laws shall have been complied with in connection with the issuance of Parent Common Stock to be issued pursuant to the Merger, and no stop order suspending the effectiveness of any qualification or registration of such Parent Common Stock under such state securities laws shall have been issued and pending or threatened by the authorities of any such state.

    9.2 WAIVER. The Parent and the Sub shall have the right to waive the foregoing conditions, or any of them, wholly or in part; provided, however, that no such waiver shall be deemed to have occurred unless the same is set out in writing and executed by the Parent and the Sub.

                                   ARTICLE 10
               CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

    10.1 CONDITIONS PRECEDENT. The obligation of the Company to consummate the Merger and the transactions contemplated by this Agreement is subject to the fulfillment or waiver, on or before the Closing Date, of each of the following conditions:

        (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties made by Parent and Sub herein shall be accurate in all material respects on and as of the Closing Date to the same extent as if made on and as of such date; provided, however, that any representation or warranty that by its terms is qualified by materiality shall be true and correct in all respects as of the Closing Date as though made on that date. Parent and Sub shall have complied in all material respects with or performed in all material respects all agreements, covenants and conditions on their part to be performed or complied with on or prior to the Closing Date.

        (b) LEGAL ACTIONS. No suit, action or other proceeding by any third party shall be pending before any court or governmental agency seeking to restrain or prohibit, or to obtain damages or other relief in connection with, this Agreement or the consummation of the transactions contemplated hereby.

        (c) DELIVERIES. Parent shall have delivered to the Company:

           (i) a certificate executed by the President or any Vice-President of Parent and Sub certifying to the fulfillment on the Closing Date of the conditions set forth in Sections 10.1(a), (b), and (c).

           (ii) a certificate by the Secretary or any Assistant Secretary of Parent and Sub as to the due adoption by the Board of Directors of Parent and the Board of Directors and shareholders of Sub of the required corporate resolutions authorizing the execution, delivery and performance of this Agreement by Parent and Sub and the consummation of the transactions contemplated thereby;

           (iii) the opinion of Hofheimer Nusbaum, P.C., as counsel for Parent and Sub, opining as to the matters described on Exhibit H hereto; and

           (iv) such other documents and items as are contemplated by this Agreement or as the Company may reasonably request.

        (d) ANTITRUST FILING. The waiting period required in connection with the Antitrust Filing, if any, shall have expired or been terminated.

        (e) LISTING OF PARENT COMMON STOCK. The Parent Common Stock to be issued pursuant to the Merger and pursuant to the Assumed Options shall have been approved for listing on the Nasdaq, subject only to official notice of issuance by Parent.

        (f) REGISTRATION STATEMENT. The Registration Statement shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC. All applicable state securities laws shall have been complied with in connection with the issuance of Parent Common Stock to be issued pursuant to the Merger, and no stop order suspending the effectiveness of any qualification or registration of such Parent Common Stock under such state securities laws shall have been issued and pending or threatened by the authorities of any such state.

        (g) SHAREHOLDER APPROVAL. The Merger, this Agreement and the transactions contemplated hereby shall have been approved at the Shareholders meeting in accordance with all applicable laws and the Articles of Incorporation and By-laws of the Company.

        (h) CORPORATE DOCUMENTS. The Agreement of Merger relating to the Merger and the related officers' certificates required by the California Code shall have been executed by the Company and delivered to Parent for filing.

        (i) TAX OPINION. The Company shall have received the opinion of Latham & Watkins described in Section 6.20.

    10.2 WAIVER. The Company shall have the right to waive the foregoing conditions, or any of them, wholly or in part; provided, however, that no such waiver shall be deemed to have occurred unless the same is set out in writing and executed by the Company. Any waiver made by the Company hereunder shall also constitute a waiver with respect to any rights or remedies that the Company may otherwise have against Parent in respect of or relating to the specific conditions waived.

                                   ARTICLE 11
                                  TERMINATION

    11.1 TERMINATION. This Agreement may be terminated at any time at or prior to the Closing (the "Termination Date"), whether before or after approval of this Agreement and the Merger by the Shareholders of Company:

        (a) in writing by mutual consent of Parent and Company;

        (b) by written notice from the Company to Parent if Parent or Sub shall breach or fail to perform any of its agreements or covenants contained herein required to be performed by it on or prior to the Closing Date, or any of the representations and warranties of Parent and Sub contained herein shall be or become inaccurate or untrue in either case such that the condition set forth in Section 10.1(a) would not be satisfied; provided that if any such breach, failure, inaccuracy, or untruth is reasonably capable of cure by January 1, 1999 and Parent is using its good faith efforts to effect such cure at the earliest practicable time, the Company shall not be permitted to terminate this Agreement pursuant to this subparagraph (b);

        (c) by written notice from Parent to the Company, if the Company shall breach or fail to perform any of its agreements or covenants contained herein or any of its representations and warranties contained herein shall be or become inaccurate or untrue in either case such that the conditions set forth in Section 9.1(a) would not be satisfied; provided that if any such breach, failure, inaccuracy, or untruth is reasonably capable of cure by January 1, 1999 and Company is using its good faith efforts to effect such cure at the earliest practicable time, Parent shall not be permitted to terminate this Agreement pursuant to this subparagraph (c);

        (d) by written notice by either Parent or Company, if the Closing has not occurred by January 1, 1999; provided, however, that the right to terminate this Agreement under this subsection 11.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of the failure of the Merger to occur on or before such date;

        (e) by either Company or the Parent, if there shall be any order which is final and nonappealable preventing the consummation of the Merger, unless the party relying on such order has not complied with its material obligations under this Agreement;

        (f) by Parent or, upon payment of the fee required pursuant to Section 11.4(a) of this Agreement, Company, if the requisite vote of the stockholders of Company in favor of this Agreement shall not have been obtained at the Company Shareholders Meeting (including any adjournment or postponement thereof);

        (g) by Parent if (i) the Board of Directors of the Company withdraws or modifies its recommendation of the Merger or shall have resolved or publicly announced or disclosed to any third party its intention to do any of the foregoing or the Board of Directors of the Company shall have recommended to the Shareholders of the Company any Alternative Transaction or resolved to do so; or (ii) the Company shall not convene a meeting of its Company Shareholders Meeting to approve the Merger within a reasonable time;

        (h) by the Company, if all of the following conditions are satisfied:
    (i) the Board of Directors of Company withdraws or modifies its recommendation of the Merger or has resolved or publicly announced or disclosed to any third party its intention to do any of the foregoing or has determined to recommend an Alternative Transaction to its Shareholders or a tender offer or exchange offer for Company Shares is commenced or a registration statement with respect thereto shall have been filed and the Board of Directors of the Company, within ten (10) Business Days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender or exchange offer by its Shareholders or takes no position with respect to the acceptance of such tender or exchange offer by its Shareholders; (ii) except where a tender or exchange offer is commenced, all of the provisions set forth in Section 6.7(d) are satisfied; and (iii) Company makes the payment required pursuant to Section 11.4(a) of this Agreement. The Company shall use its best efforts to give Parent at least two Business Days prior notice of its intention to effect such termination pursuant to this Section 11.1(h);

        (i) [Not Used].

        (j) by the Parent, if there shall have occurred one or more events which shall have caused or are reasonably likely to have a material adverse effect on the Company; or

        (k) by written notice by Parent to the Company, if the Average Closing Price is less than $34 11/32 unless the Company agrees in writing to treat the Average Closing Price as $34 11/32 within forty-eight hours of Company's receipt of Parent's election to terminate, pursuant to this Section 11.1(k).

    The right of any party hereto to terminate this Agreement pursuant to this
Section 11.1 shall remain operative and in full force and effect regardless of nay investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors, representatives, or agents, whether prior to or after the execution of this Agreement.

    11.2 SPECIFIC PERFORMANCE AND OTHER REMEDIES. The parties hereto each acknowledge that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character, and that, in the event that any party violates or fails or refuses to perform any covenant or agreement prior to the Closing Date made by it herein, the non-breaching party may be without an adequate remedy at law. The parties each agree, therefore, that in the event that either party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party or parties may, subject to the terms of this Agreement and in addition to any remedies at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief. Subject to Section 8.7, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

    11.3 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to this Article 11, this Agreement shall thereafter become void and there shall be no liability on the part of any party or its respective officers, directors or stockholders for acts or omissions occurring after the Termination Date, except for obligations under Section 6.2, Section 11.4, Article 12 and this Section 11.3, all of which shall survive the Termination Date. Notwithstanding the foregoing, nothing contained herein shall relieve any party from liability for any willful breach of its representations, warranties, covenants, or agreements contained in this Agreement occurring on or before the Termination Date.

    11.4 TERMINATION FEE; LOCK-UP OPTION. As a condition and inducement to Parent's willingness to enter into this Agreement, Company agrees as follows:

        (a) If this Agreement is terminated consistent with the provisions of 11.1(c), (f), (g) or (h), the Company shall pay to Parent within two (2) business days following such termination (by wire transfer of immediately available funds to an account designated by Parent) the amount of THREE MILLION DOLLARS ($3,000,000.00) (the "Termination Fee"). If such Termination Fee is not paid when due, the Termination Fee shall accrue simple interest on a daily basis at a rate equal to the lesser of (i) 8% per annum or (ii) the greatest rate permitted by California law from the due date until paid in full.

        (b) Without the necessity of further action by either party, the Company hereby irrevocably grants to Parent an option to purchase from the Company for cash a number of shares of Company Common Stock equal to 19.9% of the total number of Company Common and Preferred Stock issued and outstanding as of the date of this Agreement (the "Lock-Up Option") at a price per share (the "Exercise Price") equal to $45.97. The Lock-Up Option shall be vested immediately and unless this Agreement is terminated by Company pursuant to
    Section 11.1(b) or 11.1(k), may be exercised by Parent in whole or in part, in one or more exercise, at any time prior to:

           (i) the second anniversary of the termination of this Agreement if the Agreement is terminated consistent with the provisions of Section 11.1(c), (f), (g) or (h); and

           (ii) the first anniversary of the termination of this Agreement in all other events.

    In the event of any merger, consolidation, recapitalization, combination, stock split, stock dividend, or other change involving the Company's Common or Preferred Stock, this Lock-Up Option shall survive and the number of shares subject to the Lock-Up Option and Exercise Price shall be appropriately adjusted to reflect such change.

                                   ARTICLE 12
                                    EXPENSES

    Except as set forth in this Article 12 or as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

    12.1 DEAL EXPENSES. "Deal Expenses" shall mean all out-of-pocket expenses of the Company payable to Piper Jaffray Inc., accountants, lawyers, and consultants relating to the negotiation and execution of this Agreement and the performance of the obligations and the carrying out of the Merger and the other transactions contemplated hereby.

    12.2 PAYMENT ON CLOSING. In the event of Closing, Company shall pay all Deal Expenses up to a maximum of $1,300,000.00. The parties hereto contemplate that the failure of the Shareholders of Company to pay all Deal Expenses in excess of $1,300,000.00 shall give rise to a claim by Parent for indemnification in accordance with the provisions of Article 8.

                                   ARTICLE 13
                                 MISCELLANEOUS

    13.1 COOPERATION FOLLOWING THE CLOSING. Following the Closing, Parent and the Shareholders each shall deliver to the other such further information and documents and shall execute and deliver to the other such further information and documents and shall execute and deliver such further instruments and agreements as the other shall reasonably request in order to consummate or confirm the transactions provided for herein, to accomplish the purpose of this Agreement or to assure to the other the benefits of this Agreement.

    13.2  BENEFITS AND BURDENS: ASSIGNMENT.

    (a) Upon the execution of this Agreement by Parent, Sub, and the Company, this Agreement shall become a binding and enforceable agreement with respect to Parent, Sub and the Company.

    (b) This Agreement shall inure to the benefit of and shall be binding upon the Company, Sub and Parent, and each of their respective successors and permitted assigns. No party to this Agreement may assign its rights or obligations hereunder without the prior written consent of each of the other parties hereto; provided, however, that this Agreement may be assigned by Parent to a corporation, all of whose issued and outstanding capital stock is owned directly or indirectly by Parent, but in such event Parent shall not be released from its obligations hereunder.

    (c) Except for Section 6.16, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto, a successor or permitted assign of such a party or a person or entity expressly entitled to indemnification hereunder.

    13.3 AMENDMENT. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the Shareholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such Shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    13.4 NOTICES. All notices, communications and deliveries hereunder shall be made in writing signed by or on behalf of the party making the same, shall specify the Section hereunder pursuant to which it is given or being made, and shall be delivered personally or by telecopy transmission or sent by registered or certified mail (return receipt requested) or by any national overnight courier service (with postage and other fees prepaid) as follows:

    If to Parent or, after the Closing, the Company:

           Dollar Tree Stores, Inc.
           500 Volvo Parkway
           Chesapeake, Virginia 23320
           Attention: Mr. H. Ray Compton

    With a required copy to:

           Hofheimer Nusbaum, P.C.
           999 Waterside Drive, Suite 1700
           P. O. Box 3460
           Norfolk, Virginia 23514
           Attention: William A. Old, Jr., Esquire
           Telecopier: (757) 629-0660

    If, prior to Closing, to the Company:

           Step Ahead Investments, Inc.
           3222 Winona Way
           North Highland, California 95660
           Attention: David Reed
           Telecopier: (916) 418-1266

    With a required copy to:

           Latham & Watkins
           505 Montgomery Street, Suite 1900
           San Francisco, California 94111
           Attention: Tracy Edmonson, Esquire
           Telecopier: (415) 395-8095

    or to such other address or to such other person or persons designated in writing by such party or counsel, as the case may be. Any such notice, communication or delivery shall be deemed given or made (a) on the date of delivery if delivered in person, (b) on the date after delivery to a national overnight courier service, (c) upon transmission by facsimile if receipt is confirmed by telephone or (d) on the fifth (5th) business day after it is mailed by registered or certified mail.

    13.5 ENTIRE AGREEMENT. The letter dated July 8, 1998 from Parent and agreed to by Company is hereby terminated and rendered null and void AB INITIO. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties. The parties make no representations or warranties to each other, except as contained in this Agreement, and any and all prior representations, warranties, assurances and promises made by any party or its representatives, whether verbally or in writing, are deemed to have been merged into this Agreement, it being intended that no such prior representations, warranties, assurances and promises shall survive the execution and delivery of this Agreement.

    13.6 HEADINGS. The section headings in this Agreement are intended solely for convenience and shall be given no effect in the construction and interpretation hereof.

    13.7 CONSTRUCTION. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Where the context requires, any reference to Parent may be deemed to include a reference to Parent, Dollar Tree Management, Inc. and/or Dollar Tree Distribution, Inc., which are wholly owned subsidiaries of Parent, as the case may be. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. The table of contents, headings and definitional cross-reference contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

    13.8 INCORPORATION OF EXHIBITS AND SCHEDULES. The exhibits and schedules identified in this Agreement, including the Disclosure Schedule are incorporated herein by reference and made a part hereof. The term "Agreement" shall include all such exhibits and schedules. The inclusion of any item in the Disclosure
Schedule is not evidence of the materiality or immateriality of such item for the purposes of this Agreement.

    13.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, and, when signed by all of the parties hereto, shall become legally binding on such parties effective as of the date set forth at the beginning of this Agreement.

    13.10 GOVERNING LAW. This Agreement shall be governed by and interpreted under the laws of the Commonwealth of Virginia applicable to contracts made and to be performed entirely within such Commonwealth and without giving effect to the choice of law principles of such Commonwealth; provided, however, that the Agreement of Merger and the provisions of this Agreement relating solely to the operation of the Merger for purposes of corporate law shall be governed by the applicable provisions of the California Code.

    13.11 ENFORCEMENT; WAIVER OF JURY TRIAL. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity. Parent and the Company hereby waive any right to a trial by jury in connection with any such action, suit or proceeding.

    13.12 SEVERABILITY. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

    13.13  TIME.  Time is of the essence under this Agreement.

    13.14 KNOWLEDGE. The phrase "to the knowledge of the Company" or its equivalent as used herein shall mean to the knowledge of the Company and its directors and officers after appropriate inquiry.

    13.15 STATUTES. Any reference herein to any federal, state or local statute shall include all amendments to such statute through the date of this Agreement or the Effective Time, as applicable.

    IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement effective as of the day and year first above written.

                                STEP AHEAD INVESTMENTS, INC.

                                By:  /s/ GARY CINO
                                     -----------------------------------------
                                     Gary Cino
                                     Chief Executive Officer

                                DOLLAR TREE STORES, INC.

                                By:  /s/ H. RAY COMPTON
                                     -----------------------------------------
                                     H. Ray Compton
                                     Executive Vice President

                                DOLLAR TREE WEST, INC.

                                By:  /s/ H. RAY COMPTON
                                     -----------------------------------------
                                     H. Ray Compton
                                     Executive Vice President

                                   APPENDIX C

                                ESCROW AGREEMENT

                            FORM OF ESCROW AGREEMENT

    THIS ESCROW AGREEMENT, dated as of             , 1998 (the "Escrow
Agreement"), by and among DOLLAR TREE STORES, INC., a Virginia corporation
("Parent"), [            ] (the "Shareholder Representative"), in his/her
individual capacity and as representative of all the Shareholders (the "Shareholders") of STEP AHEAD INVESTMENTS, INC., a California corporation (the "Company"), and State Street Bank and Trust ("Escrow Agent"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as hereinafter defined).

                              W I T N E S S E T H:

    WHEREAS, pursuant to a certain Merger Agreement (the "Merger Agreement"),
dated as of July       , 1998, by and among Parent, Dollar Tree West, Inc., a
California corporation and wholly-owned subsidiary of Parent ("Sub") and the Company, the capital stock of the Company owned by the Shareholders has been (simultaneously with the execution hereof) converted into the right to receive shares of Parent Common Stock;

    WHEREAS, pursuant to Article 8 of the Merger Agreement, the Shareholders have agreed to indemnify Parent Indemnified Parties for Parent Losses;

    WHEREAS, the Merger Agreement also contemplates a surrender of Escrow Shares (as defined below) to the extent there may be a Deficit Amount under Section 2.4 of the Merger Agreement;

    WHEREAS, claims with respect to the Parent Losses and the Deficit Amount are to be satisfied pursuant to the Merger Agreement and this Escrow Agreement;

    WHEREAS, pursuant to Section 6.10(a) of the Merger Agreement, the Shareholders have appointed the Shareholder Representative to act on their behalf with respect to the execution and delivery of this Escrow Agreement and the performance on behalf of such Shareholder under the terms and provisions of this Escrow Agreement;

    WHEREAS, Escrow Agent is willing to act as escrow agent hereunder.

    NOW, THEREFORE, in consideration of the premises and the mutual promises, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

    1  DELIVERY OF ESCROW SHARES.

    1.1 Subject and pursuant to the Merger Agreement, Escrow Shares are hereby delivered to the Escrow Agent. The Escrow Shares shall be represented by a stock certificate in the name of State Street Bank and Trust, as Escrow Agent under
the Escrow Agreement, dated       , 1998. Notwithstanding the foregoing, during
the term of this Escrow Agreement, title to the Escrow Shares will be in the name of the Escrow Agent for record holder purposes only. The parties acknowledge that the Shareholders are the beneficial owners of the Escrow Shares, subject to the terms and conditions of the Merger Agreement and this Escrow Agreement, and each Shareholder shall retain all rights to vote the shares of Parent Common Stock delivered on behalf of such Shareholder to the Escrow Agent that are not transferred to Parent pursuant to Section 2 hereof.

    1.2 The Escrow Shares are hereby contributed into escrow hereunder on behalf of the Shareholders in the same proportion to the Parent Common Stock to be received by each Shareholder pursuant to Article 2 of the Merger Agreement.

    2 THE ESCROW FUND. All cash dividends on the Escrow Shares shall be deposited directly into an escrow account created by the Escrow Agent specifically for the purpose of holding such cash dividends (the "Dividend Account"), without any tax or other withholding or deduction. Shares resulting from stock dividends, stock splits and other shares or securities issued in respect of the Escrow Shares shall be issued in the name of the Escrow Agent, and shall be held by the Escrow Agent subject to the provisions of this Agreement, and upon issuance shall become part of the Escrow Shares.

    3 VOTING OF ESCROW SHARES. The Escrow Shares shall be voted on all matters submitted to the shareholders of Parent as each Shareholder shall direct with respect to the number of Escrow Shares allocated to such Shareholder. During the period the Escrow Shares are held hereunder, Parent shall cause all proxy solicitation materials, including forms of proxy, to be sent to the Shareholders as and when sent to the shareholders of Parent. In the absence of direction from any Shareholder, the Escrow Shares contributed into escrow by such Shareholder shall be voted as the Escrow Agent shall direct.

    4 APPLICATION OF ESCROW SHARES TO CLAIMS OF PARENT INDEMNIFIED PARTIES AND
      DEFICIT AMOUNT.

    4.1 In the event a Parent Indemnified Party claims that it is entitled to indemnification pursuant to the Merger Agreement, such Parent Indemnified Party shall give written notice of such claim to the Shareholder Representative and the Escrow Agent. Subject to compliance by such Parent Indemnified Party with the applicable indemnification provisions of the Merger Agreement, the amount of such claim shall be paid to the Parent Indemnified Party out of the Escrow Shares as provided in Section 4.3 (plus any payments due from the Dividend Account) or as otherwise provided in Section 4.3, unless the Shareholder Representative shall contest the right of such Parent Indemnified Party to such payment by delivering to such Parent Indemnified Party and the Escrow Agent notice of such contest within 15 days after such Parent Indemnified Party shall have delivered notice to the Shareholder Representative of the claim.

    4.2 If within the 15 day period specified in Section 4.1 above, the Shareholder Representative shall deliver to the Parent Indemnified Party and the Escrow Agent the notice of contest referred to in Section 4.1 above, the Parent Indemnified Party and the Shareholder Representative shall use their reasonable efforts to resolve the dispute by mutual agreement within ninety (90) days from the receipt of such notice of contest. If at the end of such ninety-day period, the Parent Indemnified Party and Shareholder Representative have not reached an agreement with respect to such dispute, then such parties shall use their good faith efforts to submit such dispute promptly to binding arbitration or, if such parties cannot agree to the terms of such arbitration, to a court of competent jurisdiction. The Escrow Agent shall make no payment hereunder with respect to a claim with respect to which a notice of contest has been duly delivered until the dispute has been finally settled by agreement of such Parent Indemnified Party and the Shareholder Representative or, in the absence of such an agreement, by a binding and final arbitration award if such Parent Indemnified Party and the Shareholder Representative have agreed to such arbitration, or otherwise by a binding and final judgment, order or decree of a court of competent jurisdiction.

    4.3 Payments to a Parent Indemnified Party shall be made by cancellation of the number of whole shares of the Escrow Shares, allocated pro rata among the Shareholders, having an aggregate value nearest to the amount payable to the Parent Indemnified Party, such value per share to be the [Average Closing Price], subject to appropriate adjustment to take into account any stock split, stock dividend or recapitalization subsequent to the Effective Time and not reflected in such [Average Closing Price] (the "Share Value"). In addition, upon the cancellation of such Escrow Shares, a proportionate distribution of any cash dividends in the Dividend Account (the "Dividend Account Amount") shall be made to such Parent Indemnified Party.

    4.4  In the event Parent has a claim for (i) a Deficit Amount under Section
2.4 of the Merger Agreement, (ii) indemnification for Shareholders' obligations under Section 8.2 hereof or (iii) fees and costs payable by Shareholders under
Section 8.5 hereof, Parent shall give written notice thereof to the Shareholder Representative and Escrow Agent and the amount of such claim shall be paid to Parent out of the Escrow Shares in the same manner as payment with respect to claims for indemnification is made to Parent Indemnified Parties under Section 4.3.

    5 FINAL DISTRIBUTION. On the first anniversary of the Effective Time (the "Anniversary"), except as otherwise provided in this Section, the Escrow Shares and cash dividends in the Dividend Account then remaining in escrow shall be distributed to the Shareholder Representative for distribution to the Shareholders. If any claim theretofore asserted by a Parent Indemnified Party shall not have been paid or finally determined to be without merit or the amount of such claim shall not have been finally determined, the number of whole shares of the Escrow Shares having an aggregate value (determined as provided in Section 4.3 above) nearest to the amount of such claim on the Anniversary (the "Retained Escrow Shares"), plus proportionate amount of any cash dividends in the Dividend Account, shall be retained in escrow until such claim(s) shall have been paid or finally determined to be without merit, whereupon such Retained Escrow Shares and cash dividends in the Dividend Account shall be distributed to the Shareholder Representative, subject to the remaining provisions of this Section. Any distribution pursuant hereto shall be net of any required tax or other withholding or deduction. The parties will make all reasonable efforts to resolve any claims hereunder as quickly as possible.

    6 FRACTIONAL SHARES; DISTRIBUTIONS. In the event any calculations required under this Escrow Agreement result in the allocation of a fractional share amount to a Shareholder, the fraction shall be rounded to the nearest whole number, and any remainder shares shall be canceled. All deliveries under this Escrow Agreement shall be made by and to the parties hereto (or their lawfully appointed attorneys-in-fact) in the United States.

    7 SHAREHOLDER REPRESENTATIVE; NOTICES AND WRITTEN DIRECTIONS. Each Shareholder has appointed the Shareholder Representative to be his, her or its true and lawful attorney for all matters in connection with this Escrow Agreement, the Escrow Shares and any cash dividends in the Dividend Account, including without limitation the acceptance of any claim by a Parent Indemnified Party, and the compromise of any disputes relating to the Escrow Shares, cash dividends or other matter under this Escrow Agreement. Notwithstanding the foregoing, the Shareholder Representative will not act on behalf of the Shareholders with respect to distributions, voting or tax withholdings. The Shareholder Representative hereby accepts such appointment.

    8  ESCROW AGENT.

    8.1 DUTIES. Escrow Agent's obligations and duties in connection herewith are confined to those specifically enumerated in this Escrow Agreement. Escrow Agent shall not be in any manner liable or responsible for the sufficiency, correctness, genuineness or validity of any instruments deposited with it or with reference to the form of execution thereof, or the identity, authority or rights of any person executing or depositing same, and Escrow Agent shall not be liable for any loss that may occur by reason of forgery, false representation or the exercise of its discretion in any particular manner or for any other reason, except for its own gross negligence or willful misconduct.

    8.2 INDEMNIFICATION. Except in instances of Escrow Agent's own gross negligence or willful misconduct, Parent and the Shareholders shall indemnify, defend, and hold harmless Escrow Agent against any and all costs, losses, claims, damages, liabilities, expenses, including reasonable costs of investigation, court costs, and attorneys' fees, and disbursements, which may be imposed upon Escrow Agent in connection with its acceptance of appointment as Escrow Agent and the exercise or failure to exercise its discretion hereunder, including any litigation arising from this Escrow Agreement involving the subject matter hereof, and all such costs, expenses and disbursement shall be for the account of and shall be borne and paid by Parent and the Shareholders as a condition to termination of this Escrow Agreement; provided however that the parties agree that the Shareholders shall not have personal liability for their indemnification obligations pursuant to this Section 8.2 but that their share of the indemnification obligations under this Section 8.2 shall be treated as a claim payable to Parent by Escrow Agent pursuant to Section 4 hereof.

    8.3 DISPUTES. In the event of a dispute between the parties, in the discretion of Escrow Agent, Escrow Agent shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in its hands under this Escrow Agreement, together with such legal pleadings as it deems appropriate, and thereupon shall be discharged from all further duties and liabilities under this Escrow Agreement. Any such legal action may be brought in such court as Escrow Agent shall determine to have jurisdiction thereof. The filing of any such legal proceedings shall not deprive Escrow Agent of its compensation earned prior to such filing.

    8.4  RECEIPT.  By its execution and delivery of this Escrow Agreement,
Escrow Agent acknowledges receipt of       shares of Parent Common Stock from
Parent on behalf of the Shareholders.

    8.5  FEES.  Escrow Agent's fees hereunder shall be $         to be paid by
Parent at Closing. The fee agreed to be paid by the Shareholders and Parent is intended as full compensation for Escrow Agent's services as contemplated by this Escrow Agreement; however, in the event that the conditions of this Escrow Agreement are not fulfilled or Escrow Agent renders any material service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or Escrow Agent is made a party to or justifiably intervenes in any litigation pertaining to this Escrow Agreement, or the subject matter hereof, Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorneys' fees, occasioned by any delay, controversy, litigation or event, fifty percent (50%) by Parent and fifty percent (50%) by the Shareholders; provided however that the parties agree that the Shareholders shall not have personal liability for their indemnification obligations pursuant to this Section 8.5 but that their share of the indemnification obligations under this Section 8.5 shall be treated as a claim payable to parent by Escrow Agent pursuant to Section 4 hereof.

    9  TRANSFER OF INTERESTS.

    The interests of the Shareholders in the Escrow Shares and the rights and obligations of the Shareholders hereunder may not be transferred except by will, the laws of descent and distribution or by other operation of law.

    10  MISCELLANEOUS.

    10.1 BENEFITS AND BURDENS; ASSIGNMENT. This Escrow Agreement shall inure to the benefit of and shall be binding upon Parent and the Shareholders and Escrow Agent and their respective heirs, representatives, successors and assigns. No party to this Escrow Agreement may assign its rights or obligations hereunder without the prior written consent of each of the other parties hereto, provided however, that this Escrow Agreement may only be assigned by Parent to a corporation, all of whose issued and outstanding capital stock is owned directly or indirectly by Parent, and in such event Parent shall not be released from its obligations hereunder.

    10.2 GOVERNING LAW. This Escrow Agreement shall be governed by the internal laws (ignoring principles of conflicts of laws) of the Commonwealth of Virginia. All deliveries under this Escrow Agreement shall be made by and to the parties hereto (or their lawfully appointed attorneys-in-fact) in the United States.

    10.3 HEADINGS. The section and paragraph headings contained in this Escrow Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Escrow Agreement.

    10.4 NOTICES. Any notice or other communications required or permitted hereunder shall be sufficiently given if sent by registered or certified mail, postage prepaid, by national overnight courier service or by telecopy, addressed as follows:

    If to Parent or, after the Closing, the Company:

                           Dollar Tree Stores, Inc.
                           500 Volvo Parkway
                           Chesapeake, Virginia 23320
                           Attention: Mr. H. Ray Compton
                           Telecopier: (757) 321-5111

    With a copy to:

                           Hofheimer Nusbaum, P.C.
                           999 Waterside Drive, Suite 1700
                           P. O. Box 3460
                           Norfolk, Virginia 23514
                           Attention: William A. Old, Jr., Esquire
                           Telecopier: (757) 629-0660

    If to the Shareholder Representative or, prior to Closing, the Company:

                           Step Ahead Investments, Inc.
                           3222 Winona Way
                           North Highland, California 95660
                           Attention: David Reed
                           Telecopier: (916) 348-0380

    With a copy to:

                           Latham & Watkins
                           505 Montgomery Street, Suite 1900
                           San Francisco, California 94111
                           Attention: Tracy Edmonson, Esquire
                           Telecopier: (415) 395-8095

or such other addresses as shall be furnished in writing by any of the parties, and any such notice or communication shall be deemed to have been given as of the next business day, if delivered by overnight courier service or upon receipt (as evidenced by proof of transmission), if telecopied and three days after the date so mailed (if mailed).

    10.5 COUNTERPARTS. This Escrow Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

    10.6 MODIFICATION. This Escrow Agreement may be modified only by a written instrument signed by each of the parties hereto.

    10.7 COOPERATION. Shareholders, Parent and the Escrow Agent shall deliver to each other such information and documents and shall execute and deliver to each other such further information and documents and shall execute and deliver such further instruments and agreements as the others may reasonably request in order to accomplish the purpose of this Escrow Agreement or to assure to the others the benefits of this Escrow Agreement.

    10.8 ENTIRE UNDERSTANDING. This Escrow Agreement and the exhibits referred to herein represent the entire understanding of the parties with respect to the subject matter hereof and supersede all correspondence, memoranda, conversations or other communications with respect thereto.

    10.9 SEVERABILITY. The invalidity or unenforceability of any provision of this Escrow Agreement shall not affect the validity or enforceability of any other provision of this Escrow Agreement.

    10.10  TIME.  Time is of the essence under this Escrow Agreement.

    10.11 STATUTES. Any reference herein to any federal, state or local statute shall include all amendments to such statute through the date of this Escrow Agreement.

    10.12 INTERPRETATION. It is the intention of the parties hereto and the Shareholders and Company that the Merger qualify as a "reorganization" under the provisions of Section 368 of the Code, and be accounted for as a "pooling of interests," and this Escrow Agreement shall be interpreted and applied in a manner consistent with, and shall be subject to amendment to conform to, the requirements for such treatment.

    IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date first written above.

                                          STEP AHEAD INVESTMENTS, INC.
                                          By ___________________________________
                                          [Name]
                                          [Title]

                                          DOLLAR TREE STORES, INC.
                                          By ___________________________________
                                          [Name]
                                          [Title]

                                          STATE STREET BANK AND TRUST
                                          By ___________________________________
                                          [Name]
                                          [Title]

                                          By ___________________________________
                                          [Name]
                                          Shareholder Representative

                                   APPENDIX D
                DISSENTING STEP AHEAD SHAREHOLDERS' RIGHTS UNDER
                   CHAPTER 13 OF THE GENERAL CORPORATION LAW
                      OF THE CALIFORNIA CORPORATIONS CODE

SECTION 1300. REORGANIZATION OR SHORT-FORM MERGER; DISSENTING SHARES; CORPORATE
              PURCHASE AT FAIR MARKET VALUE; DEFINITIONS.

    (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

        (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
    (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

        (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
    (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
    (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

        (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

        (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

    (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1301. NOTICE TO HOLDERS OF DISSENTING SHARES IN REORGANIZATIONS; DEMAND
              FOR PURCHASE; TIME; CONTENTS.

    (a) If, in case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302. SUBMISSION OF SHARE CERTIFICATES FOR ENDORSEMENT; UNCERTIFICATED
              SECURITIES.

    Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificate representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303. PAYMENT OF AGREED PRICE WITH INTEREST; AGREEMENT FIXING FAIR
              MARKET VALUE; FILING; TIME OF PAYMENT.

    (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filled with the secretary of the corporation.

    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304. ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING SHARES OR FAIR
              MARKET VALUE; LIMITATION; JOINDER; CONSOLIDATION; DETERMINATION OF ISSUES; APPOINTMENT OF APPRAISERS.

    (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305. REPORT OF APPRAISERS; CONFIRMATION; DETERMINATION BY COURT;
              JUDGMENT; PAYMENT; APPEAL; COSTS.

    (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

    (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

    (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

    (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

    (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SECTION 1306. PREVENTION OF IMMEDIATE PAYMENT; STATUS AS CREDITORS; INTEREST.

    To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SECTION 1307. DIVIDENDS ON DISSENTING SHARES.

    Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308. RIGHTS OF DISSENTING SHAREHOLDERS PENDING VALUATION; WITHDRAWAL OF
              DEMAND FOR PAYMENT.

    Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309. TERMINATION OF DISSENTING SHARE AND SHAREHOLDER STATUS.

    Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

    (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

    (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

    (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

    (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SECTION 1310. SUSPENSION OF RIGHT TO COMPENSATION OR VALUATION PROCEEDINGS;
              LITIGATION OF SHAREHOLDERS' APPROVAL.

    If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

SECTION 1311. EXEMPT SHARES.

    This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SECTION 1312. RIGHT OF DISSENTING SHAREHOLDER TO ATTACK, SET ASIDE OR RESCIND
              MERGER OR REORGANIZATION; RESTRAINING ORDER OR INJUNCTION; CONDITIONS.

    (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

    (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

    (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                   APPENDIX E

                   OPINION OF FINANCIAL ADVISOR TO STEP AHEAD

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    To the full extent permitted by the Virginia Stock Corporation Act, the Articles of Incorporation require Dollar Tree to indemnify its officers and directors. Article V of the Articles of Incorporation provides that any director or officer who was or is a party to any proceeding shall be indemnified by Dollar Tree against any liability incurred by him in connection with such proceeding unless he engaged in willful misconduct or a knowing violation of the criminal law. Dollar Tree is also required to promptly pay for or reimburse all reasonable expenses, including attorneys' fees, incurred by a director or officer in advance of final disposition of the proceeding if the director or officer furnishes Dollar Tree with a written statement of his good faith belief that he has met the standard of conduct that is a prerequisite to his entitlement to indemnification and agrees to repay the advance if it is ultimately determined that he did not meet such standard of conduct. Dollar Tree is authorized to purchase and maintain insurance to insure Dollar Tree against its indemnification obligation, or insure any person who is or was a director, officer, employee, or agent of Dollar Tree against any liability asserted against or incurred by him in any such capacity or arising from his status as such, whether or not Dollar Tree has the power to indemnify him against such liability. Dollar Tree has directors and officers liability insurance. Dollar Tree is also empowered, by a majority vote of a quorum of disinterested directors, to enter into a contract to indemnify any director or officer against liability, whether occurring before or after the execution of the contract. Except to the extent contrary to the Articles of Incorporation or Virginia Stock Corporation Act, Dollar Tree is not prevented or restricted from making or providing for indemnities in addition to those provided in the Articles of Incorporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


  EXHIBIT
  NUMBER                                           DESCRIPTION OF EXHIBIT
-----------  ---------------------------------------------------------------------------------------------------

       2.1** Agreement for Purchase and Sale of Stock dated September 24, 1993 among J. Douglas Perry, Patricia
             W. Perry, Macon F. Brock, Jr., Joan P. Brock, H. Ray Compton and The SK Equity Fund, L.P.
       2.2*** Amended and Restated Stockholders Agreement effective March 13, 1995 among Dollar Tree, John F.
             Megrue, Thomas A. Saunders, III, and certain shareholders ("Stockholders Agreement")
       2.3** Securities Purchase Agreement dated September 30, 1993 among Dollar Tree, J. Douglas Perry,
             Patricia W. Perry, Macon F. Brock, Jr., Joan P. Brock, H. Ray Compton, John F. Megrue, Thomas A.
             Saunders, III, Allan W. Karp, Christopher K. Reilly, and The SK Equity Fund, L.P., and the First
             Amendment thereto
       2.4**** Agreement for Purchase and Sale of Stock dated as of January 16, 1996 between Dollar Tree and
             Michael N. Alper and Pamela J. Alper
       2.5+  First Amendment to Stockholders Agreement effective March 13, 1995
       2.6   Merger Agreement by and among Dollar Tree, Dollar Tree West, Inc. and Step Ahead, dated July 22,
             1998 (filed as Appendix B to the Prospectus/Proxy Statement included in the Registration Statement)
       2.7*  Form of Agreement of Merger to be entered into by and between Dollar Tree West, Inc. and Step Ahead

  EXHIBIT
  NUMBER                                           DESCRIPTION OF EXHIBIT
-----------  ---------------------------------------------------------------------------------------------------
       2.8   Form of Escrow Agreement to be entered into by and among Dollar Tree, the Shareholder
             Representative, Step Ahead, and Escrow Agent (filed as Appendix C to the Prospectus/Proxy Statement included in the Registration Statement)
       3.1++ Third Restated Articles of Incorporation of Dollar Tree, as amended
       3.2** Second Restated Bylaws of Dollar Tree
       4.1*** Amended and Restated Stockholders Agreement, as amended (See Exhibits 2.2 and 2.5 hereto)
       4.2++ Third Restated Articles of Incorporation of Dollar Tree, as amended
       4.3** Second Restated Bylaws of Dollar Tree
       4.4** Form of specimen certificate representing Dollar Tree's Common Stock
       4.5+++ Voting Agreement by and among Dollar Tree, Gary L. Cino, Janet Cino, Gary L. Nett, Trustee, and
             Gary and Janet Cino, Trustees
       5.1++++ Opinion of Hofheimer Nusbaum. P.C., regarding the legality of the securities being registered
       8.1++++ Tax Opinion of Latham & Watkins
      10.1*  Form of Non-Competition and Consulting Agreement to be entered into by and among Gary Cino, Dollar
             Tree and Dollar Tree West, Inc.
      10.2*  Form of Non-Competition Agreements to be entered into by and among Dollar Tree, Dollar Tree West,
             Inc., and Eric Stauss, Eric Leon, Anthony Leon and William Coyle, respectively
      10.3*  Form of Affiliate's Agreement
      10.4++++ Agreement of Lease by and between Step Ahead and 3222 Winona Way, L.P. dated February 17, 1993
      10.5++++ Step Ahead Investments, Inc. Long-Term Incentive Plan, as amended
      10.6++++ Form of Option Agreement to be entered into by and between Dollar Tree and Gary Cino, Eric Stauss,
             Eric Leon, Anthony Leon and William Coyle, respectively
      21.1*  Subsidiaries of Dollar Tree
      23.1++++ Consent of Hofheimer Nusbaum, P.C. (included in Exhibit 5.1 hereto)
      23.2   Consent of KPMG Peat Marwick LLP
      23.3   Consent of PricewaterhouseCoopers LLP
      24.1*  Power of Attorney (included in Part II of this Registration Statement)


------------------------


*     Previously filed.



** Incorporated by reference to Dollar Tree's Registration Statement on Form S-1, No. 33-88502.



*** Incorporated by reference to Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.



**** Incorporated by reference to Dollar Tree's Current Report on Form 8-K dated February 14, 1996.



+ Incorporated by reference to Dollar Tree's Registration Statement on Form S-3, No. 333-28599.



++ Incorporated by reference to Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.



+++ Incorporated by reference to Dollar Tree's current report on Form 8-K dated July 22, 1998.



++++  To be filed by amendment.

    (b) Schedule

                          STEP AHEAD INVESTMENTS, INC.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS


                                                                  CHARGED TO    CHARGED
                                                      BEGINNING    COSTS AND    TO OTHER                  ENDING
                    DESCRIPTION                        BALANCE     EXPENSES     ACCOUNTS   DEDUCTIONS    BALANCE
----------------------------------------------------  ----------  -----------  ----------  -----------  ----------
Allowance for Doubtful Accounts

  Fiscal year ended January 28, 1996................  $   38,000   $  12,000   $   --       $  --       $   50,000

  Fiscal year ended January 26, 1997................      50,000       1,000       --          --           51,000

  Fiscal year ended January 25, 1998................      51,000     462,000       --          --          513,000

  Fiscal six months ended July 26, 1998.............     513,000     124,000       --          --          637,000


ITEM 22. UNDERTAKINGS.

    (1) The undersigned registrant hereby undertakes:

       (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (2) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to effective date of the registration statement through the date of responding to the request.

    (3) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein.

    (5) The registrant hereby undertakes as follows:

        (a) that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (b) that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused amendment no. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on the 2nd day of September, 1998.


                                DOLLAR TREE STORES, INC.

                                By:           /s/ MACON F. BROCK, JR.
                                     -----------------------------------------
                                                Macon F. Brock, Jr.
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, amendment no. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.



             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Chairman of the Board;       September 2, 1998
       J. Douglas Perry           Director

                                President and Chief
   /s/ MACON F. BROCK, JR.        Executive Officer;
------------------------------    Director (principal        September 2, 1998
     Macon F. Brock, Jr.          executive officer)

              *                 Executive Vice President,
------------------------------    Secretary, Treasurer and   September 2, 1998
        H. Ray Compton            Director

                                Senior Vice President and
              *                   Chief Financial Officer;
------------------------------    (principal financial and   September 2, 1998
      Frederick C. Coble          accounting officer)

              *
------------------------------  Vice Chairman; Director      September 2, 1998
        John F. Megrue

              *
------------------------------  Director                     September 2, 1998
        Allan W. Karp

              *
------------------------------  Director                     September 2, 1998
   Thomas A. Saunders, III

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Director                     September 2, 1998
       Alan L. Wurtzel

              *
------------------------------  Director                     September 2, 1998
         Frank Doczi



*By:   /s/ MACON F. BROCK, JR.
      -------------------------
         Macon F. Brock, Jr.
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                            DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------

       2.1** Agreement for Purchase and Sale of Stock dated September 24, 1993 among J. Douglas Perry, Patricia W.
             Perry, Macon F. Brock, Jr., Joan P. Brock, H. Ray Compton and The SK Equity Fund, L.P.

       2.2*** Amended and Restated Stockholders Agreement effective March 13, 1995 among Dollar Tree, John F.
             Megrue, Thomas A. Saunders, III, and certain shareholders ("Stockholders Agreement")

       2.3** Securities Purchase Agreement dated September 30, 1993 among Dollar Tree, J. Douglas Perry, Patricia
             W. Perry, Macon F. Brock, Jr., Joan P. Brock, H. Ray Compton, John F. Megrue, Thomas A. Saunders,
             III, Allan W. Karp, Christopher K. Reilly, and The SK Equity Fund, L.P., and the First Amendment
             thereto

       2.4**** Agreement for Purchase and Sale of Stock dated as of January 16, 1996 between Dollar Tree and Michael
             N. Alper and Pamela J. Alper

      2.5+   First Amendment to Stockholders Agreement effective March 13, 1995

       2.6   Merger Agreement by and among Dollar Tree, Dollar Tree West, Inc. and Step Ahead, dated July 22, 1998
             (filed as Appendix B to the Prospectus/Proxy Statement included in the Registration Statement)

       2.7*  Form of Agreement of Merger to be entered into by and between Dollar Tree West, Inc. and Step Ahead

       2.8   Form of Escrow Agreement to be entered into by and among Dollar Tree, the Shareholder Representative,
             Step Ahead, and Escrow Agent (filed as Appendix C to the Prospectus/ Proxy Statement included in the
             Registration Statement)

       3.1++ Third Restated Articles of Incorporation of Dollar Tree, as amended

       3.2** Second Restated Bylaws of Dollar Tree

       4.1*** Amended and Restated Stockholders Agreement, as amended (See Exhibits 2.2 and 2.5 hereto)

       4.2++ Third Restated Articles of Incorporation of Dollar Tree, as amended

       4.3** Second Restated Bylaws of Dollar Tree

       4.4** Form of specimen certificate representing Dollar Tree's Common Stock

       4.5+++ Voting Agreement by and among Dollar Tree, Gary L. Cino, Janet Cino, Gary L. Nett, Trustee, and Gary
             and Janet Cino, Trustees

       5.1++++ Opinion of Hofheimer Nusbaum. P.C., regarding the legality of the securities being registered

       8.1++++ Tax Opinion of Latham & Watkins

      10.1*  Form of Non-Competition and Consulting Agreement to be entered into by and among Gary Cino, Dollar
             Tree and Dollar Tree West, Inc.

      10.2*  Form of Non-Competition Agreements to be entered into by and among Dollar Tree, Dollar Tree West,
             Inc., and Eric Stauss, Eric Leon, Anthony Leon and William Coyle, respectively

      10.3*  Form of Affiliate's Agreement

      10.4++++ Agreement of Lease by and between Step Ahead and 3222 Winona Way, L.P. dated February 17, 1993

      10.5++++ Step Ahead Investments, Inc. Long-Term Incentive Plan, as amended

      10.6++++ Form of Option Agreement to be entered into by and between Dollar Tree and Gary Cino, Eric Stauss,
             Eric Leon, Anthony Leon and William Coyle, respectively

      21.1*  Subsidiaries of Dollar Tree

      23.1++++ Consent of Hofheimer Nusbaum, P.C. (included in Exhibit 5.1 hereto)

      23.2   Consent of KPMG Peat Marwick LLP

      23.3   Consent of PricewaterhouseCoopers LLP

      24.1*  Power of Attorney (included in Part II of this Registration Statement)


------------------------


*   Previously filed.



** Incorporated by reference to Dollar Tree's Registration Statement on Form S-1, No. 33-88502.



*** Incorporated by reference to Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.



****Incorporated by reference to Dollar Tree's Current Report on Form 8-K dated
    February 14, 1996.



+ Incorporated by reference to Dollar Tree's Registration Statement on Form S-3, No. 333-28599.



++ Incorporated by reference to Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.



+++ Incorporated by reference to Dollar Tree's current report on Form 8-K dated
    July 22, 1998.



++++To be filed by amendment.